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# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Monaro Mining NL

*CURRENT ADDRESS Suite 705 Level 7
St. Martins Tower
31 Market Street
Sydney NSW 2000

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

ILE NO. 82- 35212 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| F 14A (PROXY) | ☐ | | |

OICF/BY: MAC

DAT : 6/9/08

Exh. 69

# MONARO MINING NL

RECEIVED
2008 MAR -7 P 12:20

**ABN 99 073 155 781**

**FINANCIAL REPORT**
**FOR THE FINANCIAL YEAR ENDED**
**30 JUNE 2007**

**MONARO MINING NL**

**ABN 99 073 155 781**

# ANNUAL FINANCIAL REPORT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2007

CONTENTS


| | |
|---|---|
| Corporate governance statement | 3 |
| Directors' report | 6 |
| Auditors' independence declaration | 11 |
| Independent audit report | 12 |
| Directors' declaration | 14 |
| Income statement | 15 |
| Balance sheet | 16 |
| Statement of recognised income and expense | 17 |
| Cash flow statement | 18 |
| Notes to the financial statements | 19 |
| Additional stock exchange information | 60 |

## CORPORATE GOVERNANCE STATEMENT

This statement summarises the corporate governance practices adopted by the Board of Directors. Monaro Mining NL's objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

It is noteworthy that in the Second Report to the ASX Corporate Governance Council in February 2005, the Implementation Review Group ("IRG") reported that:

*"there is no typical organisation and no single Entity readily identifiable model for corporate governance...At different times and stages in a Company's life, some governance structures may be better for the generation of wealth of investors than others."*

*"the IRG's view is that effective governance practices will be those that address the 10 key Principles"*

*"the IRG considers that there is a need for further information targeted to smaller companies highlighting the acceptability of appropriately disclosed, alternative corporate governance practices."*

Given the background stated above, it should be appreciated that the practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the Company's size and risk profile.
This statement outlines the main corporate governances practices ('Guidelines') in place throughout the financial year, which comply with Australian Stock exchange ('ASX') Corporate Governance Council recommendations, unless otherwise stated.

The Company and its controlled entities together are referred to as Monaro in this statement.

**Principle 1**
**Lay solid foundations for management and oversight**

The Board operates in accordance with the broad principles set out below.

**Role of the Board**
The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of the Executive Directors and Company Secretary.

**Principle 2**
**Structure the Board to add value**

**Board Composition**
The company has a Board of three directors comprising a non executive chairman, an executive director and one independent non-executive director.

The directors have a broad mix of skills, experience and knowledge to enable them to effectively and efficiently discharge their responsibilities and duties.

Although a non executive of the company, the chairman does not satisfy the test of independence due to holding a beneficial interest in a substantial shareholder of the company. Whilst this is a departure from best practice there is an inherent acceptance by investors that Mr Grigor was the principle founder of the Company. Moderating this departure, the Board has established clear protocols for handling conflicts of interest and has agreed to review the composition should the Company's market capitalisation exceed $100 million.

## CORPORATE GOVERNANCE STATEMENT (Continued)

In addition, to facilitate independent decision making, each director of the company has the right to seek independent professional advice in the furtherance of their duties as directors at the Company's expense provided they notify the company beforehand.

The constitution of the company provides that directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, and qualifications are set out in the Director's Report under the heading "Information on Directors."

**Meetings**
The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Director's Report.

**Board Committees**
Other than for an audit committee, the Board does not have separately established committees dealing with nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:

**Nomination Committee**
The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

- The full Board of Monaro undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. Currently the Board has an aggregate of 60 years plus experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

- The company's current policy places significant emphasis on the utilisation of the specialist skills of external consultants in geology, metallurgy and engineering usually only available in-house within larger organisations.

**Principle 3: Promote ethical and responsible decision-making**
The company has established a policy regarding trading in its securities by directors, officers and employees. Directors, officers and employees must not, directly or indirectly, buy or sell shares or other securities in the company when in possession of unpublished price sensitive information which could materially affect the value of those securities. Any trading in the company's securities by those persons must first be notified to the chairman of the company.

The company has developed and continually reviews a formal code of conduct as part of its Board charter which requires all business affairs to be conducted legally, ethically and with integrity, and which allows breaches of the code to be reported by third parties. The code and the securities trading policy are available for review on Monaro's website.

**Principal 4: Safeguard integrity in financial reporting**
The company has appointed two non executive directors to the audit committee, the Chairman of which is an independent member and experienced Chartered Accountant. The committee assesses and reviews the internal accounting and external audits and any material issues arising from those reviews. It also assesses and reviews the accounting policies and practices of the company as an integral part of reviewing the half year and full year accounts. It will make recommendations regarding the appointment of external auditors and the level of their fees and provide a facility, if necessary, to discuss any concerns raised by the auditors independently of management influence.

**CORPORATE GOVERNANCE STATEMENT (Continued)**

The external auditors meet privately with the Chairman of the Audit Committee at least once per year.

**Principal 5: Make timely and balanced disclosure**
The company secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). The company's policy calls for the provision of relevant and timely information to its shareholders and is committed to fulfilling its obligations to the broader market for continuous disclosure. The company aims to ensure timely provision and equal access to material information about the company.

The Board has ensured that the procedure for identifying and disclosing material and price sensitive information is in accordance with the Corporations Act 2001 and the ASX Listing Rules. The company does not have a formal written policy regarding disclosure but the Board and management liaise closely to identify and approve information for disclosure.

The Monaro website contains copies of annual and half year reports, ASX announcements, investor relations publications, briefings and presentations given by executives.

**Principal 6: Respect the rights of shareholders**
All information disclosed to the ASX is posted on the company's website following confirmation of receipt from the ASX. Shareholders may register on the site to receive electronic notification of releases of information by the company. A copy of the company's annual report and notice of annual general meeting is sent to all shareholders.

**Principal 7: Recognise and manage risk**
The company is developing a risk management programme aimed at ensuring the company conducts its operations in a manner that enables risks to be identified, assessed and appropriately managed. The company secretary, reporting to the full Board, manages the company's internal controls and risk management and the audit committee oversees risk management and internal compliance.

**Principal 8: Encourage enhanced performance**
Due to the size and infancy of the company, the Board has no formal performance evaluation policy at present. It is considered that the current directors have a sufficient mix of skills and experience to discharge their responsibilities effectively.

The directors are provided with access to the following resources: -

- monthly financial reports with actual expenditure compared to budget;
- subject to prior consultation with the chairman, the right to seek independent professional advice at the company's expense;
- unrestricted access to the executive director, company secretary and company information.

**Principal 9: Remunerate fairly and responsibly**
The Board determines the remuneration of the executive director. The Board believes that due to the size of the company, individual salary negotiation is more appropriate than formal remuneration policies.

The Board reviews market comparisons in determining remunerations and seeks independent external advice as necessary.

Non-executive directors are remunerated by way of directors' fees within the limit approved by shareholders. The Board determines fees paid to individual Board members. Further information on directors' remuneration is set out in the director's report and notes to the annual financial report.

**Principal 10: Recognise the legitimate interests of stakeholders**
The company is developing a formal code of conduct for the Board, management and staff.

The directors continually review the business to determine the most effective and appropriate operating procedures. Review includes risk management approach to health, safety and the commercial operations of the business to ensure compliance with its legal and social obligations to all stakeholders.

## DIRECTORS' REPORT

The Directors of Monaro Mining NL submit herewith the annual financial report for the year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The Directors of the Company in office during or since the end of the financial year are:

| | | |
|---|---|---|
| W R Grigor | - | Non-Executive Chairman |
| M Rampe | - | Managing Director |
| M J Evans | - | Non-Executive Director |

Further information concerning the particulars of the Directors is included elsewhere within this report.

PRINCIPAL ACTIVITIES

The principal activities of the Company and of the Consolidated Entity are:

(i) exploration for minerals including uranium, gold and base metals;
(ii) the acquisition and sale of mineral tenements;

OPERATING RESULTS

The loss of the Consolidated Entity for the year ended 30 June 2007 after income tax was $3,190,840 (2006: loss $921 337).

DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 30 June 2007 nor have any amounts been paid or declared by way of dividend during the year.

REVIEW OF OPERATIONS

A review of operations carried on by the Company and the Consolidated Entity is set out in the Operations Review section of this Annual Report.

CHANGES IN THE STATE OF AFFAIRS

During the financial year, there was no significant change in the state of affairs of the Consolidated Entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

FUTURE DEVELOPMENTS

The Consolidated Entity intends to continue its present range of activities during the forthcoming year and, in accordance with its objectives, may participate in new exploration projects. Certain information concerning future activity is set out in the Operations Review Section. Other information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the Consolidated Entity.

ENVIRONMENTAL REGULATION

The Entity is subject to significant environmental regulation in respect of exploration activity. Approvals, licences, hearings and other regulatory requirements are observed by the Entity in respect of each tenement in which the Entity conducts exploration activity. At the date of this report, the Entity does not have any mines in production or under construction.

The Entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the Entity or joint venture operators. As at the date of this report the Company has not been notified of any breach.

SHARE OPTIONS

Details of share options over ordinary shares issued by the Company during the period together with details of options converted during the period and on issue at 30 June 2007 are set out in Note 17 to the financial statements and form part of this report.

The holders of share options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

During the period there were no incentive share options granted to Directors or Employees.

Details of unissued shares or interests under option at the date of this report are:

| *Issuing entity* | *Number of shares under option* | *Class of shares* | *Exercise price of option* | *Expiry date of options* |
|---|---|---|---|---|
| Monaro Mining NL | 1 800 000 | Ordinary | $0.60 | 31 Dec 2008 |
| Monaro Mining NL | 750 000 | Ordinary | $1.75 | 31 Dec 2008 |
| Monaro Mining NL | 350 000 | Ordinary | $1.07 | 19 Apr 2011 |

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

PARTICULARS OF DIRECTORS

WARWICK R GRIGOR

Mr Grigor, aged 48, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stock broking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist research and advisory company focusing on the junior resources sector.

- Relevant interest in Monaro Mining NL shares
  1,561,370 fully paid shares
  2,000,000 contributing shares paid to 0.1 cents
- Interest in contracts - refer note 30.

Mr Grigor attended all 4 Directors meetings.

Mr Grigor has also held Directorships in the following ASX listed entities:

| **Company** | **Period of Directorship** |
|---|---|
| First Australian Resources Limited | Since 26 April 1995 |
| Peninsula Minerals Limited | Since 11 April 2005 |
| Heritage Gold NZ Ltd | Since 18 April 2007 |

Mr Grigor has also been a Director of Tianshan Goldfields Limited during the past three years.

**DIRECTORS' REPORT (continued)**

PARTICULARS OF DIRECTORS (continued)

MART RAMPE

Mr Rampe, aged 56, is a geologist with over thirty years experience in minerals exploration and development from grass roots exploration through to pre-mine development. He has worked with a number of commodities including gold, base metals, uranium and industrial minerals. Country experience includes Australia, Papua New Guinea, Solomon Islands, New Zealand and USA (Alaska) and more recently Central Asia. Since 1985 he has been the principal of Harvest Exploration Pty Ltd, a successful consultancy in the minerals and environmental industry. He has held senior exploration management positions in public listed and private exploration companies

- Relevant interest in Monaro Mining NL shares
  - 50,000 fully paid shares
  - 1,500,000 contributing shares paid to 0.1 cents
- Interest in contracts - refer note 30.

Mr Rampe attended all 4 Directors meetings.

MICHAEL J EVANS

Mr Evans, aged 57, is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and internationally.

- Relevant interest in Monaro Mining NL shares
  - 62,500 fully paid shares
  - 1,500,000 contributing shares paid to 0.1 cents
- Interest in contracts - refer note 30.

Mr Evans attended all 4 Directors meetings.

Mr Evans has also held a Directorship in First Australian Resources Limited since 15 September 1992.

COMPANY SECRETARY

Mrs June Atling, aged 56, is a Certified Practising Accountant and holds a Bachelor of Commerce degree. Mrs Atling was appointed Company Secretary in 2005. Mrs Atling resigned on 11 July 2007.

Mrs Anne Adaley aged 47, was appointed Company Secretary on 11 July 2007. Mrs Adaley is a member of National Institute of Accountants and has held senior management roles with a number of listed public Australian exploration and mining companies over the last 25 years including 9 years as Company Secretary for several listed public companies.

DIRECTORS AND EXECUTIVE DETAILS

The Directors of the Consolidated Entity during the year were:

- Warwick Robert Grigor (Non-Executive Chairman)
- Mart Rampe (Managing Director)
- Michael John Evans (Non-Executive Director)

The group executives of the Consolidated Entity during the year were:

- June Ann Atling
- Steven James McRobbie

## REMUNERATION REPORT

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually at full Board level.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The Entity does not have a remuneration committee however the remuneration of Directors is dealt with at full Board level.

Remuneration packages contain the following key elements:

(a) Primary benefits – salary/fees and non monetary benefits including provision of motor vehicles and health benefits.
(b) Post employment benefits – superannuation.
(c) Equity – Share option granted as disclosed in Note 29 of the financial statements.
(d) Other Benefits.

The following table discloses the remuneration of the Directors of the Company and the highest paid executives of the Consolidated group:

| | Primary Short-term employee benefits | | Post-employment | | | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| Name | Salary and Fees $ | Other* $ | Super $ | Other long-term employee benefits $ | Termination benefits $ | Options $ | $ |
| WR Grigor | 45 000 | - | 4 050 | - | - | - | 49 050 |
| M Rampe | 160 800 | 30 000 | 1 800 | - | - | - | 192 600 |
| MJ Evans | 20 000 | - | 1 800 | - | - | - | 21 800 |
| JA Atling | 48 000 | 10 000 | 4 320 | - | - | - | 62 320 |
| SJ McRobbie | 205 577 | - | - | - | - | - | 205 577 |
| Total | 479 377 | 40 000 | 11 970 | - | - | - | 531 347 |

* Other short-term employee benefits includes a bonus paid to Mr M Rampe of $30,000 and Mrs J Atling of $10,000.

## PROCEEDINGS ON BEHALF OF THE COMPANY

At the date of this report the Directors are not aware of any proceedings on behalf of the Entity.

## NON-AUDIT SERVICES

Details of amounts paid or payable to the auditor for audit and non-audit services provided during the year by the auditor are outlined in note 31 to the financial statements.

There were no non-audit services provided by the auditor (or by another person or firm on the auditor's behalf) during the financial year.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 307 (c) of the Corporations Act 2001, the Directors' report includes the auditor's independence declaration on page 11 of the financial report.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

**Mr M Rampe**
**Managing Director**
Sydney, 27 September 2007

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au



27 September 2007

Board of Directors
Monaro Mining NL
Level 2
87 Colin Street
WEST PERTH WA 6005

Dear Sirs

**RE: MONARO MINING NL**

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Monaro Mining NL.

As Audit Director for the audit of the financial statements of Monaro Mining NL for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely
**STANTONS INTERNATIONAL**
**(Authorised Audit Company)**

**John Van Dieren**
**Director**

Stantons International
ABN 41 103 088 697
LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

**INDEPENDENT AUDITOR'S REPORT**
**TO THE MEMBERS OF**
**MONARO MINING NL**

**Report on the Financial Report**

We have audited the accompanying financial report of Monaro Mining NL, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

*Directors' Responsibility for the Financial Report*

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 3, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards, but that the financial report of the Company does not comply.

*Auditor's Responsibility*

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of



Russell
Bedford

accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Independence*

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

*Auditor's Opinion*

1. In our opinion:

(a) the financial report of Monaro Mining NL is in accordance with the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

 (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 3.

**STANTONS INTERNATIONAL**
**(An Authorised Audit Company)**

Stantons International

**J P Van Dieren**
Director

West Perth, Western Australia
27 September 2007

**MONARO MINING NL**
**DIRECTORS' DECLARATION**

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the company and the consolidated entity; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

**Mr M Rampe**
**Managing Director**
Sydney, 27 September 2007

MONARO MINING NL AND CONTROLLED ENTITIES

# Income statement for the financial year ended 30 June 2007

| | Note | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Continuing operations | | | | | |
| Other income | 6 | 299 535 | 112 287 | 299 535 | 109 931 |
| Accounting and audit | | (55 789) | (17 880) | (51 136) | (17 880) |
| Depreciation and amortisation | | (31 483) | (6 528) | (3 200) | (3 246) |
| Employee benefits expense | | - | (192 080) | - | (192 080) |
| Foreign exchange loss | | (5 240) | (541) | (151 988) | - |
| Insurance | | (33 114) | (5 087) | (4 383) | (4 599) |
| Occupancy & administration expenses | | (315 510) | (81 384) | (189 140) | (49 519) |
| Project expenditure | | (1 890 513) | (253 198) | (518 448) | (233 544) |
| Promotion | | (311 376) | (48 178) | (305 371) | (46 855) |
| Salary, wages, professional fees | | (664 389) | (357 775) | (355 732) | (191 022) |
| Travel | | (180 830) | (70 973) | (134,795) | (54 162) |
| Impairment of non current assets | | - | - | (1 722 474) | (367 611) |
| Other expenses | | (2 131) | - | (1 381) | - |
| **(Loss) before income tax expense** | 7 | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| Income tax expense | 8 | - | - | - | - |
| (Loss) from continuing operations | | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| **(Loss) for the period** | | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| **(Loss) attributable to members of Monaro Mining NL** | | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| **Earnings per share:** | | | | | |
| Basic profit (loss) cents per share | 20 | (11.7) | (4.8) | | |
| Diluted profit (loss) cents per share | 20 | (11.7) | (4.8) | | |

Notes to the financial statements are included on pages 19 to 59.

MONARO MINING NL AND CONTROLLED ENTITIES

# Balance sheet as at 30 June 2007

| | Note | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | | 4 828 294 | 3 015 374 | 4 786 064 | 2 909 961 |
| Trade and other receivables | 9 | 31 930 | 18 995 | 31 930 | 18 995 |
| Other assets | 10 | 15 816 | 3 633 | 15 770 | - |
| **Total Current Assets** | | 4 876 040 | 3 038 002 | 4 833 764 | 2 928 956 |
| **NON CURRENT ASSETS** | | | | | |
| Other financial assets | 11 | 54 324 | 50 000 | 3 681 518 | 3 677 194 |
| Intangibles | 12 | 12 498 | - | 5 916 | - |
| Property, plant and equipment | 13 | 176 835 | 44 561 | 10 376 | 8 806 |
| Mineral properties | 14 | 3 739 084 | 3 639 084 | 100 000 | - |
| **Total Non-Current Assets** | | 3 982 741 | 3 733 645 | 3 797 810 | 3 686 000 |
| **TOTAL ASSETS** | | 8 858 781 | 6 771 647 | 8 631 574 | 6 614 956 |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 15 | 206 310 | 130 027 | 82 785 | 103 898 |
| Provisions | 16 | 6 308 | - | 2 704 | - |
| **Total Current Liabilities** | | 212 618 | 130 027 | 85 489 | 103 898 |
| **TOTAL LIABILITIES** | | 212 618 | 130 027 | 85 489 | 103 898 |
| **NET ASSETS** | | 8 646 163 | 6 641 620 | 8 546 085 | 6 511 058 |
| **EQUITY** | | | | | |
| Issued Capital | 17 | 11 217 416 | 5 673 722 | 11 217 416 | 5 673 722 |
| Reserves | 18 | 1 547 575 | 1 895 886 | 1 524 420 | 1 894 574 |
| Accumulated losses | 19 | (4 118 828) | (927 988) | (4 195 751) | (1 057 238) |
| **TOTAL EQUITY** | | 8 646 163 | 6 641 620 | 8 546 085 | 6 511 058 |

Notes to the financial statements are included on pages 19 to 59.

MONARO MINING NL AND CONTROLLED ENTITIES

# Statement of recognised income and expense for the financial year ended 30 June 2007

| | Note | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|---|
| Translation of foreign operations: | | | | | |
| Exchange differences taken to equity | 18 | 21 843 | 1 312 | - | - |
| Option reserve increments | 18 | (370 154) | 1 894 574 | (370 154) | 1 894 574 |
| Share issue costs | | (280 260) | (270 898) | (280 260) | (270 898) |
| Income tax on items taken directly to or transferred from equity | | - | - | - | - |
| **Net income recognised directly in equity** | | (628 571) | 1 624 988 | (650 414) | 1 623 676 |
| **(Loss) for the period** | 19 | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| **Total recognised income and expense for the period** | | (3 819 411) | (703 651) | (3 788 927) | (573 089) |
| Attributable to: | | | | | |
| Equity holders of the parent | | (3 819 411) | (703 651) | (3 788 927) | (573 089) |
| Effects of changes in accounting policy: | | | | | |
| Equity holders of the parent | | - | - | - | - |

Notes to the financial statements are included on pages 19 to 59.

MONARO MINING NL AND CONTROLLED ENTITIES

# Cash flow statement
# for the financial year ended 30 June 2007

| | Note | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Receipts from customers | | - | - | - | - |
| Payments to suppliers | | (3 151 392) | (733 548) | (1 357 621) | (510 737) |
| Net cash provided by/(used in) operating activities | 26(b) | (3 151 392) | (733 548) | (1 357 621) | (510 737) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Interest received | | 243, 945 | 103 583 | 243 945 | 103 583 |
| Payments for mineral properties | | (100 000) | (10 000) | (100 000) | (10 000) |
| Payments for property, plant, equipment and intangibles | | (199 562) | (51 987) | (18 570) | (12 052) |
| Amounts advanced to related parties | | - | - | (1 874 461) | (361 806) |
| Other | | 45 675 | 7 677 | 45 675 | - |
| Net cash from (used in) investing activities | | (9 942) | 49 273 | (1 703 411) | (280 275) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from issue of shares and other equity securities | | 5 105 795 | 4 077 503 | 5 105 795 | 4 077 503 |
| Repayment of borrowings | | - | (77 933) | - | (77 933) |
| Payment for share issue costs | | (168 660) | (319 678) | (168 660) | (319 678) |
| Net cash provided by financing activities | | 4 937 135 | 3 679 892 | 4 937 135 | 3 679 892 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 1 775 801 | 2 995 617 | 1 876 103 | 2 888 880 |
| Cash and cash equivalents at the beginning of the year | | 3 015 374 | 21 081 | 2 909 961 | 21 081 |
| Effects of exchange rate changes on cash and cash equivalents | | 37 119 | (1 324) | - | - |
| Cash and cash equivalents at the end of the period | 26(a) | 4 828 294 | 3 015 374 | 4 786 064 | 2 909 961 |

Notes to the financial statements are included on pages 19 to 59.





| Note | Contents |
|---|---|
| 1 | General information |
| 2 | Adoption of new and revised Accounting Standards |
| 3 | Significant accounting policies |
| 4 | Critical accounting judgements and key sources of estimation uncertainty |
| 5 | Business and geographical segments |
| 6 | Revenue |
| 7 | Loss for the year |
| 8 | Income taxes |
| 9 | Trade and other receivables |
| 10 | Other assets |
| 11 | Other financial assets |
| 12 | Other intangible assets |
| 13 | Property, plant and equipment |
| 14 | Mineral properties |
| 15 | Trade and other payables |
| 16 | Provisions |
| 17 | Issued capital |
| 18 | Reserves |
| 19 | Accumulated losses |
| 20 | Earnings per share |
| 21 | Commitments for expenditure |
| 22 | Contingent liabilities and contingent assets |
| 23 | Jointly controlled operations and assets |
| 24 | Subsidiaries |
| 25 | Acquisition of businesses |
| 26 | Notes to the cash flow statement |
| 27 | Financial instruments |
| 28 | Share-based payments |
| 29 | Key management personnel compensation |
| 30 | Related party transactions |
| 31 | Remuneration of auditors |
| 32 | Subsequent events |

**1. General information**

Monaro Group Limited is a listed public company, incorporated in Australia and operating in Australia and the Kyrgyz Republic.

**Registered office**
1st Floor
87 Colin Street
West Perth WA 6005

**Principal place of business**
Unit 4a
20 Somerset Avenue
Narellan NSW 2576

**2. Adoption of new and revised Accounting Standards**

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. The adoption of these new and revised Standards and Interpretations has not resulted in changes to the Group's accounting policies.

At the date of authorisation of the financial report, the following Standards and Interpretations were in issue but not yet effective:

- AASB 7 'Financial Instruments: Disclosures' and consequential amendments to other accounting standards resulting from its issue. This is effective for annual reporting periods beginning on or after 1 January 2007.

- AASB 101 'Presentation of Financial Statements' – revised standard. This is effective for annual reporting periods beginning on or after 1 July 2007

- Interpretation 10 'Interim Financial Reporting and Impairment'. This is effective for annual reporting periods beginning on or after 1 November 2006.

**Limitation of ability to designate financial assets and financial liabilities through profit or loss**

The Australian Accounting Standards Board ('AASB') released AASB 2005-4 'Amendments to Australian Accounting Standards' in June 2005. AASB 2005-4 amends AASB 139 'Financial Instruments: Recognition and Measurement' by limiting the ability of entities to designate any financial asset or financial liability as 'at fair value through profit or loss'.

Financial assets that can no longer be designated as 'at fair value through profit or loss' are now classified into either loans and receivables, held-to-maturity investments or available-for-sale investments, as appropriate, and measured at amortised cost or at fair value with changes in fair value recognised in equity, according to their classification. Financial liabilities that can no longer be designated as 'at fair value through profit or loss' are classified as 'other' financial liabilities and measured at amortised cost. Although ordinarily the designation of a financial asset as available-for-sale is made on initial recognition, the transitional provisions of the Standard allow such designation to be made on the date of de-designation .

The changes introduced by AASB 2005-4 are applied by the Group with effect from the beginning of the comparative reporting period presented in this financial report (i.e., with effect from 1 July 2005). This amendment has no effect on the financial statements of the company or Group for the current or prior reporting periods.

**Accounting for business combinations involving entities or businesses under common control**

The AASB released AASB 2005-6 'Amendments to Australian Accounting Standards' in June 2006. AASB 2005-6 amends AASB 3 'Business Combinations' by removing business combinations involving entities or business under common control from its scope. The effect of the scope amendment is that there is no longer any explicit guidance under Accounting Standards as to how to account for these types of business combinations.

Due to the requirements of AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' permitting the non-restatement of pre-transition business combinations, the amendment has no effect on the financial statements of the company or Group for the current or prior reporting periods. However, future transactions involving entities under common control will be affected. Details of the entity's accounting policies in relation to common control transactions are outlined in note 3(t).

**2. Adoption of new and revised Accounting Standards (continued)**

**Accounting for rights to reimbursement**

The AASB released AASB 2005-5 'Amendments to Australian Accounting Standards' in June 2005. The amendment arose in the context of rights to receive reimbursement subject to Interpretation 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds' and amends AASB 139 'Financial Instruments: Recognition and Measurement' to exclude rights to reimbursement for expenditure required to settle a present or former provision recognised in accordance with AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'. The effect of the scope amendment is that a contractual right to receive such reimbursement in the form of cash will be accounted for in the same manner as other forms of rights to such reimbursements (i.e., non-cash rights), rather than as an available-for-sale financial asset.

The changes introduced by AASB 2005-5 are applied by the Group with effect from the beginning of the comparative reporting period presented in this financial report (i.e., with effect from 1 July 2005. The amendment has no effect on the financial statements of the company or the Group for the current or prior reporting periods. However, future transactions involving the application of these amendments result in such rights to reimbursements that were previously classified by the Group as available for sale financial assets (measured at fair value with changes in fair value recognised directly in equity) being now accounted for in accordance with the requirements of AASB 137 (measured at the best estimate of expenditure required to settle the obligation with changes in the carrying amount recognised in profit or loss for the period).

**3. Significant accounting policies**

The following is a summary of the significant accounting policies adopted by the Company and by the Parent Entity and its controlled entities in the preparation of these financial statements. The Company is a listed public company limited by shares, incorporated and domiciled in Australia.

**(a)Basis of preparation of Accounts**
**Statement of compliance**

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) and the Corporations Act 2001. The consolidated financial report of the Group also complies with the IFRS and interpretations adopted by the International Accounting Standards Board. The Company's financial report does not comply with IFRS as the Company has elected to apply the relief provided to parent entities by AASB 132 'Financial Instruments: - Presentation and Disclosure and Presentation' in respect of certain disclosure requirements.

The financial report has been prepared on the accruals basis and is based in historical cost basis, except for available-for –sale financial assets that have been measured at fair value, The presentation currency used in this financial report is Australian Dollars.

The financial statements were authorised for issue by the Directors on 27 September 2007.

**(b) Borrowings**

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

**(c) Borrowing costs**

Borrowing costs are expensed.

**(d) Cash and cash equivalents**

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the Entity's activities.

**3. Significant accounting policies (continued)**

**(e) Derivative financial instruments**

The Entity does not presently hold derivatives.

**(f) Employee benefits**

*General*
Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave, other leave entitlements and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

*Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*Share based payments*

The Entity has applied the requirements of AASB 1 *'First-time adoption of Australian Equivalents to International Financial Reporting Standards'* in respect of equity instruments and share based payments.

*Shares options granted after 7 November 2002 and vested after 1 January 2005*
Equity-settled share-based payments granted after November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed at the date of issue.

For cash settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

**(g) Investments and other financial assets**

*Financial assets at fair value through profit or loss*
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as such if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

*Held-to-maturity investments*
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Entity's management has the positive intention and ability to hold to maturity.

Bills of exchange are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

**3. Significant accounting policies (continued)**

**(g) Investments and other financial assets (continued)**

*Available-for-sale financial assets*
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs.

Securities held by the Entity are classified as being available-for-sale and are stated at fair value less impairment. Realised and unrealised gains and losses arising from changes in fair value are recognised directly in equity in the available-for-sale revaluation reserve, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in the available-for-sale revaluation reserve is included in profit or loss for the period.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss –measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

*Loans and receivables*
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loan and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

**(h) Fair value estimation**

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Entity for similar financial instruments.

**(i) Financial instruments issued by the company**

*Debt and equity instruments*
Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

*Transaction costs on the issue of equity instruments*
Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

*Interest and dividends*
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The Entity does not presently pay dividends.

**3. Significant accounting policies (continued)**

**(j) Foreign currency translation**

*Functional and presentation currency*
Items included in the financial statements of each Entity are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The financial statements are presented in Australian dollars, which is Monaro Mining NL's functional and presentation currency.

*Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

*Group companies and foreign operations*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign Entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign Entity and translated at exchange rates prevailing at the reporting date.

**(k) Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

**(l) Acquisition of assets and goodwill**

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

**3. Significant accounting policies (continued)**

**(m) Exploration and evaluation costs**

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 '*Exploration for and Evaluation of Mineral Resources*' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed recoverable amount. Impairment losses are recognised in the income statement.

**(n) Impairment of assets**

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

**(o) Income tax**

*Current tax*
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

*Deferred tax*
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, and joint ventures except where the Entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

**3. Significant accounting policies (continued)**

**(o) Income tax (continued)**

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/ Entity intends to settle its current tax assets and liabilities on a net basis.

*Current and deferred tax for the period*
Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

**(p) Joint ventures**

*Jointly controlled assets and operations*
Interests in jointly controlled assets and operations are reported in the financial statements by including the Entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

*Jointly controlled entities*
The interest in a joint venture partnership is accounted for in the financial statements using the equity method and is carried at cost by the parent Entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing a joint venture partnership and transactions with the joint venture are eliminated to the extent of the Entity's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

**(q) Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*Entity as lessee*
Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the Entity's general policy on borrowing costs. Refer to note 3 (b).

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

*Lease incentives*
In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

**3. Significant accounting policies (continued)**

**(r) Non-current assets held for sale**

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. The sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

**(s) Payables**

Trade payables and other accounts payable are recognised when the Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

**(t) Principles of consolidation**

The financial statements are prepared by combining the financial statements of all the entities that comprise the Entity, being the company (the parent Entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Monaro Mining NL ("company" or "parent Entity") as at the reporting date and the results of all the subsidiaries for the year then ended. Monaro Mining NL and its subsidiaries together are referred to as the Group or the consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another Entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries which are business combinations by the Group (refer to note 3 (l)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

**(u) Property, plant and equipment**

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the diminishing balance method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase which is amortised on a units of production method based on the ratio of actual production to remaining proved reserves as estimated by independent experts, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the Entity will obtain ownership of the asset, the life of the asset.

**3. Significant accounting policies (continued)**

**(u) Property, plant and equipment (continued)**

Depreciation is calculated on the diminishing balance method as follows:

| | |
|---|---|
| - Motor vehicles | 22.5% |
| - Computer hardware | 40% |
| - Computer software | 40% |
| - Website development | 40% |
| - Office Furniture and Equipment | 20% |
| - Telephones | 30% |
| - Field Equipment | 30% |

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Entity policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

**(v) Share based payments**

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed at the date of issue.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

**(w) Provisions**

Provisions are recognised when the Entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

An onerous contract is considered to exist where the Entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

The Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent consultants.

**3. Significant accounting policies (continued)**

**(x) Revenue recognition**

*Sale of mineral products.*
Revenue from the sale of minerals is recognised when the Entity has transferred to the buyer the significant risks and rewards of ownership and can be measured reliably.

*Dividend and interest revenue*
Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

**(y) Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

**(z) Trade receivables**

Trade receivables are recognised initially at fair value. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance for doubtful receivables is established when there is objective evidence that the Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement of the allowance is recognised in the income statement.

**(aa) Earnings per share**

*Basic earnings per share*
Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

**4. Critical accounting judgements and key sources of estimation uncertainty**

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

**Critical judgements in applying the entity's accounting policies**

The following are the critical judgements including those involving estimations, that management has made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the financial statements:

(i) Mine rehabilitation
The Consolidated Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Future restoration and abandonment obligations are reviewed annually taking into account estimates by independent mine engineers. Presently the Consolidated Entity does not have any large scale production facilities that would have a material impact in relation to future restoration costs and accordingly there are no provisions for future restoration costs. This position is likely to change should the entity embark on a more substantial development project.

(ii) Share-based payments
The Group is required to use assumptions in respect of the fair value models, and the variable elements in these models, used in determining the share based payments.

(iii) Impairment of capitalised exploration and evaluation expenditure
The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

Factors that could impact the future recoverability include the level of reserves and resources, future technological changes, which could impact the cost of mining, future legal changes (including changes to the environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, profits and net assets will be reduced in the period in which this determination is made.

In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent in the future that this capitalised expenditure should be written off, profits and net assets will be reduced in the period in which this determination is made.

(iv) Provision for intercompany receivables

Monaro Mining NL provides loans to its subsidiaries in order for them to fund their exploration activities. In assessing the recoverability of these intercompany receivables, management has determined that the ability of the subsidiaries to repay these loans is dependent on the success of the exploration activities. Given the inherently high risk nature of mineral exploration, there is no certainty that sufficient income will be generated by these projects to repay the amounts due to the parent company. As a result, all intercompany receivables have been provided for in full at balance date.

MONARO MINING NL AND CONTROLLED ENTITIES
Notes to the financial statements
30 June 2007

### 5. Business and geographical segments

During the year the Consolidated Entity operated predominantly in one business segment that consisted of mineral exploration. Geographically, the group operates in Australia and Kyrgyz. Offices are maintained in Australia and in Kyrgyz where operations comprise the operations of Zona Noblus. Segment accounting policies are the same as the Consolidated Entity's policies described in Note 3. Segment results are classified in accordance with their use within geographic segments regardless of legal Entity ownership.

| 2007 | Australia $ | Kyrgyz $ | Total $ |
|---|---|---|---|
| **Revenue** | | | |
| Other revenue | 249 535 | - | 249 535 |
| Total of all segments | 249 535 | - | 249 535 |
| Eliminations | | | 0 |
| Unallocated | | | 50 000 |
| Consolidated | | | 299 535 |
| Segment Assets | 8 641 041 | 215 307 | 8 856 348 |
| Eliminations | | | 2 433 |
| Consolidated | | | 8 858 781 |
| Segment Liabilities | 98 847 | 2 215 670 | 2 314 517 |
| Eliminations | | | (2 101 899) |
| Consolidated | | | 212 618 |
| **Other Segment Information** | | | |
| Acquisition of segment assets | 122 894 | 180 992 | 303 886 |
| Impairment losses | - | - | - |
| Depreciation and amortization of segment assets | 3 200 | 28 283 | 31 483 |
| Significant other non cash expenses | - | - | - |
| Significant revenues or expenses | - | - | - |

| 2006 | Australia $ | Kyrgyz $ | Total $ |
|---|---|---|---|
| **Revenue** | | | |
| Other revenue | 109 931 | - | 109 931 |
| Total of all segments | 109 931 | - | 109 931 |
| Eliminations | | | - |
| Unallocated | | | 2 356 |
| Consolidated | | | 112 287 |
| Segment Assets | 6 625 906 | 144 793 | 6 770 699 |
| Eliminations | | | 948 |
| Consolidated | | | 6 771 647 |
| Segment Liabilities | 117 044 | 393 749 | 510 793 |
| Eliminations | | | (380 766) |
| Consolidated | | | 130 027 |
| **Other Segment Information** | | | |
| Acquisition of segment assets | 3 661 136 | 39 016 | 3 700 152 |
| Impairment losses | - | - | - |
| Depreciation and amortization of segment assets | 3 246 | 3 282 | 6 528 |
| Significant other non cash expenses | - | - | - |
| Significant revenues or expenses | - | - | - |

## 6. Revenue

An analysis of the Group's revenue for the year, from both continuing and discontinued operations, is as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **Other Income:** | | | | |
| Interest revenue: | | | | |
| Bank deposits | 249 535 | 109 931 | 249 535 | 109 931 |
| Other | 50 000 | 2 356 | 50 000 | - |
| | 299 535 | 112 287 | 299 535 | 109 931 |
| Attributable to: | | | | |
| Continuing operations | 299 535 | 112 287 | 299 535 | 109 931 |
| Discontinued operations | - | - | - | - |
| | 299 535 | 112 287 | 299 535 | 109 931 |

**7. Loss for the year**

**(a) Losses**
Loss for the year has been arrived at after crediting/(charging) the following gains and losses:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Net foreign exchange gains/(losses) | (5 240) | (541) | (151 988) | - |
| | (5 240) | (541) | (151 988) | - |

**(b) Other expenses**

Loss for the year includes the following expenses:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Impairment of non-current assets: | | | | |
| Exploration costs expensed | (1 890 513) | (253 198) | (518 448) | (233 544) |
| Depreciation of non-current assets | (27 173) | (6 528) | (3 081) | (3 246) |
| Amortisation of intangible assets | (4 310) | - | (119) | - |
| | (31 483) | (6 528) | (3 200) | (3 246) |
| Share-based payments: | | | | |
| Equity-settled share-based payments (consultants) | (236 405) | - | (236 405) | - |
| Employee benefit expense: | | | | |
| Post employment benefits: | | | | |
| - Defined contribution plans | (13 334) | (13 275) | (13 334) | (13 275) |
| Other employee benefits | - | (7 652) | - | - |
| | (13 334) | (20 927) | (13 334) | (13 275) |
| Share-based payments: | | | | |
| Equity-settled share-based payments | - | (192 080) | - | (192 080) |
| | | | | |
| | (13 334) | (213 007) | (13 334) | (205 355) |



MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2007



## 8. Income Taxes

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **(a) Income tax recognised in profit or loss** | | | | |
| **Tax expense/(income) comprises:** | | | | |
| Current tax expense/(income) | - | - | - | - |
| Deferred tax expense/(income) | - | - | - | - |
| Total tax expense/(income) | - | - | - | - |
| The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows: | | | | |
| Loss from ordinary activities before income tax expense | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| Prima facie tax payable on profit (loss) from ordinary activities ** | (957 252) | (276 401) | (941 554) | (315 176) |
| Foreign tax rate differential | 192 849 | - | - | - |
| Tax effect of amounts which are not deductible (taxable) in calculating taxable income: | | | | |
| Non-deductible expenses | 94 147 | 58 029 | 94 147 | 58 029 |
| Capital raising costs | (47 302) | - | (47 302) | - |
| Movement in capitalised exploration expenditure | (30 000) | - | (30 000) | - |
| Provisions | 2 781 | - | 565 827 | - |
| Tax effect of current year tax losses for which no deferred tax asset has been recognised | 744 777 | 218 372 | 358 882 | 257 147 |
| Income tax | - | - | - | - |

**The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period. Adjustment has been made for the impact of the Kyrgyz income tax rate which is 20% for the purpose of this disclosure note with respect to the operations of the Consolidated Entity.

**(b) Income tax recognised directly in equity**

| | Consolidated 2007 | Consolidated 2006 | Company 2007 | Company 2006 |
|---|---|---|---|---|
| There were no current and deferred amounts charged directly to equity during the period: | - | - | - | - |

**(c) Deferred Tax Assets**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Capital raising costs | 162 722 | 105 948 | 162 722 | 105 948 |
| Provisions | 7 731 | 4 950 | 677 053 | 111 290 |
| Carry forward tax losses | 946 295 | 201 518 | 510 185 | 151 303 |
| Total | 1 116 748 | 312 416 | 1 349 960 | 368 541 |

## 8. Income Taxes (continued)

**(d) Deferred Tax Liabilities (at 30%)**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Capitalised exploration costs | 30 000 | - | 30 000 | - |
| Other | 3 581 | 1 904 | 3 581 | 1 904 |
| Total | 33 581 | 1 904 | 3 581 | 1 904 |

The above deferred tax assets and liabilities have not been brought to account as assets and liabilities.

The carried forward tax losses used in the determination of the deferred tax asset calculation are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Tax losses in Australia (net) | (1 701 712) | (504 785) | (1 700 618) | (504 344) |
| Tax losses in the Kyrgyz Republic (net) | (2 178 905) | (250 413) | - | - |
| Total | (3 880 617) | (755 198) | (1 700 618) | (504 344) |

For the purposes of determining deferred tax asset calculations the tax rate used for the Australian parent and subsidiary is 30%. The corporate tax rate for the Kyrgyz Republic is 20%.

**Tax consolidation**

**Relevance of tax consolidation to the Consolidated Entity**
The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2006 and are therefore taxed as a single entity from that date. The head Entity within the tax-Consolidated Group is Monaro Mining NL. The members of the tax-consolidated group are identified at note 24.

## 9. Trade and other receivables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Other receivables | 31 930 | 18 995 | 31 930 | 18 995 |
| **Total** | **31 930** | **18 995** | **31 930** | **18 995** |

## 10. Other assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Prepayments | 15 816 | 3 633 | 15 770 | - |

## 11. Other financial assets


For personal use only

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Investments carried at cost: | | | | |
| Non-current | | | | |
| Investments in subsidiaries | - | - | 3 627 194 | 3 627 194 |
| Non-current | | | | |
| Loans to subsidiaries | - | - | 2,092,442 | 369 968 |
| Allowance for doubtful debts | - | - | (2,092,442) | (369 968) |
| Security Deposits with the NSW Government | 50 000 | 50 000 | 50 000 | 50 000 |
| Other | 4 324 | - | 4 324 | - |
| | 54 324 | 50 000 | 54 324 | 50 000 |
| | 54 324 | 50 000 | 3 681 518 | 3 677 194 |
| Disclosed in the financial statements as: | | | | |
| Non-current other financial assets | 54 324 | 50,000 | 3 681 518 | 3,677,194 |
| | 54 324 | 50,000 | 3 681 518 | 3,677,194 |

## 12. Intangible assets

| | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|
| Computer software | 16 808 | - | 6 035 | - |
| Provision for depreciation | (4 310) | - | (119) | - |
| | 12 498 | - | 5 916 | - |

## 13. Property, Plant and Equipment

| | Consolidated | | | Monaro Mining NL | | |
|---|---|---|---|---|---|---|
| | Plant and Equipment | Equipment under finance lease | TOTAL | Plant and Equipment | Equipment under finance lease | TOTAL |
| **Gross Carrying Amount** | $ | $ | $ | $ | $ | $ |
| Balance at 1 July 2005 | - | - | - | - | - | - |
| Additions | 51 372 | - | 51 372 | 12 052 | - | 12 052 |
| Disposals | - | - | - | - | - | - |
| Impairment | (50) | - | (50) | - | - | - |
| Net foreign currency exchange differences | (254) | - | (254) | - | - | - |
| **Balance at 1 July 2006** | 51 068 | - | 51 068 | 12 052 | - | 12 052 |
| Additions | 182 754 | - | 182 754 | 12 535 | - | 12 535 |
| Disposals/write off . | (12 860) | - | (12 860) | (12 052) | - | (12 052) |
| Impairment | | | | | | |
| Net foreign currency exchange differences | (17 420) | - | (17 420) | - | - | - |
| **Balance at 30 June 2007** | 203 542 | - | 203 542 | 12 535 | - | 12 535 |
| **Accumulated Depreciation /amortisation and impairment** | | | | | | |
| Balance at 1 July 2005 | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Depreciation expense | 6 528 | - | 6 528 | 3 246 | - | 3 246 |
| Net foreign currency exchange differences | (21) | - | (21) | - | - | - |
| **Balance at 1 July 2006** | 6 507 | - | 6 507 | 3 246 | - | 3 246 |
| Disposals | (4 829) | - | (4 829) | (4 167) | - | (4 167) |
| Impairment | - | - | - | - | - | - |
| Depreciation expense | 27 173 | | 27 173 | 3 080 | | 3 080 |
| Net foreign currency exchange differences | (2 144) | - | (2 144) | - | - | - |
| **Balance at 30 June 2007** | 26 707 | - | 26 707 | 2 159 | - | 2 159 |
| **NET BOOK VALUE** | | | | | | |
| 30 June 2006 | 44 561 | - | 44 561 | 8 806 | - | 8 806 |
| 30 June 2007 | 176 835 | - | 176 835 | 10 376 | - | 10 376 |

Aggregate depreciation allocated, whether recognised as an expense, or capitalised as part of the carrying amount of other assets during the year.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Plant and equipment | 27 173 | 6 528 | 3 080 | 3 246 |

## 14. Mineral Properties

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **Non-producing properties** | | | | |
| Exploration and evaluation expenditure: | | | | |
| Intangible | | | | |
| Balance at 1 July 2006 | 3 639 084 | - | | - |
| Additions | 100 000 | 3 639 084 | 100 000 | - |
| Impairment losses | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - |
| Balance at 30 June 2007 | 3 739 084 | 3 639 084 | 100 000 | - |

(a) The ultimate recoupment of balances carried forward in relation to areas of interest still in the exploration or valuation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

## 15. Trade and other payables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Trade payables | 166 594 | 75 980 | 54 686 | 75 980 |
| Other (accruals) | 39 716 | 54 047 | 28 099 | 27 918 |
| | 206 310 | 130 027 | 82 785 | 103 898 |

## 16. Provisions

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Current | | | | |
| Employee benefits | 6 308 | - | 2 704 | - |
| | 6 308 | - | 2 704 | - |

## 17. Issued capital

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| 24,954,929 fully paid ordinary shares (2006: 19,700,100) | 11 763 374 | 5 939 420 | 11 763 374 | 5 939 420 |
| 5,200,000 partly paid ordinary shares (2006: 5,200,000) | 5 200 | 5 200 | 5 200 | 5 200 |
| Share issue expenses | (551 158) | (270 898) | (551 158) | (270 898) |
| | 11 217 416 | 5 673 722 | 11 217 416 | 5 673 722 |

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value.

| | Consolidated and Company | | | |
|---|---|---|---|---|
| | 2007 Number | 2007 $ | 2006 Number | 2006 $ |
| **Fully paid ordinary shares** | | | | |
| Balance at beginning of financial year | 19 700 100 | 5 668 522 | 100 | 20 |
| Transfer from option reserve account | - | 718 159 | - | 323 400 |
| Shares allotted during the year | 5 254 829 | 5 105 795 | 19 700 000 | 5 616 000 |
| Share issue costs | - | (280 260) | - | (270 898) |
| Ordinary fully paid shares at end of year | 24 954 929 | 11 212 216 | 19 700 100 | 5 668 522 |

Fully paid ordinary shares carry one vote per share and carry the right to dividends. Partly paid ordinary shares entitle the holder to vote, participate in dividends and proceeds on a winding up in proportion to the number of and amounts paid on the shares held.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 Number | 2007 $ | 2006 Number | 2006 $ |
| **Partly paid ordinary shares** | | | | |
| Balance at beginning of financial year | 5 200 000 | 5 200 | 5 200 000 | 5 200 |
| Movements | - | - | - | - |
| Balance at end of financial year | 5 200 000 | 5 200 | 5 200 000 | 5 200 |

Partly paid ordinary shares carry one vote per share and carry the right to dividends. These shares are paid to 0.1 cents each. The balance of 19.9 cents payable on each of these shares has been called and is payable on or before 31 May 2010.

**17. Issued capital (continued)**

**Share Issues**

The following share and option placements were issued during the financial year to raise working capital for the Company:

a) During the period 1,800,000 unlisted options were converted to ordinary shares at an exercise price of 40 cents each raising $720,000.

b) On 10 November 2006 an option holder converted 600,000 June 2007 options into ordinary shares by payment of 60 cents each raising $360,000

c) On 18 December 2006, the Company allotted 2 million ordinary shares at an issue price of $1.50 raising $3,000,000 before costs. Costs associated with the capital raising amounted to $273,476. Of these costs $111,600 was satisfied by the allotment of 200,000 Options which expire on 31 December 2008 and are exercisable into ordinary shares by payment of $1.75 each. These Options have been valued using the Binomial Tree Option Calculator with regard to an in accordance with ASIC guidance.

d) During the period 854,829 listed options were converted to ordinary shares at an exercise price of $1.20 each raising $1,025,794.

**Share options granted under the employee share option plan**

In accordance with the provisions of the employee share option plan, approved by shareholders at a General Meeting held on 11 January 2006, at balance date, executives and senior employees had options over 350,000 ordinary shares, in aggregate, exercisable at $1.07 expiring on 19 April 2011.

Share options granted under the employee share option plan carry no rights to dividends and no voting rights. Further details of the employee share option plan are contained in note 29 to the financial statements.

**Other share options on issue**

At balance date the Company had the following options available to be exercised:
- 4 170 196 listed options to subscribe for ordinary shares at $1.20 on or before 31 July 2007.
- 1 800 000 unlisted options to subscribe for ordinary shares at 60 cents on or before 31 December 2008.
- 750 000 unlisted options to subscribe for ordinary shares at $1.75 on or before 31 December 2008.

## 18. Reserves

| Summary | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|
| Option reserve – listed | 339 335 | 408 894 | 339 335 | 408 894 |
| Option reserve – unlisted | 993 005 | 1 293 600 | 993 005 | 1 293 600 |
| Employee equity-settled benefits | 192 080 | 192 080 | 192 080 | 192 080 |
| Total Option reserve | 1 524 420 | 1 894 574 | 1 524 420 | 1 894 574 |
| Foreign currency translation | 23 155 | 1 312 | - | - |
| | 1 547 575 | 1 895 886 | 1 524 420 | 1 894 574 |

| | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|
| (i) Option reserve – listed | | | | |
| - opening balance | 408 894 | - | 408 894 | - |
| - options allotted | - | 502 502 | - | 502 502 |
| - options converted | (69 559) | (93 608) | (69 559) | (93 608) |
| - balance at end of year | 339 335 | 408 894 | 339 335 | 408 894 |
| (ii) Option reserve – unlisted | | | | |
| - opening balance | 1 293 600 | - | 1 293 600 | - |
| - options allotted | 348 005 | 1 617 000 | 348 005 | 1 617 000 |
| - options converted | (648 600) | (323 400) | (648 600) | (323 400) |
| - balance at end of year | 993 005 | 1 293 600 | 993 005 | 1 293 600 |
| (iii) Employee equity-settled benefits reserve | | | | |
| - balance at beginning of financial year | 192 080 | - | 192 080 | - |
| - share-based payment | - | 192 080 | - | 192 080 |
| - transfer to share capital | | - | | - |
| - balance at end of financial year | 192 080 | 192 080 | 192 080 | 192 080 |

The employee equity-settled benefits reserve arises on the grant of share options to executives under the executive share option plan. Amounts are transferred out of the reserve and into issued capital when the options are exercised. Further information about share-based payments to employees is made in note 28 to the financial statements.

| | Consolidated 2007 $ | Consolidated 2006 $ | Company 2007 $ | Company 2006 $ |
|---|---|---|---|---|
| (iv) Foreign currency translation reserve | | | | |
| - balance at beginning of year | 1 312 | - | - | - |
| - deficit on translation of overseas controlled entity | 21 843 | 1 312 | - | - |
| | 23 155 | 1 312 | - | - |

**18. Reserves (continued)**

a) On 18 December 2006, the Company allotted 500,000 Options to a consultant for financial public relations services. The Options expire on 31 December 2008 and are exercisable into ordinary shares by payment of $1.75 each. These Options have been valued at $189,000 using the Binomial Tree Option Calculator with regard to an in accordance with ASIC guidance.

b) On 18 December 2006, the Company allotted 200,000 Options to a consultant to partly satisfy consulting service costs associated with the capital raising of $3,000,000. The Options expire on 31 December 2008 and are exercisable into ordinary shares by payment of $1.75 each. These Options have been valued at $111,600 using the Binomial Tree Option Calculator with regard to an in accordance with ASIC guidance

c) On 2 March 2007, the Company allotted 50,000 options to a consultant for marketing and promotional services. The Options expire on 31 December 2008 and are exercisable into ordinary shares by payment of $1.75 each. These options were valued at approximately $47,405 using the Binomial Tree Option Calculator with regard to an in accordance with ASIC guidance.

**19. Accumulated losses**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Balance at beginning of financial year | (927 988) | (6 651) | (1 057 238) | (6 651) |
| Loss attributable to members of the Parent entity | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| Balance at end of financial year | (4 118 828) | (927 988) | (4 195 751) | (1 057 238) |

## 20. Earnings Per Share

| | 2007<br>Cents per share | 2006<br>Cents per share |
|---|---|---|
| **Basic earnings per share (loss)** | (11.7) | (4.8) |
| **Diluted earnings per share (loss)** | (11.7) | (4.8) |
| **Basic Earnings per Share**<br>The earnings and weighted average number of ordinary shares used in the calculation of the basic earnings per share are as follows: | 27 262 109 | 19 003 388 |
| | **2007**<br>**$** | **2006**<br>**$** |
| Earnings (a) | (3 190 840) | (921 337) |
| | **Number** | **Number** |
| Weighted average number of ordinary shares for the purposes of basic earnings per share (b) | 27 262 109 | 19 003 388 |
| | **$** | **$** |
| (a) Earnings used in the calculation of basic earnings per share is net profit (loss) from ordinary activities after related income tax expense | (3 190 840) | (921 337) |
| (b)The employee options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below) | | |
| **Diluted Earnings per Share**<br>The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows: | | |
| Earnings (a) | (3,190,840) | (921 337) |
| | **Number** | **Number** |
| Weighted average number of ordinary shares for the purposes of diluted earnings per share (b) and (c) | 27 262 109 | 19 003 388 |
| | **$** | **$** |
| (a) Earnings used in the calculation of basic earnings per share reconciles to net profit(loss) in the income statement as follows: | | |
| Net profit (loss) after related income tax expense | (3 190 840) | (921 337) |

## 20. Earnings Per Share (continued)

| | 2007 Number | 2006 Number |
|---|---|---|
| (b)The weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows: | | |
| Weighted average number of ordinary shares used in the calculation of basic EPS | 27 262 109 | 19 003 388 |
| Weighted average number of ordinary shares and potential ordinary shares used in the calculation of the diluted EPS | 27 262 109 | 19 003 388 |
| The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary share used in the calculation of diluted EPS | | |
| $1.20 July 2007 listed options (MROO) | 4 170 196 | 5 025 025 |
| $0.40 June 2007 unlisted options | - | 2 400 000 |
| $0.60 Dec 2008 unlisted options | 1 800 000 | 2 400 000 |
| $1.75 Dec 2008 unlisted options | 750 000 | - |
| $1.07 Apr 2011 unlisted options | 350 000 | 350 000 |

## 21. Commitments for expenditure

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Mineral Properties | | | | |
| Not longer than 1 year | 2 302 740 | 620 781 | 512 300 | 314 027 |
| Longer than 1 year and not longer than 5 years | 4 448 730 | 723 132 | 3 563 611 | 723 132 |
| | 6 751 470 | 1 343 913 | 4 075 911 | 1 037 159 |

The exploration commitments reflect the minimum expenditure to meet the conditions under which the properties are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, joint venture or relinquishment of the interests and may vary depending upon the results of exploration. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

## 22. Contingent liabilities and contingent assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| **Contingent liabilities** | 32,300 | 32 300 | 32,300 | 32 300 |
| **Contingent assets** | - | - | - | - |

Details of service contracts with executives are set out in Note 29(d). In the event that service contracts are terminated early then the Company may become liable for payments in lieu of notice. In relation to the McRobbie contract this comprises 2 months or approximately $32,300. In the case of the Rampe contract this amount is not presently quantifiable. There are no other contingent liabilities arising from service contracts with executives.

Pursuant to an Agreement to acquire uranium and gold exploration licences in the Kyrgyz Republic settled on 30 January 2006 a further 2,000,000 fully paid ordinary shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects. The Company applied for and was granted a waiver from Listing Rule 7.3.2 as the shares would not be issued within three months of the General Meeting of Shareholders but will be issued no later than 36 months after the date of the meeting.

Pursuant to an Exploration Heads of Agreement dated 20 September 2006 between Monaro Mining NL and Hapsburg Exploration Pty Ltd ("Hapsburg"), Hapsburg undertook to apply for a number of exploration licences under permits in various states of Australia prospective for uranium, gold and base metals. On successful grant of all of the applications, Monaro will issue fully paid shares in Monaro to the value of AUD 100,000 and 500,000 share purchase options in Monaro at an exercise price of AUD 1.20 with a term of four years.

## 23. Interests in Joint Venture Operations

The Consolidated Entity has an interest in the following material joint venture operations whose principal activities are mineral exploration and development.

| Name of venture | Notes | Principal activity |
|---|---|---|
| **Australia** | | |
| Hapsburg Exploration Pty Ltd | i) | Exploration – uranium, gold, base metals. |
| Ironbark Gold Limited | ii) | Exploration – base metals, gold. |
| Noah Resources NL | iii) | Exploration – molybdenum, tin, tungsten. |

Notes

i) Hapsburg Exploration Pty Ltd

Under the terms of the joint venture agreement, Monaro shall fund 100% of the expenditure on exploration on granted exploration licenses to a minimum of AUD 1.5 million over a two year period. At the completion of the minimum expenditure the respective interests of the parties will be Monaro 35% and Hapsburg 65%. Monaro has the right to further increase its interest in the joint venture:

- to 51% by the definition of an inferred mineral resource totaling 5000 tonnes of contained U308, and
- to 75% by the completion of a Feasibility Study on any one of the licence areas.

It is the intention of the parties that Monaro shall sole-fund the joint venture up to Monaro having earned a 75% interest in any one project.

ii) Ironbark Gold Limited ("Ironbark")

On 18 August 2006, the Company announced an agreement had been entered into with Ironbark Gold Limited (Ironbark) over the Captains Flat Exploration Licence whereby Ironbark is entitled to earn up to a 75 percent interest by meeting certain obligations including expenditure obligations to keep the licence in good standing for at least two years. Under the agreement Ironbark paid the company a non-refundable deposit of $50,000.

iii) Noah Resources NL ("Noah")

The Company and Noah Resources NL have signed a Heads of Agreement covering the Company's molybdenum, tin and tungsten projects located in southern NSW. Under the terms of the Agreement, Noah will expend up to $400,000 over 2 years to earn a 70% interest in both projects.

The Consolidated Entity's has contributed to the above joint venture operations as detailed below. The amounts are included in the consolidated financial statements under their respective asset categories:

| | Consolidated | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| Non-current assets | | |
| Property, plant and equipment | | |
| Mineral prospects | 100 000 | - |
| **Total non-current assets** | 100 000 | - |

**Contingent liabilities and capital commitments**

Contingent liabilities and capital commitments arising from the Group's interests in joint ventures are disclosed in notes 22 and 21 respectively.

## 24. Subsidiaries

| Name of Entity | Country of incorporation | Ownership interest 2007 % | 2006 % |
|---|---|---|---|
| **Parent Entity** | | | |
| Monaro Mining NL (i) | Australia | | |
| **Subsidiaries** | | | |
| Carbeck Pty Ltd | Australia | 100 | 100 |
| Zona Noblus LLC | Kyrgyz | 100 | 100 |
| Ou Balti Kaevandusedja Uuringud | Estonia | 100 | - |

(i) Monaro Mining NL is the Head Entity within the tax Consolidated Group that includes Carbeck Pty Ltd.

The income statement and balance sheet of subsidiary, Carbeck Pty Ltd, as at date of acquisition.

| Carbeck Pty Ltd | 2006 $ |
|---|---|
| General and administrative | - |
| Other | - |
| **(Loss) before income tax** | - |
| Income tax expense | - |
| (Loss) from continuing operations | - |
| **(Loss) for the period** | - |
| **(Loss) attributable to members** | - |
| **CURRENT ASSETS** | |
| Cash and cash equivalents | 8 |
| **Total Current Assets** | 8 |
| **NON CURRENT ASSETS** | |
| Receivables | 10 940 |
| Other Non Current Assets | 2 |
| **Total Non-Current Assets** | 10 942 |
| **TOTAL ASSETS** | 10 950 |
| **NON CURRENT LIABILITIES** | |
| Payables | 13 146 |
| **Total Non Current Liabilities** | 13 146 |
| **TOTAL LIABILITIES** | 13 146 |
| **NET ASSETS/(LIABILITIES)** | (2 196) |
| **EQUITY** | |
| Contributed equity | 10 |
| Accumulated losses | (2 206) |
| **TOTAL EQUITY** | (2 196) |

**25. Acquisition of business**

| 2006<br>Name of business acquired | *Principal activity* | *Date of acquisition* | *Proportion of shares acquired (%)* | *Cost of acquisition $* |
|---|---|---|---|---|
| Carbeck Pty Ltd | Mineral Exploration | 30 January 2006 | 100 | $3 633 000 |

The cost of acquisition of all of the Carbeck Shares, Carbeck Options and Loans comprised:-

- 3,500,000 fully paid ordinary Monaro shares at a deemed value of 57.6 cents per share. Total amount of $2,016,000.
- A further 2,000,000 fully paid ordinary Monaro shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects (as disclosed in Note 22).
- 3,000,000 unlisted Monaro options at a deemed value of 26.8 cents each convertible to shares on payment of 60 cents each on or before 31 December 2008. Total amount of $804,000.
- 3,000,000 unlisted Monaro options at a deemed value of 27.1 cents each convertible to shares on payment of 40 cents each on or before 30 June 2007. Total amount of $813,000.

The consolidated entity has paid a premium for the acquiree as it believes the acquisition will introduce additional synergies to its existing operations.

| | | Carbeck Pty Ltd | |
|---|---|---|---|
| Net asset acquired | Book value $ | Fair value adjustment $ | Fair value on acquisition $ |
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | 8 | - | 8 |
| **Total current assets** | 8 | - | 8 |
| **NON-CURRENT ASSETS** | | | |
| Receivables | 10 940 | - | 10 940 |
| Other non-current assets | 2 | - | 2 |
| **Total non-current assets** | 10 942 | - | 10 942 |
| **TOTAL ASSETS** | 10 950 | - | 10 950 |
| **NON-CURRENT LIABILITIES** | | | |
| Payables | 13 146 | - | 13 146 |
| **Total non-current liabilities** | 13 146 | - | 13 146 |
| **TOTAL LIABILITIES** | 13 146 | - | 13 146 |
| **NET ASSETS/(LIABILITIES)** | (2 196) | - | (2 196) |
| **EQUITY** | | | |
| Contributed equity | 10 | - | 10 |
| Accumulated losses | (2 206) | - | (2 206) |
| **TOTAL EQUITY** | (2 196) | - | (2 196) |

## 26. Notes to the cash flow statement

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| **(a) Reconciliation of cash and cash equivalents** | | | | |
| For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows: | | | | |
| Cash and cash equivalents | 4 828 294 | 3 015 374 | 4 786 064 | 2 909 961 |
| **(b) Reconciliation of profit (loss) for the period to net cash flows from operating activities** | | | | |
| Profit/(loss) for the period | (3 190 840) | (921 337) | (3 138 513) | (1 050 587) |
| (Gain) on sale or disposal of non-current assets | | | | |
| Depreciation and amortisation of non-current assets | 31 483 | 6 528 | 3 200 | 3 246 |
| Foreign exchange (gain)/loss – net | - | (6 581) | 151 988 | - |
| Foreign exchange (gain)/loss on working capital | - | (3 646) | - | - |
| Equity settled share-based payment | 236 405 | 192 080 | 236 405 | 192 080 |
| Interest income received | (243 945) | (103 583) | (243 945) | (103 583) |
| Write down of intercompany receivable | - | - | 1 722 474 | 367 612 |
| Expenditure not capitalised | - | - | - | - |
| Asset write down | 8 031 | - | 7 885 | - |
| Amounts set aside for provision | 6 308 | - | 2 704 | - |
| Other revenue | (50 000) | - | (50 000) | - |
| Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses: | | | | |
| (Increase)/decrease in assets: | | | | |
| Current receivables | (12 936) | (18 995) | (12 936) | (18 995) |
| Other current assets | (12 183) | (3 633) | (15 770) | - |
| Increase/(decrease) in liabilities: | | | | |
| Current payables | 76 285 | 125 619 | (21 113) | 99 490 |
| Net cash from operating activities | (3 151 392) | (733 548) | (1 357 621) | (510 737) |

**(c) Non-cash financing and investing activities**

During the financial year, the Consolidated Entity paid for consulting services by way of equity instruments of the Company. As disclosed in note 18, a total of 750,000 options were issued to consultants for services rendered at an aggregate deemed value of $348,005. This expense is not reflected in the cash flow statement.

**(d) Cash balances not available for use**
There are no restrictions on cash balances at the reporting date

**27. Financial Instruments**

**(a) Financial risk management objectives**

The Consolidated Entity's management provides services to the business, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the operations of the Consolidated Entity.

The Consolidated Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Consolidated Entity's policies approved by the Board of Directors.

The Consolidated Entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Consolidated Entity does not presently enter into derivative financial instruments to manage its exposure to interest rate and foreign currency risk.

**(b) Significant accounting policies**

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

**(c) Foreign currency risk management**

The group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters which may include forward foreign exchange contracts against specific obligations denominated in foreign currency.

**(d) Forward Exchange Contracts**

The Consolidated Entity may enter into forward foreign exchange contracts to cover specific foreign currency payments from time to time relating to specific drilling obligations that are denominated in US dollars. There were no forward foreign currency contracts outstanding at the reporting date.

**(e) Interest rate risk management**

The Consolidated Entity is exposed to interest rate risk as it borrows funds at floating interest rates.

**(f) Maturity profile of financial instruments**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2007:

| 2007 | Original Currency | Weighted average effective interest rate % | Variable interest rate $ | Fixed Maturity dates | | | Non interest bearing $ | Total $ |
|---|---|---|---|---|---|---|---|---|
| | | | | Less than 1 year $ | 1-2 years $ | 2-3 years $ | | |
| **Financial assets:** | | | | | | | | |
| Cash and cash equivalents | AUD | 6.21 | 4 786 064 | | | | | 4 786 064 |
| Cash and cash equivalents | USD | | 42 230 | | | | | 42 230 |
| | | | 4 828 294 | | | | | 4 828 294 |
| Trade receivables | | | | | | | 31 930 | 31 930 |
| Other financial assets | | | | | | | 54 324 | 54 324 |
| | | | **4 828 294** | | | | **86 254** | **4 914 548** |
| **Financial liabilities:** | | | | | | | | |
| Trade payables | | | | | | | 166 594 | 166 594 |
| Accruals | | | | | | | 39 716 | 39 716 |
| | | | | | | | **206 310** | **206 310** |

**27. Financial instruments (continued)**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2006:

| 2006 | Original Currency | Weighted average effective interest rate % | Variable interest rate $ | Maturity dates: Less than 1 year $ | 1-5 years $ | More than 5 years $ | Non interest bearing $ | Total $ |
|---|---|---|---|---|---|---|---|---|
| **Financial assets:** | | | | | | | | |
| Cash and cash equivalents | AUD | 5.75 | 2 909 969 | - | - | - | - | 2 909 969 |
| Cash and cash equivalents | USD | | 105 405 | - | - | - | - | 105 405 |
| | | | 3 015 374 | - | - | - | - | 3 015 374 |
| Trade receivables | | | - | - | - | - | 18 995 | 18 995 |
| Other financial assets | | | - | - | - | - | 53 633 | 53 633 |
| | | | 3 015 374 | - | - | - | 72 628 | 3 088 002 |
| **Financial liabilities:** | | | | | | | | |
| Trade payables | | | - | - | - | - | 75 980 | 75 980 |
| Accruals | | | - | - | - | - | 54 047 | 54 047 |
| | | | - | - | - | - | 130 027 | 130 027 |

**(g) Credit risk management**

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.
The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Consolidated Entity's maximum exposure to credit risk.

**(h) Fair value of financial instruments**
The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2006: net fair value).

**(i) Liquidity risk management**
The Consolidated Entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

## 28. Share based payments

**Employee share option plan**

An Incentive Option Scheme was approved by shareholders at a General Meeting held on 11 January 2006 pursuant to which, certain share options have been granted to executives. Each option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised on expiry of six months from the date the Option is granted and ending on its Expiry Date except to the extent that any terms and conditions imposed in relation to any Options granted by the Board at or prior to the time of grant state otherwise.

The following share-based payment arrangements were in existence during the current and comparative reporting periods:

| Options series | Number | Grant date | Expiry date | Exercise price $ | Fair value at grant date $ |
|---|---|---|---|---|---|
| Issued 19 April 2006 | 350 000 | 19 April 2006 | 19 April 2011 | $1.07 | $192 080 |

(*) In accordance with the terms of the share-based arrangement, options issued during the financial year ended 30 June 2006 and on 19 April 2006 vest at the date of their issue.

The 2006 option valuation model assumed an option life of five years, volatility of 67% and interest risk free rate of 5.75% discounted by 20% as the securities are not listed.

No incentive options were granted during the previous financial year.

The following reconciles the outstanding share options granted under the employee share option plan at the beginning and end of the financial year:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price $ | Number of options | Weighted average exercise price $ |
| Balance at beginning of the financial year | 350 000 | 1.07 | - | - |
| Granted during the financial year | - | - | 350 000 | 1.07 |
| Forfeited during the financial year | - | - | - | - |
| Exercised during the financial year (i) | - | - | - | - |
| Expired during the financial year | - | - | - | - |
| Balance at end of the financial year (ii) | 350 000 | 1.07 | 350 000 | 1.07 |
| Exercisable at end of the financial year | 350 000 | 1.07 | 350 000 | 1.07 |

**(i) Exercised during the financial year**

There were no incentive options exercised during the 2007 or 2006 financial year by executives or Directors.

**(ii) Balance at end of the financial year**

The share options outstanding at the end of the financial year had an exercise price of $1.07 (2006: $1.07), and a weighted average remaining contractual life of 1,389 days (2006:1,754 days).

**28. Share based payments (continued)**

## Other share options on issue

The following share-based payment arrangements were in existence during the current and comparative reporting periods:

| Options series | Number | Grant date | Expiry date | Exercise price $ | Fair value at grant date $ |
|---|---|---|---|---|---|
| Issued 18 December 2006 | 500 000 | 18 Dec 2006 | 18 Dec 2008 | $1.75 | $189 000 |
| Issued 18 December 2006 | 200 000 | 18 Dec 2006 | 18 Dec 2008 | $1.75 | $111 600 |
| Issued 02 March 2007 | 50 000 | 02 Mar 2007 | 31 Dec 2008 | $1.75 | $47 405 |

| Inputs into the model | Option series | Option series | Option series |
|---|---|---|---|
| Grant date share price | 18 Dec 2006 | 18 Dec 2006 | 02 Mar 2007 |
| Exercise price | $1.75 | $1.75 | $1.75 |
| Expected volatility | 60.0% | 60.0% | 60.0% |
| Option life | 791 days | 755 days | 684 days |
| Dividend yield | - | - | - |
| Risk-free interest rate | 6.0% | 6.0% | 6.12% |

The following reconciles other outstanding share options granted at the beginning and end of the financial year:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price $ | Number of options | Weighted average exercise price $ |
| Balance at beginning of the financial year | - | - | - | - |
| Granted during the financial year | 750 000 | 1.75 | - | - |
| Forfeited during the financial year | - | - | - | - |
| Exercised during the financial year (i) | - | - | - | - |
| Expired during the financial year | - | - | - | - |
| Balance at end of the financial year (ii) | 750 000 | 1.75 | - | - |
| Exercisable at end of the financial year | 750 000 | 1.75 | - | - |

**(i) Exercised during the financial year**

These other share options have not been exercised during the 2007 financial year.

**(ii) Balance at end of the financial year**

The share options outstanding at the end of the financial year had an exercise price of $1.75 (2006: nil), and a weighted average remaining contractual life of 550 days (2006: nil).

**29. Key management personnel compensation**

**(a) Details of key management personnel**

The key management personnel of the Consolidated Entity during the year were:

- WR Grigor (Non-Executive Chairman)
- Mart Rampe (Managing Director)
- MJ Evans (Non-Executive Director)
- JA Atling (Administration Manager Australia)
- SJ McRobbie (Manager Kyrgyz)

**(b) Key management personnel compensation policy**

The Entity does not have a remuneration committee however the remuneration of key management personnel is dealt with at full Board level. The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman. As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

**29. Key management personnel compensation (continued)**

**(c) Key management personnel compensation**

The aggregate compensation of the key management personnel of the Consolidated Entity and the company is set out below:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Short-term employee benefits | 519 377 | 461 230 | 313 800 | 362 890 |
| Post employment benefits | 11 970 | 13 275 | 11 970 | 13 275 |
| Other long-term benefits | - | - | - | - |
| Termination benefits | - | - | - | - |
| Share-based payment | - | 192 080 | - | 192 080 |
| Total | 531 347 | 666 585 | 325 770 | 568 245 |

2007

| Name | Short-term employee benefits | | Post-employment | Other long-term employee benefits | Termination benefits | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| | Salary/ Fees | Other* | Super | | | Options (e) | |
| | $ | $ | $ | $ | $ | $ | $ |
| WR Grigor | 45 000 | - | 4 050 | - | - | - | 49 050 |
| M Rampe | 160 800 | 30 000 | 1 800 | - | - | - | 192 600 |
| MJ Evans | 20 000 | - | 1 800 | - | - | - | 21 800 |
| JA Atling | 48 000 | 10 000 | 4 320 | - | - | - | 62 320 |
| SJ McRobbie | 205 577 | - | - | - | - | - | 205 577 |
| Total | 479 377 | 40 000 | 11 970 | - | - | - | 531 347 |

* Other short-term employee benefits includes a bonus paid to Mr R Rampe of $30,000 and Mrs J Atling of $10,000.

2006

| Name | Short-term employee benefits | | Post employment | Other long-term employee benefits | Termination benefits | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| | Salary/ Fee | Other Benefits | Super | | | Options (e) | |
| | $ | $ | $ | | $ | $ | $ |
| WR Grigor | 30 000 | 108 690 | 2 700 | - | - | - | 141 390 |
| M Rampe | 99 200 | 27 500 | 1 800 | - | - | - | 128 500 |
| MJ Evans | 20 000 | 25 000 | 4 050 | - | - | - | 49 050 |
| JA Atling | 52 500 | - | 4 725 | - | - | 54 880 | 112 105 |
| SJ McRobbie | 90 688 | 7 652 | - | - | - | 137 200 | 235 540 |
| Total | 292 388 | 168 842 | 13 275 | - | - | 192 080 | 666 585 |

## 29. Key management personnel compensation (continued)

### (d) Contracts for services of key management personnel

There are written contracts between the Messrs Rampe and McRobbie and the Consolidated Entity.

M Rampe: By an agreement dated 1 April 2005 the Company engaged the services of Harvest Exploration Pty Ltd ("Harvest") (a company connected with Mr Mart Rampe) to provide consulting geological and management services to the Company for a period of 24 months and then afterwards until terminated commencing on the date the Company was listed on the ASX (15 September 2005).
Either party may terminate the agreement at any time, on reasonable notice, with reasonable termination payments, to be negotiated in good faith, taking into account length of service and performance.
Under the terms of the Agreement, Harvest is required to provide the services of Mr Mart Rampe for 120 hours per month to be dedicated to the affairs of the Company.
The Agreement currently states that the Company is to pay to Harvest $12,000 plus GST per month which amount covers the hourly services of Mr Mart Rampe.
Under the Agreement the Company is to pay for office costs in connection with the consulting services by Harvest including costs of separate phone and fax and broadband and vehicle mileage. Should other employees of Harvest be required from time to time to perform services for the Company then, subject to Board approval, their services will be charged to the Company at agreed rates.
Under the Agreement the Company is to provide directors liability insurance (ie for Mr Rampe who is a Managing Director of the Company) and public liability insurance. At the date of this report, such insurance had not been arranged.

S McRobbie: By an agreement dated 1 December 2005 the Company engaged the services of Steven McRobbie ("McRobbie") to serve as Operations manager in Kyrgystan for a minimum period of 12 months and then afterwards until terminated. The contract may be terminated by either party giving not less than 2 months notice. The service agreement was amended on 23 November 2006 to a monthly fee at the rate of AU $16,000. Under the Agreement the Company is to reimburse McRobbie for costs incurred in the proper performance of his duties and to provide an appropriate standard of accommodation.

Under the Agreement the Company is to provide insurance coverage in relation to travel and medical evacuation if required.

### (e) Incentive Options Granted as Remuneration

No incentive options were granted as remuneration during the financial year.

Details of incentive options granted during 2006 are shown in the table below:

| Name | Vested No. | Granted No. | Grant date | Fair value at grant date $ | Expiry date | Exercise price $ | Fair value received $ |
|---|---|---|---|---|---|---|---|
| WR Grigor | - | - | - | - | - | - | - |
| M Rampe | - | - | - | - | - | - | - |
| MJ Evans | - | - | - | - | - | - | - |
| JA Atling | 100 000 | 100 000 | 19 April 2006 | 54 880 | 19 April 2011 | $1.07 | 54 880 |
| SJ McRobbie | 250 000 | 250 000 | 19 April 2006 | 137 200 | 19 April 2011 | $1.07 | 137 200 |

These forgoing options were granted to executives pursuant to an Incentive Option Scheme approved by shareholders at a General Meeting held on 11 January 2006. Option valuation amounts shown above have been calculated using the Binomial Tree Option Calculator with regard to and in accordance with ASIC guidance.

The model assumes an option life of five years, volatility of 67% and interest risk free rate of 5.75% discounted by 20% as the securities are not listed. Although a value is ascribed and included in total compensation, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price of $1.07. On the date of grant of the options the ordinary shares were trading at $1.15.

These options carry no voting rights and no rights to dividends.

## 30. Related party disclosures

### (a) Equity interests in related parties

**Equity interests in subsidiaries**

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 24 to the financial statements.

**Equity interests in associates and joint ventures**

Nil.

### (b) Key Management Personnel compensation

Details of key management personnel compensation are disclosed in note 29 to the financial statements.

### (c) Key Management Personnel equity holdings

**Fully Paid Ordinary Shares**

| 2007 | Balance 30/6/06 | Received on Exercise of Options | Net Other Change | Balance 30/6/07 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 1 285 100 | - | - | 1 285 100 | 1 285 080 |
| M Rampe | 40 000 | - | - | 40 000 | 40 000 |
| MJ Evans | 50 000 | - | - | 50 000 | 50 000 |
| **Executives** | | | | | |
| JA Atling | 29 000 | - | (29 000) | - | - |
| SJ McRobbie | - | - | - | - | - |

**Fully Paid Ordinary Shares**

| 2006 | Balance 30/6/05 | Received on Exercise of Options | Net Other Change | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 100 | - | 1 285 000 | 1 285 100 | 1 285 080 |
| M Rampe | - | - | 40 000 | 40 000 | 40 000 |
| MJ Evans | - | - | 50 000 | 50 000 | 50 000 |
| **Executives** | | | | | |
| JA Atling | - | - | 29 000 | 29 000 | 29 000 |
| SJ McRobbie | - | - | - | - | - |

Net other changes comprise shares purchased and sold.

**30. Related party disclosures (continued)**

**(c) Key Management Personnel equity holdings (continued)**

**Partly Paid Ordinary Shares**

| 2007 | Balance 30/6/06 | Received on Exercise of Options | Net Other Change | Balance 30/6/07 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 2 000 000 | - | - | 2 000 000 | 2 000 000 |
| M Rampe | 1 500 000 | - | - | 1 500 000 | - |
| MJ Evans | 1 500 000 | - | - | 1 500 000 | 1 500 000 |
| **Executives** | | | | | |
| JA Atling | 100 000 | - | - | 100 000 | - |
| SJ McRobbie | - | - | - | - | - |

**Partly Paid Ordinary Shares**

| 2006 | Balance 30/6/05 | Received on Exercise of Options | Net Other Change | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 2 000 000 | - | - | 2 000 000 | 2 000 000 |
| M Rampe | 1 500 000 | - | - | 1 500 000 | - |
| MJ Evans | 1 500 000 | - | - | 1 500 000 | 1 500 000 |
| **Executives** | | | | | |
| JA Atling | 100 000 | - | - | 100 000 | - |
| SJ McRobbie | - | - | - | - | - |

Net other changes comprise shares purchased and sold.

**Options Expiring 31 July 2007**

| 2007 | Balance 30/6/06 | Net Other Change | Options converted | Balance 30/6/07 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 321 275 | - | - | 321 275 | 321 275 |
| M Rampe | 10 000 | - | - | 10 000 | 10 000 |
| MJ Evans | 12 500 | - | - | 12 500 | 12 500 |
| **Executives** | | | | | |
| JA Atling | 6 250 | - | - | 6 250 | 6 250 |
| SJ McRobbie | - | - | - | - | - |

| 2006 | Balance 30/6/05 | Net Other Change | Options converted | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | - | 321 275 | - | 321 275 | 321 275 |
| M Rampe | - | 10 000 | - | 10 000 | 10 000 |
| MJ Evans | - | 12 500 | - | 12 500 | 12 500 |
| **Executives** | | | | | |
| JA Atling | - | 6 250 | - | 6 250 | 6 250 |
| SJ McRobbie | - | - | - | - | - |

Net other charges comprise options purchased.

## 30. Related party disclosures (continued)

### (c) Key Management Personnel equity holdings (continued)

**Executive Share Options**

Details of executive share options have been disclosed at note 29 to the financial statements.

### (d) Transactions with the Directors of the Consolidated Entity

Fees of $140,800 (2006: $27,500) were paid to Harvest Exploration Pty Ltd in which Mr Rampe has an interest, for providing consulting geological and management of services to the Company.

Fees of $6,600 (2006: nil) were paid to Harvest Holding Pty Ltd in which Mr Rampe has an interest, for providing office premises.

There were no transactions with Mr W Grigor during the reporting period. During the reporting period ended 30 June 2006, $108,690 was paid to Far East Capital Limited in which Mr W Grigor has an interest, as underwriting fees in connection with the initial public offer capital raising.

There were no transactions with Mr M J Evans during the reporting period. During the reporting period ended 30 June 2006, $27,250 was paid to Tevlo Pty Ltd in which Mr Evans has an interest, for work performed in connection with the initial public offer capital raising.

### (e) Controlling Entity

The Parent Entity in the Consolidated Entity is Monaro Mining NL. Both the ultimate Parent Entity and the ultimate Australian Entity in the wholly owned group is Monaro Mining NL.

### (f) Transactions with other related parties

By an agreement dated 29 April 2005, the Parent Entity contracted with First Australian Resources Ltd ("FAR") to share for a period of two years the administrative office premises and facilities presently operated by the Parent Entity in West Perth. Under the Agreement, First Australian Resources Ltd will be responsible for payment of half the fixed costs of the premises such as rent and outgoings together with certain other costs divided on a fair and reasonable apportionment basis depending on the extent to which the costs are for the benefit of each Company. Where apportionment is not practicable, the costs will be shared equally. During the financial year, the Consolidated Entity incurred costs of $61,625 in respect of the forgoing agreement. First Australian Resources Limited is a publicly listed Entity in which Mr. Michael Evans and Mr. Warwick Grigor hold Directorships and shares.

## 31. Remuneration of auditors

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2007 $ | 2006 $ | 2007 $ | 2006 $ |
| Auditor of the parent entity | | | | |
| Audit or review of the financial report | 23 585 | 15 030 | 23 585 | 15 030 |
| Taxation services | - | 385 | - | 385 |
| | - | - | - | - |
| | 23 585 | 15 415 | 23 585 | 15 415 |
| Other Auditors | | | | |
| Auditing the financial report | - | 2 450 | - | 2 450 |
| Non audit services | - | - | - | - |
| **Total** | 23 585 | 17 865 | 23 585 | 17 865 |

The auditor of the Consolidated Entity is Stantons International.

## 32. Subsequent Events

Subsequent to the financial year end,

a) 4,170,196 listed options to subscribe for ordinary shares at $1.20 on or before 31 July 2007 were exercised by option holders raising $5,004,235 before the costs of issue.

b) On 18 September 2007, the Company announced plans to list its shares for trading in the United States of America.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

MONARO MINING NL
SUPPLEMENTARY INFORMATION
PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

**Number of holders of equity securities**

**Ordinary shares**
At 24 September 2007, the issued capital comprised of 29,125,125 ordinary fully paid shares (ASX code: MRO) held by 838 holders and 5,200,000 ordinary shares (not quoted) paid to .01 cents per share held by 5 holders.

**Options**
At 24 September 2007, the Company had the following options available to be exercised:

- 600,000 unlisted options each convertible to shares on payment of 40 cents per share expiring 30 June 2007.
- 1,850,000 unlisted options each convertible to shares on payment of 60 cents per share expiring 31 December 2008.
- 350,000 Employee Incentive Options exercisable at $1.07 cents expiring on 19 April 2011.
- 750,000 unlisted options to subscribe for ordinary shares at $1.75 on 31 December 2008

Each option converts to one share. Options do not carry the right to vote.

| Distribution of holders equity security | Ordinary shares Number of holders |
|---|---|
| 1 - 1,000 | 143 |
| 1,001 - 5,000 | 276 |
| 5,001 - 10,000 | 136 |
| 10,001 - 100,000 | 249 |
| 100,001 and over | 34 |
| | 838 |
| Holding less than a marketable parcel | 52 |

| Ordinary shareholders | Number of shares | Percentage |
|---|---|---|
| ANZ Nominees Limited | 7 298 974 | 25.06 |
| Fortis Clearing Nominees P/L | 1 849 690 | 6.35 |
| Nikam Investments Pty Ltd | 1 597 087 | 5.48 |
| Gregorach Pty Ltd | 1 250 000 | 4.29 |
| Citicorp Nominees Pty Limited | 672 778 | 2.31 |
| Sergei Shestaev | 571 000 | 1.96 |
| Obi-Wan Investments Pty Ltd | 560 000 | 1.92 |
| UBS Wealth Management Australia Nominees Pty Ltd | 528 800 | 1.82 |
| Manfree Nominees PtyLtd | 516 500 | 1.77 |
| Mr George Panagakis & Mrs Anastasia Panagakis | 435 000 | 1.49 |
| Uuro Pty Ltd | 335 500 | 1.15 |
| Yatesbury Pty Limited | 334 500 | 1.15 |
| NEFCO Nominees Pty Ltd | 327 955 | 1.13 |
| National Nominees Limited | 325 660 | 1.12 |
| Nikam Investments Pty Ltd | 306 250 | 1.05 |
| Jenmah Pty Ltd & Grundy-Reid Pty Ltd | 250 000 | 0.86 |
| Walpett Engineering PtyLtd | 250 000 | 0.86 |
| Blackmort Nominees PtyLtd | 237 500 | 0.82 |
| Douglass Financial Consultants Pty Ltd | 195 198 | 0.67 |
| HSBC Custody Nominees (Australia) Limited | 194 000 | 0.67 |
| | 18 036 392 | 61.93 |

MONARO MINING NL
SUPPLEMENTARY INFORMATION
PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

**Substantial shareholders**

| | Fully paid ordinary shares |
|---|---|
| Ordinary shareholders | Number |
| Warwick Grigor | 1 561 370 |

**ASX Rule 4.10.19**

The Company was admitted to the Official List of ASX on Tuesday 13 September 2005. Official Quotation of the Company's securities commenced on Thursday 15 September 2005 at 11am W.S.T (1pm E.S.T.). The entity was admitted under rule 1.3.2(b) and accordingly confirms that it has used the cash and assets in a form readily convertible to cash at the time of admission on 13 September 2005 through to the 30 June 2007 in a way consistent to its business objectives as stated in the IPO Prospectus dated 1 August 2005.

# Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas New York, NY 10036-6710 212.336.2000 fax 212.336.2222 www.pbwt.com

**From:** Jean-Claude Lanza
**Phone:** (212) 336-2022
**Direct Fax:** (212)-336-2832

**Date:** April 18, 2008
**Client/Matter #:** M5442-002
**# of Pages (incl. cover):** 6

**Please deliver as soon as possible to:**

| Recipient | Firm Name | Fax | Phone |
|---|---|---|---|
| Mary Casio, Esq. | Securities and Exchange Commission | (202) 772-9207 | (202) 551-3242 |

**Message:**

Dear Ms. Casio:

Further to our conversation, please find attached an executed copy of the Rule 12g3-2(b) letter on behalf of Monaro Mining NL reflecting your suggested revisions.

Provided this meets with your approval, please contact me at (212) 336-2022 to confirm the same.

Should you have any questions or comments, please do not hesitate to contact me.

Thank you, in advance.

Regards,

Jean-Claude Lanza

March 6, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Paul M. Dudek, Esq.

Monaro Mining NL
Information Furnished Pursuant to Rule 12g3-2(b)
under the U.S. Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") on behalf of Monaro Mining NL, a company organized under the laws of Australia (the "Issuer"), in order to obtain the exemption from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers eligible under Rule 12g3-2(b) issued by the Commission under the Exchange Act. All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Issuer under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2, such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

1. Attached hereto as Exhibit A is the list required to be furnished pursuant to Rule 12g3-2(b)(1)(ii). The Issuer has informed us that Exhibit A lists the information the Issuer is required to (a) make public pursuant to the laws of Australia, (b) file with the stock exchange on which its securities are traded and that was made public by such exchange, and (c) distribute to its security holders. The Issuer has informed us that, if the information that the Issuer makes or is required to make public, distribute to shareholders or file should change from that set forth on Exhibit A, the Issuer will furnish the SEC with a revised list reflecting such changes.

2. Attached hereto as Exhibit B is the list of English language documents that the Issuer, since July 1, 2007 has (a) made or is required to make public pursuant to the laws of Australia, (b) filed or is required to file with the Australian Stock Exchange and the Frankfurt Stock Exchange (the "Exchanges") and which was made public by such exchange, or (c) distributed or is required to distribute to its security holders. The Issuer's fiscal year ends on June 30 of each year.

3. In accordance with the terms of Rule 12g3-2(f)(1), we confirm that the Issuer intends to satisfy its obligation to furnish the information and documents required by Rule 12g3-2(b)(1)(iii) to the Commission by means of publication of such information and documents on the Issuer's internet website or through an electronic information delivery system generally available to the public in the Issuer's primary trading market.

4. In accordance with the terms of Rule 12g3-2(f)(2), we hereby provide the Commission with the following address on behalf of the Issuer:

| Issuer's Internet Website Address: | www.monaromining.com |
|---|---|

We also confirm on behalf of the Issuer that, in accordance with ~~the Notes to~~ Rule 12g3-2(f), the Issuer will, at a minimum, publish on its internet website or on the specified electronic delivery system English language versions of the following information and documents that are required to be furnished under Rule 12g3-2(b)(1)(iii):

i. Issuer's annual reports, including annual financial statements;

ii. Issuer's interim reports, including financial statements;

iii. Issuer's press releases; and

iv. All other communications and documents the Issuer distributes to the holders of the securities to which the Exemption relates.

5. The Issuer's ordinary shares are listed on the Exchanges.

6. The Issuer has advised us that, as of January 31, 2008:

A. Upon a review of the current share registry of the Issuer, there are approximately 2 U.S. resident holders of its shares. These shareholders held a total of 24,800 ordinary shares, which represent .08% of the total outstanding shares of the Issuer. To the best knowledge of the Issuer, the majority of such shares were acquired pursuant to open market transactions on the Australian Stock Exchange.

B. The issued and authorized capital of the Issuer is as follows:

| Class of Shares | Number of Shares |
|---|---|
| Ordinary Shares | 29,325,125 |
| Partially Paid Ordinary Shares | 5,000,000 |
| Total | 34,325,125 |

C. The most recent public offering by the Issuer of its securities took place in Australia on August 1, 2005 involving the offering of approximately 13,000,000 ordinary shares, for a total subscription price of AU$2,600,000.

Please provide the undersigned with the Commission file number to be used in connection with the furnishing of future information by the Issuer pursuant to Rule 12g3-2(b). Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

Very truly yours,

John E. Schmeltzer, III

Enclosures

cc: JP Morgan Chase Bank, N.A.
Monaro Mining NL



1431586v.6

**EXHIBIT A**
the application by
MONARO MINING NL
to obtain an exemption from Section 12(g) of the
Securities Exchange Act of 1934, as amended

**Information required to be made public, to be distributed to security holders or to be filed with the Australian Stock Exchange and Frankfurt Stock Exchange on an ongoing basis**

**EXHIBIT B**
the application by
MONARO MINING NL
to obtain an exemption from Section 12(g) of the
Securities Exchange Act of 1934, as amended

**Information made public, distributed to security holders or filed with the Australian Stock Exchange and Frankfurt Stock Exchange by Monaro Mining NL since July 1, 2007**

Exh. 1

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 Correspondence to: PO Box 427 Narellan NSW 2567

21 July 2006

## Quotation of Shares on the Frankfurt Stock Exchange

The Company is pleased to announce that its shares have commenced trading on the Frankfurt Stock Exchange following a successful application for listing.

The Company's shares are trading on the XETRA electronic platform with Concord Effekten AG appointed as the Designated Sponsor. The Short Code for the shares in Germany is M2H.

Information on Monaro Mining market activity on the Frankfurt Stock Exchange can be obtained from the following web site;

www.boerse-frankfurt.com/pip/dispatch/en/pip/private_investors/aktien/aktiensuche

The listing has been secured following representations from German bankers seeking a listing in Germany to make trading in Monaro shares more accessible to their client base. The Company looks forward to greater representation of European investors on the shareholder register as a consequence of the Frankfurt listing.

Concurrent with the Frankfurt listing, the Company intends to change its share registry to Computershare Investor Services Pty Ltd, effective from 31 July 2006.

Mart Rampe

Mart Rampe
Executive Director

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

Exh. 2

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

## QUARTERLY ACTIVITIES REPORT
## FOR THE THREE MONTHS ENDING 30th JUNE, 2006

### Highlights

- **Field work commenced on uranium projects**
- **Historic silver-lead-zinc workings identified on Sogul Licence at the Koni-i-Gut Prospect. Reported grades range from 5.9 to 9.1oz/t silver with moderate lead/zinc values**
- **1 for 4 option entitlement issue successfully concluded**
- **Shares quoted on the Frankfurt Stock Exchange**
- **Cash balance at 30/6/06 was $3m.**

## 1.0 Corporate

### 1.1 Successful completion of Pro Rata Option Entitlement Issue

The Company announced on 1/6/2006, that its 1 for 4 pro-rata entitlement issue of options to shareholders had closed successfully. As a result of the issue, a total of $477,503 was raised (before expenses of the issue).

### 1.3 Conversion of Options

During the Quarter option holders converted 600,000 options at 40¢ and 600,000 options at 60¢, raising a total of $600,000.

### 1.2 Listing on the Frankfurt Exchange

The Company applied to have its shares listed on the Frankfurt Stock Exchange. Quotation commenced subsequent to the completion of the Quarter, in July 2006.

### 1.3 Change of Share Registry

The Company is in the process of changing its share registry to Computershare Registry Services Pty Ltd. The change over will be made effective as from the 31/7/2006.

## 2.0 Uranium Projects

Monaro holds the largest package of 100% owned uranium exploration licences in the Kyrgyz Republic, a country with historical uranium production and similar geology to neighbouring Kazakhstan and Uzbekistan, two prominent uranium producing countries. The Government of the Kyrgyz Republic is favourably disposed towards uranium mining, as evidenced by its involvement in the Kara Balta processing facility which recovers yellow cake from pregnant liquor transported from Kazakhstan.

Monaro's licences cover the spectrum from grass roots prospects to historical uranium mining sites, with CIS classified uranium deposits on several of the licences *(see ASX Release 16/11/05 for table)*. A map showing the location of these licences is provided below.



70°
72°
74°
76°
78°
80°
KAZAKHSTAN
Bishkek
42°
Gavasal
KYRGYZ REPUBLIC
UZBEKISTAN
Osh
CHINA
40°
Djurasai
TAJIKISTAN


**Figure 1:** Location of Monaro Mining NL's Uranium Licences in the Kyrgyz Republic

### 2.4 Sogul Licence (MRO 100%)

*Target/Style* - permeation and precipitation of uranium-enriched fluids through highly-fractured silica rich, carbonaceous black shale units is the main exploration target in this licence.

*June Quarter Activity* - a site visit was made to identify the previous drill site at Sogul-Sai. This was successfully achieved with a total of 7 collars marked by GPS with a further 7 drillpads identified with no collars. Several trenches were evident along with several hundred metres of road and drill pad construction. The stratigraphy appears to dip 30° maximum to NNW, though complex folding and thrusting typical of the South Tien Shen must be suspected. The scale of works suggests 50-60 108mm diameter vertical holes have been drilled for uranium over a 4-5km$^2$ area. The collared holes were uncapped but appeared to be plugged to a few metres depth.

A second deposit area was identified 2km to the west. A separate phase of exploration work was also carried out within the valley area targeting silver/lead/zinc and possibly gold.

*Proposed Work for September Quarter* – continue search for exploration and feasibility data: prepare a base map, establish base of operations and commence structural mapping and gamma surveying. A program for drilling will be planned in conjunction with the current field program.

**2.4.1 Kan-i-Gut Silver (MRO 100%)**

*Target/Style* - Carbonate hosted silver/lead/zinc mineralization associated with robust limestone blocks thrust over schistose planes of weakness.

*June Quarter Activity* – as reported in the ASX release dated 17/5/2006, a silver/lead/zinc deposit has been identified 4-5 km south of the uranium exploration area. The deposit was explored during Soviet times from 1948-52 and reassessed again in 1992. A review of the data by Monaro Mining NL has revealed the following:

- It was mined by the Chinese in the 9th Century;
- No modern commercial production has been carried out. Advanced exploration was completed from 1948-52 by 'REP Geoexploration & Production Enterprise' which reported Soviet based C1 + C2 "reserves" of silver in 1953. Core drilling was done (some holes >600m depth to test underground potential) along with bulk metallurgical testwork and underground development through four adits on three levels;
- C1 + C2 defined by polygonal estimation based on 10 cross-sections;
- Silver grades range from 5.9 to 9.1 oz/t;
- Lead grades vary from 1.75% to 3.62%;
- Zinc grades vary from 0.90 to 1.42%
- Straightforward metallurgy- sphalerite, Ag galena, pyrite, Ag-antimony minerals
- Key intersection: DH #60 3.5m @ 95.4g/t Ag, 1.08% Pb, 8.5% Zn (no depths recorded but <400m depth.

It should be noted that the above information has been derived from official documentation provided by the Kyrgyz Republic's Mines Department as translated by the Company's General Manager, Mr S McRobbie. The Soviet method of calculating "reserves" is not compliant with JORC standards, hence indications of tonnages are conceptual only. Grade information provided above should be considered as indicative only. In addition, there has been insufficient exploration to define a mineral resource and it is furthermore uncertain, if further exploration will result in the determination of a mineral resource.

In addition a technical-economic report (Soviet feasibility study) to develop a mining operation was produced in 1996 for a US exploration company. This report was also obtained during the quarter.

*Proposed Work for September Quarter* – assess 'feasibility' report and obtain additional raw data to back up the report; compile a database to be able to import into Micromine software and validate; compile 3D geological and structural model; recommend drilling targets to upgrade to JORC compliant resource.

**2.3 Naryn and Sumsar Licences - North Fergana (MRO 100%)**

*Target/Style* – Two styles – dominated by bitumen-limestone type within carbonate units from the Lower Tertiary (Palaeogene). Considered of lesser importance by the Soviets are stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata – C1 + C2 CIS resources.

*June Quarter Activity* – georeferencing of maps and aerial photographs was performed along with a reconnaissance visit across the eastern part of the Naryn licence from Marly-Su to Tashkumir identifying the adits on the Shing Anomaly.

A comprehensive oilwell database was acquired which includes general maps on the Tashkumir Monocline and detailed maps on the Palaeogene units III through to IX including the uranium-bearing horizons of interest VIIa and VIIb. The database includes coordinates for 466 exploration and production wells, some to 2500m depth. The data includes 3D coordinates of the key stratigraphic horizons, well completion reports for some of the holes and copies of original DTH gamma logs.

*Proposed Work for September Quarter* - during the next quarter, oil-well data will be assessed and the structure of the data modified to enable it to be imported into Micromine software for validation purposes. This will be followed by the compilation of a 3D geological and structural model.

**2.1 Aramsu Licence (MRO 100%)**

*Target/Style* - uranium mineralization associated with late-stage magmatic epithermal fluids and sulphide mineralization – C1 and C2 CIS classified Reserves.

*June Quarter Activity* – two site visits were made to check and confirm access to the old adits and central exploration area.The available database for 12km of favourable strike length was assessed to prioritise suitable-sized (0.8-2.5km$^2$) granite hosts for geophysical exploration. A 5km$^2$ area around known mineralisation was established and a survey drafted comprising 5 line/km program for orientation. A contract was signed with local geophysical contractors to complete the orientation comprising of a gamma, IP and magnetic survey in tandem and also to establish base reference points in WGS 84 coordinates. The purpose of the survey was to test whether there is a clear association of uranium with sulphide which can be picked up by electromagnetic survey techniques.

*Proposed Work for September Quarter* – undertake orientation surveys, assess results and evaluate suitability of EM techniques. If the orientation work is successful, it is intended to extend the survey to cover additional prospective granite terrains.

**2.2 Utor Licence (MRO 100%)**

*Target/Style* - the prospective geological environment in this licence area is similar to that found in Aramsu Licence. In particular, veins and shears within hydrothermally-altered sandstones adjacent to granitoid intrusives are a target, where sulphide associated uranium mineralization can be found – C2 and P1 CIS Reserves.

*June Quarter Activity* – reconnaissance visits were made to assess access to the project area.

*Proposed Work for September Quarter* – continue with a desktop study and acquire additional data on the main 6 deposit areas and review the potential of the project in light of any findings arising from the Aramsu geophysical survey.

**2.5 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)**

*Target/Style* - these two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium.

*June Quarter Activity* – ongoing interpretation and acquisition of regional data.

*Proposed Work for September Quarter* – it is intended to carry out further reconnaissance work structured in tandem with the Sogul work program.

## 3.0 Gold Projects

### 3.1 Gavasai (MRO 100%)

*Target/Style* - the licence is prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t Au have been documented in a number of exploration reports. A large conceptual mineral deposit is considered viable for this licence.

*June Quarter Activity* – first phase fieldwork was carried out on the Djal-Kokildak area has been completed. A total of 200 samples were sent to Kara-Balta laboratory for assaying (AAS for Au). The most significant results are tabled below.

| Sample No. | Sample Weight (g) | Assay – Au (g/t) | Check Assay – Au(g/t) |
|---|---|---|---|
| SUM 2192 | 420 | 4.33 | 4.07 |
| SUM 2194/1 | 500 | 1.17 | 1.43 |
| SUM 2156/4 | 360 | 1.97 | 1.63 |
| SUM 3134 | 330 | 171.3 | 183.1 |
| SUM 2163/1 | 600 | 2.5 | 2.3 |
| SUM 4020 | 500 | 3.2 | 3.13 |
| | | | |

The structure was remapped and a cross section produced reflecting Tien Shen tectonics relating mineralization to localized nappe thrusting and folding.

*Proposed Work for September Quarter* - assess fieldwork report, delineate target zones for drilling and assess other areas requiring additional work to generate targets.

## 4.0 NSW Projects

Exploration progress was being maintained on a number of fronts with respect to the Company's NSW projects. This includes the Mayfield Project where strong zinc and lead mineralisation within the Limekilns Prospect is suggestive of potential drilling targets. A scoping study on the Mt Paynter W-Sn Project indicates that a viable mining operation may be feasible in the event of the existing deposit being increased in size. A planned airborne magnetic and radiometric survey is scheduled for commencement on the Michelago base metals project by mid July.

### 4.1 Captains Flat Project: EL 6381(MRO 100%)

*Target/Style* - a number of targets have been identified as being prospective for base metals and gold which are associated with Volcanogenic Massive Sulphide (VMS) deposits and include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle Prospects.

*June Quarter Activity* – negotiations have been entered into with a focused base metal explorer with the view to completing a joint venture on this property. Such a joint venture would conform with the Company's strategy of spreading the exploration risk, particularly in relation to deeper targets evident on the licence areas.

At the same time, an interpretation of existing airborne magnetic data has been completed. This work has identified a number of regionally significant structures that define the gross-geological structure of the licence area (Figure 2). This work will provide a significant guide to the delineation of Hoskinstown Sediments and Kohinoor Volcanic sequence, which are the main VMS bearing sequences within the licence area. In addition, discrete higher-amplitude magnetic signatures interpreted as magnetite altered skarn units in the south of the licence area will require follow-up (Figure 3).

*Proposed Work for September Quarter* - pending the outcome of joint venture discussions, work will continue to focus on a thorough assessment of a number of base-metal targets identified earlier in the year as being prospective.



**Figure 2** – Captains Flat licence area imposed



Extra G Zone
skarn Pb-Zn-Ag Cu
6030000 mN
Calabash Gossan
skarn Pb-Zn-Ag Cu
Jerangle
Jerangle South Prospect
VHMS Kuroko
6027500 mN
Jerangle SW Prospect
VHMS-unassigned
unclassified base metal
6025000 mN
6022500 mN
skarn Pb-Zn-Ag Cu
6020000 mN
0
2
4
Kilometers


**Figure 3** – High amplitude magnetic targets located within southern portion of licence area

### 4.2 **Mayfield Project:** EL 6358, (MRO 80%)

*Target/Style* –the licence covers the Mayfield and other copper-gold skarn deposits. However, the licence is also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits, the later being exemplified by the Moly Mines owned Dargues Reef Project located to the south of the Company's tenements. The Moly Mines gold prospect is located within a mineralized, structurally controlled lode system in the roof-zone of the Braidwood Granodiorite. Recent geophysical work by Monaro has suggested that its Mayfield Prospect is one of several skarn occurrences associated with the northern extension of the Braidwood Granodiorite.

More recently, a review of previous exploration data has revealed that the licence is also prospective for lead and zinc mineralisaiton, particularly at the Limekilns Prospect. The results of this work are detailed in the following sections.

*June Quarter Activity* - during the quarter, field investigations commenced on a number of prospects outlined as a result of previous investigations. Several prospects have been highlighted as a result and include the Limekilns and Ennisclare Prospects lead zinc prospects. Both have been drilled by previous explorers and present opportunities for further exploration. In the case of the Limekilns Prospect, a north trending discontinuous zone of gossan-ironstone float and generally narrow weak to moderate lead soil anomalism has been delineated over an area of 800 x 100m.

Air track drilling by previous explorers across the entire prospect returned broad and often thick sections of anomalous lead in soil/bedrock (+1000ppm), often with copper and zinc credits. Across the main part of the anomaly, lead values exceeded 1% and reached 4.1%.

Drilling has intersected moderately encouraging grades of up to 3.2% Pb and 7.3% Zn. These also host traces of gold of up to 0.72g/t. Far more encouraging however, is an intersection of 3m @ 3.9g/t gold intersected by AUD80/6. Like Woodlawn lead-zinc ore, this intersection has had highly anomalous tin values of up to 275ppm. This hole has established that the mineralisation extends for at least 200m down dip from the surface. A summary of the drilling highlights is tabled below:

| Drill Hole | From | Downhole Width (m) | Assay Data (% for base metals and ppm for Au/Ag) | | | | | Exploration By: |
|---|---|---|---|---|---|---|---|---|
| | | | Cu | Pb | Zn | Ag | Au | |
| LRD1 | 34.1 | 7.0 | | 2.0 | 1.5 | 28 | | AOG Minerals, 1973-78 |
| | including | 2.0 | | 6.0 | 4.5 | 65 | | |
| LRD3 | 27.4 | 2.4 | | 1.0 | | | | AOG Minerals, 1973-78 |
| LRD8 | 12.2 | 6.8 | | 1.3 | 0.6 | | | AOG Minerals, 1973-78 |
| DDH1 | 65 | 2.0 | | 1.8 | 5.3 | 80 | | AOG Minerals, 1973-78 |
| | 42.5 | 14.0 | | 0.4 | 1.8 | 28 | | |
| | 50.5 | 2.0 | | | | | 0.72 | |
| DDH2 | 53.5 | 16.0 | | 1.1 | 1.5 | 21 | | AOG Minerals, 1973-78 |
| | Including | 2.0 | | 6.5 | 3.5 | 67 | 0.16 | |
| DDH3A | 65.0 | 5.0 | | 0.6 | 1.8 | 12 | | AOG Minerals, 1973-78 |
| DDH4 | 30.48 | 16.0 | | 1.0 | 1.7 | 28 | | AOG Minerals, 1973-78 |
| | 75.0 | 2.0 | | 3.2 | 7.3 | 270 | 0.18 | |
| | 81.0 | 2.0 | | | | | 0.40 | |
| DDH5 | 31.0 | 2.0 | | 2.2 | 0.5 | 22 | | AOG Minerals, 1973-78 |
| AUD80/6 | 121.6 | 3.0 | | 0.1 | 3.1 | 17 | 3.9 | Union Corporation, 1980 |

Mineralisation in the primary zone is open down dip and warrants further drill testing.

The Ennisclare gossan has been drill tested with 9 holes to vertical depths of between 50 to 140m. Several intersected encouraging widths and grades (ENRC 2) – see table below. Magnetic interpretation suggests that there are several magnetite rich shoots in a tabular body dipping steeply to the east. The best drill hole sections include the following.

| Drill Hole | From | Downhole Width (m) | Assay Data (% for base metals and ppm for Au/Ag) | | | | | Exploration By: |
|---|---|---|---|---|---|---|---|---|
| | | | Cu | Pb | Zn | Ag | Au | |
| E3 | 50.3 | 5.6 | | 0.25 | 0.26 | | | Jododex, 1976 |
| E5 | 52.9 | 2.9 | | 1.14 | | | | Jododex, 1976 |
| | 54.2 | 0.5 | | | 3.1 | | | |
| | 88.7 | 1.9 | | 1.64 | 1.63 | | | |
| E1 | 71.8 | 11.2 | | 1.56 | 1.56 | | | Jododex, 1976 |
| | 92.9 | 1.8 | | 4.22 | 4.33 | | | |
| | 120.8 | 11.5 | | 1.58 | 1.61 | | | |
| | 141.4 | 6.1 | | 3.46 | 3.9 | | | |
| EN3 | 83.0 | 12.0 | | 1.05 | 0.65 | | 0.02 | Jododex, 1976 |
| ENRC2 | 104.0 | 5.0 | | 3.7 | 3.2 | 51 | 0.50 | Denehurst, 1994 |

The data is sufficiently encouraging to justify further limited drilling.

*Proposed Work for September Quarter* – further evaluation of these and other exploration targets will be completed with the view to formulating a drilling program for the end of the calendar year.

### 4.3 **Mount Paynter:** EL 6356, (MRO 100%)

*Target/Style* – quartz vein hosted tin tungsten mineralization in granitic host.

*March Quarter Activity* - no field work has been conducted on this licence during the last quarter. However, a scoping study was carried out by a consulting mining engineer. The major findings of the study were:

- A fourfold increase in the size of the known deposit, at current metal prices, has the potential to generate a viable mining operation; and
- Should exploration reveal an increase in tonnage/vertical-metre parameters, depth extensions and remote satellites may also become very attractive.

Based on previous studies, it is clear that there is significant potential for additional mineralisation both down plunge as well as laterally. The potential to define an ore body which could satisfy the criteria for a viable operation is considered achievable. It should be noted however, that the potential quantity sought is conceptual in nature and that there has been insufficient exploration to define a mineral resource and that it is furthermore uncertain if further exploration will result in the determination of a mineral resource.

*Proposed Work for June Quarter* – a program of drilling and surface exploration will be considered once the native title issues have been successfully completed.

### 4.4 **Wymah Tungsten:** ELA 2636 and ELA 2694, (MRO 100%)

*Target/Style* - granite hosted molybdenum, tungsten and tin mineralisation

*June Quarter Activity* – no field work has been carried out during the last quarter. The Company is awaiting the grant of ELA's 2636 and 2694, before any substantive work can be commenced.

*Proposed Work for September Quarter* – complete review of the prospectivity of both ELA's and prepare an appropriate exploration program.

### 4.5 **Michelago:** EL 6376 and ELA 2637, (MRO 100%)

*Target/Style* - both EL 6376 and ELA 2637 contains typically volcanogenetic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

*June Quarter Activity* - activities were confined to alerting the general public to the commencement of an airborne magnetic and radiometric survey.

*Proposed Work for September Quarter* – it is anticipated that the airborne fixed-wing magnetic and radiometric survey will be completed during July, with an interpretation available by early to mid August. The results of this survey will determine the nature of exploration activities for the remainder of the calendar year.

## 5.0 Financial

As at 31 March 2006, the Company had a cash balance of $3.015m and no interest bearing debt.

## 6.0 Overview

The Chairman of the Company, Mr Warwick Grigor, has said that:

*"The tempo of exploration work in the Kyrgyz Republic is now picking up with much of the establishment of office infrastructure and personnel now complete. At the same time, our connections in this part of Central Asia are fast expanding, which may lead to other mineral exploration and development opportunities. The confirmation of the extensive work undertaken at Sogul, notwithstanding continued difficulties in securing historical data, confirms that this is a real project of merit".*

Mart Rampe
Executive Director

***Competent Person***
*The review of exploration activities and results contained in this report in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*
*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

Quarter ended ("current quarter")

30 JUNE 2006

## Consolidated statement of cash flows

| Cash flows related to operating activities | | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | | |
| 1.2 | Payments for | (a) exploration and evaluation | (123) | (253) |
| | | (b) development | | |
| | | (c) production | | |
| | | (d) administration | (246) | (501) |
| 1.3 | Dividends received | | | |
| 1.4 | Interest and other items of a similar nature received | | 31 | 104 |
| 1.5 | Interest and other costs of finance paid | | | |
| 1.6 | Income taxes paid | | | |
| 1.7 | Other | | | |
| | **Net Operating Cash Flows** | | (338) | (650) |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospects | | |
| | | (b)equity investments | | |
| | | (c) other fixed assets | (3) | (62) |
| 1.9 | Proceeds from sale of: | (a)prospects | | |
| | | (b)equity investments | | |
| | | (c)other fixed assets | | |
| 1.10 | Loans to other entities | | | |
| 1.11 | Loans repaid by other entities | | | |
| 1.12 | Other (Forex revaluation) | | 2 | 6 |
| | **Net investing cash flows** | | (1) | (56) |
| 1.13 | Total operating and investing cash flows (carried forward) | | (339) | (706) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (339) | (706) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 1,078 | 4,078 |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings(Refund Director Loan) | | (71) |
| 1.18 | Dividends paid | | |
| 1.19 | Other (Share Issue Expenses) | (53) | (306) |
| | **Net financing cash flows** | 1,025 | 3,701 |
| | **Net increase (decrease) in cash held** | 686 | 2,995 |
| 1.20 | Cash at beginning of quarter/year to date | 2,330 | 21 |
| 1.21 | Exchange rate adjustments to item 1.20 | (1) | (1) |
| 1.22 | **Cash at end of quarter** | 3,015 | 3,015 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 102 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | | |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 400 |
| 4.2 | Development | |
| | **Total** | **400** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 121 | 64 |
| 5.2 | Deposits at call | 495 | 227 |
| 5.3 | Commercial Bills | 2,399 | 2,039 |
| 5.4 | Bank Overdraft | 0 | 0 |
| | **Total: cash at end of quarter** (item 1.22) | 3,015 | 2,330 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | EL 6550 | Manager and Operator | Nil | 100% |
| | | ELA 2720 | Manager and Operator | Nil | 100% |

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | | | | |
| | Fully Paid | 19,700,100 | 19,700,100 | N/A | N/A |
| | Part-Paid | 5,200,000 | 0 | 0.001 cent | 0.001 cent |
| 7.4 | Changes during quarter (a) Increases through issues | 600,000<br>600,000 | 600,000<br>600,000 | 40 cents<br>60 cents | N/A<br>N/A |
| | (b) Decreases through returns of capital, buy-backs | | | | |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** | | | *Exercise price* | *Expiry date* |
| | Unlisted | 2,400,000 | N/A | 40 cents | 30 June 2007 |
| | Unlisted | 2,400,000 | N/A | 60 cents | 31 December 2008 |
| 7.8 | Issued during quarter | | | *Issue Price* | *Expiry Date* |
| | Listed | 5,025,025 | 5,025,025 | 10 cents | 31 July 2007 |
| | Incentive | 350,000 | 350,000 | N/A | 19 April 2011 |
| 7.9 | Exercised during quarter | | | *Exercise Price* | *Expiry Date* |
| | Unlisted | 600,000 | N/A | 40 cents | 30 June 2007 |
| | Unlisted | 600,000 | N/A | 60 cents | 31 December 2008 |
| 7.10 | Expired during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: [signature]

Date: 24/7/2006

Print name: MART RAMPE (DIRECTOR)

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Exh. 3

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

21/8/2006

## ANNOUNCEMENT AND MEDIA RELEASE

**Farm in Agreement with Ironbark Gold Limited on Captains Flat Project – NSW**

The Directors of Monaro Mining NL are please to announce that Ironbark Gold Limited (Ironbark Gold), a recently ASX listed minerals exploration company and Monaro Mining NL, have executed a Heads of Agreement covering the Captains Flat Project (Exploration Licence 6381) located in southern NSW.

The agreement will enable Ironbark Gold to earn a 75% interest in the project subject to it meeting amongst other conditions, all expenditure commitments for the next 2 years. Ironbark Gold has agreed to a non-refundable opportunity payment of $50,000 and will manage all exploration activities. Details of the Farm in Agreement are attached.

For further information please contact:

Mart Rampe
Executive Director

Tele: 02 46479566

Or:

Warwick Grigor
Chairman

Tele: 02 92470077



Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005,
Postal: PO Box 935,
West Perth, 6872

T +61 8 9481 5600
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

21 August 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

## IRONBARK ACQUIRES FURTHER COPPER / ZINC PROJECTS

Ironbark Gold Limited (Ironbark) is pleased to report that it has signed a Heads of Agreement to farm into Monaro Mining NL's (Monaro) wholly owned Captains Flat Project located south of Canberra in New South Wales. The Project represents an excellent fit with Ironbark's advanced and wholly owned Belara Zinc/Copper project and provides several drill ready and advanced Zinc/Copper drill targets. The Project covers a strike length of 39 kilometres of a highly endowed Volcanic Massive Sulphide (VMS) horizon that hosts numerous historic mineral occurrences and mines, including the Lake George Mine that produced 4 million tonnes of high-grade ore until closure in 1962 (see Figure 1).

Within the project area prospects include the Jerangle, Lake George and Vanderbilt Hill prospects where previous explorers have returned high grade copper and zinc drill intercepts.

- Jerangle

  The Jerangle Prospect is located at the southern end of the project area and drilling over a strike length of 1.5 kilometres has returned drill intercepts such as:

  JR3: 1.05m from 113.45m @ 4.3% Cu, 7 g/t Ag
  2.25m from 227.5m @ 5.25% Cu, 19 g/t Ag
  1.55m from 244.75m @ 3.66% Zn

  JR4: 1.0m from 218m @ 2.8% Cu, 9 g/t Ag
  29.4m @ 0.5% Cu, 2.17% Zn, 8 g/t Ag
  – including 1.9m @ 4.89% Cu, 6.3% Zn, 17 g/t Ag

- Lake George Mine

  The high-grade Lake George Mine produced approximately 4Mt of ore at 0.7% Cu, 6% Pb, 10% Zn and 55 g/t Ag and remains prospective for remnant ore at current base metal prices as well as at depth where results such as 1.22m @ 12.4% Zn, 5.4% Pb were returned over a strike length of at least 300 metres. Mineralisation is open at depth and may represent possible repeats of the historically mined areas.



- Vanderbilt Hill

  The Vanderbilt Hill prospect is located to the east of the Lake George Mine and drilling has returned results such as 3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu.

Consideration for the acquisition is an initial $50,000 payment followed by a progressive farm in agreement in which Ironbark manages exploration. Monaro will be free carried by Ironbark culminating in Ironbark earning a 75% interest in the project on a Decision to Mine. In addition Ironbark will be required to keep the project in good standing by meeting all statutory expenditure requirements for at least two years. A formal Farm in Agreement will be negotiated and entered into within two months.

Jonathan Downes
Managing Director

IRONBARK GOLD LIMITED
Telephone: +61 8 9481 5600

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information provided by Monaro Mining NL and the NSW Department of Primary Industries database and compiled by Mr A Byass, B.Sc Hon(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.



IRONBARK GOLD

720,000mE

Belara
NSW
Stuart Town
Sydney
Captains Flat
Pambula

Ironbark Project Location Plan

584,000mN

584,000mN

**Lake George Mine**

*Historical Production*
~4Mt of ore @ 0.7% Cu, 10% Zn
6% Pb and 55 g/t Ag

*Drilling below mine workings includes*
1.22m @ 12.4% Zn, 5.4% Pb
*and is interpereted to be top of repeat ore lode*

**Vanderbilt Hill Prospect**

*Drillhole 34*
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
*Drillhole 33*
2.1m @ 6.5% Zn, 5.4% Pb

## Captains Flat

Project Tenure and Prospect Map

**EL 6381**

**Roaches Prospect**

**Julita Prospect**

582,000mN

582,000mN

**Anembo Prospect**

3m @ 6.9% Zn, 5.5% Pb, 21/gt Ag and 2.0 g/t Au from 163m

**Jerangle Prospect**

*Drillhole JR 03*
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
*Drillhole JR 04*
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 8 g/t Ag
including 1.9m @ 4.9% Cu, 6.3% Zn, 17 g/t Ag from 350m

580,000mN

720,000mE

0km Scale 10km
GDA94:Zone55

0806_CF_loc_01

Figure 1: Tenement plan of Captains Flat project tenure showing major prospect locations and significant drilling/mining results.

Exh. 4

# MONARO MINING NL

**ABN 99 073 155 781**



**FINANCIAL REPORT
FOR THE FINANCIAL YEAR ENDED
30 JUNE 2006**

**MONARO MINING NL**

**ABN 99 073 155 781**

**ANNUAL FINANCIAL REPORT**
**FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006**

## CONTENTS


| | |
|---|---|
| Corporate governance statement | 3 |
| Directors' report | 7 |
| Auditors' independence declaration | 12 |
| Independent audit report | 13 |
| Directors' declaration | 15 |
| Income statement | 16 |
| Balance sheet | 17 |
| Statement of recognised income and expense | 18 |
| Cash flow statement | 19 |
| Notes to the financial statements | 20 |
| Additional stock exchange information | 57 |

**MONARO MINING NL**
**CORPORATE GOVERNANCE STATEMENT**

This statement summarises the corporate governance practices adopted by the Board of Directors. Monaro Mining NL's objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

It is noteworthy that in the Second Report to the ASX Corporate Governance Council in February 2005, the Implementation Review Group ("IRG") reported that:

> *"there is no typical organisation and no single Entity readily identifiable model for corporate governance...At different times and stages in a Company's life, some governance structures may be better for the generation of wealth of investors than others."*
>
> *"the IRG's view is that effective governance practices will be those that address the 10 key Principles"*
>
> *"the IRG considers that there is a need for further information targeted to smaller companies highlighting the acceptability of appropriately disclosed, alternative corporate governance practices."*

Given the background stated above, it should be appreciated that the practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the Company's size and risk profile. Prior to listing in September 2005, the Board undertook a review of the Company's corporate governance framework, addressing in particular the 10 key Principles highlighted in the ASX Best Practice Recommendations.

Accordingly not all the Company's main corporate governance practices as set out below were in place for the entire financial year.

The Company and its controlled entities together are referred to as Monaro in this statement.

**Principle 1**
**Lay solid foundations for management and oversight**

The Board operates in accordance with the broad principles set out below.

**Role of the Board**
The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of the Executive Directors and Company Secretary.

**Principle 2**
**Structure the Board to add value**

**Board Composition**
The company has a Board of three directors comprising a non executive chairman, an executive director and one independent non-executive director.

The directors have a broad mix of skills, experience and knowledge to enable them to effectively and efficiently discharge their responsibilities and duties.

Although a non executive of the company, the chairman does not satisfy the test of independence due to holding a beneficial interest in a substantial shareholder of the company. Whilst this is a departure from best practice there is an inherent acceptance by investors that Mr Grigor was the principle founder of the Company. Moderating this departure, the Board has established clear protocols for handling conflicts of interest and has agreed to review the composition should the Company's market capitalisation exceed $100 million.

In addition, to facilitate independent decision making, each director of the company has the right to seek independent professional advice in the furtherance of their duties as directors at the Company's expense provided they notify the company beforehand.

The constitution of the company provides that directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, and qualifications are set out in the Director's Report under the heading "Information on Directors."

**Meetings**

The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Director's Report.

**Board Committees**

Other than for an audit committee, the Board does not have separately established committees dealing with nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:

**Nomination Committee**

The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

- The full Board of Monaro undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. Currently the Board has an aggregate of 60 years plus experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

- The company's current policy places significant emphasis on the utilisation of the specialist skills of external consultants in geology, metallurgy and engineering usually only available in-house within larger organisations.

**Principle 3: Promote ethical and responsible decision-making**

The company has established a policy regarding trading in its securities by directors, officers and employees. Directors, officers and employees must not, directly or indirectly, buy or sell shares or other securities in the company when in possession of unpublished price sensitive information which could materially affect the value of those securities. Any trading in the company's securities by those persons must first be notified to the chairman of the company.

The company has developed and continually reviews a formal code of conduct as part of its Board charter which requires all business affairs to be conducted legally, ethically and with integrity, and which allows breaches of the code to be reported by third parties. The code and the securities trading policy are available for review on Monaro's website.

**Principal 4: Safeguard integrity in financial reporting**

The company has appointed two non executive directors to the audit committee, the Chairman of which is an independent member and experienced Chartered Accountant. The committee assesses and reviews the internal accounting and external audits and any material issues arising from those reviews. It also assesses and reviews the accounting policies and practices of the company as an integral part of reviewing the half year and full year accounts. It will make recommendations regarding the appointment of external auditors and the level of their fees and provide a facility, if necessary, to discuss any concerns raised by the auditors independently of management influence.

The external auditors meet privately with the Board at least once per year.

**Principal 5: Make timely and balanced disclosure**
The company secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). The company's policy calls for the provision of relevant and timely information to its shareholders and is committed to fulfilling its obligations to the broader market for continuous disclosure. The company aims to ensure timely provision and equal access to material information about the company.

The Board has ensured that the procedure for identifying and disclosing material and price sensitive information is in accordance with the Corporations Act 2001 and the ASX Listing Rules. The company does not have a formal written policy regarding disclosure but the Board and management liaise closely to identify and approve information for disclosure.

The Monaro website contains copies of annual and half year reports, ASX announcements, investor relations publications, briefings and presentations given by executives.

**Principal 6: Respect the rights of shareholders**
All information disclosed to the ASX is posted on the company's website following confirmation of receipt from the ASX. Shareholders may register on the site to receive electronic notification of releases of information by the company. A copy of the company's annual report and notice of annual general meeting is sent to all shareholders.

**Principal 7: Recognise and manage risk**
The company is developing a risk management programme aimed at ensuring the company conducts its operations in a manner that enables risks to be identified, assessed and appropriately managed. The company secretary, reporting to the full Board, manages the company's internal controls and risk management and the audit committee oversees risk management and internal compliance.

**Principal 8: Encourage enhanced performance**
Due to the size and infancy of the company, the Board has no formal performance evaluation policy at present. It is considered that the current directors have a sufficient mix of skills and experience to discharge their responsibilities effectively.

The directors are provided with access to the following resources: -

- monthly financial reports with actual expenditure compared to budget;
- subject to prior consultation with the chairman, the right to seek independent professional advice at the company's expense;
- unrestricted access to the executive director, company secretary and company information.

**Principal 9: Remunerate fairly and responsibly**
The Board determines the remuneration of the executive director. The Board believes that due to the size of the company, individual salary negotiation is more appropriate than formal remuneration policies.

The Board reviews market comparisons in determining remunerations and seeks independent external advice as necessary.

Non-executive directors are remunerated by way of directors' fees within the limit approved by shareholders. The Board determines fees paid to individual Board members. Further information on directors' remuneration is set out in the director's report and notes to the annual financial report.

**Principal 10: Recognise the legitimate interests of stakeholders**
The company is developing a formal code of conduct for the Board, management and staff.

The directors continually review the business to determine the most effective and appropriate operating procedures. Review includes risk management approach to health, safety and the commercial operations of the business to ensure compliance with its legal and social obligations to all stakeholders.

## DIRECTORS' REPORT

The Directors of Monaro Mining NL submit herewith the annual financial report for the year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

### DIRECTORS

The Directors of the Company in office during or since the end of the financial year are:

| | | |
|---|---|---|
| W R Grigor | - | Non-Executive Chairman |
| M Rampe | - | Executive Director |
| M J Evans | - | Non-Executive Director |

Further information concerning the particulars of the Directors is included elsewhere within this report.

### PRINCIPAL ACTIVITIES

The principal activities of the Company and of the Consolidated Entity are:

(i) exploration for minerals including uranium, gold and base metals;
(ii) the acquisition and sale of mineral tenements;

### OPERATING RESULTS

The loss of the Consolidated Entity for the year ended 30 June 2006 after income tax was $921 337 (2005: loss $14 651).

### DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 30 June 2006 nor have any amounts been paid or declared by way of dividend during the year.

### REVIEW OF OPERATIONS

A review of operations carried on by the Company and the Consolidated Entity is set out in the Operations Review section of this Annual Report.

### CHANGES IN THE STATE OF AFFAIRS

During the financial year the Company successfully concluded an initial public offering and listed on the Australian Stock Exchange on 15 September 2005. With the exception of the forgoing, there was no significant change in the state of affairs of the Consolidated Entity other than that referred to in the financial statements or notes thereto.

### SUBSEQUENT EVENTS

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

### FUTURE DEVELOPMENTS

The Consolidated Entity intends to continue its present range of activities during the forthcoming year and, in accordance with its objectives, may participate in new exploration projects. Certain information concerning future activity is set out in the Operations Review Section. Other information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the Consolidated Entity.

ENVIRONMENTAL REGULATION

The Entity is subject to significant environmental regulation in respect of exploration activity. Approvals, licences, hearings and other regulatory requirements are observed by the Entity in respect of each tenement in which the Entity conducts exploration activity. At the date of this report, the Entity does not have any mines in production or under construction.

The Entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the Entity or joint venture operators. As at the date of this report the Company has not been notified of any breach.

SHARE OPTIONS

Details of share options over ordinary shares issued by the Company during the period together with details of options converted during the period and on issue at 30 June 2006 are set out in Note 15 to the financial statements and form part of this report.

The holders of share options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Details of incentive share options granted to Directors or Employees during the period are set out in Note 4 to the financial statements and form part of this report. These details have not changed at the date of this report.

Details of unissued shares or interests under option at the date of this report are:

| Issuing entity | Number of shares under option | Class of shares | Exercise price of option | Expiry date of options |
|---|---|---|---|---|
| Monaro Mining NL | 5 025 025 | Ordinary | $1.20 | 31 July 2007 |
| Monaro Mining NL | 2 400 000 | Ordinary | $0.40 | 30 June 2007 |
| Monaro Mining NL | 2 400 000 | Ordinary | $0.60 | 31 Dec 2008 |
| Monaro Mining NL | 350 000 | Ordinary | $1.07 | 19 Apr 2011 |

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

PARTICULARS OF DIRECTORS

WARWICK R GRIGOR

Mr Grigor, aged 47, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stock broking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business.

- Relevant interest in Monaro Mining NL shares
  1,285,080 fully paid shares
  2,000,000 contributing shares paid to 0.1 cents
- Relevant interest in Monaro Mining NL options:
  321,270 options having an exercise price at $1.20 and expiring 31 July 2007.
- Interest in contracts - refer note 24.

Mr Grigor attended all 4 Directors meetings.

Mr Grigor has also held Directorships in the following ASX listed entities:

| **Company** | **Period of Directorship** |
|---|---|
| First Australian Resources Limited | Since 26 April 1995 |
| Peninsula Minerals Limited | Since 11 April 2005 |

Mr Grigor has also been a Director of Tianshan Goldfields Limited during the past three years.

MART RAMPE

Mr Rampe, aged 55, is a geologist with over thirty years experience in minerals exploration and development from grass roots exploration through to pre-mine development. He has worked with a number of commodities including gold, base metals and industrial minerals. Country experience includes Australia, Papua New Guinea, Solomon Islands, New Zealand and USA (Alaska). Since 1985 he has been the principal of Harvest Exploration Pty Ltd, a successful consultancy in the minerals and environmental industry. He has held senior exploration management positions in public listed and private exploration companies.

- Relevant interest in Monaro Mining NL shares
  40,000 fully paid shares
  1,500,000 contributing shares paid to 0.1 cents
- Relevant interest in Monaro Mining NL options:
  10,000 options having an exercise price at $1.20 and expiring 31 July 2007.
- Interest in contracts - refer note 24.

Mr Rampe attended all 4 Directors meetings.

MICHAEL J EVANS

Mr Evans, aged 56, is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and internationally.

- Relevant interest in Monaro Mining NL shares
  50,000 fully paid shares
  1,500,000 contributing shares paid to 0.1 cents
- Relevant interest in Monaro Mining NL options:
  12,500 options having an exercise price at $1.20 and expiring 31 July 2007.
- Interest in contracts - refer note 24.

Mr Evans attended all 4 Directors meetings.

Mr Evans has also held a Directorship in First Australian Resources Limited since 15 September 1992.

COMPANY SECRETARY

June Atling, aged 56, is a Certified Practising Accountant and holds a Bachelor of Commerce degree. Ms Atling was appointed Company Secretary in 2005.

DIRECTORS AND EXECUTIVE DETAILS

The Directors of the Consolidated Entity during the year were:

- Warwick Robert Grigor (Non-Executive Chairman)
- Mart Rampe (Executive Director)
- Michael John Evans (Non-Executive Director)

The group executives of the Consolidated Entity during the year were:

- June Ann Atling
- Steven James McRobbie

REMUNERATION REPORT

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually at full Board level.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The Entity does not have a remuneration committee however the remuneration of Directors is dealt with at full Board level.

Remuneration packages contain the following key elements:

(a) Primary benefits – salary/fees and non monetary benefits including provision of motor vehicles and health benefits.
(b) Post employment benefits – superannuation.
(c) Equity – Share option granted as disclosed in Note 4 of the financial statements.
(d) Other Benefits.

The following table discloses the remuneration of the Directors of the Company and the highest paid executives of the Consolidated group:

| | Primary Short-term employee benefits | | Post-employment | | | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| Name | Salary and Fees $ | Other $ | Super $ | Other long-term employee benefits $ | Termination benefits $ | Options $ | $ |
| WR Grigor | 30 000 | 108 690 | 2 700 | - | - | - | 141 390 |
| M Rampe | 99 200 | 27 500 | 1 800 | - | - | - | 128 500 |
| MJ Evans | 20 000 | 25 000 | 4 050 | - | - | - | 49 050 |
| JA Atling (i) | 52 500 | - | 4 725 | - | - | 54 880 | 112 105 |
| SJ McRobbie (i) | 90 688 | 7 652 | - | - | - | 137 200 | 235 540 |
| Total | 292 388 | 168 842 | 13 275 | - | - | 192 080 | 666 585 |

(i) These Options were granted to certain executives pursuant to an Incentive Option Scheme approved by shareholders at a General Meeting held on 11 January 2006. Option valuation amounts shown above have been calculated using the Binomial Tree Option Calculator with regard to and in accordance with ASIC guidance.

The model is based on an option life of five years, volatility of 67% and interest risk free rate of 5.75% discounted by 20% as the securities are not quoted. Although a value is ascribed and included in total Directors' and Executives' Remuneration, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price. On the date of grant of the options the ordinary shares were trading at $1.15. No Options were granted to Directors during the financial year.

PROCEEDINGS ON BEHALF OF THE COMPANY

At the date of this report the Directors are not aware of any proceedings on behalf of the Entity.

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services (refer note 6), during the year, by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 307 (c) of the Corporations Act 2001, the Directors' report includes the auditor's independence declaration on page 12 of the financial report.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

**Mr W Grigor**
**Chairman**
Sydney, 1 September 2006

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

1 September 2006

Board of Directors
Monaro Mining NL
Level 2
87 Colin Street
WEST PERTH WA 6005

Dear Directors

**RE: MONARO MINING NL**

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Monaro Mining NL.

As Audit Partner for the audit of the financial statements of Monaro Mining NL for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely
**STANTONS INTERNATIONAL**
**(Authorised Audit Company)**

**John Van Dieren**
**Director**

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

# INDEPENDENT AUDIT REPORT

## TO THE MEMBERS OF MONARO MINING NL

## SCOPE

*The financial report and directors' responsibility*
The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense and accompanying notes to the financial statements, and the director's declaration for Monaro Mining NL (the Company) and the consolidated entity for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during the year. The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.






Russell
Bedford

We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

**INDEPENDENCE**

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

In accordance with ASIC Class Order 05/83, we declare to the best of our knowledge and belief that the auditor's independence declaration set out on page 12 of the financial report has not changed as at the date of providing our audit opinion.

**AUDIT OPINION**

In our opinion, the financial report of Monaro Mining NL is in accordance with:

a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

**STANTONS INTERNATIONAL**
**(Authorised Audit Company)**

Stantons International

**John Van Dieren**
**Director**

Perth, Western Australia
1 September 2006

**MONARO MINING NL**
**DIRECTORS' DECLARATION**

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Company and Consolidated Entity; and

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

**Warwick Grigor**
**Chairman**
Sydney, 1 September 2006

MONARO MINING NL AND CONTROLLED ENTITIES

# Income statement for the financial year ended 30 June 2006

| | Note | Consolidated 2006 $ | Consolidated 2005 $ | Company 2006 $ | Company 2005 $ |
|---|---|---|---|---|---|
| Revenues from continuing operations | | - | - | - | - |
| Other income | 2(a) | 112 287 | 47 | 109 931 | 47 |
| Accounting and audit | | (17 880) | - | (17 880) | - |
| Depreciation | | (6 528) | - | (3 246) | - |
| Employee benefits expense | 4(e) | (192 080) | - | (192 080) | - |
| Foreign exchange loss | | (541) | - | - | - |
| Insurance | | (5 087) | - | (4 599) | - |
| Occupancy & administration expenses | | (81 384) | - | (49 519) | - |
| Project expenditure | | (253 198) | (13 375) | (233 544) | (13 375) |
| Promotion | | (48 178) | - | (46 855) | - |
| Salary, wages, professional fees | | (357 775) | - | (191 022) | - |
| Travel | | (70 973) | - | (54 162) | - |
| Other expenses | | - | (1 323) | (367 611) | (1 323) |
| **(Loss) before income tax expense** | 2(b) | (921 337) | (14 651) | (1 050 587) | (14 651) |
| Income tax expense | 3(a) | - | - | - | - |
| (Loss) from continuing operations | | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **(Loss) for the period** | | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **(Loss) attributable to members of Monaro Mining NL** | 17 | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **Earnings per share:** | | | | | |
| Basic profit (loss) cents per share | 18 | (4.8) | (146) | | |
| Diluted profit (loss) cents per share | 18 | (4.8) | (146) | | |

Notes to the financial statements are included on pages 20 to 56.

MONARO MINING NL AND CONTROLLED ENTITIES

# Balance sheet as at 30 June 2006

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | Note | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | | 3 015 374 | 21 081 | 2 909 961 | 21 081 |
| Trade and other receivables | 7 | 18 995 | - | 18 995 | - |
| Other | 8 | 3 633 | 19 828 | - | 19 828 |
| **Total Current Assets** | | 3 038 002 | 40 909 | 2 928 956 | 40 909 |
| **NON CURRENT ASSETS** | | | | | |
| Trade and other receivables | 9 | - | - | - | - |
| Other financial assets | 10 | 50 000 | 40 000 | 3 677 194 | 40 000 |
| Property, plant and equipment | 11 | 44 561 | - | 8 806 | - |
| Mineral properties | 12 | 3 639 084 | - | - | - |
| **Total Non-Current Assets** | | 3 733 645 | 40 000 | 3 686 000 | 40 000 |
| **TOTAL ASSETS** | | 6 771 647 | 80 909 | 6 614 956 | 80 909 |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 13 | 130 027 | 4 373 | 103 898 | 4 373 |
| Borrowings | 14 | - | 77 967 | - | 77 967 |
| **Total Current Liabilities** | | 130 027 | 82 340 | 103 898 | 82 340 |
| **TOTAL LIABILITIES** | | 130 027 | 82 340 | 103 898 | 82 340 |
| **NET ASSETS/(LIABILITIES)** | | 6 641 620 | (1 431) | 6 511 058 | (1 431) |
| **EQUITY** | | | | | |
| Issued Capital | 15 | 5 673 722 | 5 220 | 5 673 722 | 5 220 |
| Reserves | 16 | 1 895 886 | - | 1 894 574 | - |
| Accumulated losses | 17 | (927 988) | (6 651) | (1 057 238) | (6 651) |
| **TOTAL EQUITY** | | 6 641 620 | (1 431) | 6 511 058 | (1 431) |

Notes to the financial statements are included on pages 20 to 56.

MONARO MINING NL AND CONTROLLED ENTITIES

# Statement of recognised income and expense for the financial year ended 30 June 2006

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | Note | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Translation of foreign operations: | | | | | |
| Exchange differences taken to equity | 16 | 1 312 | - | - | - |
| Option reserve increments | 16 | 1 894 574 | - | 1 894 574 | - |
| Share issue costs | | (270 898) | - | (270 898) | - |
| Income tax on items taken directly to or transferred from equity | | - | - | - | - |
| **Net income recognised directly in equity** | | 1 624 988 | - | 1 623 676 | - |
| **(Loss) for the period** | 17 | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **Total recognised income and expense for the period** | | (703 651) | (14 651) | (573 089) | (14 651) |
| Attributable to: | | | | | |
| Equity holders of the parent | | (703 651) | (14 651) | (573 089) | (14 651) |
| Effects of changes in accounting policy: | | | | | |
| Equity holders of the parent | | - | - | - | - |

Notes to the financial statements are included on pages 20 to 56.

MONARO MINING NL AND CONTROLLED ENTITIES

# Cash flow statement
# for the financial year ended 30 June 2006

| | Note | Consolidated 2006 $ | Consolidated 2005 $ | Company 2006 $ | Company 2005 $ |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Receipts from customers | | - | - | - | - |
| Payments to suppliers | | (733 548) | (12 186) | (510 737) | (12 186) |
| Net cash provided by/(used in) operating activities | 26(b) | (733 548) | (12 186) | (510 737) | (12 186) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Interest received | | 103 583 | 47 | 103 583 | 47 |
| Payments for mineral properties | | (10 000) | (40 000) | (10 000) | (40 000) |
| Payments for property, plant and equipment | | (51 987) | - | (12 052) | - |
| Amounts advanced to related parties | | - | - | (361 806) | - |
| Other | | 7 677 | - | - | - |
| Net cash from (used in) investing activities | | 49 273 | (39 953) | (280 275) | (39 953) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Borrowings from related parties | | - | 79 828 | - | 79 828 |
| Proceeds from issue of shares and other equity securities | | 4 077 503 | 5 200 | 4 077 503 | 5 200 |
| Repayment of borrowings | | (77 933) | | (77 933) | |
| Payment for share issue costs | | (319 678) | (19 828) | (319 678) | (19 828) |
| Net cash provided by financing activities | | 3 679 892 | 65 200 | 3 679 892 | 65 200 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 2 995 617 | 13 061 | 2 888 880 | 13 061 |
| Cash and cash equivalents at the beginning of the year | | 21 081 | 8 020 | 21 081 | 8 020 |
| Effects of exchange rate changes on cash and cash equivalents | | (1 324) | - | - | - |
| Cash and cash equivalents at the end of the period | 26(a) | 3 015 374 | 21 081 | 2 909 961 | 21 081 |

Notes to the financial statements are included on pages 20 to 56.

## 1. Summary of significant accounting policies

### Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the Consolidated financial statements and notes of the Consolidated Entity comply with International Financial Reporting Standards ('IFRS'). The Parent Entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 132 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require disclosures to be presented by the Parent Entity where its separate financial statements are presented together with the Consolidated financial statements of the Consolidated Entity.

The financial statements were authorised for issue by the Directors on 1 September 2006.

### Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

*Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS).*

This financial report is the first financial report to be prepared by Monaro Mining NL in accordance with AIFRSs. Financial statements of Monaro Mining NL until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS.

The Entity changed its accounting policies on 1 January 2005 to comply with AIFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies under AGAAP to A-IFRS has affected the Entity's financial position, financial performance and cash flows is discussed in note 28.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 28), the Entity's date of transition, except for the accounting policies in respect of financial instruments. The impact of changes in these accounting policies on 1 January 2005, the date of transition for financial instruments, is discussed further in note 28.

*Historical cost convention*
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities at fair value through profit or loss.

*Critical accounting estimates*
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Entity's accounting policies. The areas involving a higher degree of judgement of complexity, or areas where assumptions and estimates are significant to the financial statements have been disclosed in notes where applicable.

**(a) Borrowings**

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

**1. Summary of significant accounting policies (continued)**

**(b) Borrowing costs**

Borrowing costs are expensed.

**(c) Cash and cash equivalents**

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the Entity's activities.

**(d) Derivative Financial Instruments**

The Entity does not presently hold derivatives.

**(e) Employee benefits**

*General*
Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave, other leave entitlements and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

*Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*Share based payments*

The Entity has applied the requirements of AASB 1 *'First-time adoption of Australian Equivalents to International Financial Reporting Standards'* in respect of equity instruments and share based payments.

*Shares options granted after 7 November 2002 and vested after 1 January 2005*
Equity-settled share-based payments granted after November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at grant the date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity's estimate of shares that will eventually vest.

For cash settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

**1. Summary of significant accounting policies (continued)**

**(f) Investments and other financial assets**

*Financial assets at fair value through profit or loss*
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as such if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

*Held-to-maturity investments*
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Entity's management has the positive intention and ability to hold to maturity.

Bills of exchange are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

*Available-for-sale financial assets*
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs.

Securities held by the Entity are classified as being available-for-sale and are stated at fair value less impairment. Realised and unrealised gains and losses arising from changes in fair value are recognised directly in equity in the available-for-sale revaluation reserve, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in the available-for-sale revaluation reserve is included in profit or loss for the period.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss –measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

*Loans and receivables*
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loan and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

**1. Summary of significant accounting policies (continued)**

**(g) Fair value estimation**

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Entity for similar financial instruments.

**(h) Financial instruments issued by the company**

*Debt and equity instruments*
Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

*Transaction costs on the issue of equity instruments*
Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

*Interest and dividends*
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The Entity does not presently pay dividends.

**(i) Foreign currency translation**

*Functional and presentation currency*
Items included in the financial statements of each Entity are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The financial statements are presented in Australian dollars, which is Monaro Mining NL's functional and presentation currency.

*Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

*Group companies and foreign operations*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

**1. Summary of significant accounting policies (continued)**

**(i) Foreign currency translation (continued)**

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign Entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign Entity and translated at exchange rates prevailing at the reporting date.

**(j) Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

**(k) Acquisition of assets and goodwill**

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

**1. Summary of significant accounting policies (continued)**

**(l) Exploration and evaluation costs**

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 '*Exploration for and Evaluation of Mineral Resources*' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed recoverable amount. Impairment losses are recognised in the income statement.

**(m) Impairment of Assets**

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

**(n) Income tax**

*Current tax*
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

*Deferred tax*
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

**1. Summary of significant accounting policies (continued)**

**(n) Income tax (continued)**

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, and joint ventures except where the Entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/ Entity intends to settle its current tax assets and liabilities on a net basis.

*Current and deferred tax for the period*
Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

**(o) Joint ventures**

*Jointly controlled assets and operations*
Interests in jointly controlled assets and operations are reported in the financial statements by including the Entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

*Jointly controlled entities*
The interest in a joint venture partnership is accounted for in the financial statements using the equity method and is carried at cost by the parent Entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing a joint venture partnership and transactions with the joint venture are eliminated to the extent of the Entity's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

**(p) Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*Entity as lessee*
Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the Entity's general policy on borrowing costs. Refer to note 1(b).

**1. Summary of significant accounting policies (continued)**

**(p) Leases (continued)**

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

*Lease incentives*
In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

**(q) Non-current assets held for sale**

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. The sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

**(r) Payables**

Trade payables and other accounts payable are recognised when the Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

**(s) Principles of consolidation**

The financial statements are prepared by combining the financial statements of all the entities that comprise the Entity, being the company (the parent Entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Monaro Mining NL ("company" or "parent Entity") as at the reporting date and the results of all the subsidiaries for the year then ended. Monaro Mining NL and its subsidiaries together are referred to as the Group or the consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another Entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries which are business combinations by the Group (refer to Note 1(k)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

**1. Summary of significant accounting policies (continued)**

**(t) Property, plant and equipment**

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase which is amortised on a units of production method based on the ratio of actual production to remaining proved reserves as estimated by independent experts, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the Entity will obtain ownership of the asset, the life of the asset.

Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value, as follows:

| | |
|---|---|
| - Motor vehicles | 22.5% |
| - Computer hardware | 40% |
| - Computer software | 40% |
| - Website development | 40% |
| - Office Furniture and Equipment | 20% |
| - Telephones | 30% |
| - Field Equipment | 30% |

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Entity policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

**(u) Provisions**

Provisions are recognised when the Entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

An onerous contract is considered to exist where the Entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

The Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent consultants.

**1. Summary of significant accounting policies (continued)**

**(v) Revenue recognition**

*Sale of mineral products.*
Revenue from the sale of minerals is recognised when the Entity has transferred to the buyer the significant risks and rewards of ownership and can be measured reliably.

*Dividend and interest revenue*
Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

**(w) Share-based payments**

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

**(x) Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

**(y) Trade receivables**

Trade receivables are recognised initially at fair value. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance for doubtful receivables is established when there is objective evidence that the Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement of the allowance is recognised in the income statement.

**(z) Earnings per share**

*Basic earnings per share*
Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

## 2. Loss from operations

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2006<br>$ | 2005<br>$ |
| **(a) Revenue**<br>Revenue from operations consisted of the following items: | | | | |
| Interest Revenue:<br>Interest received or due and receivable: | | | | |
| Bank Deposits | 109 931 | 47 | 109 931 | 47 |
| Other | 2 356 | | | |
| | 112 287 | 47 | 109 931 | 47 |
| **(b) Loss before income tax**<br>Loss before income tax has been arrived at after crediting/(charging) the following gains and losses from continuing operations: | | | | |
| Net foreign exchange gains/(losses) | (541) | - | - | - |
| Exploration costs expensed | (253 198) | (13 375) | (233 544) | (13 375) |
| Depreciation of non-current assets | (6 528) | - | (3 246) | - |
| Employee Benefit Expense:<br>- Post employment benefits:<br>Defined Contribution Plans | (13 275) | - | (13 275) | - |
| Share-based payments:<br>Equity settled share-based payments | (192 080) | - | (192 080) | |
| Other employee benefits | (7 652) | - | - | - |

## 3. Income Taxes

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2006<br>$ | 2005<br>$ |
| **(a) Income tax recognised in profit or loss** | | | | |
| **Tax expense/(income) comprises:** | | | | |
| Current tax expense/(income) | (276 401) | (4 395) | (315 176) | (4 395) |
| Deferred tax expense/(income) relating to the origination and reversal of temporary differences | 276 401 | 4 395 | 315 176 | 4 395 |
| Benefit arising from previously unrecognised tax losses, tax credits or temporary differences of a prior period that is used to reduce: | | | | |
| - current tax expense | - | - | - | - |
| - deferred tax expense | - | - | - | - |
| Total tax expense/(income) * | | | | |
| * All attributable to continuing operations | - | - | - | - |
| The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows: | | | | |
| Loss from operations | (921 337) | (14 651) | (1 050 587) | (14 651) |
| Income tax expense (income) calculated at ** | (276 401) | (4 395) | (315 176) | (4 395) |
| Non-deductible expenses | 58 029 | - | 58 029 | - |
| Unused tax losses and tax offsets not recognised as deferred tax assets | 218 372 | 4 395 | 257 147 | 4 395 |
| Previously unrecognised and unused tax losses and tax offsets now recognised as deferred tax assets | - | - | - | - |
| (Over)/under provision of income tax in previous year | - | - | - | - |
| | - | - | - | - |

**The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period. Adjustment has been made for the impact of the Kyrgyz income tax rate which is 20% for the purpose of this disclosure note with respect to the operations of the Consolidated Entity

**(b) Income tax recognised directly in equity**

| | Consolidated 2006 | Consolidated 2005 | Company 2006 | Company 2005 |
|---|---|---|---|---|
| There were no current and deferred amounts charged directly to equity during the period: | - | - | - | - |

MONARO MINING NL AND CONTROLLED ENTITIES
Notes to the financial statements
30 June 2006

### 3. Income taxes (continued)

**(c) Deferred Tax Assets**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| On Income Tax Account | | | | |
| Carry forward tax losses | 334 817 | 4 395 | 284 602 | 4 395 |
| Total | 334 817 | 4 395 | 284 602 | 4 395 |

**(d) Deferred Tax Liabilities (at 30%)**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Other | 1 904 | - | 1 904 | - |
| Total | 1 904 | - | 1 904 | - |

The above deferred tax assets have not been brought to account as assets.

The carried forward tax losses used in the determination of the deferred tax asset calculation are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Tax losses in Australia (net) | (949 117) | (14 651) | (948 676) | (14 651) |
| Tax losses in the Kyrgyz Republic (net) | (250 413) | - | - | - |
| Total | (1 199 530) | (14 651) | (948 676) | (14 651) |

For the purposes of determining deferred tax asset calculations the tax rate used for the Australian parent and subsidiary is 30%. The corporate tax rate for the Kyrgyz Republic is 20%.

**Tax consolidation**

**Relevance of tax consolidation to the Consolidated Entity**

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2006 and are therefore taxed as a single entity from that date. The head Entity within the tax-Consolidated Group is Monaro Mining NL. The members of the tax-consolidated group are identified at note 21. A decision to consolidate for tax purposes has not yet been formally notified to the Australian Taxation Office.

## 4. Key management personnel compensation

### (a) Details of key management personnel

The key management personnel of the Consolidated Entity during the year were:

- WR Grigor (Non-Executive Chairman)
- Mart Rampe (Executive Director)
- MJ Evans (Non-Executive Director)
- JA Atling (Administration Manager Australia)
- SJ McRobbie (Manager Kyrgyz)

### (b) Key management personnel compensation policy

The Entity does not have a remuneration committee however the remuneration of key management personnel is dealt with at full Board level. The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman. As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

### (c) Key management personnel compensation

The aggregate compensation of the key management personnel of the Consolidated Entity and the company is set out below:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2006<br>$ | 2005<br>$ |
| Short-term employee benefits | 461 230 | - | 362 890 | - |
| Post employment benefits | 13 275 | - | 13 275 | - |
| Other long-term benefits | - | - | - | - |
| Termination benefits | - | - | - | - |
| Share-based payment | 192 080 | - | 192 080 | - |
| Total | 666 585 | - | 568 245 | - |

2006

| Name | Short-term employee benefits | | Post-employment | Other long-term employee benefits | Termination benefits | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| | Salary and Fees<br>$ | Other<br>$ | Super<br>$ | $ | $ | Options (e)<br>$ | $ |
| WR Grigor | 30 000 | 108 690 | 2 700 | - | - | - | 141 390 |
| M Rampe | 99 200 | 27 500 | 1 800 | - | - | - | 128 500 |
| MJ Evans | 20 000 | 25 000 | 4 050 | - | - | - | 49 050 |
| JA Atling | 52 500 | - | 4 725 | - | - | 54 880 | 112 105 |
| SJ McRobbie | 90 688 | 7 652 | - | - | - | 137 200 | 235 540 |
| Total | 292 388 | 168 842 | 13 275 | - | - | 192 080 | 666 585 |

**4. Key Management personnel compensation (continued)**

2005

| Name | Short-term employee benefits | | Post employment | Other long-term employee benefits | Termination benefits | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| | Salary/ Fee $ | Other Benefits $ | Super $ | | $ | Options (e) $ | $ |
| WR Grigor | - | - | - | - | - | - | - |
| M Rampe | - | - | - | - | - | - | - |
| MJ Evans | - | - | - | - | - | - | - |
| JA Atling | - | - | - | - | - | - | - |
| SJ McRobbie | - | - | - | - | - | - | - |
| Total | - | - | - | - | - | - | - |

**(d) Contracts for services of key management personnel**

There are written contracts between the Messrs Rampe and McRobbie and the Consolidated Entity.

Rampe: By an agreement dated 1 April 2005 the Company engaged the services of Harvest Exploration Pty Ltd ("Harvest") (a company connected with Mr Mart Rampe) to provide consulting geological and management services to the Company for a period of 24 months commencing on the date the Company was listed on the ASX (15 September 2005).

Either party may terminate the agreement at any time, on reasonable notice, with reasonable termination payments, to be negotiated in good faith, taking into account length of service and performance.

Under the terms of the Agreement, Harvest is required to provide the services of Mr Mart Rampe for 120 hours per month to be dedicated to the affairs of the Company.

Under the Agreement, the Company is to pay to Harvest a minimum of $8,000 plus GST per month which amount covers the hourly services of Mr Mart Rampe.

Under the Agreement the Company is to pay for office costs in connection with the consulting services by Harvest including costs of separate phone and fax and broadband and vehicle mileage. Should other employees of Harvest be required from time to time to perform services for the Company then, subject to Board approval, their services will be charged to the Company at agreed rates.

Under the Agreement the Company is to provide directors liability insurance (ie for Mr Rampe who is a director of the Company) and public liability insurance. At the date of this report, such insurance had not been arranged.

McRobbie: By an agreement dated 1 December 2005 the Company engaged the services of Steven McRobbie ("McRobbie") to serve as Operations manager in Kyrgystan for a period of 12 months at the rate of US$12,000 per calendar month. Under the Agreement the Company is to reimburse McRobbie for costs incurred in the proper performance of his duties and to provide an appropriate standard of accommodation.

The contract may be terminated by either party giving not less than 2 months notice.

Under the Agreement the Company is to provide insurance coverage in relation to travel and medical evacuation if required.

## 4. Key Management personnel compensation (continued)

### (e) Incentive Options Granted as Remuneration

Details of incentive options granted during 2006 are shown in the table below:

| Name | Vested No. | Granted No. | Grant date | Fair value at grant date $ | Expiry date | Exercise price $ | Fair value received $ |
|---|---|---|---|---|---|---|---|
| WR Grigor | - | - | - | - | - | - | - |
| M Rampe | - | - | - | - | - | - | - |
| MJ Evans | - | - | - | - | - | - | - |
| JA Atling | 100 000 | 100 000 | 19 April 2006 | 54 880 | 19 April 2011 | $1.07 | 54 880 |
| SJ McRobbie | 250 000 | 250 000 | 19 April 2006 | 137 200 | 19 April 2011 | $1.07 | 137 200 |

No incentive options were granted during the previous financial year.

These forgoing options were granted to executives pursuant to an Incentive Option Scheme approved by shareholders at a General Meeting held on 11 January 2006. Option valuation amounts shown above have been calculated using the Binomial Tree Option Calculator with regard to and in accordance with ASIC guidance.

These options carry no voting rights and no rights to dividends.

The model assumes an option life of five years, volatility of 67% and interest risk free rate of 5.75% discounted by 20% as the securities are not listed. Although a value is ascribed and included in total compensation, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price of $1.07. On the date of grant of the options the ordinary shares were trading at $1.15.

## 5. Executive share option

(a) Executive share options

An Incentive Option Scheme was approved by shareholders at a General Meeting held on 11 January 2006 pursuant to which, certain share options have been granted to executives. Each option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised on expiry of six months from the date the Option is granted and ending on its Expiry Date except to the extent that any terms and conditions imposed in relation to any Options granted by the Board at or prior to the time of grant state otherwise.

(b) The following table reconciles the outstanding share options granted to key management at the beginning and end of the financial year:

| Executive share options | 2006 No: | 2005 No: |
|---|---|---|
| Balance at beginning of the financial year | - | - |
| Granted during the financial year (i) | 350 000 | - |
| Exercised during the financial year (ii) | - | - |
| Lapsed during the financial year (iii) | - | - |
| Balance at the end of the financial year (iv) | 350 000 | - |

(i) Granted during the financial year

Details of incentive options granted as remuneration during the 2006 financial year are included in the table below. No options were granted during the previous financial period.

| 2006 Options - Series | No | Grant Date | Expiry/exercise date | Exercise Price $ | Fair Value At grant date $ | Fair Value Received $ |
|---|---|---|---|---|---|---|
| Issued 19 April 2006 | 350 000 | 19 April 2006 | 19 April 2011 | $1.07 | 192 080 | 192 080 |

(ii) Options exercised during the financial year.

There were no incentive share options exercised during the 2006 or 2005 financial year by executives or Directors.

(iii) Lapsed options

There were no incentive share options which lapsed during the 2006 or 2005 financial year.

(iv) The incentive share options outstanding at the end of the financial year had an exercise price of $1.07 and a remaining contractual life of 4 years and 293 days.

In accordance with the terms of the Incentive Option Scheme, options issued during the year ended 30 June 2006 vest at the date of their issue. The financial impact in respect of these options has been recognised as an expense and for the purposes of determining key management compensation in respect of that financial year as disclosed in note 4. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exercised and the proceeds received allocated to share capital.

In accordance with the terms of the Incentive Option Scheme, options may be exercised on expiry of six months from the date the Option is granted and ending on its Expiry Date except to the extent that any terms and conditions imposed in relation to any Options granted by the Board at or prior to the time of grant state otherwise.

Consideration received on the exercise of incentive options is recognised in contributed equity. During the financial year $nil (2005: $nil) was recognised in contributed equity arising from the exercise of incentive options.

## 6. Remuneration of auditors

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Auditor of the Parent Entity | 15 030 | - | 15 030 | - |
| Audit or review of the financial report | 385 | - | 385 | - |
| Taxation services | - | - | - | - |
| | **15 415** | - | **15 415** | - |
| Other Auditors | - | - | - | - |
| Auditing the financial report | 2 450 | - | 2 450 | - |
| Non audit services | - | - | - | - |
| **Total** | **17 865** | - | **17 865** | - |

The auditor of the Consolidated Entity is Stantons International.

## 7. Receivables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Other receivables | 18 995 | - | 18 995 | - |
| **Total** | **18 995** | - | **18 995** | - |

## 8. Other current assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Prepayments | 3 633 | 19 828 | - | 19 828 |
| **Total** | **3 633** | **19 828** | - | **19 828** |

## 9. Non current Receivables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Unsecured loans to controlled entities | - | - | 369 968 | - |
| Allowance for doubtful debts | - | - | (369 968) | - |
| **Total** | - | - | - | - |

## 10. Other non current financial assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Security Deposits NSW Government | 50 000 | 40 000 | 50 000 | 40 000 |
| Shares in unlisted controlled entities at fair value | - | - | 3 627 194 | - |
| **Total** | **50 000** | **40 000** | **3 677 194** | **40 000** |

MONARO MINING NL AND CONTROLLED ENTITIES
Notes to the financial statements
30 June 2006

## 11. Property, Plant and Equipment

| | Consolidated | | | Monaro Mining NL | | |
|---|---|---|---|---|---|---|
| | Plant and Equipment | Equipment under finance lease | TOTAL | Plant and Equipment | Equipment under finance lease | TOTAL |
| **Gross Carrying Amount** | $ | $ | $ | $ | $ | $ |
| Balance at 1 July 2004 | - | - | - | - | - | - |
| Additions | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - | - | - |
| **Balance at 1 July 2005** | - | - | - | - | - | - |
| Additions | 51 372 | - | 51 372 | 12 052 | - | 12 052 |
| Disposals | - | - | - | - | - | - |
| Impairment | (50) | - | (50) | - | - | - |
| Net foreign currency exchange differences | (254) | - | (254) | - | - | - |
| **Balance at 30 June 2006** | 51 068 | - | 51 068 | 12 052 | - | 12 052 |
| **Accumulated Depreciation /amortisation and impairment** | | | | | | |
| Balance at 1 July 2004 | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Depreciation expense | - | - | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - | - | - |
| **Balance at 1 July 2005** | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Depreciation expense | 6 528 | - | 6 528 | 3 246 | - | 3 246 |
| Net foreign currency exchange differences | (21) | - | (21) | - | - | - |
| **30 June 2006** | 6 507 | - | 6 507 | 3 246 | - | 3 246 |
| **NET BOOK VALUE** | | | | | | |
| 30 June 2005 | - | - | - | - | - | - |
| 30 June 2006 | 44 561 | - | 44 561 | 8 806 | - | 8 806 |

Aggregate depreciation allocated, whether recognised as an expense, or capitalised as part of the carrying amount of other assets during the year.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2006<br>$ | 2005<br>$ |
| Plant and equipment | 6 528 | - | 3 246 | - |

## 12. Mineral Properties

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **Non-producing properties** | | | | |
| Exploration and evaluation expenditure: | | | | |
| Intangible | | | | |
| Balance at 1 July | - | - | - | - |
| Additions | 3 639 084 | - | - | - |
| Impairment losses | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - |
| Balance at 30 June | 3 639 084 | | | |

(a) The ultimate recoupment of balances carried forward in relation to areas of interest still in the exploration or valuation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

## 13. Current payables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Trade payables | 75 980 | 4 373 | 75 980 | 4 373 |
| Other (Accruals) | 54 047 | - | 27 918 | - |
| | 130 027 | 4 373 | 103 898 | 4 373 |

## 14. Current borrowings

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Unsecured Loans | - | 77 967 | - | 77 967 |
| | - | 77 967 | - | 77 967 |

## 15. Issued Capital

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2006<br>$ | 2005<br>$ |
| 19,700,100 fully paid ordinary shares (2005: 100) | 5 939 420 | 20 | 5 939 420 | 20 |
| 5,200,000 partly paid ordinary shares (2005: 5,200,000) | 5 200 | 5 200 | 5 200 | 5 200 |
| Share issue expenses | (270 898) | - | (270 898) | - |
| | 5 673 722 | 5 220 | 5 673 722 | 5 220 |

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value.

| | Consolidated and Company | | | |
|---|---|---|---|---|
| | 2006<br>Number | 2006<br>$ | 2005<br>Number | 2005<br>$ |
| **Fully paid ordinary shares** | | | | |
| Balance at beginning of financial year | 100 | 20 | 100 | 20 |
| Transfer from option reserve account | - | 323 400 | - | - |
| Shares allotted during the year | 19 700 000 | 5 616 000 | - | - |
| Share issue costs | - | (270 898) | - | - |
| Ordinary fully paid shares at end of year | 19 700 100 | 5 668 522 | 100 | 20 |

Fully paid ordinary shares carry one vote per share and carry the right to dividends. Partly paid ordinary shares entitle the holder to vote, participate in dividends and proceeds on a winding up in proportion to the number of and amounts paid on the shares held.

**Share Issue**

During the financial year the Company issued the following:

(1) Initial Public Offering

15,000,000 shares were issued at 20 cents per share in the IPO prior to listing on the ASX raising $3,000,000 before issue expenses to provide working capital for the Company. Costs associated with the capital raising amounted to $270,898.

(2) Acquisition of Carbeck Pty Ltd

3,500,000 shares were issued as part of the Carbeck Pty Ltd settlement at a deemed value of 57.6 cents per share. An amount of $2,016,000 was allocated to Carbeck Pty Ltd.

(3) Additional Share Options

3,000,000 Unlisted Options were issued as part of the Carbeck Pty Ltd settlement at a deemed value of 27.1 cents each convertible to shares on payment of 40 cents per share between the issue date and 30 June 2007. An amount of $813,000 was allocated to Carbeck Pty Ltd.

3,000,000 Unlisted Options were issued as part of the Carbeck Pty Ltd settlement at a deemed value of 26.8 cents each convertible to shares on payment of 60 cents per share between the issue date and 31 December 2008. An amount of $804,000 was allocated to Carbeck Pty Ltd.

- An allotment of 350,000 Employee Incentive Options exercisable at $1.07 cents expiring on 19 April 2011 was made on 19 April 2006.

**15. Issued Capital (Continued)**

- An allotment of 4,775,025 listed options at 10 cents per option exercisable at $1.20 expiring on 31 July 2007 raising $477,502 for working capital before costs was made. Costs associated with the capital raising amounted to $93,608.
- An allotment of 250,000 listed options at a deemed value of 10 cents per option exercisable at $1.20 expiring on 31 July 2007 was issued to the underwriter. An amount of $25,000 was allocated to share issue expenses.
- During the period 600,000 30 June 2007 options were converted to ordinary shares at an exercise price of 40 cents raising $240,000.
- During the period 600,000 31 December 2008 options were converted to ordinary shares at an exercise price of 60 cents raising $360,000.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 Number | 2006 $ | 2005 Number | 2005 $ |
| **Partly paid ordinary shares** | | | | |
| Balance at beginning of financial year | 5 200 000 | 5 200 | 5 200 000 | 5 200 |
| Movements | - | - | - | - |
| Balance at end of financial year | 5 200 000 | 5 200 | 5 200 000 | 5 200 |

Partly paid ordinary shares carry one vote per share and carry the right to dividends. These shares are paid to 0.1 cents each. The balance of 19.9 cents payable on each of these shares has been called and is payable on or before 31 May 2010.

## 16. Reserves

**Summary**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Option reserve – listed | 408 894 | - | 408 894 | - |
| Option reserve - unlisted | 1 293 600 | - | 1 293 600 | - |
| Employee equity-settled benefits | 192 080 | - | 192 080 | - |
| Total Option reserve | 1 894 574 | - | 1 894 574 | - |
| Foreign currency translation | 1 312 | - | - | - |
| | 1 895 886 | - | 1 894 574 | - |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| (i) Option reserve – listed | | | | |
| - opening balance | - | - | - | - |
| - options allotted | 502 502 | - | 502 502 | - |
| - options converted | - | - | - | - |
| Option issue costs | (93 608) | | (93 608) | |
| - balance at end of year | 408 894 | - | 408 894 | - |
| (ii) Option reserve – unlisted | | | | |
| - opening balance | - | - | - | - |
| - options allotted | 1 617 000 | - | 1 617 000 | - |
| - options converted | (323 400) | - | (323 400) | - |
| - balance at end of year | 1 293 600 | - | 1 293 600 | - |
| (iii) Employee equity-settled benefits reserve | | | | |
| - balance at beginning of financial year | - | - | - | - |
| - share-based payment | 192 080 | - | 192 080 | - |
| - transfer to share capital | - | - | - | - |
| - balance at end of financial year | 192 080 | - | 192 080 | - |

The employee equity-settled benefits reserve arises on the grant of share options to executives under the executive share option plan. Amounts are transferred out of the reserve and into issued capital when the options are exercised. Further information about share-based payments to employees is made in note 4 to the financial statements.

| | Consolidated 2006 $ | Consolidated 2005 $ | Company 2006 $ | Company 2005 $ |
|---|---|---|---|---|
| (iv) Foreign currency translation reserve | | | | |
| - balance at beginning of year | - | - | - | - |
| - deficit on translation of overseas controlled Entity | 1 312 | - | - | - |
| | 1 312 | - | - | - |

## 17. Accumulated Losses

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Balance at beginning of financial year | (6 651) | - | (6 651) | - |
| Loss attributable to members of the Parent entity | (921 337) | (14 651) | (1 050 587) | (14 651) |
| Cancellation of Capital | - | 8 000 | - | 8 000 |
| Balance at end of financial year | (927 988) | (6 651) | (1 057 238) | (6 651) |

## 18. Earnings Per Share

| | 2006 Cents per share | 2005 Cents per share |
|---|---|---|
| **Basic earnings per share (loss)** | (4.8) | (146) |
| **Diluted earnings per share (loss)** | (4.8) | (146) |
| **Basic Earnings per Share** | | |
| The earnings and weighted average number of ordinary shares used in the calculation of the basic earnings per share are as follows: | 19 003 388 | 100 |
| | **2006 $** | **2005 $** |
| Earnings (a) | (921 337) | (14 651) |
| | **Number** | **Number** |
| Weighted average number of ordinary shares for the purposes of basic earnings per share (b) | 19 003 388 | 100 |
| | **$** | **$** |
| (a) Earnings used in the calculation of basic earnings per share is net profit (loss) from ordinary activities after related income tax expense | (921 337) | (14 651) |
| (b)The employee options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below) | | |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 18. Earnings Per Share (continued)

**Diluted Earnings per Share**
The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows:

| | | |
|---|---|---|
| Earnings (a) | (921 337) | (14 651) |
| | **Number** | **Number** |
| Weighted average number of ordinary shares for the purposes of diluted earnings per share (b) and (c) | 19 003 388 | 100 |
| | **$** | **$** |
| (a) Earnings used in the calculation of basic earnings per share reconciles to net profit(loss) in the income statement as follows:<br>Net profit (loss) after related income tax expense | (921 337) | (14 651) |
| (b)The weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows: | | |
| | **Number** | **Number** |
| Weighted average number of ordinary shares used in the calculation of basic EPS | 19 003 388 | 100 |
| Weighted average number of ordinary shares and potential ordinary shares used in the calculation of the diluted EPS | 19 003 388 | 100 |
| The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary share used in the calculation of diluted EPS | | |
| $1.20 July 2007 listed options (MROO) | | |
| $0.40 June 2007 unlisted options | | |
| $0.60 Dec 2008 unlisted options | | |
| $1.07 Apr 2011 unlisted options | | |

## 19. Commitments for expenditure

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Mineral Properties | | | | |
| Not longer than 1 year | 620 781 | 226 500 | 314 027 | 226 500 |
| Longer than 1 year and not longer than 5 years | 723 132 | 496 632 | 723 132 | 496 632 |
| Longer than 5 years | - | - | - | - |
| | 1 343 913 | 723 132 | 1 037 159 | 723 132 |

The exploration commitments reflect the minimum expenditure to meet the conditions under which the properties are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, joint venture or relinquishment of the interests and may vary depending upon the results of exploration. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

## 20. Contingent liabilities and contingent assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **Contingent liabilities** | 32 300 | | 32 300 | |
| **Contingent assets** | - | - | - | - |

Details of service contracts with executives are set out in Note 4(d). In the event that service contracts are terminated early then the Company may become liable for payments in lieu of notice. In relation to the McRobbie contract this comprises 2 months or approximately $32,300. In the case of the Rampe contract this amount is not presently quantifiable. There are no other contingent liabilities arising from service contracts with executives.

Pursuant to an Agreement to acquire uranium and gold exploration licences in the Kyrgyz Republic settled on 30 January 2006 a further 2,000,000 fully paid ordinary shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects. The Company applied for and was granted a waiver from Listing Rule 7.3.2 as the shares would not be issued within three months of the General Meeting of Shareholders but will be issued no later than 36 months after the date of the meeting.

## 21. Subsidiaries

| Name of Entity | Country of incorporation | Ownership interest 2006 % | Ownership interest 2005 % |
|---|---|---|---|
| **Parent Entity** | | | |
| Monaro Mining NL (i) | Australia | | |
| **Subsidiaries** | | | |
| Carbeck Pty Ltd | Australia | 100 | - |
| Zona Noblus LLC | Kyrgyz | 100 | - |

(i) Monaro Mining NL is the Head Entity within the tax Consolidated Group.

The income statement and balance sheet of subsidiary, Carbeck Pty Ltd, as at date of acquisition.

| Carbeck Pty Ltd | 2006 $ |
|---|---|
| General and administrative | - |
| Other | - |
| **(Loss) before income tax** | - |
| Income tax expense | - |
| (Loss) from continuing operations | - |
| **(Loss) for the period** | - |
| **(Loss) attributable to members** | - |
| **CURRENT ASSETS** | |
| Cash and cash equivalents | 8 |
| **Total Current Assets** | 8 |
| **NON CURRENT ASSETS** | |
| Receivables | 10 940 |
| Other Non Current Assets | 2 |
| **Total Non-Current Assets** | 10 942 |
| **TOTAL ASSETS** | 10 950 |
| **NON CURRENT LIABILITIES** | |
| Payables | 13 146 |
| **Total Non Current Liabilities** | 13 146 |
| **TOTAL LIABILITIES** | 13 146 |
| **NET ASSETS/(LIABILITIES)** | (2 196) |
| **EQUITY** | |
| Contributed equity | 10 |
| Accumulated losses | (2 206) |
| **TOTAL EQUITY** | (2 196) |

## 22. Segment Information

During the year the Consolidated Entity operated predominantly in one business segment that consisted of mineral exploration. Geographically, the group operates in Australia and Kyrgyz. Offices are maintained in Australia and in Kyrgyz where operations comprise the operations of Zona Noblus. Segment accounting policies are the same as the Consolidated Entity's policies described in Note 1. Segment results are classified in accordance with their use within geographic segments regardless of legal Entity ownership.

| 2006 | Australia $ | Kyrgyz $ | Total $ |
|---|---|---|---|
| **Revenue** | | | |
| Other revenue | 109 931 | - | 109 931 |
| Total of all segments | 109 931 | - | 109 931 |
| Eliminations | | | - |
| Unallocated | | | 2 356 |
| Consolidated | | | 112 287 |
| Segment Assets | 6 625 906 | 144 793 | 6 770 699 |
| Eliminations | | | 948 |
| Consolidated | | | 6 771 647 |
| Segment Liabilities | 117 044 | 393 749 | 510 793 |
| Eliminations | | | (380 766) |
| Consolidated | | | 130 027 |
| **Other Segment Information** | | | |
| Acquisition of segment assets | 3 661 136 | 39 016 | 3 700 152 |
| Impairment losses | - | - | - |
| Depreciation and amortization of segment assets | 3 246 | 3 282 | 6 528 |
| Significant other non cash expenses | - | - | - |
| Significant revenues or expenses | - | - | - |

| 2005 | Australia $' | Kyrgyz $' | Total $ |
|---|---|---|---|
| **Revenue** | | | |
| Consolidated (all segments) | | | - |
| Segment Assets | 80 909 | - | 80 909 |
| Consolidated | | | 80 909 |
| Segment Liabilities | 82 340 | - | 82 340 |
| Consolidated | | | 82 340 |
| **Other Segment Information** | | | |
| Acquisition of segment assets | 40 000 | - | 40 000 |
| Impairment losses | | | - |
| Depreciation and amortization of segment assets | | | - |
| Significant other non cash expenses | | | - |
| Significant revenues or expenses | | | - |

**23. Acquisition of business**

| 2006<br>Name of business acquired | Principal activity | Date of acquisition | Proportion of shares acquired (%) | Cost of acquisition $ |
|---|---|---|---|---|
| Carbeck Pty Ltd | Mineral Exploration | 30 January 2006 | 100 | $3 633 000 |

The cost of acquisition of all of the Carbeck Shares, Carbeck Options and Loans comprised:-

- 3,500,000 fully paid ordinary Monaro shares at a deemed value of 57.6 cents per share. Total amount of $2,016,000.
- A further 2,000,000 fully paid ordinary Monaro shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects (as disclosed in Note 20).
- 3,000,000 unlisted Monaro options at a deemed value of 26.8 cents each convertible to shares on payment of 60 cents each on or before 31 December 2008. Total amount of $804,000.
- 3,000,000 unlisted Monaro options at a deemed value of 27.1 cents each convertible to shares on payment of 40 cents each on or before 30 June 2007. Total amount of $813,000.

The consolidated entity has paid a premium for the acquiree as it believes the acquisition will introduce additional synergies to its existing operations.

| | Carbeck Pty Ltd | | |
|---|---|---|---|
| Net asset acquired | Book value<br>$ | Fair value adjustment<br>$ | Fair value on acquisition<br>$ |
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | 8 | - | 8 |
| **Total current assets** | 8 | - | 8 |
| | | | |
| **NON-CURRENT ASSETS** | | | |
| Receivables | 10 940 | - | 10 940 |
| Other non-current assets | 2 | - | 2 |
| **Total non-current assets** | 10 942 | - | 10 942 |
| | | | |
| **TOTAL ASSETS** | 10 950 | - | 10 950 |
| | | | |
| **NON CURRENT LIABILITIES** | | | |
| Payables | 13 146 | - | 13 146 |
| **Total non-current liabilities** | 13 146 | - | 13 146 |
| | | | |
| **TOTAL LIABILITIES** | 13 146 | - | 13 146 |
| | | | |
| **NET ASSETS/(LIABILITIES)** | (2 196) | - | (2 196) |
| | | | |
| **EQUITY** | | | |
| Contributed equity | 10 | - | 10 |
| Accumulated losses | (2 206) | - | (2 206) |
| **TOTAL EQUITY** | (2 196) | - | (2 196) |

## 24. Related Party Disclosures

### (a) Equity Interests in related parties

**Equity interests in subsidiaries**
Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 21 to the financial statements.

**Equity Interests in associates and joint ventures**
Nil.

### (b) Key Management Personnel compensation

Details of key management personnel compensation are disclosed in note 4 to the financial statements.

### (c) Key Management Personnel equity holdings

**Fully Paid Ordinary Shares**

| 2006 | Balance 30/6/05 | Received on Exercise of Options | Net Other Change | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 100 | - | 1 285 000 | 1 285 100 | 1 285 080 |
| M Rampe | - | - | 40 000 | 40 000 | 40 000 |
| MJ Evans | - | - | 50 000 | 50 000 | 50 000 |
| **Executives** | | | | | |
| JA Atling | - | - | 29 000 | 29 000 | 29 000 |
| SJ McRobbie | - | - | - | - | - |

**Fully Paid Ordinary Shares**

| 2005 | Balance 30/6/04 | Received on Exercise of Options | Net Other Change | Balance 30/6/05 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 100 | - | - | 100 | 100 |
| M Rampe | - | - | - | - | - |
| MJ Evans | - | - | - | - | - |
| **Executives** | | | | | |
| JA Atling | - | - | - | - | - |
| SJ McRobbie | - | - | - | - | - |

Net other changes comprise shares purchased and sold.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 24. Related Party Disclosures (continued)

### Partly Paid Ordinary Shares

| 2006 | Balance 30/6/05 | Received on Exercise of Options | Net Other Change | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 2 000 000 | - | - | 2 000 000 | 2 000 000 |
| M Rampe | 1 500 000 | - | - | 1 500 000 | - |
| MJ Evans | 1 500 000 | - | - | 1 500 000 | 1 500 000 |
| **Executives** | | | | | |
| JA Atling | 100 000 | - | - | 100 000 | - |
| SJ McRobbie | - | - | - | - | - |

### Partly Paid Ordinary Shares

| 2005 | Balance 30/6/04 | Received on Exercise of Options | Net Other Change | Balance 30/6/05 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 5 000 000 | - | (3 000 000) | 2 000 000 | 2 000 000 |
| M Rampe | - | - | 1 500 000 | 1 500 000 | - |
| MJ Evans | - | - | 1 500 000 | 1 500 000 | 1 500 000 |
| **Executives** | | | | | |
| JA Atling | - | - | 100 000 | 100 000 | - |
| SJ McRobbie | - | - | - | - | - |

Net other changes comprise shares purchased and sold.

### Options Expiring 31 July 2007

| 2006 | Balance 30/6/05 | Net Other Change | Options converted | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | - | 321 270 | - | 321 270 | 321 270 |
| M Rampe | - | 10 000 | - | 10 000 | 10 000 |
| MJ Evans | - | 12 500 | - | 12 500 | 12 500 |
| **Executives** | | | | | |
| JA Atling | - | 6 250 | - | 6 250 | 6 250 |
| SJ McRobbie | - | - | - | - | - |

Net other charges comprise options purchased.

## 24. Related Party Disclosures (continued)

### Executive Share Options

Details of executive share options have been disclosed at note 5 to the financial statements.

### (d) Transactions with the Directors of the Consolidated Entity

Fees of $108,690 were paid to Far East Capital Limited in which Mr Grigor has an interest, as underwriting fees in connection with the initial public offer capital raising.

Fees of $27,500 were paid to Harvest Exploration Pty Ltd in which Mr Rampe has an interest, for fee based work performed in connection with the initial public offer capital raising.

Fees of $27,250 were paid to Tevlo Pty Ltd in which Mr Evans has an interest, for work performed in connection with the initial public offer capital raising.

### (e) Controlling Entity

The Parent Entity in the Consolidated Entity is Monaro Mining NL. Both the ultimate Parent Entity and the ultimate Australian Entity in the wholly owned group is Monaro Mining NL.

### (f) Transactions with other related parties

By an agreement dated 29 April 2005, the Parent Entity contracted with First Australian Resources Ltd ("FAR") to share for a period of two years the administrative office premises and facilities presently operated by the Parent Entity in West Perth. Under the Agreement, First Australian Resources Ltd will be responsible for payment of half the fixed costs of the premises such as rent and outgoings together with certain other costs divided on a fair and reasonable apportionment basis depending on the extent to which the costs are for the benefit of each Company. Where apportionment is not practicable, the costs will be shared equally.

During the financial year, the Consolidated Entity incurred costs of $22,022 in respect of the forgoing agreement. First Australian Resources Limited is a publicly listed Entity in which Mr. Michael Evans and Mr. Warwick Grigor hold Directorships and shares.

## 25. Subsequent Events

On 21 August 2006, the Company announced an agreement had been entered into with Ironbark Gold Limited (Ironbark) over the Captains Flat Exploration Licence whereby Ironbark is entitled to earn up to a 75 percent interest by meeting certain obligations including expenditure obligations to keep the licence in good standing for at least two years. Under the agreement Ironbark paid the company a non refundable deposit of $50,000. The impact of this transaction has not been recognised in the Financial Report.

Subsequent to the financial year end, the Directors are not aware of any other matters or circumstances at the date of this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

## 26. Notes to the cash flow statement

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **(a) Reconciliation of cash and cash equivalents** | | | | |
| For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows: | | | | |
| Cash and cash equivalents | 3 015 374 | 21 081 | 2 909 961 | 21 081 |
| **(b) Reconciliation of profit (loss) for the period to net cash flows from operating activities** | | | | |
| Profit/(loss) for the period | (921 337) | (14 651) | (1 050 587) | (14 651) |
| (Gain) on sale or disposal of non-current assets | | | | |
| Depreciation and amortisation of non-current assets | 6 528 | - | 3 246 | - |
| Foreign exchange (gain)/loss - net | (6 581) | - | - | - |
| Foreign exchange (gain)/loss on working capital | (3 646) | - | - | - |
| Equity settled share-based payment | 192 080 | - | 192 080 | - |
| Interest income received | (103 583) | (47) | (103 583) | (47) |
| Write down of intercompany receivable | - | - | 367 612 | - |
| Expenditure not capitalised | - | (1 861) | - | (1 861) |
| Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses: | | | | |
| (Increase)/decrease in assets: | | | | |
| Current receivables | (18 995) | - | (18 995) | - |
| Other current assets | (3 633) | - | - | - |
| Increase/(decrease) in liabilities: | | | | |
| Current payables | 125 619 | 4 373 | 99 490 | 4 373 |
| Net cash from operating activities | (733 548) | (12 186) | (510 737) | (12 186) |

**(c) Non-cash financing and investing activities**

During the financial year, the Consolidated Entity paid for consulting services by way of equity instruments of the Company. As disclosed in note 15, a total of 250,000 options were issued to consultants for services rendered at an aggregate deemed value of $25,000. This expense is not reflected in the cash flow statement.

During the financial year, the Consolidated Entity acquired Carbeck Pty Ltd details of which are disclosed in Note 23.

| | Consolidated 2006 | Consolidated 2005 | Company 2006 | Company 2005 |
|---|---|---|---|---|
| **(d) Financing facilities** | - | - | - | - |

**(e) Cash balances not available for use**

There are no restrictions on cash balances at the reporting date

## 27. Financial Instruments

### (a) Financial risk management objectives

The Consolidated Entity's management provides services to the business, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the operations of the Consolidated Entity.

The Consolidated Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Consolidated Entity's policies approved by the Board of Directors.

The Consolidated Entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Consolidated Entity does not presently enter into derivative financial instruments to manage its exposure to interest rate and foreign currency risk.

### (b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

### (c) Foreign currency risk management

The group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters which may include forward foreign exchange contracts against specific obligations denominated in foreign currency.

### (d) Forward Exchange Contracts

The Consolidated Entity may enter into forward foreign exchange contracts to cover specific foreign currency payments from time to time relating to specific drilling obligations that are denominated in US dollars. There were no forward foreign currency contracts outstanding at the reporting date.

### (e) Interest rate risk management

The Consolidated Entity is exposed to interest rate risk as it borrows funds at floating interest rates.

### (f) Maturity profile of financial instruments

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2006:

| | Original Currency | Weighted average effective interest rate | Variable interest rate | Fixed Maturity dates | | | Non interest bearing | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | Less than 1 year | 1-2 years | 2-3 years | | |
| 2006 | | % | $ | $ | $ | $ | $ | $ |
| **Financial assets:** | | | | | | | | |
| Cash and cash equivalents | AUD | 5.75 | 2 909 969 | - | - | - | - | 2 909 969 |
| Cash and cash equivalents | USD | | 105 405 | - | - | - | - | 105 405 |
| | | | 3 015 374 | - | - | - | - | 3 015 374 |
| Trade receivables | | | - | - | - | - | 18 995 | 18 995 |
| Other financial assets | | | - | - | - | - | 53 633 | 53 633 |
| | | | 3 015 374 | - | - | - | 76 628 | 3 088 002 |
| **Financial liabilities:** | | | | | | | | |
| Trade payables | | | - | - | - | - | 75 980 | 75 980 |
| Accruals | | | - | - | - | - | 54 047 | 54 047 |
| | | | - | - | - | - | 130 027 | 130 027 |

**27. Financial instruments (continued)**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2005:

| 2005 | Original Currency | Weighted average effective interest rate % | Variable interest rate $ | Maturity dates Less than 1 year $ | 1-5 years $ | More than 5 years $ | Non interest bearing $ | Total $ |
|---|---|---|---|---|---|---|---|---|
| **Financial assets:** | | | | | | | | |
| Cash and cash equivalents | AUD | 1.45 | 21 081 | - | - | - | - | 21 081 |
| | | | 21 081 | - | - | - | - | 21 081 |
| Trade receivables | | | - | - | - | - | - | - |
| Other financial assets | | | - | - | - | - | 59 828 | 59 828 |
| | | | 21 081 | - | - | - | 59 828 | 80 909 |
| **Financial liabilities:** | | | | | | | | |
| Trade payables | | | - | - | - | - | 4 373 | 4 373 |
| Borrowings | | | - | - | - | - | 77 967 | 77 967 |
| | | | - | - | - | - | 82 340 | 82 340 |

**(g) Credit risk management**

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Consolidated Entity's maximum exposure to credit risk.

**(h) Fair value of financial instruments**

The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2005: net fair value).

**(i) Liquidity risk management**

The Consolidated Entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

## 28. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(a) At the end of the last reporting period under previous AGAAP: 30 June 2005**

| | Notes | Previous AGAAP $ | Effect of transition to AIFRS $ | AIFRS $ |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | | 21 081 | - | 21 081 |
| Trade and other receivables | | - | - | - |
| Other financial assets | | 19 828 | - | 19 828 |
| Total current assets | | 40 909 | - | 40 909 |
| **Non-current assets** | | | | |
| Trade and other receivables | | - | - | - |
| Other financial assets | | 40 000 | - | 40 000 |
| Property, plant and equipment | | - | - | - |
| Mineral Properties | | - | - | - |
| Total non-current assets | | 40 000 | - | 40 000 |
| **Total assets** | | **80 909** | - | **80 909** |
| **LIABILITIES** | | | | |
| **Current Liabilities** | | | | |
| Trade and other payables | | 4 373 | - | 4 373 |
| Borrowings (Unsecured) | | 77 967 | - | 77 967 |
| Provisions | | - | - | - |
| Total current liabilities | | 82 340 | - | 82 340 |
| **Non-current liabilities** | | | | |
| Provisions | | - | - | - |
| Total non-current liabilities | | - | - | - |
| **Total liabilities** | | **82 340** | - | **82 340** |
| **Net assets/(liabilities)** | | **(1 431)** | - | **(1 431)** |
| **EQUITY** | | | | |
| Issued capital | | 5 220 | - | 5 220 |
| Reserves | | - | - | - |
| Accumulated losses | | (6 651) | - | (6 651) |
| Parent Entity interest | | **(1 431)** | - | **(1 431)** |
| **Total equity** | | **(1 431)** | - | **(1 431)** |

**28. Explanation of transition to Australian equivalents to IFRSs (continued)**

**(2) Reconciliation of loss under previous AGAAP to loss under Australian equivalents to IFRSs (AIFRS)**

**(a) Reconciliation of loss for the year ended 30 June 2005**

| | Notes | Previous AGAAP $ | Effect of transition to AIFRS $ | AIFRS $ |
|---|---|---|---|---|
| **Revenue** | | - | - | - |
| Other income | | 47 | - | 47 |
| Exploration and evaluation expense | | (13 375) | - | (13 375) |
| General and administrative | | (1 323) | - | (1 323) |
| **Loss before income tax** | | **(14 651)** | - | **(14 651)** |
| Income tax expense | | - | - | - |
| Loss from continuing operations | | **(14 651)** | - | **(14 651)** |
| **Loss attributable to members of Monaro Mining NL** | | **(14 651)** | - | **(14 651)** |

**(3) Reconciliation of cash flow statement for the year ended 30 June 2005**

The adoption of AIFRSs has not resulted in adjustments to the cash flow statement.

**(4) Notes to the reconciliations**

**(a) Transition adjustments to mineral properties.**

Under previous AGAAP non current assets were written down to recoverable amount when the assets carrying amount exceeded the recoverable amount. The Entity had previously considered discounted cash flows, although not mandated, when determining recoverable amount.

Under AIFRS (AASB136) both current and non current assets are tested for impairment. On adoption of AIFRS, as all assets in this class had been expensed no further impairment has been recognised, and there is no effect on opening accumulated losses or the carrying amount of those assets.

Consistent with AIFRS (AASB6) the Entity expenses all exploration costs unless they are likely to be recovered through future exploitation.

*At 1 July 200 4 and 30 June 2005*, there is no effect on the Entity.

*For the year ended 30 June 2005*, there is no effect on the Entity.

**(b) Accumulated Losses**

There has been no effect on accumulated losses of the changes set out above.

**(c) Taxation**

The Entity has recognised additional deferred tax liabilities on adoption of AASB 112. It has also recognised previously unrecognised tax losses to the extent that it is probable that there will be sufficient taxable profits available such that these losses may be utilised. The recognised deferred tax assets and deferred tax liabilities have been offset as permitted by AASB 112. To the extent that the recovery of other tax losses is not probable they have not been recognised in the financial statements.

**MONARO MINING NL**
**SUPPLEMENTARY INFORMATION**
**PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED**

**Number of holders of equity securities**

**Ordinary shares**
At 14 August 2006, the issued capital comprised of 19,700,100 ordinary fully paid shares (ASX code: MRO) held by 546 holders and 5,200,000 ordinary shares (not quoted) paid to .01 cents per share held by 5 holders.

**Options**
At 14 August 2006, there were 5,025,025 listed options (ASX Code: MROO) exercisable at $1.20 expiring on 31 July 2007 held by 254 holders.

In addition the Company had the following Unlisted Options at 14 August 2006:

- 2,400,000 Unlisted Options each convertible to shares on payment of 40 cents per share expiring 30 June 2007.
- 2,400,000 Unlisted Options each convertible to shares on payment of 60 cents per share expiring 31 December 2008.
- 350,000 Employee Incentive Options exercisable at $1.07 cents expiring on 19 April 2011.

Each option converts to one share. Options do not carry the right to vote

| Spread details as at 14 August 2006 | Ordinary Shares Number of Holders | Options Number of Holders |
|---|---|---|
| 1 - 1,000 | 35 | 28 |
| 1,001 - 5,000 | 111 | 126 |
| 5,001 - 10,000 | 189 | 42 |
| 10,001 - 100,000 | 185 | 50 |
| 100,001 and over | 26 | 8 |
| | 546 | 254 |
| Holding less than a marketable parcel | 11 | - |

Substantial shareholders

**Ordinary shareholders**

Notification of substantial shareholder was received by the company on 7 September 2005 from:-

Warwick Robert Grigor 1 255 199 fully paid shares

| Top Twenty Shareholders | Number of Shares | Percentage |
|---|---|---|
| ANZ Nominees Limited | 1,407,200 | 7.14 |
| Fortis Clearing Nominees P/L | 1,298,800 | 6.59 |
| Gregorach Pty Ltd | 1,000,000 | 5.08 |
| Nikam Investments Pty Ltd | 838,884 | 4.26 |
| Bell Potter Nominees Ltd | 800,000 | 4.06 |
| Citicorp Nominees Pty Limited | 796,955 | 4.05 |
| Yaroslav Bandurak | 700,000 | 3.55 |
| Perseus Mining Limited | 700,000 | 3.55 |
| Sergei Shestaev | 700,000 | 3.55 |
| Obi-Wan Investments Pty Ltd | 400,000 | 2.03 |
| Yatesbury Pty Limited | 286,800 | 1.46 |
| Nikam Investments Pty Ltd | 245,000 | 1.24 |

**Number of holders of equity securities (Continued)**

**Top Twenty Shareholders (Continued)**

| | | |
|---|---|---|
| G & A Panagakis | 211,000 | 1.07 |
| G J Freeman | 201,230 | 1.02 |
| BCI Holdings Pty Ltd | 200,000 | 1.02 |
| Jenmah Pty Ltd & Grundy-Reid Pty Ltd | 200,000 | 1.02 |
| NEFCO Nominees Pty Ltd | 190,000 | 0.96 |
| Romik Capital Pty Ltd | 168,827 | 0.86 |
| M Bruton Pty Ltd | 157,000 | 0.80 |
| Galtrad Pty Ltd | 155,000 | 0.79 |
| | 10,656,696 | 54.10 |

| Top Twenty Optionholders | Number of Options | Percentage |
|---|---|---|
| Douglas Financial Consultants Pty Ltd | 742,329 | 14.77 |
| Tricom Nominees Pty Ltd | 616,165 | 12.26 |
| ANZ Nominees Pty Ltd | 555,831 | 11.06 |
| Gregorach Pty Ltd | 250,000 | 4.98 |
| Fortis Clearing Nominees P/L | 202,175 | 4.02 |
| Nikam Investments Pty Ltd | 187,717 | 3.74 |
| NEFCO Nominees Pty Ltd | 137,955 | 2.75 |
| Slipline Pty Ltd | 130,000 | 2.59 |
| Obi-Wan Investments Pty Ltd | 100,000 | 1.99 |
| Chimaera Capital Limited | 80,000 | 1.59 |
| Yatesbury Pty Limited | 65,825 | 1.31 |
| A S Davey | 61,989 | 1.23 |
| Foundation Superannuation Fund Pty Ltd | 61,937 | 1.23 |
| Nikam Investments Pty Ltd | 61,250 | 1.22 |
| Roslyne England | 57,500 | 1.14 |
| G & A Panagakis | 52,750 | 1.05 |
| CLM Investments Pty Ltd | 52,090 | 1.04 |
| Bell Potter Nominees Ltd | 50,000 | 1.00 |
| Jenmah Pty Ltd & Grundy-Reid Pty Ltd | 50,000 | 1.00 |
| Entrepot Nominees Pty Ltd | 48,750 | 0.97 |
| | 3,564,263 | 70.94 |

**ASX Rule 4.10.19**

The Company was admitted to the Official List of ASX on Tuesday 13 September 2005. Official Quotation of the Company's securities commenced on Thursday 15 September 2005 at 11am W.S.T (1pm E.S.T.). The entity was admitted under rule 1.3.2(b) and accordingly confirms that it has used the cash and assets in a form readily convertible to cash at the time of admission on 13 September 2005 through to the 30 June 2006 in a way consistent to its business objectives as stated in the IPO Prospectus dated 1 August 2005.

Exh. 5

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

20 September, 2006

# Monaro Secures Exposure to Prospective Uranium Licences in Australia

## Highlights

- **Binding Heads of Agreement signed with Hapsburg Exploration Pty Ltd**
- **Earning up to 75% interest on completion of feasibility studies**
- **Targeting unconformity (Narbalek, Ranger, Kintyre) and IOCG (Olympic Dam) styles of uranium deposits**
- **Nine licence applications in Western Australia, the Northern Territory and Queensland, covering over 3,700 km$^2$**
- **Experienced geological team with track record of discovering uranium orebodies**

### 1. Binding Heads of Agreement – Key Terms

The Directors of Monaro Mining NL ("the Company") ("MRO") are pleased to announce that they have signed a binding Heads of Agreement ("HoA") with Hapsburg Exploration Pty Ltd ("Hapsburg") covering nine exploration licence applications in Western Australia, the Northern Territory and Queensland. The key acquisition terms of the HOA are as follows;

1. Cash payment of $100,000; $10,000 is payable as a non-refundable deposit on signing of the HoA, and the balance of $90,0000 is payable upon the granting of at least four of the exploration licences.
2. Upon the granting of the licences there will be the following payments by way of issuance of shares and options in Monaro;
   a. Payment of $100,000 worth of shares
   b. Payment of 500,000 options exercisable at $1.20, with an expiry date four years henceforth.
3. In the event that less than nine licences are granted there will be a proportional scaling back of the share and option consideration.

The HoA gives Monaro the right to earn the following interests in the licences;

1. 35% interest after the expenditure of $1.5m,
2. 51% upon the determination of an inferred resource of 5,000 t of contained uranium ($U_3O_8$),
3. 75% upon the completion of a feasibility study.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

## 2. Hapsburg Exploration Pty Ltd

Hapsburg is a private exploration company founded in May 2006 by experienced geologists with the specific strategy of identifying ground holdings prospective for economic gold and uranium mineralisation in Australia. The principle shareholders include;

- Mohan Varkey (MSc); Mr Varkey has 36 years of uranium gold exploration and mining experience. He was previously a senior exploration geologist for Urangesellschaft, CRA and Idemitsu. He is credited with the discovery of the Narbalek uranium deposit and was a member of the discovery teams responsible for the Cigar Lake uranium deposit in Canada and the Ernest Henry copper/gold deposit in Queensland.

- Lee Spencer (MSc); Mr Spencer has 30 years of experience in exploration and mining in the Asia Pacific region. He is currently a director of BDI Mining Corporation, an AIM listed company that is successfully mining diamonds in Kalimantan and considering the development of the one million ounce Woodlark Island gold deposit in PNG.

- David Bennett (BSc); Mr Bennett has 34 years of exploration and mining experience with companies that include Minatome, Mobil Energy Minerals and Urangesellschaft.

Monaro is pleased that it has secured access to the expertise of these gentlemen, particular as there is a chronic shortage of technical personnel with relevant uranium experience. The arrangement with Hapsburg gives Monaro exposure not only to the licences currently subject to the applications but also to the project generating aspect of the Hapsburg team.

Commenting on the acquisitions, Chairman Warwick Grigor said;

*"The addition of Australian-based uranium exploration projects to the Company's portfolio provides a sound balance to the more advanced projects located in the Kyrgyz Republic. Ultimate success will depend upon what we discover, but we have strong confidence in the selection process used to identify the ground as it was directed by experienced "mine-finding" geologists. Aggressive exploration will commence upon the granting of the licences with the targets being large orebodies with minium sizes of 25,000 tonnes of contained uranium."*



Jabiluka
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN
TERRITORY
Westmoreland
Valhalla
Lomond
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
ALICE
SPRINGS
QUEENSLAND
WESTERN AUSTRALIA
Angela
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
NEW SOUTH WALES
Olympic Dam
Honeymoon
KALGOORLIE
PERTH
Radium Hill
BROKEN HILL
ADELAIDE
0
500 km
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns


**Hapsburg ELA's/EPA's**

Diagram 1. Generalised Location of Licence Applications

Mart Rampe
Executive Director

***Competent Person***
*The review of exploration activities and results contained in this report is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy.*
*He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code).*

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Exh. 6

**MONARO MINING NL**

ABN 99 073 155 781

# Corporate Directory

**Directors**

Warwick Grigor (Chairman)
B.Ec., LLB. MAusIMM FAICD

Mart Rampe (Executive Director)
B.Sc (Applied Geology), MAusIMM(CP), MAIG, MICA

Michael Evans (Non-Executive Director)
B.Bus (Curtin) A.I.T.(WA)
A.C.A. A.C.I.S.

**Company Secretary**

June Atling
B.Bus (ECU), CPA

**Principal Business Address**

Unit 4a, 20 Somerset Avenue
Narellan NSW 2576
Tele: 02 46479566
Facsimilie: 02 46477332
Email: info@monaromining.com.au
Web: www.monaromining.com.au

**Registered Office**

1st Floor, 87 Colin Street,
West Perth WA 6005

**Kyrgyz Office**

Zona Noblus LLC
2nd Floor, 30/1 Ibraimov Street
Bishkek 720021 The Kyrgz Republic
Tele: 996 (0) 612 901 283
Facsimilie: 996 (0) 612 901 288

**Share Registry**

Computer Share Registry Services
Yarra Falls
452 Johnson Street, Abbotsford
Victoria 3067
Tele: 61 3 94155000
Fax: 61 3 94732500

**Bankers**

Westpac Bank
109 St George's Terrace
Perth, Western Australia, 6000

**Solicitors to the Company**

Mark Edwards
4 Kangaroo Parade
Yallingup WA 6282

**Auditors**

Stantons International
Level 1, 1 Havelock Street
West Perth WA 6005

**Stock Exchange Listings**

The Australian Stock Exchange Limited

**ASX Codes**

Ordinary Shares MRO
Options MROO

Frankfurt Stock Exchange

**Xetra Codes**

Ordinary Shares M2H



# Table of Contents


| | |
|---|---|
| Highlights | 2 |
| Chairman's report | 3 |
| Operations and exploration review | 5 |
| Tenement schedule | 17 |
| Corporate governance statement | 18 |
| Director's report | 22 |
| Auditor's independence declaration | 27 |
| Independent audit report | 28 |
| Director's declaration | 30 |
| Income statement | 31 |
| Balance sheet | 32 |
| Statement of recognised income and expense | 33 |
| Cash flow statement | 34 |
| Notes to the financial statements | 35 |
| Additional stock exchange information | 72 |



*Abandoned mine workings – The Kyrgyz Republic*

# Highlights

- IPO was oversubscribed raising $3.0 million. Monaro Mining NL (ASX Code: MRO) was listed on the ASX on 15th September, 2005
- Shares have traded as high as $1.38, representing a 690% increase on the 20c IPO price
- Acquired extensive package of uranium and gold properties in The Kyrgyz Republic
- Indications of significant uranium deposit at Sogul-sai Prospect within the Sogul Licence
- Identification of significant silver, lead and zinc deposit at Kon-i-gut prospect, Sogul Licence
- 1 for 4 non renounceable rights issue of options raised $477,502 in June 2006
- Exercise of options raised $600,000 in May 2006
- Quotation of shares on the Frankfurt Stock Exchange achieved in July 2006
- Farm-in agreement with Ironbark Gold Limited on Captains Flat Project

# Chairman's Report

Since listing on the ASX on the 15th September, 2005 your Company has established itself as a potential early developer of uranium projects in The Kyrgyz Republic. It is now progressing with exploration and development plans, with drilling for several of the most exciting uranium and gold prospects scheduled for the December Quarter, 2006.



3D view of Kani-i-gut Project





Australian
Uranium
Conference

*Steve McRobbie - Monaro's General Manager of Europe and CIS addressing delegates at the Australian Uranium Conference in Fremantle, July 2006.*

***"The Shareholder must win"***

## Dear Shareholder

I am pleased to present the 2006 annual report of Monaro Mining NL (MRO) and to invite you to attend the Annual General Meeting of the Company.

The Directors of the Company feel that our progress to date as an international uranium explorer and developer has been very satisfying. Endorsement of the Company's direction is manifest in our strong share price and is reflective of a loyal shareholder support base.

The Company's philosophy of "The shareholder must win" is based on the recognition of some fundamental tenets, viz:

- All shareholders are equal – there are no preferential groups;
- The Company understands and respects where risk capital comes from;
- At the same time, there is a need to be responsive to shareholder requirements, whilst balancing the need for a focused operational direction to ensure a growth path; and finally:

Your Company's move into uranium projects located in The Kyrgyz Republic is well founded given that:

- The Country has a tradition of uranium mining, producing some 3,500 tonnes of metal up until the 1970's;
- A working regional processing centre at Kara-Balta still treats pregnant uranium ore liquors sourced from nearby countries;
- The Kyrgyz Republic's mining and environmental regulatory regime is less stringent than in Australia and Canada and is traditionally the most "free-market" orientated of the Central Asian republics;
- The projects acquired in The Kyrgyz Republic have geology prospective for uranium mineralisation and/or are host to prospects and mines previously worked for its uranium metal.

At the same time, our projects in Australia provides us with exposure to a broader range of commodities in the highly prospective Lachlan Fold Belt.

With a committed team of professionals, we are well placed to make significant advances on our projects in the coming year and provide significant benefits to our shareholders. I thank all shareholders for their continuing support and look forward to your attendance and meeting with you at our Annual General Meeting.

Warwick Grigor
Chairman

# Operations and Exploration Review

It has been an eventful period since listing, with the Company achieving a number of milestones on its way to becoming a successful explorer and developer. Soon after listing, your Company acquired the uranium and gold projects in The Kyrgyz Republic which are now in the process of being evaluated. This initial period of the Company's history has seen the establishment of a full complement of geoscientists and support staff at its Bishkek office in the Kyrgyz Republic. This team is headed up by our General Manager for Europe and the Commonwealth of Independent States (CIS), Mr Steve McRobbie.

At the time of writing, a number of field programs have commenced with the objective of delineating suitable drilling targets for both uranium and gold. These have been identified as a result of Monaro's personnel and contractors translating exploration data generated by the Russians during the past half century. A number of exciting prospects have emerged and we look forward to drilling the most promising of these before the end of the year.

In NSW, gold and base metal tenements were also being evaluated. Given the exploration maturity of these projects, it was recognised that exploration success will be dependent to a large degree on further deep drilling. It was thus considered prudent to assess the possibilities of joint venturing some of these projects with the view to spreading the exploration risk. This policy has resulted in Ironbark Gold Limited farming in on our Captains Flat base metal project.

Elsewhere, the Company continues to review projects that have been offered to it on an on-going basis. The Company is open minded about new projects, the key criteria being their ultimate benefit to shareholders.

The following pages provide an overview of the Company's activities to date as well as an outline of its plans for the future.



*Monaro geologists Nurtaev Baurzhan and Steve McRobbie inspecting outcrops on the Sogul Uranium Prospect*

# Central Asian Focus

Monaro Mining directors made a strategic decision soon after listing to acquire uranium projects which have a high potential for development. This decision was based on a desire to expand the initial portfolio of projects in line with pronouncements made in the Prospectus.

Given the intense political debate surrounding uranium mining in Australia, with a number State Governments committed to blocking any developments, the Directors of Monaro felt it was essential that, in order to maximise the opportunities offered by the current strong uranium price, acquisition of uranium projects should be in a jurisdiction where there are minimal impediments to rapid evaluation and development of resources.

The Kyrgyz tenements were selected after an extensive evaluation of uranium opportunities both in Australia and abroad, taking into account both geopolitical risk and geological prospectivity.

Central Asia, including The Kyrgyz Republic, was selected as one of the most favourable regions in the world to be exploring and developing uranium projects.

Central Asia was the main source of Soviet uranium production for many decades and the location of some of its most sophisticated In-Situ Leaching ("ISL") projects. Unlike Australia, there is no governmental resistance to the mining and processing of uranium ores. It is the Directors view that any deposits of commercial significance will probably be able to be developed and commissioned in a much shorter time frame than would be possible in the heavily regulated Australian market.

The Kyrgyz Republic was the source of the first uranium mined in the USSR, commencing in the late 1930s and continuing until the 1970s. All of this activity was prior to the development of ISL techniques and involved conventional mining and milling methods. Mining ceased when the focus of the USSR uranium production shifted to sandstone hosted, ISL amenable deposits in Kazakhstan and Uzbekistan.

These deposits were better placed strategically to the R & D and process sites for the Soviet nuclear test program at Kurchatov and Ulba in Eastern Kazakhstan.

The presence of the Kara Balta uranium processing facility, and associated assay laboratories in The Kyrgyz Republic, testify as to the availability of uranium specific infrastructure which will be of material assistance to operators in that country.

The attractiveness of The Kyrgyz Republic to Australian resource companies is clearly demonstrated by the presence of a number of Australian exploration companies. The Kyrgyz Government is committed to creating a more favourable investment climate by eliminating excessive state regulations and procedures which could otherwise impede efficient business practices.

The Company has now established the necessary personnel and infrastructure to further its exploration and development programs. Recent activities and the future of each project area are outlined in the following sections.


70°
72°
74°
76°
78°
80°
42°
40°
KAZAKHSTAN
Bishkek
Utor
Aramsu
Gavasal
Naryn
Sumsar
KYRGYZ REPUBLIC
UZBEKISTAN
Osh
Sogdi
Djumkai
Hodjaachkan
CHINA
TAJIKISTAN
Monaro Mining NL's projects in The Kyrgyz Republic

# Kyrgyz Projects

Monaro has acquired a 100% interest in eight exploration licences (the projects) in The Kyrgyz Republic. Seven of these are prospective for uranium deposits and the other for gold. In addition, significant silver and lead deposits have been identified in another. These projects are summarised as follows:

- Aramsu ($U_3O_8$)
- Utor ($U_3O_8$)
- Naryn ($U_3O_8$)
- Sumsar ($U_3O_8$)
- Sogul ($U_3O_8$) (Ag, Pb & Zn)
- Djurasay ($U_3O_8$)
- Hodjaakan ($U_3O_8$)
- Gavasai (Au)



*Monaro contract geologist Oleg Lopatko mapping on the Gavasai gold Project*

These projects were acquired because of their geological prospectivity and demonstrable presence of uranium and gold mineralisation. Several of the licences are endowed with CIS defined resources and these are outlined in the following table:

**CIS mineral resources classification system**

| Deposit Name | C1 | | C2 | | P1 | |
|---|---|---|---|---|---|---|
| | Ore (tonnes) | U3o8 (tonnes) | Ore (tonnes) | U3o8 (tonnes) | Ore (tonnes) | U3o8 (tonnes) |
| Aramsu (Aramsu Licence) | 155,700 | 294 | 40,300 | 32 | - | - |
| Atdzgayloo II (Utor Licence) | - | - | - | 70 | - | - |
| Utor-Tuyuk (Utor Licence) | - | - | - | 73 | - | 1228 |
| Mailisu (Naryn Licence) | 689,500 | 492 | - | - | - | - |

Mineral resources for the above projects combine to a total of 2,189 tonnes of $U_3O_8$. The C1 and C2 component totals 961 tonnes at grades ranging from 0.09% to 0.43% $U_3O_8$. There is no grade attached to the P1 tonnage. The above figures have been derived from a number of translated Russian publications which detail the level of exploration activity carried out at these and other deposits. This exploration has consisted of diamond drilling, adit and drive sampling, surface trenching and radiometric surveys. These references are invariably associated with various Russian geological expeditions which assessed the mineral deposits (particularly uranium) of the country during the 1950's and 1960's.

It should be noted that the quoted CIS Classified Reserves are not recognised as being adequate for JORC Code standards and a significant amount of further work is required before JORC compliant resources can be determined for any of the projects. Furthermore, it should be noted that the above mentioned grades are indicative only and that tonnages quoted for the P1 category are conceptual. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.

The Company is about to commence drilling, metallurgical and economic assessments on a number of project areas. However, there is no guarantee that this work will enable the calculation of JORC Code compliant mineral resources.

Notwithstanding the qualifications, the reports reviewed to date together with the completed field work provide details of extensive exploration and sampling programs comprising surveys, sampling, trenching, excavation of adits, drilling and in some cases mining activities.

# Project Descriptions

## Sogul – uranium Project (100%)

The Sogul Licence is 683 km² in area and is located in the Batken and Lailak districts of The Kyrgyz Republic. This licence hosts uranium mineralisation similar to that found in deposits in neighbouring Uzbekistan (Koscheka, Djantuar, Rudnoe, Altyntau, Aktau). The known uranium mineralisation within the licence area is associated with organic-rich Cambro-Ordovician siliceous slates and Mesozoic pro-deltaic black shale units which typically contain pitchblende and uranyl-vanadate-phosphates. A number of prospects have been recorded and assayed in the past – either at surface, by drilling or within old mine workings. Prospects include Koktobinskoe, Toktabuz, Chirakty, Akbulak, Murgun and Lailak. Average recorded grades from these prospects vary between 0.06% $U_3O_8$ to 0.13% $U_3O_8$. Anomalous amounts of molybdenum, vanadium, yttrium and gold have also been recorded. However, the most significant mineralisation identified to date is the Sogul-sai Prospect, located in the centre of the licence area.

Geological investigations to date together with limited historical records have indicated the presence of a potentially large uranium mineral occurrence at this location. The historic data suggests that 50-60 drill holes were completed over an area of 4-5 km² on a 40 x 80 m grid. A number of the original drill collars have now been recorded and data as to grades and potential tonnages are currently still being accessed. The Company is completing geological mapping and geochemical and radiometric surveys with the view to implementing a drilling program towards the end of 2006.

## Kan-i-Gut silver, lead and zinc Project (100%)

This is a metasomatised carbonate hosted silver/lead/zinc prospect located in the south-central part of the licence area. The deposit was explored during Soviet times from 1948-52 and reassessed again in 1992. A review of the data by Monaro geologists has indicated that:

- No modern commercial production has been carried out;
- Exploration in 1948-52 indicates Russian based C1 + C2 "reserves" of silver in 1953. Core drilling was completed along with bulk metallurgical testwork and underground development through four adits on three levels;
- Silver grades range from 5.9 to 9.1 oz/t;
- Lead grades vary from 1.75% to 3.62%;
- Zinc grades vary from 0.90 to 1.42%;
- Key intersection: DH #60 3.5m @ 95.4g/t Ag, 1.08% Pb, 8.5% Zn; and
- Metallurgical test work suggests good recoveries for silver, zinc and lead minerals.

The above information has been derived from official documentation provided by The Kyrgyz Republic's Mines Department as translated by Company personnel. The Soviet method of calculating "reserves" is not compliant with equivalent JORC measured and indicated categories, hence indications of tonnages are inferred only. Grade information provided above should be considered as indicative only. In addition, there has been insufficient exploration to define a mineral resource and it is furthermore uncertain, if further exploration will result in the determination of a mineral resource.

The Company plans to review the existing database, complete all necessary geological, geochemical and radiometric surveys and prepare for a drilling program towards the end of 2006.


TAJIKISTAN
Sogul
Djany-Djer
Sogul-sai uranium prospect
Kani-i-gut silver, lead & zinc prospect
Samarkandek
KYRGYZ REPUBLIC
Karasu

*Sogul licence showing the location of the main prospect areas*

## Gavasai Gold Project (100%)

The Gavasai licence, which is located in the south west of The Kyrgyz Republic, contains a number of precious and base metal anomalies and deposits. These include the Nizhnekansai, Karakchebel, Kainama, Kechalma, Autsai, Namansai and Djal-Kokildak prospects. The latter two deposits contain gold, with the Djal-Kokildak Prospect at an advanced exploration stage. The licence is considered to lie within very prospective terrain, given the presence (but excluded from Monaro's Licence) of the Bozymchack gold deposit. This deposit reputedly contains 35 tonnes of gold. In addition, Barrick Gold holds ground to the north and west of the Company's tenement.

Gold mineralisation at the Djal-Kokildak Prospect is associated with an alkaline hydrothermal system controlled by andesite-dacite dyke sheets within two structural lineaments and a large mineralised system has been previously outlined by Russian geologists.

However, as this work was based on near surface workings and there is no record of drilling, estimates of potential tonnage are premature at this stage until further work has been completed.

However, the potential for a large tonnage ore deposit is considered to be good given the similarities with ore bodies within the Chatkal Metallogenic Province in nearby Uzbekistan. Exploration efforts by Russian geological expeditions included:

- Magnetometry
- Gamma spectrometry
- Litho-geochemical sampling
- Channel sampling
- Trenching
- Mapping

The geology of the terrain is similar to prospective ground in the Kurama Region straddling Eastern Uzbekistan and Tajikistan. Stratified volcanic rocks are cut by andesite - dacite and dacite porphyry dykes.

This dyke belt is traced due west-north-west and is controlled by two fracture zones. Mineralisation is associated with zones of hydrothermal alteration represented by propylitization, silicification and heamatization. Anomalous potassium, with $K_2O$ content in the range 4-8%, appears to be a feature.

At the Djal-Kokildak Prospect, silver-gold mineralisation (free gold and disseminated) occurs in quartz-hematite veins and stockwork located within the propylitized volcanic rocks (gold grades of up to 10 g/t and silver up to 15 g/t have been recorded). Several trench assays from propylitic-altered breccia zones showed average gold grades of 3-10 g/t over a maximum 5m length at surface. Based on the above work, six mineralised-bearing zones have been established. It is furthermore considered that there is undiscovered potential both along strike and dip, particularly in areas hidden beneath Quaternary cover.

A program of structural and alteration mapping has now been completed with >25% of samples registering values > 0.1 g/t Au, the modal value being 187 g/t Au. A number of targets have been delineated and scout drilling of these targets is scheduled for the latter part of 2006.


Gava PL
497.4 sq.km.
Kainama
Kechalma
Djal-Kokildak
Karakchebel
Autsai
Nizhnekansai
SUMSAR
This area excluded from Monaro Mining NL's licence
Bozymchak
4 sq.km.
Namansai
GAVA
Au Deposit
Base Metal Deposi
Town

*Gavasai gold project area*

## Aramsu Project (100%)

The Aramsu licence is located in the Jaihyl region of The Kyrgyz Republic and comprises of 756 km² in area. The licence is located only several km's from a sealed road, and approximately three hours drive from Bishkek.

Uranium mineralisation appears to be associated with late stage magmatic epithermal fluids and sulphide mineralisation and is concentrated within a zone of silicate veinlets hosted by a breccia which is located at a granite-sediment contact zone. The uranium is disseminated throughout this zone. Recorded uranium mineralisation includes pitchblende and curite.

Exploration for uranium commenced in 1952 and has included radiometric surveying, trenching, drilling and mine and adit openings. At the Central Aramsu area (Right Bank of the Aramsu River and Chonkurumdy deposit areas), 28 drill hole intersections have been recorded. The drilling delineated a tabular body with a true width of 2.6-3.7m, dipping 40-60 degrees. The average grade of the mineralisation was calculated to be 0.17% $U_3O_8$ with a higher grade core carrying a grade of 0.19% $U_3O_8$. The cut-off grade on the boundary of the mineralised zone was 0.03% $U_3O_8$. Metallurgical test work returned 93% recovery with oxide leaching and 91% recovery with carbonate leaching. Additional data is being sought in order to quantify more closely the grade and tonnage of this deposit.

Work by Monaro to date has included data surveys and translations of Russian geological reports together with a compilation of all known geology and mineralisation. Preliminary results of geophysical orientation work has indicated that magnetometry and resistivity do highlight the controlling structures, namely the granitoid porphyry bodies and shale contacts. An assessment of the final results will determine the view to full scale implementation of these techniques during 2006-2007.


Aramsu

*Location of the Aramsu deposit within the Aramsu Project Area*

## Utor Project (100%)

The Utor Licence comprises an area of 936 km$^2$ and is located in the territory of Choy, Kochkor and Naryn oblasts of The Kyrgyz Republic.

Uranium mineralisation has been found in hydrothermally altered Torsuysk sandstones of Devonian age and include small deposits identified as the Atdjayloo 1, Atdjayloo 2 and Utor-Tuyuk Prospects. These sandstone beds are up to 20m thick and have been mapped intermittently over a 10km strike length. Uranium mineralisation is found in lenses varying in width from 1-2m to 10-12m, in three zones.

The Atdjayloo 1 Prospect was first tested in 1947, and then further explored from 1948 to 1952 at surface and via adits. The uranium mineralisation is typically found in 10m thick sandstones with inter-bedded siltstones. Two mineralised irregular lenses with widths of 4-6m are located in conformity with the strike and dip of the sandstone hosts rocks. A large number of mineralised structures were sampled over a 1,900m strike length, and some of these were sampled from adits to a vertical depth of 300m.

A maximum width of 18m was recorded but most of the structures were relatively narrow. The assays ranged from 0.01% to 0.08% $U_3O_8$ but only rarely were the higher grades achieved. However, drilling of enriched zones did return assays in excess of 1% $U_3O_8$, with the highest recorded assay to date being 2.14% $U_3O_8$. The main uranium ore type is pitchblende.

At the Pytiy Prospect at Utor, narrow sandstone structures have returned samples from trenching of 0.03-0.15% $U_3O_8$ in one location and 0.04% to 0.15% $U_3O_8$ from another.

The Utor-Tuyuk Prospect was first tested in 1949. A number of narrow mineralised structures were identified over a 300m strike length, returning sample assays of 0.02% to 0.04% $U_3O_8$ but these grades were not considered attractive at the time. The Bezimyanniy, Arkese and Tor prospects also retuned positive sampling results but these were not pursued either.

Evaluation of these prospects will be furthered during the next 12 monthly period.

*Utor Uranium Prospects circled*


Orlovka
Utor
KYRGYZSKIY RANGE
KARAMOINOK RANGE
DJUMGOL
Karamoinok
Kyzyltube
Ortok
Chaipon


Uranium bearing horizons
outcropping within the
Naryn project area

## North Fergana Uranium Projects (100%)

### Naryn

The Naryn Licences comprises an area of 520 km² and is located in the territory of Aksy and Nooken districts in the Jalalabad region of The Kyrgyz Republic.

This licence covers the most prospective part of the Northern Fergana Uranium province. Russian geological studies in the 1940s and 1950s identified uranium mineralisation in Lower Tertiary Limestone and Middle Jurassic sandstone units, with assays ranging from <0.01% to 0.29% $U_3O_8$ in widths of 0.1-1.2m and over strike lengths of 50-150m.

A number of prospects were identified during this time including the Shing Uranium deposit and the Balapan Prospect. These prospects were dominated by sandstone hosted deposits.

The focus of later exploration shifted to uranium-vanadate styles of mineralisation similar to those mined elsewhere in the Fergana Basin and mineralisation was then identified in two Palaeogene limestone beds of the Mailisu Type. The Mailisu Mine, which is located adjacent to the Naryn licence, produced 3,362 tonnes of $U_3O_8$ at an average grade of 0.09% $U_3O_8$ in the 1940s to 1960s.

In the late 1960s underground mining was conducted on the limestone beds within the Naryn Licence but this mining ceased when large open pittable uranium deposits were found in neighbouring Uzbekistan and the focus of USSR uranium production moved to that location. Small tonnages of uranium however remain in situ within three prospect locations where grades of 0.08% $U_3O_8$, 0.057% $U_3O_8$ and 0.09% $U_3O_8$ respectively have been recorded.

### Sumsar

The Sumsar Licence covers an area of 392 km² and is located in the Ala-Buka region of the Jalalabat oblast of The Kyrgyz Republic. This licence offers potential for limestone hosted uranium mineralisation similar in style to that found within the Naryn project areas. The limestone beds within the Sumsar licence demonstrate high porosity and permeability with strong mineral content including uranium mineralisation. Mineralisation of this type was mined in the 1950s on this licence but detailed records have not yet been obtained. The host beds have returned assay values ranging from 0.077% $U_3O_8$ to 0.16% $U_3O_8$.

At the Shakoptar prospect, uranium mineralisation is associated with limestone features carrying carnotite-tyuyamunite minerals. The host beds have widths of 0.1-2.5m and uranium assays up to 0.1% $U_3O_8$ have been recorded.

Up to 20 lenses were sampled for an average width of 0.65m and an average grade of 0.77% $U_3O_8$. In 1951-1958, the prospect was drilled and limited mining took place but the records are not available.

Other interesting prospects include:

- Ten'ga Prospect - uranium mineralisation associated with an intrusives;
- Chonkal Prospect - hydrothermally altered porphyries over widths of 1-10 metres yielded assays that averaged 0.09% $U_3O_8$ and up to 0.72% $U_3O_8$; and
- Yangak-Sa Prospect - where samples assayed 0.01%-0.08% $U_3O_8$ in mineralisation associated with granites.

Work during 2006-2007 will entail regional exploration and detailed prospect evaluation with the view to prioritising all uranium occurrences.

## South Fergana Uranium Projects (100%)

### Djurasay and Hodjaakan Projects

These two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium. The Djurasay licence covers an area of 386 km², whereas the Hodjaachkan covers an area of 776 km². These licences were acquired on the basis of their similar geological environment with the North Fergana projects.

The Company's focus with respect to the Fergana projects has been on reviewing and translating Russian based technical reports with the view to implementing an effective geological and geochemical program during the course of the next calendar year.

# Australian Projects

Since listing, the Company has commenced a program of data review and compilation and field work on its NSW properties, with the view to highlighting targets prospective for gold and base-metals.

The Company's principle objective has been to advance each project to a point where it could attract joint venture partners to each of the project areas. Such joint ventures would conform with the Company's strategy of spreading the exploration risk, particularly in relation to deeper targets evident on the licence areas.

The Company is also assessing other projects as part of its long term strategy of diversifying its project base in Australia.

### Captains Flat EL 6381

### (100% reducing to 25%)

Subsequent to the close of the June 30th balance date, Monaro Mining concluded an agreement with Ironbark Gold Limited which will enable that Company to earn a 75% interest in the licence by carrying the project up to a Decision to Mine.

Several prospects within this licence area have been identified as being prospective for base metals and gold associated with Volcanogenic Massive Sulphide (VMS) deposits. These prospects include the Lake George Mine Deeps, Vanderbilt Hill and Jerangle.

The Lake George Mine in the modern era produced:

- 406,418 tonnes of zinc;
- 243,851 tonnes of lead;
- 27,230 tonnes of copper
- 236.4 tonnes of silver; and
- 220,000 ounces of gold

from over four million tonnes of ore before mining ceased in the early 1960's. The possibility of a new lode development is expressed by several deep drill holes completed by previous explorers. These drill holes encountered grades of up to 12.4% Zn and 9% Pb over encouraging widths.


LACHLAN
FOLD
BELT
NSW
Sydney
Mayfield North
ELA 2720
Woodlawn
Mayfield
EL 6358
Wagga
Canberra
Wymah North
ELA 2694
Mt Paynter
EL 6356
Captains Flat
Michelago
Michelago
EL 6376
Captains Flat
EL 6381
Wymah
ELA 2636
Michelago South
EL 6550
SOUTH
PACIFIC
OCEAN
NEW SOUTH WALES
VICTORIA
N
0 50 100km
MONARO MINING N.L.
Lachlan Fold Belt - New South Wales
Location of Mineral Projects

The Company considers that there is potential for an orebody to occur at depth with similar grades to those encountered historically.

Drilling at Vanderbilt Hill during the late 1980's and early 1990's indicted the presence of a wide low grade gold and base metal zone which is open at depth and along strike. Grades of over 1 g/t Au were encountered over downhole widths of between 15 and 32 metres.

Past drilling on the Jerangle Prospect intersected VMS style mineralisation with high grades of copper and zinc. Grades of up to 5.3% Cu and 6.3% Zn were encountered.

Many of these intersections have been derived from broad zones of mineralisation suggesting the presence of an extensive mineralised system.

It is anticipated that one or more of the above targets will be drilled prior to the end of 2006 by Ironbark Gold Ltd. In addition, interpretation of existing airborne magnetic data has identified a number of regionally significant structures as well as a number of discrete magnetic signatures interpreted as magnetite altered skarn units which will also be followed-up during the course of the coming year.


Looking along the Line of Lode - Lake George Mine


Geology and
Ground Magnetics
Jerangle Project
Drilling
Targets
Legend

## Mayfield (80/100%)

### EL 6358 and ELA 2720

These tenements contain the Mayfield copper/gold Prospect together with a number of other significant base metal prospects. The dominant style of mineralisation is of the skarn type, although there is potential for VMS, intrusive related gold and/or porphyry copper/gold type deposits.
These prospects are located in a well developed mineral province:

- The Woodlawn mine (18 million tonnes of base metal ore production) is located immediately to the west,
- Dargues Reef (300,000 ounces of gold) is located immediately to the south.

The Mayfield Prospect (EL 6358) has been the subject of significant exploration in the past, with 26 percussion and diamond drill holes having been completed. A small gold-copper mineral deposit has been delineated which is open at depth and along strike. The Company plans to have this prospect drilled as soon as possible.

Other significant prospects include the Limekilns Prospect (EL 6358) where past drilling (6 core holes) has delineated a significant zone of base metal mineralisation. Grades of up to 3.2% lead and 7.3% Zinc have been intersected. In addition one drill hole intersected 3m @ 3.9g/t gold and is considered highly encouraging. Like Woodlawn lead-zinc ore, this intersection had highly anomalous tin values of up to 275ppm and also established that the mineralisation extents for at least 200m down dip from the surface. It is anticipated that this prospect will also be drilled in the near future.

The Greendale Prospect (ELA 2720) is also an attractive exploration target. Percussion drilling by previous explorers of a well defined soil and rock chip base metal anomaly registered a number of mineralized intersections, including a 10m interval with 7.3% lead. The current interpretation suggests that the mineralisation is open to the north, with a steep dip and plunge.

## Michelago (100%)

### EL's 6376 and 6550

These licences are located approximately 40km south west of Queanbeyan and contain a number of base metal and gold prospects. The setting for these deposits is typically a volcanogenetic environment with some intrusives.
Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

To assist in the assessment of the prospectivity of both tenements, an airborne fixed-wing magnetic and radiometric survey has been completed over the entire licence area. This work entailed flying survey lines spaced at 150m and at elevations of 50-60m. It is anticipated that the level of detail generated as a result of the survey will lead to a greater understanding of the mineral controls within the area and will provide the basis for targeting prospects suitable for further evaluation.

*The Mayfield copper-gold skarn deposit*




ELA 2720

*Total magnetic intensity image for the Mayfield project*

## Mt Paynter (100%)

### EL 6356

This licence contains the Mt Paynter tin and tungsten lode together with a number of smaller mineralised veins, all of which are hosted by an acid igneous intrusive. A comprehensive exploration program took place between 1969 and 1982 and included diamond and percussion drilling. Twenty six drill holes (4,122 m) were completed during this program. Twenty four of these explored the Main Lode and two the Hillside Lode). In addition, nineteen costeans were excavated and mapped and the Mt Paynter adit was extended by 254m to almost a kilometre to intersect the Main Lode. Cross cuts along the Main Lode were completed over a distance of 232m. A small inferred resource of 220,000 tonnes of ore with an average grade of 0.51% W and 0.35% Sn was delineated.

Following further assessments over the next six months, the Company will determine the potential for its future development.

## Wymah (100%)

### ELA's 2636 and 2694

The project takes in an extensive molybdenum ridge soil anomaly generated by North Broken Hill during the early 1970's. The anomaly is up to 2,400 m long and 600m wide.

No exploration work has been conducted on the anomaly since. In addition, the tenements areas encompass a number of tin and tungsten prospects which will be assessed on grant of title. It is intended to conduct a stream sediment and rock chip sampling program focusing on this anomaly.

# Tenement Schedule

| Tenement No. | Tenement Name | Registered Holder (1) | Area (sq km) | Application/Grant Date | Expiry Date (2) | Annual Expenditure Commitment ($) | Comments |
|---|---|---|---|---|---|---|---|
| **KYRGYZ REPUBLIC** | | | | | | | |
| MP33 | Aramsu | Zona Noblus LCC | 688 | 24/2/2005 | 24/2/2007 | 34,390 | US Dollars |
| MP32 | Utor | Zona Noblus LCC | 824 | 24/2/2005 | 24/2/2007 | 41,210 | US Dollars |
| MP29 | Naryn | Zona Noblus LCC | 532 | 247/2/2005 | 24/2/2007 | 26,605 | US Dollars |
| MP30 | Sumsar | Zona Noblus LCC | 339 | 24/2/2005 | 24/2/2007 | 16,970 | US Dollars |
| AP357 | Gavasai | Zona Noblus LCC | 497 | 12/01/2006 | 12/01/2008 | 24,870 | US Dollars |
| MP31 | Sogul | Zona Noblus LCC | 517 | 24/2/2005 | 24/2/2007 | 25,865 | US Dollars |
| MP285 | Djurasay | Zona Noblus LCC | 386 | 21/10/2005 | 21/10/2007 | 19,300 | US Dollars |
| MP286 | Hodjaakan | Zona Noblus LCC | 776 | 21/10/2005 | 21/10/2007 | 38,800 | US Dollars |
| **NSW** | | | | | | | |
| EL 6356 | Mt Paynter | Monaro Mining NL | 81 | 10/12/2004 | 9/12/2006 | 35,000 | |
| EL 6358 | Mayfield | Monaro Mining NL | 197 | 24/12/2004 | 23/12/2006 | 56,500 | |
| El 6376 | Michelago | Monaro Mining NL | 267 | 10/2/2005 | 9/2/2007 | 69,500 | |
| EL 6550 | Michelago South | Monaro Mining NL | 14 | 5/4/2006 | 4/4/2008 | 14,000 | |
| EL 6381 | Captains Flat | Monaro Mining NL | 246 | 22/2/2005 | 21/2/2007 | 65,500 | |
| ELA 2720 | Mayfield North | Monaro Mining NL | 302 | - | - | - | |
| ELA 2636 | Wymah | Monaro Mining NL | 54 | - | - | - | |
| ELA 2694 | Wymah North | Monaro Mining NL | 86 | - | - | - | |

Notes:
(1) Zona Noblus LCC is a wholly owned subsidiary of Monaro Mining NL
(2) All licences have been approved for an initial 2 year period. Thereafter, renewal of each licence, whether in whole or part, is dependent on whether the Company wishes to further explore and develop the licence, subject to it meeting minimum statutory requirements. In the case of the Zona Noblus tenements, other relevant issues include:

- The grant of each licence is subject to the issuance of "Licence Agreement 1" (LA1) and "Licence Agreement 2"(LA2). LA1 is granted upon the submission of a work program to the State Geological Agency. Approval of the program results in the issuance of LA2, after which exploration works can commence;
- Expenditure commitments are US$50/km2 for basic exploration works and $1,000/km2 for detailed works;
- The maximum size of any exploration licence is 1,000km2;
- Exploration licences are transferable;
- Licences are automatically renewed for a further 2 years, provided the licence conditions are fulfilled;

MONARO MINING NL
CORPORATE GOVERNANCE STATEMENT

This statement summarises the corporate governance practices adopted by the Board of Directors. Monaro Mining NL's objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

It is noteworthy that in the Second Report to the ASX Corporate Governance Council in February 2005, the Implementation Review Group ("IRG") reported that:

> *"there is no typical organisation and no single Entity readily identifiable model for corporate governance...At different times and stages in a Company's life, some governance structures may be better for the generation of wealth of investors than others."*
>
> *"the IRG's view is that effective governance practices will be those that address the 10 key Principles"*
>
> *"the IRG considers that there is a need for further information targeted to smaller companies highlighting the acceptability of appropriately disclosed, alternative corporate governance practices."*

Given the background stated above, it should be appreciated that the practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the Company's size and risk profile. Prior to listing in September 2005, the Board undertook a review of the Company's corporate governance framework, addressing in particular the 10 key Principles highlighted in the ASX Best Practice Recommendations.

Accordingly not all the Company's main corporate governance practices as set out below were in place for the entire financial year.

The Company and its controlled entities together are referred to as Monaro in this statement.

**Principle 1**
**Lay solid foundations for management and oversight**

The Board operates in accordance with the broad principles set out below.

**Role of the Board**
The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of the Executive Directors and Company Secretary.

**Principle 2**
**Structure the Board to add value**

**Board Composition**
The company has a Board of three directors comprising a non executive chairman, an executive director and one independent non-executive director.

The directors have a broad mix of skills, experience and knowledge to enable them to effectively and efficiently discharge their responsibilities and duties.

Although a non executive of the company, the chairman does not satisfy the test of independence due to holding a beneficial interest in a substantial shareholder of the company. Whilst this is a departure from best practice there is an inherent acceptance by investors that Mr Grigor was the principle founder of the Company. Moderating this departure, the Board has established clear protocols for handling conflicts of interest and has agreed to review the composition should the Company's market capitalisation exceed $100 million.

In addition, to facilitate independent decision making, each director of the company has the right to seek independent professional advice in the furtherance of their duties as directors at the Company's expense provided they notify the company beforehand.

The constitution of the company provides that directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, and qualifications are set out in the Director's Report under the heading "Information on Directors."

**Meetings**
The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Director's Report.

**Board Committees**
Other than for an audit committee, the Board does not have separately established committees dealing with nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:

**Nomination Committee**
The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

- The full Board of Monaro undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. Currently the Board has an aggregate of 60 years plus experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

- The company's current policy places significant emphasis on the utilisation of the specialist skills of external consultants in geology, metallurgy and engineering usually only available in-house within larger organisations.

**Principle 3: Promote ethical and responsible decision-making**
The company has established a policy regarding trading in its securities by directors, officers and employees. Directors, officers and employees must not, directly or indirectly, buy or sell shares or other securities in the company when in possession of unpublished price sensitive information which could materially affect the value of those securities. Any trading in the company's securities by those persons must first be notified to the chairman of the company.

The company has developed and continually reviews a formal code of conduct as part of its Board charter which requires all business affairs to be conducted legally, ethically and with integrity, and which allows breaches of the code to be reported by third parties. The code and the securities trading policy are available for review on Monaro's website.

**Principal 4: Safeguard integrity in financial reporting**
The company has appointed two non executive directors to the audit committee, the Chairman of which is an independent member and experienced Chartered Accountant. The committee assesses and reviews the internal accounting and external audits and any material issues arising from those reviews. It also assesses and reviews the accounting policies and practices of the company as an integral part of reviewing the half year and full year accounts. It will make recommendations regarding the appointment of external auditors and the level of their fees and provide a facility, if necessary, to discuss any concerns raised by the auditors independently of management influence.

MONARO MINING NL
CORPORATE GOVERNANCE STATEMENT (Continued)

The external auditors meet privately with the Board at least once per year.

**Principal 5: Make timely and balanced disclosure**
The company secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). The company's policy calls for the provision of relevant and timely information to its shareholders and is committed to fulfilling its obligations to the broader market for continuous disclosure. The company aims to ensure timely provision and equal access to material information about the company.

The Board has ensured that the procedure for identifying and disclosing material and price sensitive information is in accordance with the Corporations Act 2001 and the ASX Listing Rules. The company does not have a formal written policy regarding disclosure but the Board and management liaise closely to identify and approve information for disclosure.

The Monaro website contains copies of annual and half year reports, ASX announcements, investor relations publications, briefings and presentations given by executives.

**Principal 6: Respect the rights of shareholders**
All information disclosed to the ASX is posted on the company's website following confirmation of receipt from the ASX. Shareholders may register on the site to receive electronic notification of releases of information by the company. A copy of the company's annual report and notice of annual general meeting is sent to all shareholders.

**Principal 7: Recognise and manage risk**
The company is developing a risk management programme aimed at ensuring the company conducts its operations in a manner that enables risks to be identified, assessed and appropriately managed. The company secretary, reporting to the full Board, manages the company's internal controls and risk management and the audit committee oversees risk management and internal compliance.

**Principal 8: Encourage enhanced performance**
Due to the size and infancy of the company, the Board has no formal performance evaluation policy at present. It is considered that the current directors have a sufficient mix of skills and experience to discharge their responsibilities effectively.

The directors are provided with access to the following resources: -

- monthly financial reports with actual expenditure compared to budget;
- subject to prior consultation with the chairman, the right to seek independent professional advice at the company's expense;
- unrestricted access to the executive director, company secretary and company information.

**Principal 9: Remunerate fairly and responsibly**
The Board determines the remuneration of the executive director. The Board believes that due to the size of the company, individual salary negotiation is more appropriate than formal remuneration policies.

The Board reviews market comparisons in determining remunerations and seeks independent external advice as necessary.

Non-executive directors are remunerated by way of directors' fees within the limit approved by shareholders. The Board determines fees paid to individual Board members. Further information on directors' remuneration is set out in the director's report and notes to the annual financial report.

MONARO MINING NL
CORPORATE GOVERNANCE STATEMENT (Continued)

**Principal 10: Recognise the legitimate interests of stakeholders**
The company is developing a formal code of conduct for the Board, management and staff.

The directors continually review the business to determine the most effective and appropriate operating procedures. Review includes risk management approach to health, safety and the commercial operations of the business to ensure compliance with its legal and social obligations to all stakeholders.

**MONARO MINING NL**
**DIRECTORS' REPORT**

**DIRECTORS' REPORT**

The Directors of Monaro Mining NL submit herewith the annual financial report for the year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The Directors of the Company in office during or since the end of the financial year are:

W R Grigor - Non-Executive Chairman
M Rampe - Executive Director
M J Evans - Non-Executive Director

Further information concerning the particulars of the Directors is included elsewhere within this report.

PRINCIPAL ACTIVITIES

The principal activities of the Company and of the Consolidated Entity are:

(i) exploration for minerals including uranium, gold and base metals;
(ii) the acquisition and sale of mineral tenements;

OPERATING RESULTS

The loss of the Consolidated Entity for the year ended 30 June 2006 after income tax was $921 337 (2005: loss $14 651).

DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 30 June 2006 nor have any amounts been paid or declared by way of dividend during the year.

REVIEW OF OPERATIONS

A review of operations carried on by the Company and the Consolidated Entity is set out in the Operations Review section of this Annual Report.

CHANGES IN THE STATE OF AFFAIRS

During the financial year the Company successfully concluded an initial public offering and listed on the Australian Stock Exchange on 15 September 2005. With the exception of the forgoing, there was no significant change in the state of affairs of the Consolidated Entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

FUTURE DEVELOPMENTS

The Consolidated Entity intends to continue its present range of activities during the forthcoming year and, in accordance with its objectives, may participate in new exploration projects. Certain information concerning future activity is set out in the Operations Review Section. Other information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the Consolidated Entity.

MONARO MINING NL
DIRECTORS' REPORT (continued)

ENVIRONMENTAL REGULATION

The Entity is subject to significant environmental regulation in respect of exploration activity. Approvals, licences, hearings and other regulatory requirements are observed by the Entity in respect of each tenement in which the Entity conducts exploration activity. At the date of this report, the Entity does not have any mines in production or under construction.

The Entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the Entity or joint venture operators. As at the date of this report the Company has not been notified of any breach.

SHARE OPTIONS

Details of share options over ordinary shares issued by the Company during the period together with details of options converted during the period and on issue at 30 June 2006 are set out in Note 15 to the financial statements and form part of this report.

The holders of share options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Details of incentive share options granted to Directors or Employees during the period are set out in Note 4 to the financial statements and form part of this report. These details have not changed at the date of this report.

Details of unissued shares or interests under option at the date of this report are:

| Issuing entity | Number of shares under option | Class of shares | Exercise price of option | Expiry date of options |
|---|---|---|---|---|
| Monaro Mining NL | 5 025 025 | Ordinary | $1.20 | 31 July 2007 |
| Monaro Mining NL | 2 400 000 | Ordinary | $0.40 | 30 June 2007 |
| Monaro Mining NL | 2 400 000 | Ordinary | $0.60 | 31 Dec 2008 |
| Monaro Mining NL | 350 000 | Ordinary | $1.07 | 19 Apr 2011 |

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

PARTICULARS OF DIRECTORS

WARWICK R GRIGOR

Mr Grigor, aged 47, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stock broking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business.

- Relevant interest in Monaro Mining NL shares
  1,285,080 fully paid shares
  2,000,000 contributing shares paid to 0.1 cents
- Relevant interest in Monaro Mining NL options:
  321,270 options having an exercise price at $1.20 and expiring 31 July 2007.
- Interest in contracts - refer note 24.

Mr Grigor attended all 4 Directors meetings.

MONARO MINING NL
DIRECTORS' REPORT (continued)

Mr Grigor has also held Directorships in the following ASX listed entities:

| **Company** | **Period of Directorship** |
|---|---|
| First Australian Resources Limited | Since 26 April 1995 |
| Peninsula Minerals Limited | Since 11 April 2005 |

Mr Grigor has also been a Director of Tianshan Goldfields Limited during the past three years.

MART RAMPE

Mr Rampe, aged 55, is a geologist with over thirty years experience in minerals exploration and development from grass roots exploration through to pre-mine development. He has worked with a number of commodities including gold, base metals and industrial minerals. Country experience includes Australia, Papua New Guinea, Solomon Islands, New Zealand and USA (Alaska). Since 1985 he has been the principal of Harvest Exploration Pty Ltd, a successful consultancy in the minerals and environmental industry. He has held senior exploration management positions in public listed and private exploration companies.

- Relevant interest in Monaro Mining NL shares
  40,000 fully paid shares
  1,500,000 contributing shares paid to 0.1 cents
- Relevant interest in Monaro Mining NL options:
  10,000 options having an exercise price at $1.20 and expiring 31 July 2007.
- Interest in contracts - refer note 24.

Mr Rampe attended all 4 Directors meetings.

MICHAEL J EVANS

Mr Evans, aged 56, is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and internationally.

- Relevant interest in Monaro Mining NL shares
  50,000 fully paid shares
  1,500,000 contributing shares paid to 0.1 cents
- Relevant interest in Monaro Mining NL options:
  12,500 options having an exercise price at $1.20 and expiring 31 July 2007.
- Interest in contracts - refer note 24.

Mr Evans attended all 4 Directors meetings.

Mr Evans has also held a Directorship in First Australian Resources Limited since 15 September 1992.

COMPANY SECRETARY

June Atling, aged 56, is a Certified Practising Accountant and holds a Bachelor of Commerce degree. Ms Atling was appointed Company Secretary in 2005.

**MONARO MINING NL**
**DIRECTORS' REPORT (continued)**

DIRECTORS AND EXECUTIVE DETAILS

The Directors of the Consolidated Entity during the year were:

- Warwick Robert Grigor (Non-Executive Chairman)
- Mart Rampe (Executive Director)
- Michael John Evans (Non-Executive Director)

The group executives of the Consolidated Entity during the year were:

- June Ann Atling
- Steven James McRobbie

REMUNERATION REPORT

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually at full Board level.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The Entity does not have a remuneration committee however the remuneration of Directors is dealt with at full Board level.

Remuneration packages contain the following key elements:

(a) Primary benefits – salary/fees and non monetary benefits including provision of motor vehicles and health benefits.
(b) Post employment benefits – superannuation.
(c) Equity – Share option granted as disclosed in Note 4 of the financial statements.
(d) Other Benefits.

The following table discloses the remuneration of the Directors of the Company and the highest paid executives of the Consolidated group:

| | Primary Short-term employee benefits | | Post-employment | | | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| Name | Salary and Fees $ | Other $ | Super $ | Other long-term employee benefits $ | Termination benefits $ | Options $ | $ |
| WR Grigor | 30 000 | 108 690 | 2 700 | - | - | - | 141 390 |
| M Rampe | 99 200 | 27 500 | 1 800 | - | - | - | 128 500 |
| MJ Evans | 20 000 | 25 000 | 4 050 | - | - | - | 49 050 |
| JA Atling (i) | 52 500 | - | 4 725 | - | - | 54 880 | 112 105 |
| SJ McRobbie (i) | 90 688 | 7 652 | - | - | - | 137 200 | 235 540 |
| Total | 292 388 | 168 842 | 13 275 | - | - | 192 080 | 666 585 |

**MONARO MINING NL**
**DIRECTORS' REPORT (continued)**

(i) These Options were granted to certain executives pursuant to an Incentive Option Scheme approved by shareholders at a General Meeting held on 11 January 2006. Option valuation amounts shown above have been calculated using the Binomial Tree Option Calculator with regard to and in accordance with ASIC guidance.

The model is based on an option life of five years, volatility of 67% and interest risk free rate of 5.75% discounted by 20% as the securities are not quoted. Although a value is ascribed and included in total Directors' and Executives' Remuneration, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price. On the date of grant of the options the ordinary shares were trading at $1.15. No Options were granted to Directors during the financial year.

PROCEEDINGS ON BEHALF OF THE COMPANY

At the date of this report the Directors are not aware of any proceedings on behalf of the Entity.

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services (refer note 6), during the year, by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 307 (c) of the Corporations Act 2001, the Directors' report includes the auditor's independence declaration on page 12 of the financial report.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

**Mr W Grigor**
**Chairman**
Sydney, 1 September 2006

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

1 September 2006

Board of Directors
Monaro Mining NL
Level 2
87 Colin Street
WEST PERTH WA 6005

Dear Directors

**RE: MONARO MINING NL**

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Monaro Mining NL.

As Audit Partner for the audit of the financial statements of Monaro Mining NL for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely
**STANTONS INTERNATIONAL**
**(Authorised Audit Company)**

**John Van Dieren**
**Director**

Au:MON5384\2006-02 YrEnd Ind Decl LH

Stantons International
ABN 41 103 088 697
LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

**INDEPENDENT AUDIT REPORT**

**TO THE MEMBERS OF
MONARO MINING NL**

## SCOPE

*The financial report and directors' responsibility*
The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense and accompanying notes to the financial statements, and the director's declaration for Monaro Mining NL (the Company) and the consolidated entity for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during the year. The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.





Russell Bedford

We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

**INDEPENDENCE**

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

In accordance with ASIC Class Order 05/83, we declare to the best of our knowledge and belief that the auditor's independence declaration set out on page 27 of the financial report has not changed as at the date of providing our audit opinion.

**AUDIT OPINION**

In our opinion, the financial report of Monaro Mining NL is in accordance with:

a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

**STANTONS INTERNATIONAL**
**(Authorised Audit Company)**

Stantons International

**John Van Dieren**
**Director**

Perth, Western Australia
1 September 2006

**MONARO MINING NL**
**DIRECTORS' DECLARATION**

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Company and Consolidated Entity; and

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

**Warwick Grigor**
**Chairman**
Sydney, 1 September 2006

MONARO MINING NL AND CONTROLLED ENTITIES

# Income statement for the financial year ended 30 June 2006

| | Note | Consolidated 2006 $ | Consolidated 2005 $ | Company 2006 $ | Company 2005 $ |
|---|---|---|---|---|---|
| Revenues from continuing operations | | - | - | - | - |
| Other income | 2(a) | 112 287 | 47 | 109 931 | 47 |
| Accounting and audit | | (17 880) | - | (17 880) | - |
| Depreciation | | (6 528) | - | (3 246) | - |
| Employee benefits expense | 4(e) | (192 080) | - | (192 080) | - |
| Foreign exchange loss | | (541) | - | - | - |
| Insurance | | (5 087) | - | (4 599) | - |
| Occupancy & administration expenses | | (81 384) | - | (49 519) | - |
| Project expenditure | | (253 198) | (13 375) | (233 544) | (13 375) |
| Promotion | | (48 178) | - | (46 855) | - |
| Salary, wages, professional fees | | (357 775) | - | (191 022) | - |
| Travel | | (70 973) | - | (54 162) | - |
| Other expenses | | - | (1 323) | (367 611) | (1 323) |
| **(Loss) before income tax expense** | 2(b) | (921 337) | (14 651) | (1 050 587) | (14 651) |
| Income tax expense | 3(a) | - | - | - | - |
| (Loss) from continuing operations | | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **(Loss) for the period** | | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **(Loss) attributable to members of Monaro Mining NL** | 17 | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **Earnings per share:** | | | | | |
| Basic profit (loss) cents per share | 18 | (4.8) | (146) | | |
| Diluted profit (loss) cents per share | 18 | (4.8) | (146) | | |

Notes to the financial statements are included on pages 35 to 71.

MONARO MINING NL AND CONTROLLED ENTITIES

# Balance sheet as at 30 June 2006

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | Note | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | | 3 015 374 | 21 081 | 2 909 961 | 21 081 |
| Trade and other receivables | 7 | 18 995 | - | 18 995 | - |
| Other | 8 | 3 633 | 19 828 | - | 19 828 |
| **Total Current Assets** | | 3 038 002 | 40 909 | 2 928 956 | 40 909 |
| **NON CURRENT ASSETS** | | | | | |
| Trade and other receivables | 9 | - | - | - | - |
| Other financial assets | 10 | 50 000 | 40 000 | 3 677 194 | 40 000 |
| Property, plant and equipment | 11 | 44 561 | - | 8 806 | - |
| Mineral properties | 12 | 3 639 084 | - | - | - |
| **Total Non-Current Assets** | | 3 733 645 | 40 000 | 3 686 000 | 40 000 |
| **TOTAL ASSETS** | | 6 771 647 | 80 909 | 6 614 956 | 80 909 |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 13 | 130 027 | 4 373 | 103 898 | 4 373 |
| Borrowings | 14 | - | 77 967 | - | 77 967 |
| **Total Current Liabilities** | | 130 027 | 82 340 | 103 898 | 82 340 |
| **TOTAL LIABILITIES** | | 130 027 | 82 340 | 103 898 | 82 340 |
| **NET ASSETS/(LIABILITIES)** | | 6 641 620 | (1 431) | 6 511 058 | (1 431) |
| **EQUITY** | | | | | |
| Issued Capital | 15 | 5 673 722 | 5 220 | 5 673 722 | 5 220 |
| Reserves | 16 | 1 895 886 | - | 1 894 574 | - |
| Accumulated losses | 17 | (927 988) | (6 651) | (1 057 238) | (6 651) |
| **TOTAL EQUITY** | | 6 641 620 | (1 431) | 6 511 058 | (1 431) |

Notes to the financial statements are included on pages 35 to 71.

MONARO MINING NL AND CONTROLLED ENTITIES

# Statement of recognised income and expense for the financial year ended 30 June 2006

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | Note | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Translation of foreign operations: | | | | | |
| Exchange differences taken to equity | 16 | 1 312 | - | - | - |
| Option reserve increments | 16 | 1 894 574 | - | 1 894 574 | - |
| Share issue costs | | (270 898) | - | (270 898) | - |
| Income tax on items taken directly to or transferred from equity | | - | - | - | - |
| **Net income recognised directly in equity** | | 1 624 988 | - | 1 623 676 | - |
| **(Loss) for the period** | 17 | (921 337) | (14 651) | (1 050 587) | (14 651) |
| **Total recognised income and expense for the period** | | (703 651) | (14 651) | (573 089) | (14 651) |
| Attributable to: | | | | | |
| Equity holders of the parent | | (703 651) | (14 651) | (573 089) | (14 651) |
| Effects of changes in accounting policy: | | | | | |
| Equity holders of the parent | | - | - | - | - |

Notes to the financial statements are included on pages 35 to 71.

MONARO MINING NL AND CONTROLLED ENTITIES

# Cash flow statement
# for the financial year ended 30 June 2006

| | Note | Consolidated 2006 $ | Consolidated 2005 $ | Company 2006 $ | Company 2005 $ |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Receipts from customers | | - | - | - | - |
| Payments to suppliers | | (733 548) | (12 186) | (510 737) | (12 186) |
| Net cash provided by/(used in) operating activities | 26(b) | (733 548) | (12 186) | (510 737) | (12 186) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Interest received | | 103 583 | 47 | 103 583 | 47 |
| Payments for mineral properties | | (10 000) | (40 000) | (10 000) | (40 000) |
| Payments for property, plant and equipment | | (51 987) | - | (12 052) | - |
| Amounts advanced to related parties | | - | - | (361 806) | - |
| Other | | 7 677 | - | - | - |
| Net cash from (used in) investing activities | | 49 273 | (39 953) | (280 275) | (39 953) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Borrowings from related parties | | - | 79 828 | - | 79 828 |
| Proceeds from issue of shares and other equity securities | | 4 077 503 | 5 200 | 4 077 503 | 5 200 |
| Repayment of borrowings | | (77 933) | | (77 933) | |
| Payment for share issue costs | | (319 678) | (19 828) | (319 678) | (19 828) |
| Net cash provided by financing activities | | 3 679 892 | 65 200 | 3 679 892 | 65 200 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 2 995 617 | 13 061 | 2 888 880 | 13 061 |
| Cash and cash equivalents at the beginning of the year | | 21 081 | 8 020 | 21 081 | 8 020 |
| Effects of exchange rate changes on cash and cash equivalents | | (1 324) | - | - | - |
| Cash and cash equivalents at the end of the period | 26(a) | 3 015 374 | 21 081 | 2 909 961 | 21 081 |

Notes to the financial statements are included on pages 35 to 71.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 1. Summary of significant accounting policies

### Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the Consolidated financial statements and notes of the Consolidated Entity comply with International Financial Reporting Standards ('IFRS'). The Parent Entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 132 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require disclosures to be presented by the Parent Entity where its separate financial statements are presented together with the Consolidated financial statements of the Consolidated Entity.

The financial statements were authorised for issue by the Directors on 1 September 2006.

**Summary of significant accounting policies**

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

*Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS).*

This financial report is the first financial report to be prepared by Monaro Mining NL in accordance with AIFRSs. Financial statements of Monaro Mining NL until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS.

The Entity changed its accounting policies on 1 January 2005 to comply with AIFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies under AGAAP to A-IFRS has affected the Entity's financial position, financial performance and cash flows is discussed in note 28.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 28), the Entity's date of transition, except for the accounting policies in respect of financial instruments. The impact of changes in these accounting policies on 1 January 2005, the date of transition for financial instruments, is discussed further in note 28.

*Historical cost convention*
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities at fair value through profit or loss.

*Critical accounting estimates*
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Entity's accounting policies. The areas involving a higher degree of judgement of complexity, or areas where assumptions and estimates are significant to the financial statements have been disclosed in notes where applicable.

**(a) Borrowings**

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Entity has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(b) Borrowing costs**

Borrowing costs are expensed.

**(c) Cash and cash equivalents**

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the Entity's activities.

**(d) Derivative Financial Instruments**

The Entity does not presently hold derivatives.

**(e) Employee benefits**

*General*
Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave, other leave entitlements and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

*Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*Share based payments*

The Entity has applied the requirements of AASB 1 *'First-time adoption of Australian Equivalents to International Financial Reporting Standards'* in respect of equity instruments and share based payments.

*Shares options granted after 7 November 2002 and vested after 1 January 2005*
Equity-settled share-based payments granted after November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at grant the date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity's estimate of shares that will eventually vest.

For cash settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(f) Investments and other financial assets**

*Financial assets at fair value through profit or loss*
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as such if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

*Held-to-maturity investments*
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Entity's management has the positive intention and ability to hold to maturity.

Bills of exchange are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

*Available-for-sale financial assets*
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs.

Securities held by the Entity are classified as being available-for-sale and are stated at fair value less impairment. Realised and unrealised gains and losses arising from changes in fair value are recognised directly in equity in the available-for-sale revaluation reserve, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in the available-for-sale revaluation reserve is included in profit or loss for the period.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss –measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

*Loans and receivables*
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loan and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(g) Fair value estimation**

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Entity for similar financial instruments.

**(h) Financial instruments issued by the company**

*Debt and equity instruments*
Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

*Transaction costs on the issue of equity instruments*
Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

*Interest and dividends*
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The Entity does not presently pay dividends.

**(i) Foreign currency translation**

*Functional and presentation currency*
Items included in the financial statements of each Entity are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The financial statements are presented in Australian dollars, which is Monaro Mining NL's functional and presentation currency.

*Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

*Group companies and foreign operations*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(i) Foreign currency translation (continued)**

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign Entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign Entity and translated at exchange rates prevailing at the reporting date.

**(j) Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

**(k) Acquisition of assets and goodwill**

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(l) Exploration and evaluation costs**

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 '*Exploration for and Evaluation of Mineral Resources*' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed recoverable amount. Impairment losses are recognised in the income statement.

**(m) Impairment of Assets**

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

**(n) Income tax**

*Current tax*
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

*Deferred tax*
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

**1. Summary of significant accounting policies (continued)**

**(n) Income tax (continued)**

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, and joint ventures except where the Entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/ Entity intends to settle its current tax assets and liabilities on a net basis.

*Current and deferred tax for the period*
Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

**(o) Joint ventures**

*Jointly controlled assets and operations*
Interests in jointly controlled assets and operations are reported in the financial statements by including the Entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

*Jointly controlled entities*
The interest in a joint venture partnership is accounted for in the financial statements using the equity method and is carried at cost by the parent Entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing a joint venture partnership and transactions with the joint venture are eliminated to the extent of the Entity's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

**(p) Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*Entity as lessee*
Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the Entity's general policy on borrowing costs. Refer to note 1(b).

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(p) Leases (continued)**

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

*Lease incentives*
In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

**(q) Non-current assets held for sale**

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. The sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

**(r) Payables**

Trade payables and other accounts payable are recognised when the Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

**(s) Principles of consolidation**

The financial statements are prepared by combining the financial statements of all the entities that comprise the Entity, being the company (the parent Entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Monaro Mining NL ("company" or "parent Entity") as at the reporting date and the results of all the subsidiaries for the year then ended. Monaro Mining NL and its subsidiaries together are referred to as the Group or the consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another Entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries which are business combinations by the Group (refer to Note 1(k)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(t) Property, plant and equipment**

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase which is amortised on a units of production method based on the ratio of actual production to remaining proved reserves as estimated by independent experts, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the Entity will obtain ownership of the asset, the life of the asset.

Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value, as follows:

| | |
|---|---|
| - Motor vehicles | 22.5% |
| - Computer hardware | 40% |
| - Computer software | 40% |
| - Website development | 40% |
| - Office Furniture and Equipment | 20% |
| - Telephones | 30% |
| - Field Equipment | 30% |

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Entity policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

**(u) Provisions**

Provisions are recognised when the Entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

An onerous contract is considered to exist where the Entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

The Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent consultants.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**1. Summary of significant accounting policies (continued)**

**(v) Revenue recognition**

*Sale of mineral products*
Revenue from the sale of minerals is recognised when the Entity has transferred to the buyer the significant risks and rewards of ownership and can be measured reliably.

*Dividend and interest revenue*
Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

**(w) Share-based payments**

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

**(x) Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

**(y) Trade receivables**

Trade receivables are recognised initially at fair value. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance for doubtful receivables is established when there is objective evidence that the Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement of the allowance is recognised in the income statement.

**(z) Earnings per share**

*Basic earnings per share*
Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 2. Loss from operations

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **(a) Revenue** | | | | |
| Revenue from operations consisted of the following items: | | | | |
| Interest Revenue: | | | | |
| Interest received or due and receivable: | | | | |
| Bank Deposits | 109 931 | 47 | 109 931 | 47 |
| Other | 2 356 | | | |
| | 112 287 | 47 | 109 931 | 47 |
| **(b) Loss before income tax** | | | | |
| Loss before income tax has been arrived at after crediting/(charging) the following gains and losses from continuing operations: | | | | |
| Net foreign exchange gains/(losses) | (541) | - | - | - |
| Exploration costs expensed | (253 198) | (13 375) | (233 544) | (13 375) |
| Depreciation of non-current assets | (6 528) | - | (3 246) | - |
| Employee Benefit Expense: | | | | |
| - Post employment benefits: | | | | |
| Defined Contribution Plans | (13 275) | - | (13 275) | - |
| Share-based payments: | | | | |
| Equity settled share-based payments | (192 080) | - | (192 080) | - |
| Other employee benefits | (7 652) | - | - | - |

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

### 3. Income Taxes

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **(a) Income tax recognised in profit or loss** | | | | |
| **Tax expense/(income) comprises:** | | | | |
| Current tax expense/(income) | (276 401) | (4 395) | (315 176) | (4 395) |
| Deferred tax expense/(income) relating to the origination and reversal of temporary differences | 276 401 | 4 395 | 315 176 | 4 395 |
| Benefit arising from previously unrecognised tax losses, tax credits or temporary differences of a prior period that is used to reduce: | | | | |
| - current tax expense | - | - | - | - |
| - deferred tax expense | - | - | - | - |
| Total tax expense/(income) * | | | | |
| * All attributable to continuing operations | - | - | - | - |
| The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows: | | | | |
| Loss from operations | (921 337) | (14 651) | (1 050 587) | (14 651) |
| Income tax expense (income) calculated at ** | (276 401) | (4 395) | (315 176) | (4 395) |
| Non-deductible expenses | 58 029 | - | 58 029 | - |
| Unused tax losses and tax offsets not recognised as deferred tax assets | 218 372 | 4 395 | 257 147 | 4 395 |
| Previously unrecognised and unused tax losses and tax offsets now recognised as deferred tax assets | - | - | - | - |
| (Over)/under provision of income tax in previous year | - | - | - | - |
| | - | - | - | - |

**The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period. Adjustment has been made for the impact of the Kyrgyz income tax rate which is 20% for the purpose of this disclosure note with respect to the operations of the Consolidated Entity

**(b) Income tax recognised directly in equity**

| | Consolidated 2006 | Consolidated 2005 | Company 2006 | Company 2005 |
|---|---|---|---|---|
| There were no current and deferred amounts charged directly to equity during the period: | - | - | - | - |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**3. Income taxes (continued)**

**(c) Deferred Tax Assets**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| On Income Tax Account | | | | |
| Carry forward tax losses | 334 817 | 4 395 | 284 602 | 4 395 |
| Total | 334 817 | 4 395 | 284 602 | 4 395 |

**(d) Deferred Tax Liabilities (at 30%)**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Other | 1 904 | - | 1 904 | - |
| Total | 1 904 | - | 1 904 | - |

The above deferred tax assets have not been brought to account as assets.

The carried forward tax losses used in the determination of the deferred tax asset calculation are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Tax losses in Australia (net) | (949 117) | (14 651) | (948 676) | (14 651) |
| Tax losses in the Kyrgyz Republic (net) | (250 413) | - | - | - |
| Total | (1 199 530) | (14 651) | (948 676) | (14 651) |

For the purposes of determining deferred tax asset calculations the tax rate used for the Australian parent and subsidiary is 30%. The corporate tax rate for the Kyrgyz Republic is 20%.

**Tax consolidation**

**Relevance of tax consolidation to the Consolidated Entity**

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2006 and are therefore taxed as a single entity from that date. The head Entity within the tax-Consolidated Group is Monaro Mining NL. The members of the tax-consolidated group are identified at note 21. A decision to consolidate for tax purposes has not yet been formally notified to the Australian Taxation Office.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

### 4. Key management personnel compensation

**(a) Details of key management personnel**
The key management personnel of the Consolidated Entity during the year were:

- WR Grigor (Non-Executive Chairman)
- Mart Rampe (Executive Director)
- MJ Evans (Non-Executive Director)
- JA Atling (Administration Manager Australia)
- SJ McRobbie (Manager Kyrgyz)

**(b) Key management personnel compensation policy**
The Entity does not have a remuneration committee however the remuneration of key management personnel is dealt with at full Board level. The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman. As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

**(c) Key management personnel compensation**
The aggregate compensation of the key management personnel of the Consolidated Entity and the company is set out below:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Short-term employee benefits | 461 230 | - | 362 890 | - |
| Post employment benefits | 13 275 | - | 13 275 | - |
| Other long-term benefits | - | - | - | - |
| Termination benefits | - | - | - | - |
| Share-based payment | 192 080 | - | 192 080 | - |
| Total | 666 585 | - | 568 245 | - |

2006

| Name | Short-term employee benefits | | Post-employment | Other long-term employee benefits | Termination benefits | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| | Salary and Fees $ | Other $ | Super $ | $ | $ | Options (e) $ | $ |
| WR Grigor | 30 000 | 108 690 | 2 700 | - | - | - | 141 390 |
| M Rampe | 99 200 | 27 500 | 1 800 | - | - | - | 128 500 |
| MJ Evans | 20 000 | 25 000 | 4 050 | - | - | - | 49 050 |
| JA Atling | 52 500 | - | 4 725 | - | - | 54 880 | 112 105 |
| SJ McRobbie | 90 688 | 7 652 | - | - | - | 137 200 | 235 540 |
| Total | 292 388 | 168 842 | 13 275 | - | - | 192 080 | 666 585 |

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

**4. Key Management personnel compensation (continued)**

2005

| Name | Short-term employee benefits | | Post employment | Other long-term employee benefits | Termination benefits | Share-based payment | Total |
|---|---|---|---|---|---|---|---|
| | Salary/ Fee $ | Other Benefits $ | Super $ | | $ | Options (e) $ | $ |
| WR Grigor | - | - | - | - | - | - | - |
| M Rampe | - | - | - | - | - | - | - |
| MJ Evans | - | - | - | - | - | - | - |
| JA Atling | - | - | - | - | - | - | - |
| SJ McRobbie | - | - | - | - | - | - | - |
| Total | - | - | - | - | - | - | - |

**(d) Contracts for services of key management personnel**

There are written contracts between the Messrs Rampe and McRobbie and the Consolidated Entity.

Rampe: By an agreement dated 1 April 2005 the Company engaged the services of Harvest Exploration Pty Ltd ("Harvest") (a company connected with Mr Mart Rampe) to provide consulting geological and management services to the Company for a period of 24 months commencing on the date the Company was listed on the ASX (15 September 2005).

Either party may terminate the agreement at any time, on reasonable notice, with reasonable termination payments, to be negotiated in good faith, taking into account length of service and performance.

Under the terms of the Agreement, Harvest is required to provide the services of Mr Mart Rampe for 120 hours per month to be dedicated to the affairs of the Company.

Under the Agreement, the Company is to pay to Harvest a minimum of $8,000 plus GST per month which amount covers the hourly services of Mr Mart Rampe.

Under the Agreement the Company is to pay for office costs in connection with the consulting services by Harvest including costs of separate phone and fax and broadband and vehicle mileage. Should other employees of Harvest be required from time to time to perform services for the Company then, subject to Board approval, their services will be charged to the Company at agreed rates.

Under the Agreement the Company is to provide directors liability insurance (ie for Mr Rampe who is a director of the Company) and public liability insurance. At the date of this report, such insurance had not been arranged.

McRobbie: By an agreement dated 1 December 2005 the Company engaged the services of Steven McRobbie ("McRobbie") to serve as Operations manager in Kyrgystan for a period of 12 months at the rate of US$12,000 per calendar month. Under the Agreement the Company is to reimburse McRobbie for costs incurred in the proper performance of his duties and to provide an appropriate standard of accommodation.

The contract may be terminated by either party giving not less than 2 months notice.

Under the Agreement the Company is to provide insurance coverage in relation to travel and medical evacuation if required.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**4. Key Management personnel compensation (continued)**

**(e) Incentive Options Granted as Remuneration**

Details of incentive options granted during 2006 are shown in the table below:

| Name | Vested No. | Granted No. | Grant date | Fair value at grant date $ | Expiry date | Exercise price $ | Fair value received $ |
|---|---|---|---|---|---|---|---|
| WR Grigor | - | - | - | - | - | - | - |
| M Rampe | - | - | - | - | - | - | - |
| MJ Evans | - | - | - | - | - | - | - |
| JA Atling | 100 000 | 100 000 | 19 April 2006 | 54 880 | 19 April 2011 | $1.07 | 54 880 |
| SJ McRobbie | 250 000 | 250 000 | 19 April 2006 | 137 200 | 19 April 2011 | $1.07 | 137 200 |

No incentive options were granted during the previous financial year.

These forgoing options were granted to executives pursuant to an Incentive Option Scheme approved by shareholders at a General Meeting held on 11 January 2006. Option valuation amounts shown above have been calculated using the Binomial Tree Option Calculator with regard to and in accordance with ASIC guidance.

These options carry no voting rights and no rights to dividends.

The model assumes an option life of five years, volatility of 67% and interest risk free rate of 5.75% discounted by 20% as the securities are not listed. Although a value is ascribed and included in total compensation, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price of $1.07. On the date of grant of the options the ordinary shares were trading at $1.15.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 5. Executive share option

(a) Executive share options

An Incentive Option Scheme was approved by shareholders at a General Meeting held on 11 January 2006 pursuant to which, certain share options have been granted to executives. Each option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised on expiry of six months from the date the Option is granted and ending on its Expiry Date except to the extent that any terms and conditions imposed in relation to any Options granted by the Board at or prior to the time of grant state otherwise.

(b) The following table reconciles the outstanding share options granted to key management at the beginning and end of the financial year:

| Executive share options | 2006 No: | 2005 No: |
|---|---|---|
| Balance at beginning of the financial year | - | - |
| Granted during the financial year (i) | 350 000 | - |
| Exercised during the financial year (ii) | - | - |
| Lapsed during the financial year (iii) | - | - |
| Balance at the end of the financial year (iv) | 350 000 | - |

(i) Granted during the financial year

Details of incentive options granted as remuneration during the 2006 financial year are included in the table below. No options were granted during the previous financial period.

| 2006 Options - Series | No | Grant Date | Expiry/exercise date | Exercise Price $ | Fair Value At grant date $ | Fair Value Received $ |
|---|---|---|---|---|---|---|
| Issued 19 April 2006 | 350 000 | 19 April 2006 | 19 April 2011 | $1.07 | 192 080 | 192 080 |

(ii) Options exercised during the financial year.

There were no incentive share options exercised during the 2006 or 2005 financial year by executives or Directors.

(iii) Lapsed options

There were no incentive share options which lapsed during the 2006 or 2005 financial year.

(iv) The incentive share options outstanding at the end of the financial year had an exercise price of $1.07 and a remaining contractual life of 4 years and 293 days.

In accordance with the terms of the Incentive Option Scheme, options issued during the year ended 30 June 2006 vest at the date of their issue. The financial impact in respect of these options has been recognised as an expense and for the purposes of determining key management compensation in respect of that financial year as disclosed in note 4. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exercised and the proceeds received allocated to share capital.

In accordance with the terms of the Incentive Option Scheme, options may be exercised on expiry of six months from the date the Option is granted and ending on its Expiry Date except to the extent that any terms and conditions imposed in relation to any Options granted by the Board at or prior to the time of grant state otherwise.

Consideration received on the exercise of incentive options is recognised in contributed equity. During the financial year $nil (2005: $nil) was recognised in contributed equity arising from the exercise of incentive options.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 6. Remuneration of auditors

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Auditor of the Parent Entity | 15 030 | - | 15 030 | - |
| Audit or review of the financial report | 385 | - | 385 | - |
| Taxation services | - | - | - | - |
| | 15 415 | - | 15 415 | - |
| Other Auditors | - | - | - | - |
| Auditing the financial report | 2 450 | - | 2 450 | - |
| Non audit services | - | - | - | - |
| **Total** | 17 865 | - | 17 865 | - |

The auditor of the Consolidated Entity is Stantons International.

## 7. Receivables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Other receivables | 18 995 | - | 18 995 | - |
| **Total** | 18 995 | - | 18 995 | - |

## 8. Other current assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Prepayments | 3 633 | 19 828 | - | 19 828 |
| **Total** | 3 633 | 19 828 | - | 19 828 |

## 9. Non current Receivables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Unsecured loans to controlled entities | - | - | 369 968 | - |
| Allowance for doubtful debts | - | - | (369 968) | - |
| **Total** | - | - | - | - |

## 10. Other non current financial assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Security Deposits NSW Government | 50 000 | 40 000 | 50 000 | 40 000 |
| Shares in unlisted controlled entities at fair value | - | - | 3 627 194 | - |
| **Total** | 50 000 | 40 000 | 3 677 194 | 40 000 |

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

## 11. Property, Plant and Equipment

| | Consolidated | | | Monaro Mining NL | | |
|---|---|---|---|---|---|---|
| | Plant and Equipment | Equipment under finance lease | TOTAL | Plant and Equipment | Equipment under finance lease | TOTAL |
| **Gross Carrying Amount** | $ | $ | $ | $ | $ | $ |
| Balance at 1 July 2004 | - | - | - | - | - | - |
| Additions | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - | - | - |
| **Balance at 1 July 2005** | - | - | - | - | - | - |
| Additions | 51 372 | - | 51 372 | 12 052 | - | 12 052 |
| Disposals | - | - | - | - | - | - |
| Impairment | (50) | - | (50) | - | - | - |
| Net foreign currency exchange differences | (254) | - | (254) | - | - | - |
| **Balance at 30 June 2006** | 51 068 | - | 51 068 | 12 052 | - | 12 052 |
| **Accumulated Depreciation /amortisation and impairment** | | | | | | |
| Balance at 1 July 2004 | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Depreciation expense | - | - | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - | - | - |
| **Balance at 1 July 2005** | - | - | - | - | - | - |
| Disposals | - | - | - | - | - | - |
| Impairment | - | - | - | - | - | - |
| Depreciation expense | 6 528 | - | 6 528 | 3 246 | - | 3 246 |
| Net foreign currency exchange differences | (21) | - | (21) | - | - | - |
| **30 June 2006** | 6 507 | - | 6 507 | 3 246 | - | 3 246 |
| **NET BOOK VALUE** | | | | | | |
| 30 June 2005 | - | - | - | - | - | - |
| 30 June 2006 | 44 561 | - | 44 561 | 8 806 | - | 8 806 |

Aggregate depreciation allocated, whether recognised as an expense, or capitalised as part of the carrying amount of other assets during the year.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Plant and equipment | 6 528 | - | 3 246 | - |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 12. Mineral Properties

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **Non-producing properties** | | | | |
| Exploration and evaluation expenditure: | | | | |
| Intangible | | | | |
| Balance at 1 July | - | - | - | - |
| Additions | 3 639 084 | - | - | - |
| Impairment losses | - | - | - | - |
| Net foreign currency exchange differences | - | - | - | - |
| Balance at 30 June | 3 639 084 | | | |

(a) The ultimate recoupment of balances carried forward in relation to areas of interest still in the exploration or valuation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

## 13. Current payables

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Trade payables | 75 980 | 4 373 | 75 980 | 4 373 |
| Other (Accruals) | 54 047 | - | 27 918 | - |
| | 130 027 | 4 373 | 103 898 | 4 373 |

## 14. Current borrowings

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Unsecured Loans | - | 77 967 | - | 77 967 |
| | - | 77 967 | - | 77 967 |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 15. Issued Capital

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| 19,700,100 fully paid ordinary shares (2005: 100) | 5 939 420 | 20 | 5 939 420 | 20 |
| 5,200,000 partly paid ordinary shares (2005: 5,200,000) | 5 200 | 5 200 | 5 200 | 5 200 |
| Share issue expenses | (270 898) | - | (270 898) | - |
| | 5 673 722 | 5 220 | 5 673 722 | 5 220 |

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value.

| | Consolidated and Company | | | |
|---|---|---|---|---|
| | 2006 Number | 2006 $ | 2005 Number | 2005 $ |
| **Fully paid ordinary shares** | | | | |
| Balance at beginning of financial year | 100 | 20 | 100 | 20 |
| Transfer from option reserve account | - | 323 400 | - | - |
| Shares allotted during the year | 19 700 000 | 5 616 000 | - | - |
| Share issue costs | - | (270 898) | - | - |
| Ordinary fully paid shares at end of year | 19 700 100 | 5 668 522 | 100 | 20 |

Fully paid ordinary shares carry one vote per share and carry the right to dividends. Partly paid ordinary shares entitle the holder to vote, participate in dividends and proceeds on a winding up in proportion to the number of and amounts paid on the shares held.

**Share Issue**

During the financial year the Company issued the following:

(1) Initial Public Offering

15,000,000 shares were issued at 20 cents per share in the IPO prior to listing on the ASX raising $3,000,000 before issue expenses to provide working capital for the Company. Costs associated with the capital raising amounted to $270,898.

(2) Acquisition of Carbeck Pty Ltd

3,500,000 shares were issued as part of the Carbeck Pty Ltd settlement at a deemed value of 57.6 cents per share. An amount of $2,016,000 was allocated to Carbeck Pty Ltd.

(3) Additional Share Options

3,000,000 Unlisted Options were issued as part of the Carbeck Pty Ltd settlement at a deemed value of 27.1 cents each convertible to shares on payment of 40 cents per share between the issue date and 30 June 2007. An amount of $813,000 was allocated to Carbeck Pty Ltd.

3,000,000 Unlisted Options were issued as part of the Carbeck Pty Ltd settlement at a deemed value of 26.8 cents each convertible to shares on payment of 60 cents per share between the issue date and 31 December 2008. An amount of $804,000 was allocated to Carbeck Pty Ltd.

- An allotment of 350,000 Employee Incentive Options exercisable at $1.07 cents expiring on 19 April 2011 was made on 19 April 2006.

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

**15. Issued Capital (Continued)**

- An allotment of 4,775,025 listed options at 10 cents per option exercisable at $1.20 expiring on 31 July 2007 raising $477,502 for working capital before costs was made. Costs associated with the capital raising amounted to $93,608.
- An allotment of 250,000 listed options at a deemed value of 10 cents per option exercisable at $1.20 expiring on 31 July 2007 was issued to the underwriter. An amount of $25,000 was allocated to share issue expenses.
- During the period 600,000 30 June 2007 options were converted to ordinary shares at an exercise price of 40 cents raising $240,000.
- During the period 600,000 31 December 2008 options were converted to ordinary shares at an exercise price of 60 cents raising $360,000.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 Number | 2006 $ | 2005 Number | 2005 $ |
| **Partly paid ordinary shares** | | | | |
| Balance at beginning of financial year | 5 200 000 | 5 200 | 5 200 000 | 5 200 |
| Movements | - | - | - | - |
| Balance at end of financial year | 5 200 000 | 5 200 | 5 200 000 | 5 200 |

Partly paid ordinary shares carry one vote per share and carry the right to dividends. These shares are paid to 0.1 cents each. The balance of 19.9 cents payable on each of these shares has been called and is payable on or before 31 May 2010.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 16. Reserves

**Summary**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Option reserve – listed | 408 894 | - | 408 894 | - |
| Option reserve - unlisted | 1 293 600 | - | 1 293 600 | - |
| Employee equity-settled benefits | 192 080 | - | 192 080 | - |
| Total Option reserve | 1 894 574 | - | 1 894 574 | - |
| Foreign currency translation | 1 312 | - | - | - |
| | 1 895 886 | - | 1 894 574 | - |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| (i) Option reserve – listed | | | | |
| - opening balance | - | - | - | - |
| - options allotted | 502 502 | - | 502 502 | - |
| - options converted | - | - | - | - |
| Option issue costs | (93 608) | | (93 608) | |
| - balance at end of year | 408 894 | - | 408 894 | - |
| (ii) Option reserve – unlisted | | | | |
| - opening balance | - | - | - | - |
| - options allotted | 1 617 000 | - | 1 617 000 | - |
| - options converted | (323 400) | - | (323 400) | - |
| - balance at end of year | 1 293 600 | - | 1 293 600 | - |
| (iii) Employee equity-settled benefits reserve | | | | |
| - balance at beginning of financial year | - | - | - | - |
| - share-based payment | 192 080 | - | 192 080 | - |
| - transfer to share capital | - | - | - | - |
| - balance at end of financial year | 192 080 | - | 192 080 | - |

The employee equity-settled benefits reserve arises on the grant of share options to executives under the executive share option plan. Amounts are transferred out of the reserve and into issued capital when the options are exercised. Further information about share-based payments to employees is made in note 4 to the financial statements.

| | Consolidated 2006 $ | Consolidated 2005 $ | Company 2006 $ | Company 2005 $ |
|---|---|---|---|---|
| (iv) Foreign currency translation reserve | | | | |
| - balance at beginning of year | - | - | - | - |
| - deficit on translation of overseas controlled Entity | 1 312 | - | - | - |
| | 1 312 | - | - | - |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 17. Accumulated Losses

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2006<br>$ | 2005<br>$ |
| Balance at beginning of financial year | (6 651) | - | (6 651) | - |
| Loss attributable to members of the Parent entity | (921 337) | (14 651) | (1 050 587) | (14 651) |
| Cancellation of Capital | - | 8 000 | - | 8 000 |
| Balance at end of financial year | (927 988) | (6 651) | (1 057 238) | (6 651) |

## 18. Earnings Per Share

| | 2006<br>Cents per share | 2005<br>Cents per share |
|---|---|---|
| **Basic earnings per share (loss)** | (4.8) | (146) |
| **Diluted earnings per share (loss)** | (4.8) | (146) |
| **Basic Earnings per Share**<br>The earnings and weighted average number of ordinary shares used in the calculation of the basic earnings per share are as follows: | 19 003 388 | 100 |
| | **2006<br>$** | **2005<br>$** |
| Earnings (a) | (921 337) | (14 651) |
| | **Number** | **Number** |
| Weighted average number of ordinary shares for the purposes of basic earnings per share (b) | 19 003 388 | 100 |
| | **$** | **$** |
| (a) Earnings used in the calculation of basic earnings per share is net profit (loss) from ordinary activities after related income tax expense | (921 337) | (14 651) |
| (b)The employee options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below) | | |

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

## 18. Earnings Per Share (continued)

**Diluted Earnings per Share**
The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows:

| | | |
|---|---|---|
| Earnings (a) | (921 337) | (14 651) |
| | **Number** | **Number** |
| Weighted average number of ordinary shares for the purposes of diluted earnings per share (b) and (c) | 19 003 388 | 100 |
| | **$** | **$** |
| (a) Earnings used in the calculation of basic earnings per share reconciles to net profit(loss) in the income statement as follows:<br>Net profit (loss) after related income tax expense | (921 337) | (14 651) |
| (b)The weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows: | | |
| | **Number** | **Number** |
| Weighted average number of ordinary shares used in the calculation of basic EPS | 19 003 388 | 100 |
| Weighted average number of ordinary shares and potential ordinary shares used in the calculation of the diluted EPS | 19 003 388 | 100 |

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary share used in the calculation of diluted EPS
$1.20 July 2007 listed options (MROO)
$0.40 June 2007 unlisted options
$0.60 Dec 2008 unlisted options
$1.07 Apr 2011 unlisted options

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 19. Commitments for expenditure

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| Mineral Properties | | | | |
| Not longer than 1 year | 620 781 | 226 500 | 314 027 | 226 500 |
| Longer than 1 year and not longer than 5 years | 723 132 | 496 632 | 723 132 | 496 632 |
| Longer than 5 years | - | - | - | - |
| | 1 343 913 | 723 132 | 1 037 159 | 723 132 |

The exploration commitments reflect the minimum expenditure to meet the conditions under which the properties are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, joint venture or relinquishment of the interests and may vary depending upon the results of exploration. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

## 20. Contingent liabilities and contingent assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **Contingent liabilities** | 32 300 | | 32 300 | |
| **Contingent assets** | - | - | - | - |

Details of service contracts with executives are set out in Note 4(d). In the event that service contracts are terminated early then the Company may become liable for payments in lieu of notice. In relation to the McRobbie contract this comprises 2 months or approximately $32,300. In the case of the Rampe contract this amount is not presently quantifiable. There are no other contingent liabilities arising from service contracts with executives.

Pursuant to an Agreement to acquire uranium and gold exploration licences in the Kyrgyz Republic settled on 30 January 2006 a further 2,000,000 fully paid ordinary shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects. The Company applied for and was granted a waiver from Listing Rule 7.3.2 as the shares would not be issued within three months of the General Meeting of Shareholders but will be issued no later than 36 months after the date of the meeting.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 21. Subsidiaries

| Name of Entity | Country of incorporation | Ownership interest 2006 % | Ownership interest 2005 % |
|---|---|---|---|
| **Parent Entity** | | | |
| Monaro Mining NL (i) | Australia | | |
| **Subsidiaries** | | | |
| Carbeck Pty Ltd | Australia | 100 | - |
| Zona Noblus LLC | Kyrgyz | 100 | - |

(i) Monaro Mining NL is the Head Entity within the tax Consolidated Group.

The income statement and balance sheet of subsidiary, Carbeck Pty Ltd, as at date of acquisition.

| Carbeck Pty Ltd | 2006 $ |
|---|---|
| General and administrative | - |
| Other | - |
| **(Loss) before income tax** | - |
| Income tax expense | - |
| (Loss) from continuing operations | - |
| **(Loss) for the period** | - |
| **(Loss) attributable to members** | - |
| **CURRENT ASSETS** | |
| Cash and cash equivalents | 8 |
| **Total Current Assets** | 8 |
| **NON CURRENT ASSETS** | |
| Receivables | 10 940 |
| Other Non Current Assets | 2 |
| **Total Non-Current Assets** | 10 942 |
| **TOTAL ASSETS** | 10 950 |
| **NON CURRENT LIABILITIES** | |
| Payables | 13 146 |
| **Total Non Current Liabilities** | 13 146 |
| **TOTAL LIABILITIES** | 13 146 |
| **NET ASSETS/(LIABILITIES)** | (2 196) |
| **EQUITY** | |
| Contributed equity | 10 |
| Accumulated losses | (2 206) |
| **TOTAL EQUITY** | (2 196) |

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

## 22. Segment Information

During the year the Consolidated Entity operated predominantly in one business segment that consisted of mineral exploration. Geographically, the group operates in Australia and Kyrgyz. Offices are maintained in Australia and in Kyrgyz where operations comprise the operations of Zona Noblus. Segment accounting policies are the same as the Consolidated Entity's policies described in Note 1. Segment results are classified in accordance with their use within geographic segments regardless of legal Entity ownership.

| 2006 | Australia $ | Kyrgyz $ | Total $ |
|---|---|---|---|
| **Revenue** | | | |
| Other revenue | 109 931 | - | 109 931 |
| Total of all segments | 109 931 | - | 109 931 |
| Eliminations | | | - |
| Unallocated | | | 2 356 |
| Consolidated | | | 112 287 |
| | | | |
| Segment Assets | 6 625 906 | 144 793 | 6 770 699 |
| Eliminations | | | 948 |
| Consolidated | | | 6 771 647 |
| | | | |
| Segment Liabilities | 117 044 | 393 749 | 510 793 |
| Eliminations | | | (380 766) |
| Consolidated | | | 130 027 |
| | | | |
| **Other Segment Information** | | | |
| Acquisition of segment assets | 3 661 136 | 39 016 | 3 700 152 |
| Impairment losses | - | - | - |
| Depreciation and amortization of segment assets | 3 246 | 3 282 | 6 528 |
| Significant other non cash expenses | - | - | - |
| Significant revenues or expenses | - | - | - |

| 2005 | Australia $' | Kyrgyz $' | Total $ |
|---|---|---|---|
| **Revenue** | | | |
| Consolidated (all segments) | | | - |
| | | | |
| Segment Assets | 80 909 | - | 80 909 |
| Consolidated | | | 80 909 |
| | | | |
| Segment Liabilities | 82 340 | - | 82 340 |
| Consolidated | | | 82 340 |
| | | | |
| **Other Segment Information** | | | |
| Acquisition of segment assets | 40 000 | - | 40 000 |
| Impairment losses | | | - |
| Depreciation and amortization of segment assets | | | - |
| Significant other non cash expenses | | | - |
| Significant revenues or expenses | | | - |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**23. Acquisition of business**

| 2006<br>Name of business acquired | Principal activity | Date of acquisition | Proportion of shares acquired (%) | Cost of acquisition $ |
|---|---|---|---|---|
| Carbeck Pty Ltd | Mineral Exploration | 30 January 2006 | 100 | $3 633 000 |

The cost of acquisition of all of the Carbeck Shares, Carbeck Options and Loans comprised:-

- 3,500,000 fully paid ordinary Monaro shares at a deemed value of 57.6 cents per share. Total amount of $2,016,000.
- A further 2,000,000 fully paid ordinary Monaro shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects (as disclosed in Note 20).
- 3,000,000 unlisted Monaro options at a deemed value of 26.8 cents each convertible to shares on payment of 60 cents each on or before 31 December 2008. Total amount of $804,000.
- 3,000,000 unlisted Monaro options at a deemed value of 27.1 cents each convertible to shares on payment of 40 cents each on or before 30 June 2007. Total amount of $813,000.

The consolidated entity has paid a premium for the acquiree as it believes the acquisition will introduce additional synergies to its existing operations.

| Net asset acquired | Carbeck Pty Ltd<br>Book value<br>$ | Fair value adjustment<br>$ | Fair value on acquisition<br>$ |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | 8 | - | 8 |
| **Total current assets** | 8 | - | 8 |
| **NON-CURRENT ASSETS** | | | |
| Receivables | 10 940 | - | 10 940 |
| Other non-current assets | 2 | - | 2 |
| **Total non-current assets** | 10 942 | - | 10 942 |
| **TOTAL ASSETS** | 10 950 | - | 10 950 |
| **NON CURRENT LIABILITIES** | | | |
| Payables | 13 146 | - | 13 146 |
| **Total non-current liabilities** | 13 146 | - | 13 146 |
| **TOTAL LIABILITIES** | 13 146 | - | 13 146 |
| **NET ASSETS/(LIABILITIES)** | (2 196) | - | (2 196) |
| **EQUITY** | | | |
| Contributed equity | 10 | - | 10 |
| Accumulated losses | (2 206) | - | (2 206) |
| **TOTAL EQUITY** | (2 196) | - | (2 196) |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 24. Related Party Disclosures

### (a) Equity Interests in related parties

**Equity interests in subsidiaries**
Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 21 to the financial statements.

**Equity Interests in associates and joint ventures**
Nil.

### (b) Key Management Personnel compensation

Details of key management personnel compensation are disclosed in note 4 to the financial statements.

### (c) Key Management Personnel equity holdings

**Fully Paid Ordinary Shares**

| 2006 | Balance 30/6/05 | Received on Exercise of Options | Net Other Change | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 100 | - | 1 285 000 | 1 285 100 | 1 285 080 |
| M Rampe | - | - | 40 000 | 40 000 | 40 000 |
| MJ Evans | - | - | 50 000 | 50 000 | 50 000 |
| **Executives** | | | | | |
| JA Atling | - | - | 29 000 | 29 000 | 29 000 |
| SJ McRobbie | - | - | - | - | - |

**Fully Paid Ordinary Shares**

| 2005 | Balance 30/6/04 | Received on Exercise of Options | Net Other Change | Balance 30/6/05 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 100 | - | - | 100 | 100 |
| M Rampe | - | - | - | - | - |
| MJ Evans | - | - | - | - | - |
| **Executives** | | | | | |
| JA Atling | - | - | - | - | - |
| SJ McRobbie | - | - | - | - | - |

Net other changes comprise shares purchased and sold.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 24. Related Party Disclosures (continued)

**Partly Paid Ordinary Shares**

| 2006 | Balance 30/6/05 | Received on Exercise of Options | Net Other Change | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 2 000 000 | - | - | 2 000 000 | 2 000 000 |
| M Rampe | 1 500 000 | - | - | 1 500 000 | - |
| MJ Evans | 1 500 000 | - | - | 1 500 000 | 1 500 000 |
| **Executives** | | | | | |
| JA Atling | 100 000 | - | - | 100 000 | - |
| SJ McRobbie | - | - | - | - | - |

**Partly Paid Ordinary Shares**

| 2005 | Balance 30/6/04 | Received on Exercise of Options | Net Other Change | Balance 30/6/05 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | 5 000 000 | - | (3 000 000) | 2 000 000 | 2 000 000 |
| M Rampe | - | - | 1 500 000 | 1 500 000 | - |
| MJ Evans | - | - | 1 500 000 | 1 500 000 | 1 500 000 |
| **Executives** | | | | | |
| JA Atling | - | - | 100 000 | 100 000 | - |
| SJ McRobbie | - | - | - | - | - |

Net other changes comprise shares purchased and sold.

**Options Expiring 31 July 2007**

| 2006 | Balance 30/6/05 | Net Other Change | Options converted | Balance 30/6/06 | Balance held nominally |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| WR Grigor | - | 321 270 | - | 321 270 | 321 270 |
| M Rampe | - | 10 000 | - | 10 000 | 10 000 |
| MJ Evans | - | 12 500 | - | 12 500 | 12 500 |
| **Executives** | | | | | |
| JA Atling | - | 6 250 | - | 6 250 | 6 250 |
| SJ McRobbie | - | - | - | - | - |

Net other charges comprise options purchased.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 24. Related Party Disclosures (continued)

### Executive Share Options

Details of executive share options have been disclosed at note 5 to the financial statements.

### (d) Transactions with the Directors of the Consolidated Entity

Fees of $108,690 were paid to Far East Capital Limited in which Mr Grigor has an interest, as underwriting fees in connection with the initial public offer capital raising.

Fees of $27,500 were paid to Harvest Exploration Pty Ltd in which Mr Rampe has an interest, for fee based work performed in connection with the initial public offer capital raising.

Fees of $27,250 were paid to Tevlo Pty Ltd in which Mr Evans has an interest, for work performed in connection with the initial public offer capital raising.

### (e) Controlling Entity

The Parent Entity in the Consolidated Entity is Monaro Mining NL. Both the ultimate Parent Entity and the ultimate Australian Entity in the wholly owned group is Monaro Mining NL.

### (f) Transactions with other related parties

By an agreement dated 29 April 2005, the Parent Entity contracted with First Australian Resources Ltd ("FAR") to share for a period of two years the administrative office premises and facilities presently operated by the Parent Entity in West Perth. Under the Agreement, First Australian Resources Ltd will be responsible for payment of half the fixed costs of the premises such as rent and outgoings together with certain other costs divided on a fair and reasonable apportionment basis depending on the extent to which the costs are for the benefit of each Company. Where apportionment is not practicable, the costs will be shared equally.

During the financial year, the Consolidated Entity incurred costs of $22,022 in respect of the forgoing agreement. First Australian Resources Limited is a publicly listed Entity in which Mr. Michael Evans and Mr. Warwick Grigor hold Directorships and shares.

## 25. Subsequent Events

On 21 August 2006, the Company announced an agreement had been entered into with Ironbark Gold Limited (Ironbark) over the Captains Flat Exploration Licence whereby Ironbark is entitled to earn up to a 75 percent interest by meeting certain obligations including expenditure obligations to keep the licence in good standing for at least two years. Under the agreement Ironbark paid the company a non refundable deposit of $50,000. The impact of this transaction has not been recognised in the Financial Report.

Subsequent to the financial year end, the Directors are not aware of any other matters or circumstances at the date of this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**26. Notes to the cash flow statement**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **(a) Reconciliation of cash and cash equivalents** | | | | |
| For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows: | | | | |
| Cash and cash equivalents | 3 015 374 | 21 081 | 2 909 961 | 21 081 |
| **(b) Reconciliation of profit (loss) for the period to net cash flows from operating activities** | | | | |
| Profit/(loss) for the period | (921 337) | (14 651) | (1 050 587) | (14 651) |
| (Gain) on sale or disposal of non-current assets | | | | |
| Depreciation and amortisation of non-current assets | 6 528 | - | 3 246 | - |
| Foreign exchange (gain)/loss - net | (6 581) | - | - | - |
| Foreign exchange (gain)/loss on working capital | (3 646) | - | - | - |
| Equity settled share-based payment | 192 080 | - | 192 080 | - |
| Interest income received | (103 583) | (47) | (103 583) | (47) |
| Write down of intercompany receivable | - | - | 367 612 | - |
| Expenditure not capitalised | - | (1 861) | - | (1 861) |
| Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses: | | | | |
| (Increase)/decrease in assets: | | | | |
| Current receivables | (18 995) | - | (18 995) | - |
| Other current assets | (3 633) | - | - | - |
| Increase/(decrease) in liabilities: | | | | |
| Current payables | 125 619 | 4 373 | 99 490 | 4 373 |
| Net cash from operating activities | (733 548) | (12 186) | (510 737) | (12 186) |

**(c) Non-cash financing and investing activities**

During the financial year, the Consolidated Entity paid for consulting services by way of equity instruments of the Company. As disclosed in note 15, a total of 250,000 options were issued to consultants for services rendered at an aggregate deemed value of $25,000. This expense is not reflected in the cash flow statement.

During the financial year, the Consolidated Entity acquired Carbeck Pty Ltd details of which are disclosed in Note 23.

| | | | | |
|---|---|---|---|---|
| **(d) Financing facilities** | - | - | - | - |

**(e) Cash balances not available for use**

There are no restrictions on cash balances at the reporting date

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**27. Financial Instruments**

**(a) Financial risk management objectives**

The Consolidated Entity's management provides services to the business, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the operations of the Consolidated Entity.

The Consolidated Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Consolidated Entity's policies approved by the Board of Directors.

The Consolidated Entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Consolidated Entity does not presently enter into derivative financial instruments to manage its exposure to interest rate and foreign currency risk.

**(b) Significant accounting policies**

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

**(c) Foreign currency risk management**

The group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters which may include forward foreign exchange contracts against specific obligations denominated in foreign currency.

**(d) Forward Exchange Contracts**

The Consolidated Entity may enter into forward foreign exchange contracts to cover specific foreign currency payments from time to time relating to specific drilling obligations that are denominated in US dollars. There were no forward foreign currency contracts outstanding at the reporting date.

**(e) Interest rate risk management**

The Consolidated Entity is exposed to interest rate risk as it borrows funds at floating interest rates.

**(f) Maturity profile of financial instruments**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2006:

| | Original Currency | Weighted average effective interest rate | Variable interest rate | Fixed Maturity dates | | | Non interest bearing | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | Less than 1 year | 1-2 years | 2-3 years | | |
| 2006 | | % | $ | $ | $ | $ | $ | $ |
| **Financial assets:** | | | | | | | | |
| Cash and cash equivalents | AUD | 5.75 | 2 909 969 | - | - | - | - | 2 909 969 |
| Cash and cash equivalents | USD | | 105 405 | - | - | - | - | 105 405 |
| | | | 3 015 374 | - | - | - | - | 3 015 374 |
| Trade receivables | | | - | - | - | - | 18 995 | 18 995 |
| Other financial assets | | | - | - | - | - | 53 633 | 53 633 |
| | | | **3 015 374** | - | - | - | **76 628** | **3 088 002** |
| **Financial liabilities:** | | | | | | | | |
| Trade payables | | | - | - | - | - | 75 980 | 75 980 |
| Accruals | | | - | - | - | - | 54 047 | 54 047 |
| | | | - | - | - | - | **130 027** | **130 027** |

**MONARO MINING NL AND CONTROLLED ENTITIES**
**Notes to the financial statements**
30 June 2006

**27. Financial instruments (continued)**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2005:

| 2005 | Original Currency | Weighted average effective interest rate % | Variable interest rate $ | Maturity dates: Less than 1 year $ | Maturity dates: 1-5 years $ | Maturity dates: More than 5 years $ | Non interest bearing $ | Total $ |
|---|---|---|---|---|---|---|---|---|
| **Financial assets:** | | | | | | | | |
| Cash and cash equivalents | AUD | 1.45 | 21 081 | - | - | - | - | 21 081 |
| | | | 21 081 | - | - | - | - | 21 081 |
| Trade receivables | | | - | - | - | - | - | - |
| Other financial assets | | | - | - | - | - | 59 828 | 59 828 |
| | | | 21 081 | - | - | - | 59 828 | 80 909 |
| **Financial liabilities:** | | | | | | | | |
| Trade payables | | | - | - | - | - | 4 373 | 4 373 |
| Borrowings | | | - | - | - | - | 77 967 | 77 967 |
| | | | - | - | - | - | 82 340 | 82 340 |

**(g) Credit risk management**

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Consolidated Entity's maximum exposure to credit risk.

**(h) Fair value of financial instruments**

The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2005: net fair value).

**(i) Liquidity risk management**

The Consolidated Entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

## 28. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(a) At the end of the last reporting period under previous AGAAP: 30 June 2005**

| | Notes | Previous AGAAP<br>$ | Effect of transition to AIFRS<br>$ | AIFRS<br>$ |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | | 21 081 | - | 21 081 |
| Trade and other receivables | | - | - | - |
| Other financial assets | | 19 828 | - | 19 828 |
| Total current assets | | 40 909 | - | 40 909 |
| **Non-current assets** | | | | |
| Trade and other receivables | | - | - | - |
| Other financial assets | | 40 000 | - | 40 000 |
| Property, plant and equipment | | - | - | - |
| Mineral Properties | | - | - | - |
| Total non-current assets | | 40 000 | - | 40 000 |
| **Total assets** | | **80 909** | - | **80 909** |
| **LIABILITIES** | | | | |
| **Current Liabilities** | | | | |
| Trade and other payables | | 4 373 | - | 4 373 |
| Borrowings (Unsecured) | | 77 967 | - | 77 967 |
| Provisions | | - | - | - |
| Total current liabilities | | 82 340 | - | 82 340 |
| **Non-current liabilities** | | | | |
| Provisions | | - | - | - |
| Total non-current liabilities | | - | - | - |
| **Total liabilities** | | **82 340** | - | **82 340** |
| **Net assets/(liabilities)** | | **(1 431)** | - | **(1 431)** |
| **EQUITY** | | | | |
| Issued capital | | 5 220 | - | 5 220 |
| Reserves | | - | - | - |
| Accumulated losses | | (6 651) | - | (6 651) |
| Parent Entity interest | | **(1 431)** | - | **(1 431)** |
| **Total equity** | | **(1 431)** | - | **(1 431)** |

MONARO MINING NL AND CONTROLLED ENTITIES
**Notes to the financial statements**
30 June 2006

**28. Explanation of transition to Australian equivalents to IFRSs (continued)**

**(2) Reconciliation of loss under previous AGAAP to loss under Australian equivalents to IFRSs (AIFRS)**

**(a) Reconciliation of loss for the year ended 30 June 2005**

| | Notes | Previous AGAAP $ | Effect of transition to AIFRS $ | AIFRS $ |
|---|---|---|---|---|
| **Revenue** | | - | - | - |
| Other income | | 47 | - | 47 |
| Exploration and evaluation expense | | (13 375) | - | (13 375) |
| General and administrative | | (1 323) | - | (1 323) |
| **Loss before income tax** | | **(14 651)** | - | **(14 651)** |
| Income tax expense | | - | - | - |
| Loss from continuing operations | | (14 651) | - | (14 651) |
| **Loss attributable to members of Monaro Mining NL** | | (14 651) | - | (14 651) |

**(3) Reconciliation of cash flow statement for the year ended 30 June 2005**

The adoption of AIFRSs has not resulted in adjustments to the cash flow statement.

**(4) Notes to the reconciliations**

**(a) Transition adjustments to mineral properties.**

Under previous AGAAP non current assets were written down to recoverable amount when the assets carrying amount exceeded the recoverable amount. The Entity had previously considered discounted cash flows, although not mandated, when determining recoverable amount.

Under AIFRS (AASB136) both current and non current assets are tested for impairment. On adoption of AIFRS, as all assets in this class had been expensed no further impairment has been recognised, and there is no effect on opening accumulated losses or the carrying amount of those assets.

Consistent with AIFRS (AASB6) the Entity expenses all exploration costs unless they are likely to be recovered through future exploitation.

*At 1 July 200 4 and 30 June 2005,* there is no effect on the Entity.

*For the year ended 30 June 2005,* there is no effect on the Entity.

**(b) Accumulated Losses**

There has been no effect on accumulated losses of the changes set out above.

**(c) Taxation**

The Entity has recognised additional deferred tax liabilities on adoption of AASB 112. It has also recognised previously unrecognised tax losses to the extent that it is probable that there will be sufficient taxable profits available such that these losses may be utilised. The recognised deferred tax assets and deferred tax liabilities have been offset as permitted by AASB 112. To the extent that the recovery of other tax losses is not probable they have not been recognised in the financial statements.

# MONARO MINING NL
# SUPPLEMENTARY INFORMATION
# PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

## Number of holders of equity securities

### Ordinary shares

At 14 August 2006, the issued capital comprised of 19,700,100 ordinary fully paid shares (ASX code: MRO) held by 546 holders and 5,200,000 ordinary shares (not quoted) paid to .01 cents per share held by 5 holders.

### Options

At 14 August 2006, there were 5,025,025 listed options (ASX Code: MROO) exercisable at $1.20 expiring on 31 July 2007 held by 254 holders.

In addition the Company had the following Unlisted Options at 14 August 2006:

- 2,400,000 Unlisted Options each convertible to shares on payment of 40 cents per share expiring 30 June 2007.
- 2,400,000 Unlisted Options each convertible to shares on payment of 60 cents per share expiring 31 December 2008.
- 350,000 Employee Incentive Options exercisable at $1.07 cents expiring on 19 April 2011.

Each option converts to one share. Options do not carry the right to vote

| Spread details as at 14 August 2006 | Ordinary Shares Number of Holders | Options Number of Holders |
|---|---|---|
| 1 - 1,000 | 35 | 28 |
| 1,001 - 5,000 | 111 | 126 |
| 5,001 - 10,000 | 189 | 42 |
| 10,001 - 100,000 | 185 | 50 |
| 100,001 and over | 26 | 8 |
| | 546 | 254 |
| Holding less than a marketable parcel | 11 | - |

Substantial shareholders

**Ordinary shareholders**

Notification of substantial shareholder was received by the company on 7 September 2005 from:-

Warwick Robert Grigor 1 255 199 fully paid shares

| Top Twenty Shareholders | Number of Shares | Percentage |
|---|---|---|
| ANZ Nominees Limited | 1,407,200 | 7.14 |
| Fortis Clearing Nominees P/L | 1,298,800 | 6.59 |
| Gregorach Pty Ltd | 1,000,000 | 5.08 |
| Nikam Investments Pty Ltd | 838,884 | 4.26 |
| Bell Potter Nominees Ltd | 800,000 | 4.06 |
| Citicorp Nominees Pty Limited | 796,955 | 4.05 |
| Yaroslav Bandurak | 700,000 | 3.55 |
| Perseus Mining Limited | 700,000 | 3.55 |
| Sergei Shestaev | 700,000 | 3.55 |
| Obi-Wan Investments Pty Ltd | 400,000 | 2.03 |
| Yatesbury Pty Limited | 286,800 | 1.46 |
| Nikam Investments Pty Ltd | 245,000 | 1.24 |

MONARO MINING NL
SUPPLEMENTARY INFORMATION
PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

**Number of holders of equity securities (Continued)**

**Top Twenty Shareholders (Continued)**

| | | |
|---|---|---|
| G & A Panagakis | 211,000 | 1.07 |
| G J Freeman | 201,230 | 1.02 |
| BCI Holdings Pty Ltd | 200,000 | 1.02 |
| Jenmah Pty Ltd & Grundy-Reid Pty Ltd | 200,000 | 1.02 |
| NEFCO Nominees Pty Ltd | 190,000 | 0.96 |
| Romik Capital Pty Ltd | 168,827 | 0.86 |
| M Bruton Pty Ltd | 157,000 | 0.80 |
| Galtrad Pty Ltd | 155,000 | 0.79 |
| | 10,656,696 | 54.10 |

| Top Twenty Optionholders | Number of Options | Percentage |
|---|---|---|
| Douglas Financial Consultants Pty Ltd | 742,329 | 14.77 |
| Tricom Nominees Pty Ltd | 616,165 | 12.26 |
| ANZ Nominees Pty Ltd | 555,831 | 11.06 |
| Gregorach Pty Ltd | 250,000 | 4.98 |
| Fortis Clearing Nominees P/L | 202,175 | 4.02 |
| Nikam Investments Pty Ltd | 187,717 | 3.74 |
| NEFCO Nominees Pty Ltd | 137,955 | 2.75 |
| Slipline Pty Ltd | 130,000 | 2.59 |
| Obi-Wan Investments Pty Ltd | 100,000 | 1.99 |
| Chimaera Capital Limited | 80,000 | 1.59 |
| Yatesbury Pty Limited | 65,825 | 1.31 |
| A S Davey | 61,989 | 1.23 |
| Foundation Superannuation Fund Pty Ltd | 61,937 | 1.23 |
| Nikam Investments Pty Ltd | 61,250 | 1.22 |
| Roslyne England | 57,500 | 1.14 |
| G & A Panagakis | 52,750 | 1.05 |
| CLM Investments Pty Ltd | 52,090 | 1.04 |
| Bell Potter Nominees Ltd | 50,000 | 1.00 |
| Jenmah Pty Ltd & Grundy-Reid Pty Ltd | 50,000 | 1.00 |
| Entrepot Nominees Pty Ltd | 48,750 | 0.97 |
| | 3,564,263 | 70.94 |

**ASX Rule 4.10.19**

The Company was admitted to the Official List of ASX on Tuesday 13 September 2005. Official Quotation of the Company's securities commenced on Thursday 15 September 2005 at 11am W.S.T (1pm E.S.T.). The entity was admitted under rule 1.3.2(b) and accordingly confirms that it has used the cash and assets in a form readily convertible to cash at the time of admission on 13 September 2005 through to the 30 June 2006 in a way consistent to its business objectives as stated in the IPO Prospectus dated 1 August 2005.



*Monaro Mining NL staff and management - Bishkek office, The Kyrgyz Republic*



Exh. 7


MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872


# NOTICE OF ANNUAL GENERAL MEETING

**and**

# INFORMATION MEMORANDUM

**and**

# PROXY FORM

**Date of Meeting:** Friday 10th November 2006
**Time of Meeting:** 11.00 am
**Place of Meeting:** The Portside Centre, Veritas House, Level 5, 207 Kent Street, Sydney, NSW 2000

***The Notice of Annual General Meeting, Information Memorandum and Proxy Form should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.***

# MONARO MINING NL
# ACN: 073 155 781

## NOTICE OF ANNUAL GENERAL MEETING

Notice is given that a Annual General Meeting of Shareholders of Monaro Mining NL ACN 073 155 781 ("Monaro" or "Company") will be held at The Portside Centre, Veritas House, Level 5, 207 Kent Street on Friday 10 November 2006 at 11.00 am EST.

The Information Memorandum that accompanies and forms part of this Notice of Meeting describes the various matters to be considered.

Terms used in this Notice of Meeting will, unless the context otherwise requires, have the same meaning given to them in the Glossary of Terms as contained in the Information Memorandum.

## AGENDA

ORDINARY BUSINESS

1. **Annual Accounts**

   To receive and consider the Financial Report for the financial period ended 30 June 2006 and the reports of the Directors and the Auditors thereon.

2. **Election of Director**

   To re-elect as a director W R Grigor who retires in accordance with Clause 11.3 of the Constitution and, being eligible, offers himself for re-election.

3. **Remuneration Report**

   To consider, and if thought fit, pass the following resolution as an ordinary resolution:

   *"That the Remuneration Report for the financial period ended 30 June 2006 be adopted".*

4. **Authority to Issue Shares.**

   To consider and, if thought fit, to pass the following **ordinary resolution:**

   *"That the directors of the Company be authorised to issue up to a further 3 million ordinary shares in the capital of the Company on terms set out in the Information Memorandum."*

Monaro will disregard any votes cast on this resolution by a person who may participate in the proposed issue and a person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity of a security holder) and an associate of that person. However, Monaro need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the board
JUNE ANN ATLING
Company Secretary

Perth
9 October 2006

**Information Memorandum**

This notice of Annual General Meeting should be read in conjunction with the accompanying Information Memorandum which forms part of the Notice of General Meeting.

**Voting Entitlement**

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 5 pm EST on Wednesday 8th November 2006.

**Proxies**

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on (08-9322-5116).

ACN: 073 155 781

## INFORMATION MEMORANDUM

### 1. Introduction

This Information Memorandum has been prepared for the information of members of Monaro Mining NL ("Monaro" or "Company") in connection with the business to be conducted at the General Meeting of members to be held at The Portside Centre, Veritas House, Level 5, 207 Kent Street, Sydney NSW 2000 on Friday 10th November 2006 at 11.00 am EST.

This Information Memorandum should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Information Memorandum is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions.

### 2. Resolutions 1 and 2 – Adoption of Accounts

Resolutions 1 and 2 deal with procedural matters, being the adoption of the annual accounts and re-election of a Director. Both resolutions have the support of the Board.

### 3. Resolution 3

Shareholders are asked to adopt the Company's Remuneration Report which is set out on pages 25 and 26 of the 2006 Annual Report.

The shareholder vote on this resolution is advisory only and does not bind the Directors of the Company.

### 4. Resolution 4 – Authority to Issue Shares

### 4.1 Terms of Placement and Listing Rule Requirements

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of members of the company in general meeting of the precise terms and conditions of the proposed issue.

The Company seeks the authority to make a placement of up to 3 million shares in order to raise further funds for its activities ("the Placement").

The number of Shares intended to be issued under the Placement will exceed the 15% threshold and, accordingly, the Company seeks member approval under ASX Listing Rule 7.1 to the issue of these securities. For the purpose of shareholder approval of the Placement under the Listing Rules, the following additional information is provided:

(a) The Company will issue a maximum of 3 million Shares;

(b) The Company will issue the Shares no later than 3 months after the Meeting;

(c) The Shares will be issued at a price not less than 80 percent of the average market price of ordinary shares calculated over the last 5 days on which sales in

the Company's Shares were recorded before the day on which the Shares are issued or if a prospectus relating to the issue is issued, over the last 5 days on which sales in the Company's Shares were recorded before the date the prospectus is signed;

(d) The Shares will be issued ordinary shares;

(e) The funds raised by the issue will be used for ongoing exploration including funding of the Company's costs of exploration in Kyrgyz and Australia.

(f) The Shares will be allotted progressively as and when application forms and subscription monies are received.

(g) The company is currently unaware of the potential allottees and has not yet decided upon the basis for selection.

(h) None of the potential allottees will be related parties of the Company.

**4.2 ASX Quotation of Placement Shares**

Application for official quotation of the Placement Shares issued under the Placement will be made by the Company in accordance with the Corporations Act and the Listing Rules.

**4.3 No Participation by Directors in the Placement**

None of the Directors will be participating in the placement.

**5. Recommendation**

Your Directors unanimously recommend that shareholders **vote in favour** of the resolutions.

Shareholders who are unable to attend the meeting are urged to complete the proxy form and return it to the Company's registered office, Level 1, 87 Colin Street, West Perth, WA 6005 (PO Box 1393, West Perth, WA 6872) or by facsimile to the company on (08-9322-5116) as soon as possible and, in any event, not later than 48 hours before the time appointed for holding the meeting.

## 6. GLOSSARY OF TERMS

In this Information Memorandum the following expressions have the following meanings:

**"Associate"** has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

**"ASX"** means Australian Stock Exchange Limited.

**"Company"** means Monaro Mining NL **ACN 073 155 781.**

**"Business Day"** has the meaning ascribed to that term in the Listing Rules.

**"Directors"** means the directors of MRO from time to time.

**"Listing Rules"** means the listing rules of ASX.

**"Meeting"** means the general meeting of shareholders of MRO convened by this Notice.

**"MRO"** means Monaro Mining NL **ACN 073 155 781.**

**"Notice"** or **"Notice of Meeting"** means the notice of general meeting which accompanies this Information Memorandum.

**"Resolution"** means a resolution referred to in the Notice of Meeting.

**"Security"** means a fully paid ordinary share or an option to acquire an ordinary fully paid share in the capital of the Company.

**"Share"** means a fully paid ordinary share in the capital of the Company.

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
PO BOX 1393, WEST PERTH, WA 6872

MONARO MINING NL ABN 99 073 155 781

# PROXY FORM

I/We

**NAME OF SHAREHOLDER**

Being a Member/Members of Monaro Mining NL (ABN 99 073 155 781) hereby appoint:

**NAME OF PROXY**

OR The Chairman of the Meeting X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at Level 5, The Portside Centre, Veritas House, 207 Kent Street, Sydney NSW 2000 on Friday 10 November 2006, at 11.00 am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

**If you wish to appoint two proxies state here the percentage of your voting rights applicable to this form** %

**SIGNED**

| Individual or First Shareholder | Shareholder 2 | Shareholder 3 |
|---|---|---|
| | | |
| Director/Company Secretary | Director | Sole Director/Company Secretary |

**DATED this** ____ **day of** ____ **2006**

Executed under Common Seal
(if applicable)

If convenient please provide your telephone number in case we need to contact you

☎

**INSTRUCTIONS TO PROXY – Please mark your preference with an X**

| ORDINARY BUSINESS | For | Against | Abstain |
|---|---|---|---|
| **Item 1:** To receive and consider the Financial Statements for the year ended 30 June 2006, and Director's Report and the Audit Report. | ☐ | ☐ | ☐ |
| **Item 2:** To re-elect Mr. W.R.Grigor as a Director. | ☐ | ☐ | ☐ |
| **Item 3:** Adoption of Remuneration Report | ☐ | ☐ | ☐ |
| **Item 4:** Authority to Issue Shares | ☐ | ☐ | ☐ |

Please see next page.

**REGISTERED OFFICE**
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

**ADDRESS ALL CORRESPONDENCE TO:**
PO BOX 1393, WEST PERTH, WA 6872

MONARO MINING NL ABN 99 073 155 781

---

By marking the box below, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

Please refer to notes on appointment of proxy below:
Please return this proxy form to the Company as soon as possible, but in any event no later than 11.00 am on 8 November 2006.

## NOTES ON PROXY APPOINTMENT

1. (a) A Member entitled to attend and vote is entitled to appoint a proxy to attend and vote on his or her behalf at the Annual General Meeting.

   (b) A Member who is entitled to cast two or more votes may appoint not more than two proxies to attend and vote on his or her half. Where more than one proxy is appointed, each proxy should be appointed to represent a specific proportion of the Member's voting rights. If that Member appoints two proxies and the appointment does not specify the percentage of votes, each proxy may exercise half the vote.

   (c) If the instructions to proxy section of the form is not completed the proxy may vote or abstain as he or she thinks fit. If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST" and "ABSTAIN" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

2. A proxy need not be a member of the Company.

3. Proxies will only be valid and accepted by the Company if they are signed and forwarded to:

   - The Company's Registered Office – Monaro Mining NL PO Box 1393 West Perth WA 6872

   - The facsimile number (08) 9322 5116 or

   - The registered office of the Company at the address on the face of this Proxy Form,

   not later than 11.00 am on 8 November 2006, which is 48 hours before the meeting.

4. The Member or his Attorney must sign a Proxy Form and in the case of joint Members, any joint Members may sign the Proxy Form. If the Member is a company, two Directors or a Director and the Company Secretary must sign. If a company is a proprietary company that has a sole Director who is also the sole Company Secretary, that Director may sign.

   If the Proxy Form is signed by an Attorney of the Member, the authority under which the Proxy Form was signed or a certified copy of the authority must be provided to the Company not less than 48 hours before the appointed time for the holding of the Annual General Meeting.

5. If a representative of a company Member is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of this Certificate may be obtained from the Company's Share Registry.

Exh. 8

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567



**QUARTERLY ACTIVITIES REPORT**
**FOR THE THREE MONTHS ENDING 30th SEPTEMBER, 2006**

## Highlights

- **Major uranium exploration initiative in Australia, in joint venture with a proven mine-finding geological team;**
  - **Targeting unconformity and IOCG+U styles**
  - **Nine licence applications in WA, NT and Qld**
  - **Ability to earn up to 75% on completion of feasibility**
- **Work on Kyrgyz uranium prospects continues in preparation for drilling**
- **Farm in Agreement with Ironbark Gold Limited executed on Captains Flat Zn,Cu,Pb,Au,Ag project**
- **Cash balance at 30/9/06 was $2.6m.**

## 1.0 Corporate

### 1.1 Australian Uranium Exploration Initiative

The Company has signed a binding heads of agreement with Hapsburg Exploration Pty Ltd ("the Hapsburg JV") covering nine licences applications located in Queensland, the Northern Territory and Western Australia. These were strategically selected for uranium prospectivity, based on conceptual geological analysis. The object is to identify large systems offering potential for orebodies in excess of 30,000 t of contained uranium.

The principal terms of the agreement include;

- Cash payments of $100,000,
- issue of shares and options in Monaro, being;
  - Payment of $100,000 worth of shares; and
  - Payment of 500,000 options exercisable at $1.20, with an expiry date four years henceforth.

These payments and issues will be completed upon the granting of the licences, expected to occur within several months. Further details on the licences are provided under the Hapsburg JV section, later in this report. The Hapsburg JV gives Monaro Mining NL the right to progressively earn the following interests in the licences;

- 35% interest after the expenditure of $1.5m,
- 51% upon the determination of an inferred resource of 5,000 t of contained uranium ($U_3O_8$),
- 75% upon the completion of a feasibility study.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

### 1.2 Joint Venture Agreement with Ironbark Gold Limited

Ironbark Gold Limited (Ironbark Gold) and Monaro have executed a Heads of Agreement covering the Captains Flat Project (Exploration Licence 6381) located in southern NSW.
The agreement will enable Ironbark Gold to earn a 75% interest in the project subject to it meeting amongst other conditions, all expenditure commitments for the next 2 years and the completion of a positive feasibility study. Ironbark Gold will manage all exploration activities.

## 2.0 Uranium Projects

### 2.1 Australian Projects - Hapsburg JV (earning up to 75%)

Monaro's agreement with Hapsburg will give it exposure to a number of classic uranium exploration models. These include:

- Iron Oxide Copper Gold (IOCG+U) model, best exemplified by the Olympic Dam/Ernest Henry type deposits and characterised by high tonnage, low grade and diversified mineralisation; and
- Unconformity related model such as the Ranger ore body which is characterised by robust to medium grade deposits with low areal footprint.

A total area of 3700 $km^2$ is covered by the licence applications, a summary of which is outlined in the following table.

| Project name and Location | Exploration Licence / Exploration Permit Application Number | Comments |
|---|---|---|
| Compass Creek (Northern Territory) | ELA 25399 | This project covers a lithological sequence dominated by the Burrell Creek Formation, Mt Bonney Formation and Gerowie Tuff which has been intruded by the Princess Spring Granite, Zamu Dolerite and numerous quartz veins. Exploration is to be directed at gold/uranium mineralisation at the granite-sediment interface. |
| Fog Bay (Northern Territory) | ELA 25406 | The exploration target is unconformity controlled vein-type uranium/gold mineralisation. The Welltree Metamorphics is the dominat lithological unit and in intruded by the Wagaite Granite. The overlying Depot Creek Sandstone provides the classic unconformity model. |
| Red Bull 1 (Queensland) | EPM 15711 | The Red Bull 1, Mount Brown and Fort Bowen projects are 3 contiguous licence areas focused on the Millungera area. The regional aeromagnetic data indicates a magnetic low which could represent a granitic intrusion. The areas covered by the EPA's are interpreted as Archean basement highs and are considered prospective for gold and uranium at the Archaean unconformity and/or granite contacts |
| Mount Brown (Queensland) | EPM 15712 | See above |
| Fort Bowen (Queensland) | EPM 15710 | See above |
| Coor-de-Wandy Hill (Western Australia) | E09/1333 | The Western Australian tenements are located entirely within the Gascoyne Basin and target Proterozoic metasediments of the Mt James Formation which are intruded by Proterozoic late-stage granitoids coincident with major structures. |
| Granite Hills (Western Australia) | E09/1345 | See above |
| Yalbra Hills (Western Australia) | E09/1336 | See above |
| Collins Springs (Western Australia) | E09/1331 | See above |

Hapsburg is a private exploration company founded in May 2006 by experienced geologists with the specific strategy of identifying ground holdings prospective for economic gold and uranium mineralisation in Australia. The principle shareholders and operators include;

- Mohan Varkey (MSc). Mr Varkey has 36 years of uranium gold exploration and mining experience. He was previously a senior exploration geologist for Urangesellschaft, CRA and Idemitsu. He is credited with the discovery of the Nabarlek uranium deposit and was a member of the discovery teams responsible for the Cigar Lake uranium deposit in Canada and the Ernest Henry copper/gold deposit in Queensland.

- Lee Spencer (MSc). Mr Spencer has 30 years of experience in exploration and mining in the Asia Pacific region. He is currently a director of BDI Mining Corporation, an AIM listed company that is successfully mining diamonds in Kalimantan and considering the development of the one million ounce Woodlark Island gold deposit in PNG.

- David Bennett (BSc). Mr Bennett has 34 years of exploration and mining experience with companies that include Minatome, Mobil Energy Minerals and Urangesellschaft.

Monaro is pleased that it has secured access to the expertise of these gentlemen, particular as there is a chronic shortage of technical personnel with relevant uranium experience. As well as providing exposure to these prospective areas, the arrangement with Hapsburg also gives Monaro exposure to the project generating aspect of the Hapsburg team. The locations of the Hapsburg Exploration tenements are illustrated in the following diagram.


Jabiluka
Nabarlek
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN TERRITORY
Valhalla
MOUNT ISA
Mary Kathleen
TOWNSVILLE
PORT HEDLAND
Kintyre
Manyingee
WESTERN AUSTRALIA
ALICE SPRINGS
Angela
QUEENSLAND
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
NEW SOUTH WALES
Olympic Dam
Honeymoon
KALGOORLIE
PERTH
BROKEN HILL
Radium Hill
SYDNEY
ADELAIDE
0 500 km
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
HOBART
Hapsburg ELA's/EPA's

## 2.2 Kyrgyz Republic projects

Monaro is currently undertaking detailed mapping and sampling at the Sogul project ahead of a drilling program to be carried out prior to the end of the calendar year. Drilling had been planned to commence earlier, but negotiations with a foreign drilling company fell through at the last minute. Discussions with other drilling contractors are afoot.

A full time base of operations was established in the town of Batken to service the licence areas held by the Company in South Kyrgystan.



KAZAKHSTAN
KYRGYZ REPUBLIC
UZBEKISTAN
TAJIKISTAN
CHINA
Osh
Sogul
42°
40°
Prospects being mapped and sampled ahead of further exploration - including drilling


**Figure 1:** Location of Monaro Mining NL's Uranium Licences in the Kyrgyz Republic

### 2.2.1 Sogul Licence (MRO 100%)

*Target/Style* - remobilisation and concentration of uranium-enriched fluids from Cambro-Silurian source rocks along submarine fault structures of Jurassic age into Silurian sediments and Jurassic carbonaceous black shale units are the main exploration targets in this licence.

*September Quarter Activity* – detailed mapping and radiometric surveying has been completed on the central part of the Sogul-sai project following an orientation visit during the last quarter. This work has now revealed the presence of 9 mineralised zones within Silurian strata and occupying an area 1,500m by 400m. The strike length of each of these pods varies from 150m to 700m and occur over widths of between 10m and 45m.

*Proposed Work for December Quarter* – it is anticipated that mapping and surveying of extension zones to the main controlling fault zone will be completed and channel sampling across the 9 mineralised bodies carried out prior to the positioning of initial drill collar locations. It is expected that the first pass drilling program will entail at least 1,000 to 2,000 metres of RC and/or diamond drilling.

### 2.2.2 Kan-i-Gut Silver (MRO 100%)

*Target/Style* - Carbonate hosted silver/lead/zinc mineralization associated with robust limestone blocks thrust over schistose planes of weakness.

*September Quarter Activity* – a preliminary inspection of the site and main access was also made during the quarter by Monaro geologists.

*Proposed Work for December Quarter* – complete the compilation of a suitable database and use Micromine software to validate and compile 3D geological and structural modelling; recommend drilling program with the view to outlining JORC compliant resources.

**2.2.3 Naryn and Sumsar Licences - North Fergana** (MRO 100%)

*Target/Style* – two styles – dominated by bitumen-limestone type deposits within carbonate units from the Lower Tertiary (Palaeogene) and stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata.

*September Quarter Activity* – the manipulation of the oilwell data was limited due to inability to incorporate the data into an integrated comprehensive database suitable to be transferred into Micromine. Also much of the data was not relevant to MRO licence areas but it may be useful in regional modelling..

Quotes have been sourced for incorporating the data at hand and underground data from mine reports into a mineral systems package which should enable a comprehensive database to be established and a 3D structural/geological framework to be produced.

*Proposed Work for December Quarter* - assess suitability for evaluation using a mineral systems approach and obtain historical mining records from Maily Su and Maily Sai (Kyzyl Zhar) operations.

**2.2.4 Aramsu Licence** (MRO 100%)

*Target/Style* - uranium mineralization associated with late-stage magmatic epithermal fluids and sulphide mineralization.

*September Quarter Activity* – A geophysical orientation survey covering Central Aramsu by local contractors was carried out utilising EM and radiometric techniques. This concluded that the magnetometry and dipole-dipole IP techniques were good at picking out the structural contacts between granitoid, porphyry and altered schist but only resistivity showed a tentative relationship in picking out U mineralization at depth below the lowest adit level– nothing could be clearly defined as sulphides are either oxidized or too disseminated to register. Also whilst hydrothermal uranium-enriched zones are often picked out by potassium anomalies (3-5% $K_2O$) there was no clear correlation between potassium in soils above the main uranium orebodies.

*Proposed Work for December Quarter* – Assess validity of using historical gamma spectrometry with ground magnetometry across a 12km long corridor at the granite/schist to narrow down suitable structures.

**2.2.5 Utor Licence** (MRO 100%)

*Target/Style* - the prospective geological environment in this licence area is similar to that found in Aramsu Licence. In particular, veins and shears within hydrothermally-altered sandstones adjacent to granitoid intrusives are a target, where sulphide associated uranium mineralization can be found.

*September Quarter Activity* – ongoing interpretation and acquisition of regional data.

*Proposed Work for December Quarter* – continue with a desktop study and acquire additional data on the main 6 deposit areas and review the potential of the project in light of any findings arising from the Aramsu geophysical survey. Access is limited during winter months.

**2.2.6 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)**

*Target/Style* - these two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium.

*September Quarter Activity* – ongoing interpretation and acquisition of regional data.

*Proposed Work for December Quarter* – reconnaissance of areas highlighted from regional exploration work serviced from the new satellite office established at Batken.

# 3.0 Gold and Base Metal Projects

## 3.1 Kyrgyz Republic Projects

### 3.1.1 Sumsar (MRO 100%)

*Target/Style* - the licence is also prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t Au have been documented in a number of exploration reports. A large conceptual resource is considered viable for this licence.

*September Quarter Activity* – first phase fieldwork and accompanying report assessed, drill targets defined.

*Proposed Work for December Quarter* - two drilling fences totalling up to 1,500m of drilling earmarked to test the defined drill targets, depending upon the availability of a drill rig.

## 3.2 Australian Projects

### 3.2.1 Captains Flat Project: EL 6381(MRO 100% reducing to 25%)

*Target/Style* - a number of targets have been identified as being prospective for base metals and gold which are associated with Volcanogenic Massive Sulphide (VMS) deposits and include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle Prospects.

*September Quarter Activity* – negotiations have been successfully completed with Ironbark Gold Limited (Ironbark), which will result in Ironbark earning up to a 75% interest in the tenement. Monaro will be free carried up to a Decision to Mine. A formal farm-in agreement will be completed shortly.

*Proposed Work for December Quarter* - Ironbark intends to complete access and compensation agreements with the view to completing a drilling program on the Jerangle Prospect where significant intercepts of copper lead and zinc have been delineated by past explorers but never pursued.

### 3.2.2 Michelago: EL 6376 and ELA 2637, (MRO 100%)

*Target/Style* - both EL 6376 and ELA 2637 contains typically volcanogenetic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

*September Quarter Activity* - an airborne magnetic and radiometric survey was completed over the entire licence area during the quarter. A total of 2,185 line kilometres were flown with a nominal line spacing of 150 metres and at elevations or around 50 metres. Interpretation of the data has commenced, with a number of anomalous areas being defined.

*Proposed Work for December Quarter* – the geophysical interpretation is to be completed shortly and will be followed up with low impact field investigations. This will entail visiting all identified target areas with the view to assessing their potential and arranging access and compensation agreements with relevant property owners.

### 3.2.3 Mayfield Project: EL 6358, (MRO 80%)

*Target/Style* – the licence covers the Mayfield and other copper-gold skarn deposits. However, the licence is also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits. In addition, the licence is also prospective for lead and zinc mineralisation, as demonstrated by the Limekilns Prospect.

*September Quarter Activity* - work during the quarter entailed follow-up of a number of drainage geochemical anomalies as well reconnaissance sampling of several skarn and ironstone outcrops.. Laboratory) analysis results have yet to be received.

In addition, a drilling program has been drawn up for the Mayfield Prospect where a zone of copper and gold mineralisation over a strike length of 300 metres has been delineated. This zone is open at depth and it is the intention of the drilling program to test the tenor and continuity of the mineralisation at depth.

*Proposed Work for December Quarter* – the Company will assess the options available to it with respect to the proposed drilling program at the Mayfield Prospect and further evaluate several other exploration targets.

### 3.2.4 **Mount Paynter:** EL 6356, (MRO 100%)

*Target/Style* – quartz vein hosted tin tungsten mineralization in granitic host.
*September Quarter Activity* - no field work has been conducted on this licence during the last quarter.
*Proposed Work for December Quarter* – a proposed drilling and exploration program is being formulated in anticipation of the native titles issues being resolved during the coming quarter.

### 3.2.5 **Wymah Tungsten:** ELA 2636 and ELA 2694, (MRO 100%)

*Target/Style* - granite hosted molybdenum, tungsten and tin mineralisation.
*September Quarter Activity* – no field work has been carried out during the last quarter. The Company has been made an offer by the Department of Primary Industries for one exploration licence to cover existing ELA's 2636 and 2694. It is thus anticipated that an exploration licence will be granted in the following quarter.
*Proposed Work for December Quarter* – a stream sediment sampling program is to be initiated soon after the grant of the appropriate exploration licence and compensation and access agreements have been completed over the relevant areas of interest.

## 4.0 Financial

As at 30 September 2006, the Company had a cash balance of $2.6m and no interest bearing debt.

## 5.0 Overview

The Chairman of the Company, Mr Warwick Grigor, has said that:

*"Whilst we are disappointed with the delays in the Kyrgyz Republic concerning the access to historical drill reports and the frustrations in securing a suitable drilling contractor, the Company has embarked up on an exciting relationship with the Hapsburg JV. This gives us great blue sky appeal with the possibility of discovering significant new uranium orebodies over the next few years, in Australia. The Company now offers shareholders a good balance between nearer term production opportunities in Central Asia and big picture think on the exploration front in Australia. Much more work is required before we achieve our goals, but the directors believe the Company offers shareholders some great opportunities."*

Mart Rampe

Mart Rampe
Executive Director

***Competent Person***
*The review of exploration activities and results contained in this report in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as*

*defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*
*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by* ***Steve McRobbie****, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MONARO MINING NL

| ABN | Quarter ended ("current quarter") |
|---|---|
| 99 073 155 781 | 30 SEPTEMBER 2006 |

### Consolidated statement of cash flows

| | **Cash flows related to operating activities** | | Current quarter $A'000 | Year to date (3 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | | |
| 1.2 | Payments for | (a) exploration and evaluation | (134) | (134) |
| | | (b) development | | |
| | | (c) production | | |
| | | (d) administration | (290) | (290) |
| 1.3 | Dividends received | | | |
| 1.4 | Interest and other items of a similar nature received | | 39 | 39 |
| 1.5 | Interest and other costs of finance paid | | | |
| 1.6 | Income taxes paid | | | |
| 1.7 | Other | | | |
| | **Net Operating Cash Flows** | | (385) | (385) |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospects | (10) | (10) |
| | | (b)equity investments | | |
| | | (c) other fixed assets | (33) | (33) |
| 1.9 | Proceeds from sale of: | (a)prospects | 50 | 50 |
| | | (b)equity investments | | |
| | | (c)other fixed assets | | |
| 1.10 | Loans to other entities | | | |
| 1.11 | Loans repaid by other entities | | | |
| 1.12 | Other (Forex revaluation) | | | |
| | **Net Investing cash flows** | | 7 | 7 |
| 1.13 | Total operating and investing cash flows (carried forward) | | (378) | (378) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (378) | (378) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | | |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings(Refund Director Loan) | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other (Share Issue Expenses) | (17) | (17) |
| | **Net financing cash flows** | (17) | (17) |
| | **Net increase (decrease) in cash held** | (395) | (395) |
| 1.20 | Cash at beginning of quarter/year to date | 3,015 | 3,015 |
| 1.21 | Exchange rate adjustments to item 1.20 | | |
| 1.22 | **Cash at end of quarter** | 2,620 | 2,620 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 101 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | | |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 400 |
| 4.2 | Development | |
| | **Total** | **400** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 82 | 121 |
| 5.2 | Deposits at call | 290 | 495 |
| 5.3 | Commercial Bills | 2,248 | 2,399 |
| 5.4 | Bank Overdraft | | 0 |
| | **Total: cash at end of quarter** (item 1.22) | 2,620 | 3,015 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | n/a | | | |
| 6.2 | Interests in mining tenements acquired or increased | n/a | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | | | | |
| | Fully Paid | 19,700,100 | 19,700,100 | N/A | N/A |
| | Part-Paid | 5,200,000 | 0 | 0.001 cent | 0.001 cent |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | | | | |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** | | | *Exercise price* | *Expiry date* |
| | Unlisted | 2,400,000 | N/A | 40 cents | 30 June 2007 |
| | Unlisted | 2,400,000 | N/A | 60 cents | 31 December 2008 |
| | Listed | 5,025,025 | 5,025,025 | 120 cents | 31 July 2007 |
| | Incentive | 350,000 | 350,000 | 107 cents | 19 April 2011 |
| 7.8 | Issued during quarter | | | *Issue Price* | *Expiry Date* |
| 7.9 | Exercised during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.10 | Expired during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Mart Rampe

Date: 30/10/2006

Print name: MART RAMPE (DIRECTOR)

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Exh. 9

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872

10 November 2006

## ASX ANNOUNCEMENT AND MEDIA RELEASE

### ANNUAL GENERAL MEETING - RESOLUTIONS

Please be advised that all resolutions put to shareholders at the Annual General Meeting of Monaro Mining NL this morning were passed without amendment.

All resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

| Resolution Number | Total Proxy Votes exercisable by all proxies validly appointed | Manner in which proxy directed | | | |
|---|---|---|---|---|---|
| | | For | Against | Abstain | At discretion of proxy |
| 1 | 2,284,872 | 2,249,172 | 0 | 0 | 35,700 |
| | | | | | |
| 2 | 2,284,872 | 2,249,172 | 0 | 0 | 35,700 |
| | | | | | |
| 3 | 2,284,872 | 2,210,672 | 38,500 | 0 | 35,700 |
| | | | | | |
| 4 | 2,284,872 | 2,249,172 | 0 | 0 | 35,700 |

For further information please contact:

Tel: +61-8-9322-3076
Fax: +61-8-9322-5116
E-mail: info@monaromining.com.au
Website: www.monaromining.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,200,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 600,000 Shares – 40 cents per share<br>600,000 Shares – 60 cents per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 600,000 unlisted 30 June 2007 options into fully paid shares.<br>Exercise of 600,000 unlisted 31 December 2008 options into fully paid shares |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 10 November 2006 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 20,900,100 | ORD |
| 5,025,025 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 30/06/07 |
| | | 1,800,000 | Options Expiry 31/12/08 |
| | | 350,000 | Employee Options Expiry 19/04/11 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | N/A |
| 39 | Class of +securities for which quotation is sought | N/A |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropr iate warranties from subscribers for the securities in order to be able to give this warrant y

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 10 November 2006
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 1.1

MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 8 9322 3076 Fax: +61 8 9322 5116. Registered Office: PO Box 1393 West Perth WA 6872

**8 December, 2006** **ASX Announcement**

# $3M PLACEMENT OF SHARES AT $1.50 TO ACCELERATE URANIUM PROJECTS AND APPOINTMENT OF CORPORATE ADVISOR

The Directors of Monaro Mining NL ("the Company") are pleased to announce an agreement with Lonsec Limited to place two million (2,000,000) ordinary fully paid shares in the Company, at $1.50 per share, raising a total of $3m before costs. The shares are being placed to institutions in Hong Kong and Australia as a result of strong interest being expressed in the Company's uranium projects.

The placement is being made pursuant to the placement facility approved by shareholders at the recent Annual General Meeting, held on 10 November 2006.

Funds will be used to accelerate the evaluation of the advanced uranium projects the Kyrgyz Republic, with a view to establishing JORC compliance resources ahead of economic evaluations. Funds will also be used to commence exploration on the portfolio of nine uranium targeted exploration licences in Australia, when they are granted.

The Directors are also pleased to announce that the Company has retained Pitt Capital Partners Limited ("PCP") to identify appropriate financial transactions involving Monaro in the Asian markets and to build relationships with key industry participants with a particular focus on Chinese organisations. PCP will advise Monaro on any appropriate corporate transactions which will capitalise on Monaro's existing assets. PCP is an independent merchant bank with offices in Australia and Asia, providing specialist corporate advisory services.

The Placement Issue is being made to parties falling within Section 708 of the Corporations Act 2001, and accordingly no prospectus or other disclosure documents will be issued in connection with the placement.

Please see the attached Appendix 3B Statement that covers both the shares being placed and the issue of incentive options being allocated to the Company's advisors.

Commenting on the release, Chairman of the Company, Mr Warwick Grigor, has said that:

*"This placement marks the commencement of the institutionalization of the share register, a necessary progression as we build the support base of the Company. We will have sufficient funds to accelerate activity and provide positive results ahead of the conversion date of our July 2007 options, which could bring in another $6m. The appointment of Pitt Capital Partners will further strengthen our relationships with Chinese organizations who have already shown keen interest in our Kyrgyz uranium projects."*

This announcement will lift the present trading halt in Monaro securities.



Mart Rampe

Executive Director

For further information, contact Warwick Grigor on (02) 92470077 or Mart Rampe on (02) 46479566.

E-mail: info@monaromining.com.au Website: www.monaromining.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares<br>Consultant Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 2,000,000 Shares<br>700,000 Options |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Options - Exercise Price $1.75, Expiry 31 December 2008, converting into a share and an attached option exerciseable at $2.50 within three years of issue. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares – Yes<br><br>Options – the Consultants options are a separate class from the existing classes of unlisted options. The Consultant's options will not be listed. |
| 5 | Issue price or consideration | Shares: $1.50 cash per share<br><br>Options: Issued in consideration for corporate advisory and marketing services. No cash consideration |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares: To conduct exploration programs on the Kyrgyz leases and Australian licences and for general working capital.<br><br>Options: See note 5 above. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 15 December 2006 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 22,900,100 | ORD |
| 5,025,025 | 31 July 2007 Options exercisable at $1.20 |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options exerciseable at 40c Expiry 30/06/07 |
| | | 1,800,000 | Options exerciseable at 60c Expiry 31/12/08 |
| | | 350,000 | Employee Options exerciseable at $1.07 Expiry 19/04/11 |
| | | 700,000 | Consultant options exerciseable at $1.75 Expiry 31/12/08 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

Items 11 to 33 are Not Applicable.

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

+ See chapter 19 for defined terms.

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | N/A |
| 39 | Class of +securities for which quotation is sought | N/A |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| Number | +Class |
|---|---|

| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |
|---|---|---|---|

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 8 December 2006
(Director)

Print name: Mart Rampe

== == == == ==

+ See chapter 19 for defined terms.

Exh. 12

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872

18 December 2006

## ASX ANNOUNCEMENT AND MEDIA RELEASE

### CONFIRMATION OF ALLOTMENT

The company has today allotted 2 million shares pursuant to the announcement to the ASX on 8 December 2006 and approval from shareholders at the Annual General Meeting of Shareholders on 10 November 2006.

A copy of the top twenty shareholders is attached.

For further information please contact:

Tel: +61-2-4647-9566
E-mail: info@monaromining.com
Website: www.monaromining.com.

CER/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** T O P 2 0 H O L D E R S *** (RSP520:15.16:181206)
MONARO MINING NL/MRO RUN NUMBER 0285 18/12/06 A.C.N. 073 155 781 PAGE : 1

CLASS: ORD/ORDINARY FULLY PAID SHARES

| HOLDER NO | NAME AND ADDRESS | UNITS | % I/C | RANK |
|---|---|---|---|---|
| | ANZ NOMINEES LIMITED<br><CASH INCOME A/C><br>GPO BOX 2842AA<br>MELBOURNE VIC 3001 | 1,592,300 | 6.95 | 1 |
| | FORTIS CLEARING NOMINEES P/L<br><SETTLEMENT A/C><br>SUITE 1101 LEVEL 11<br>5 ELIZABETH STREET<br>SYDNEY NSW 2000 | 1,409,632 | 6.16 | 2 |
| | GREGORACH PTY LTD<br>C/- WARWICK GRIGOR<br>UNIT 24<br>259 CLARENCE STREET<br>SYDNEY NSW 2000 | 1,000,000 | 4.37 | 3 |
| | NIKAM INVESTMENTS PTY LTD<br>PO BOX 10819<br>SOUTHPORT QLD 4215 | 935,870 | 4.09 | 4 |
| | UBS NOMINEES PTY LTD<br>LEVEL 16<br>CHIFLEY TOWER<br>2 CHIFLEY SQUARE<br>SYDNEY NSW 2000 | 911,000 | 3.98 | 5 |
| | SERGEI SHESTAEV<br>65 HAMOSHAV STREET<br>KARKUR 3710<br>ISRAEL | 700,000 | 3.06 | 6 |
| | YAROSLAV BANDURAK<br>104 ZAGORSKAYA<br>UJGOROD CITY<br>UKRAINE | 690,000 | 3.01 | 7 |
| | BELL POTTER NOMINEES LTD<br><BB NOMINEES A/C><br>GPO BOX 4718TT<br>MELBOURNE VIC 3001 | 590,700 | 2.58 | 8 |
| | BCI HOLDINGS PTY LTD<br>3 WOODMASON STREET<br>MALVERN VIC 3144 | 575,000 | 2.51 | 9 |

CLASS: ORD/ORDINARY FULLY PAID SHARES

| HOLDER NO | NAME AND ADDRESS | UNITS | % I/C | RANK |
|---|---|---|---|---|
| | WARNFORD NOMINEES PTY LIMITED<br><NO 3 ACCOUNT><br>BOX 4675 GPO<br>SYDNEY NSW 2001 | 566,500 | 2.47 | 10 |
| | CITICORP NOMINEES PTY LIMITED<br>GPO BOX 764G<br>MELBOURNE VIC 3001 | 488,563 | 2.13 | 11 |
| | OBI-WAN INVESTMENTS PTY LTD<br>2/53 ALFRED ROAD<br>GLEN IRIS VIC 3146 | 450,000 | 1.97 | 12 |
| | WESTPAC CUSTODIAN NOMINEES<br>LIMITED<br>275 KENT STREET<br>SYDNEY NSW 2000 | 333,500 | 1.46 | 13 |
| | YATESBURY PTY LIMITED<br><YATESBURY ACCOUNT><br>LEVEL 1<br>KYLE HOUSE<br>27 MACQUARIE PLACE<br>SYDNEY NSW 2000 | 304,273 | 1.33 | 14 |
| | UBS WEALTH MANAGEMENT<br>AUSTRALIA NOMINEES PTY LTD<br>GPO BOX 1257L<br>MELBOURNE VIC 3001 | 300,000 | 1.31 | 15 |
| | MANFREE NOMINEES PTY LTD<br><FREEMAN SUPER FUND A/C><br>C/- FREEMAN MCMURRICK PTY LTD<br>3/387 ST KILDA ROAD<br>MELBOURNE VIC 3004 | 252,500 | 1.10 | 16 |
| | RORNIK CAPITAL PTY LTD<br><RORNIK CAPITAL FUND A/C><br>C/- WITHMOTH FIELD & WARNE<br>154 A'BECKETT STREET<br>MELBOURNE VIC 3000 | 250,000 | 1.09 | 17 |
| | NIKAM INVESTMENTS PTY LTD<br><MAKIN SUPER FUND A/C><br>PO BOX 10819<br>SOUTHPORT BC QLD 4215 | 245,000 | 1.07 | 18 |

CER/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** T O P 2 0 H O L D E R S *** (RSP520:15.16:181206)

MONARO MINING NL/MRO RUN NUMBER 0285 18/12/06 A.C.N. 073 155 781 PAGE : 3

CLASS: ORD/ORDINARY FULLY PAID SHARES

| HOLDER NO | NAME AND ADDRESS | UNITS | % I/C | RANK |
|---|---|---|---|---|
| | MR GEORGE PANAGAKIS &<br>MRS ANASTASIA PANAGAKIS<br><A PANAGAKIS FAMILY S/F A/C><br>3 HOADLEY STREET<br>MAWSON ACT 2607 | 211,000 | 0.92 | 19 |
| | HSBC CUSTODY NOMINEES<br>(AUSTRALIA) LIMITED-GSI ECSA<br>GPO BOX 5302<br>SYDNEY NSW 2001 | 210,000 | 0.92 | 20 |
| | *** REPORT TOTAL *** | 12,015,838 | 52.47 | |
| | *** REMAINDER *** | 10,884,262 | 47.53 | |
| | *** GRAND TOTAL *** | 22,900,100 | 100.00 | |

TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 560

Exh. 13

MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872

# ANNOUNCEMENT AND MEDIA RELEASE

## NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

The Company hereby gives notice to the ASX as follows:

1. On 18 December 2006 the Company has issued the securities described in the Schedule ("the Securities").

2. The Securities were issued by the Company without disclosure being given under Part 6D.2 of the Corporations Act.

3. This notice is given under section 708A(5)(e) of the Corporations Act.

4. As at the date of this notice, the Company has complied with:

   (i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

   (ii) section 674 of the Corporations Act.

5. As at the date of this notice, there is no "excluded information" as defined in section 708A(7) and (8) of the Corporations Act in relation to the Company.

**SCHEDULE**
**Description of the Securities**

2 million ordinary fully paid shares in the capital of the Company issued at a price of $1.50 per share.

This Notice is dated the 18th day of December 2006.

Director
MONARO MINING NL

Exh. 14

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

10/1/2007

## Strategic Alliance to Accelerate Exploration Progress in the Kyrgyz Republic

The Directors of Monaro Mining NL (Monaro) are pleased to announce that Kentor Gold Limited (Kentor), an ASX-listed minerals exploration company, and Monaro Mining NL, have executed a Licence Agreement enabling Monaro access to a significant exploration data-set in the Kyrgyz Republic.

Kentor's primary interest in the Kyrgyz Republic is gold and base metals and since commencing operations in that country over 4 years ago, have established a significant data base covering geochemical, geophysical and mining information. A significant amount of this information covers Monaro's tenements and as such represents a significant opportunity for Monaro to advance its understanding of the uranium potential of its tenements.

Under the terms of the licence agreement, a licence fee of US$50,000 is payable. In addition, Kentor will be granted a First Right of Refusal (subject to the exclusion of several already-known occurrences), to explore and develop any gold and base metal opportunities that may be brought to light on Monaro's tenements during the processing of the data.

Commenting on the arrangement, Chairman of the Company, Mr Warwick Grigor, has said that:

*"This agreement will accelerate Monaro's exploration projects in the Kyrgyz Republic and provide a strong joint venture partner for non-uranium projects, if needed, Access to this modern and efficient data base will address some of the issues we have faced regarding differences between the Soviet and AusIMM standards. This agreement is another example of our long term commitment to exploration and development of mineral resources in the Kyrgyz Republic, co-operating with established industry participants."*

For further information please contact:

Mart Rampe
Executive Director

Tele: 02 46479566

Or:

Warwick Grigor
Chairman

Tele: 02 92470077

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

Exh. 15

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

**11 January, 2007** **ASX Announcement**

## Ironbark Gold Limited commences drilling on Jerangle Prospect, NSW

The Directors of Monaro Mining NL (Monaro) are pleased to announce that Ironbark Gold Limited (Ironbark Gold) have commenced drilling operations at the Jerangle base-metal prospect located near Captains Flat, south-eastern NSW. The initial programme entails the completion of 6 diamond/RC holes for an aggregate of 1,100 metres and it is intended to confirm and extend historic copper/lead/zinc/gold and silver mineralisation delineated by previous explorers.

Subject to the fulfillment of a number of conditions, Ironbark Gold has the right to earn a 75% interest in the Captains Flat base metal project (Exploration Licence 6381). Monaro will retain a free carried interest up to a decision to mine.

The Captains Flat tenement covers a well endowed belt of Volcanic Massive Sulphide (VMS) base metal occurrences including Jerangle and the historic Lake George Mine which to 1962, produced approximately 4 million tonnes of high grade zinc-lead-copper-silver-gold.

Commenting on the start of drilling operations, Chairman of the Company, Mr Warwick Grigor, has said that:

*"The Captains Flat tenement is one of the keystone projects of the Monaro IPO. Whilst the Company is now strongly focused on the uranium sector, its original concept of searching the Lachlan Fold Belt for gold and base metals will now I am sure, bear fruit. We are confident that the Ironbark Gold-Monaro Joint Venture will generate positive results from this drilling program."*

For further information please contact:

Mart Rampe
Executive Director

Tele: 02 46479566

Or:

Warwick Grigor
Chairman

Tele: 02 92470077

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

Exh. 1L

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

**12 January 2007** **ASX Announcement**

## Drilling to Commence on Sogul Uranium Project Kyrgyz Republic

The Directors of Monaro Mining NL (Monaro) are pleased to announce that drilling is to commence on its Sogul Uranium Project located in the south-eastern corner of the Kyrgyz Republic in the next few days. A total of 1,500 metres of diamond drilling is planned, with a contingency to add a further 1,000 metres depending upon the initial results. A drilling contract has been executed with the Kyrgyz representative of Palladex, a London-based drilling company and it is anticipated that the program will be completed during the course of the current quarter.

The program targets two styles of mineralisation, viz:

- Silicified and altered Cambro-Ordovician "olistrome" units which comprise of a mélange of exotic, mainly sedimentary brecciated blocks that have been buried, altered and structurally deformed and have acted as a sink for uranium (and other) mineralisation. This is the main focus of the drilling program; and

- Sedimentary hosted uranium mineralisation within Mesozoic strata. The mineralisation is concentrated along oxidation/reducing chemical boundaries and associated with sideritic ironstones and organic rich clay horizons.

Regional work within the Sogul Licence by Monaro, has confirmed the presence of four major uranium radiometric anomalies occurring over a 6 km strike length associated with the above sequence. The largest and most pronounced anomaly covers over an area of 1.5 x 0.4 km and consists of a number of discrete mineralised lenses. These lenses were investigated in the past by Russian expeditions by extensive trenching and drilling. Subsequent work by Monaro entailing radiometric surveys, geological mapping and trench rock chip sampling has confirmed the presence of uranium mineralisation at surface and this drilling program is designed to confirm the nature of the mineralisation at depth and along strike. Laboratory assaying of a number of trench samples are still in progress and results will not be available until February. Proposed drill hole locations are based on either radiometric, assay, structural and/or geological data and/features. A location plan and photos of the prospect are attached.

Commenting on the commencement of drilling activities, Chairman of the Company, Mr Warwick Grigor, notes that:

*"This is the first of a number of uranium projects that Monaro will be drilling during the course of the year. Our intention for 2007 is to step up the level of activities across the entire portfolio, having laid the foundations for an extensive and comprehensive exploration program during 2006. We are looking forward to confirming extensive uranium mineralization discovered by Soviet geologists, but for which we have not been able to report JORC resources due to differences in reporting standards."*

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

***Competent Person***

*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by* ***Steve McRobbie****, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*


KAZAKHSTAN
Bishkek
Issyk-Kul lake
KYRGYZ REPUBLIC
Gavasal
Naryn
UZBEKISTAN
Osh
CHINA
TAJIKISTAN
70°
72°
74°
76°
78°
80°
42°
40°

**Plan of Kyrgyz Republic showing Location of Monaro Mining NL's tenements**

Location of Sogul-Sai Uranium Prospect, showing outcrop of uranium bearing strata which is set to be drilled in the forthcoming drill program.

Outcrop of siliceous breccia with visible secondary uranium mineralisation resulting in a strong radiometric response

Exh. 17

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

16 January, 2007

**ASX Announcement**

## PRESENTATION – PROMOTIONAL VISIT TO EUROPEAN INVESTORS

Please find attached a copy of a presentation which has been compiled for a promotional visit this week to investors in London, Frankfurt, Zurich, Geneva and Paris by Mr Warwick Grigor, Chairman of the Company. This promotional visit is being sponsored by Uraniumletter International, which is an international information and advisory service focused on the worldwide uranium industry. A copy of this newsletter can also be found on Monaro Mining NL's web page.

For further information please contact:

Mart Rampe
Executive Director

Tele: 02 46479566



# MONARO MINING NL

## *A Balance of Production Potential in Central Asia, and Big Picture Exploration in Australia*

### First Mover Advantage in the mineral rich Kyrgyz Republic

- ✓ Historical uranium mines
- ✓ Russian reserves
- ✓ Prospects of early production
- ✓ Favourable government attitude

### Big picture exploration licences in WA, NT and QLD

- ✓ Team of experienced, mine-finding geological team
- ✓ Targeting unconformity and IOCG+U styles, >25,0000 t deposits

ASX Code: MRO

Jan 2007

# Corporate Philosophies



MONARO
MINING NL

***"The shareholders must win!"***

- All shareholders are equal - no preferential groups
- Respect for risk capital - the investor must win!
- Need to be pragmatic and responsive to shareholder and market requirements, whilst balancing the need for a focused operational direction to ensure a growth path
- The market is the arbiter - junior companies should not be spending money on projects if the market is not prepared to replenish the kitty


MONARO
MINING NL

# Capital Structure - *Tight and Incentivising*

## Listed Securities

22.901 mill. fully paid shares
5.025 mill. July 2007, $1.20 options

## Market Capitalisation

At $1.75 = $40m

## Unlisted Securities

1.8 mill. options - 40¢, 30/6/07 (to vendors of Kyrgyz assets)
1.8 mill. options - 60¢, 31/12/08 (to vendors of Kyrgyz assets)
1.3 mill. options - $1.07 and $1.75 (consultant and employee)
5.2 mill. ctg shares, 19.9¢ to pay (director's incentive on IPO)
Bonus shares on granting of export/production licences (2 mill)

Cash Balance Dec '06, $5.5m
Placed 2 mill. shares at $1.50 in Dec '06


MONARO
MINING NL

# Shareholders and Management

**Top Five Shareholders** (8/1/07)

| | | |
|---|---|---|
| 1. | ANZ Nominees | 7.3% |
| 2. | Fortis Clearing Nominees | 6.2% |
| 3. | Gregorach Pty Ltd | 4.3% |
| 4. | Nikam Investments | 4.1% |
| 5. | USB Nominees | 3.9% |

Top 20 Shareholders 49.8%

**Directors/Management**

| | |
|---|---|
| Warwick Grigor | Non Executive Chairman |
| Mart Rampe | Executive Director |
| Michael Evans | Non Executive Director |
| Stephen McRobbie | General Manager CIS/Europe |

# Theatres of Operation


MONARO
MINING NL

## Kyrgyzstan

- Tradition of uranium mining up until 1970s - 3,500 t produced, 3 mines
- Proximity to major regional processing centre at Kara-Balta
- Similar structural and paragenetic scenarios as the Shu-Sarysu and Sydary deposits in Kazakhstan which have total resources of 1.13Mt of $U_3O_8$
- 20% of known global recoverable resources in the Central Asian region.
- Less stringent environmental legislation and regulation than Australia.
- Traditionally the most 'free-market' orientated of the Central Asian republics.
- Russian "reserves" of approximately 2,000 t $U_3O_8$ in C1 +C2 +P1
- Advanced exploration conducted by Soviet geologists but limited drilling
- Company income tax rate only 10%

## Australia

- Strategy is to identify and acquire ground holdings prospective for economic deposits of gold and uranium mineralisation in Australia and elsewhere
- Over 3,700 sq km of prospective ground in three states currently under application with additional areas being evaluated
- Highly experienced technical team – track record of discovery
- No recycling of previously, sub-economic uranium deposits – targeting large, undiscovered and concealed ore bodies fitting the unconformity and IOCG models
- Extensive in-house database
- Active ground evaluation and acquisition program underway


MONARO
MINING NL

# JV Ground Position - MRO Earning 75%

- **EL applications cover over 3,700 sq km of ground prospective for gold and uranium mineralisation**

- **Queensland (IOCG)**
  - *Red Bull 1*
  - *Fort Bowen*
  - *Mount Brown*
- **Northern Territory (U,Au)**
  - *Fog Bay*
  - *Compass Creek*
- **Western Australia (U,Au)**
  - *Coor-de-Wandy Hill*
  - *Yalbra Hills*
  - *Collins Springs*
  - *Granite Hills*


Jabiluka
Nabarlek
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN TERRITORY
Westmoreland
Valhalla
Lomond
TOWNSVILLE
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
ALICE SPRINGS
Angela
WESTERN AUSTRALIA
QUEENSLAND
Yeelirrie
SOUTH AUSTRALIA
BRISBANE
Beverley
NEW SOUTH WALES
Olympic Dam
Honeymoon
KALGOORLIE
PERTH
Radium Hill
BROKEN HILL
SYDNEY
ADELAIDE
VICTORIA
MELBOURNE
TASMANIA
HOBART
0 500 km
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns

**Hapsburg ELA's/EPA's**

# Mine-Finding Expertise



MONARO
MINING NL

- **Lee Spencer (MSc)** – 30 years experience mining and exploration in Asia Pacific. Actively involved with gold, diamond and other mineral discoveries and development projects in PNG, Indonesia, Australia and Philippines.

- **Mohan Varkey (MSc)** – 36 yrs uranium/gold exploration and mining experience. Formerly senior exploration geologist for Urangesellschaft, CRA and Idemitsu. Discovery geologist of Narbalek deposit (U), and part of discovery teams for Cigar Lake (U) in Canada, and Ernest Henry (Cu, Au) deposit Australia

- **David Bennett (BSc)** – 34 years exploration and mining experience. Formerly exploration geologist with Minatome, Mobil Energy Minerals and Urangesellschaft. Former senior exploration geologist for Robertson Research. Independent consultant since 1982.


MONARO
MINING NL

# Iron Oxide Copper Gold (IOCG)

**Large ore bodies:**

- Cu-U-Au associations
- Olympic Dam/Ernest Henry types
- Breccia type ore bodies in Proterozoic metasediments and volcanics
- Recent IOCG discoveries in the Mt. Isa-Cloncurry region of Queensland
  - Ernest Henry 167Mt at 1.1% Cu & 0.54g/t Au
  - Osborne 15Mt at 3% Cu & 1.3g/t Au
  - Selwyn 5Mt at 1.0% Cu & 5.0g/t Au

**IOCG Features:**

- Proximity to Palaeoproterozoic or Archean basement
- Sedimentation along cratonic margins or intracratonic belts
- Regional metamorphism of sediments and interlaid volcanics
- Volcanism and emplacement of batholiths establishing thermal gradients
- Intrusion of high temperature granitoids leading to brecciation, metasomatism, volume reduction and economic concentration of minerals


MONARO
MINING NL

# Queensland - IOCG Targets

The regional magnetic map of Queensland shows a circular magnetic anomaly in the centre in the Millungera area. The centre of the feature is a magnetic low which could represent a granitic intrusion. The areas covered by EPA's are interpreted as Archaean basement highs, and are considered prospective for gold and uranium at the Archaean unconformity, and / or granite contacts.



**3 EPA's COVERING 864 SQ KM**

**(EPM15710 – 15712)**


MONARO
MINING NL

# Northern Territory - Unconformity Targets



*Fog Bay - 77 sq km*


DARWIN
Jabiluka
Ranger 3
Ranger 1
Koongarra
Katherine
NORTHERN TERRITORY
Compass Creek - 518 sq km

At ELA "Fog Bay" Early Proterozioc gneisses and marbles subcrop to the northeast. Target is unconformity controlled vein-type uranium gold mineralisation . *Welltree Metamorphics* is the dominant lithological unit and is intruded by the *Wagaite Granite.* The overlying *Depot Creek Sandstone* provides the classic unconformity model.

At ELA "Compass Creek" the lithological succession is *Burrell Creek Formation*, *Mt Bonney Formation* and *Gerowie Tuff* . This succession has been intruded by *Princes Springs Granite*, *Zamu Dolerite* and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.

# Northern Territory - Unconformity-Related Mineralisation


Hapsburg
FOG BAY
1800 MY Unconformity
RUM JUNGLE
MID-PROTEROZOIC
RANGER, KOONGARRA &
JABILUKA
NARBALEK
Finniss River
Group
South Alligator
Mount Partridge
Group
Namoona
Group
Nourlangie
Schist
Nanambu
Complex
Rum Jungle
and
Waterhouse complexes
Uranium mineralisation
Unconformity
Fault



MONARO
MINING NL

# Western Australia - Unconformity Targets

- All areas are situated along the southern margins of the Gascoyne Province
- Archaean and Paleoproterozoic gneisses and metasediments are present
- These are intruded by Paleoproterozoic granites coincident with major structures
- High energy fluviatile and shallow marine sediments of the Mount James Formation unconformably overlie the Paleoproterozoic gneisses and metasediments
- All areas have the potential to host Unconformity related uranium and gold mineralisation

# Western Australia - Unconformity Targets

MONARO
MINING NL

| | |
|---|---|
| ***Collins Spring*** | ***547 sq km (E09/1331)*** |
| ***Coor-de-wandy Hills*** | ***608 sq km (E09/1333)*** |
| ***Yalbra Hill*** | ***429 sq km (E09/1336)*** |
| ***Granite Hills*** | ***365 sq km (E09/1345)*** |
| ***TOTAL*** | ***1,949 sq km*** |



Kintyre
WESTERN AUSTRALIA
Yeelirrie


The ELA's are located entirely within the Gascoyne Basin, and target Proterozoic metasediments of the *Mt James Formation* where intruded by Proterozoic late-stage granitoids coincident with major structures.

# Kyrgyz Republic (100% owned licences)



MONARO
MINING NL




## Uranium and Gold Projects

70° 72° 74° 76° 78° 80°
42° 40°
KAZAKHSTAN
UZBEKISTAN
TAJIKISTAN
CHINA
KYRGYZ REPUBLIC
Bishkek-
Utor
Karabalta
Chon-Kemin
Issyk-Kul lake
Tup
Sarudzha
Ak-Shirak
Talas
Araimsu
Susamir
Dzhumgal
Vost-Suak
Narun
Ala-Buka
Chatkal
Gavasai
Sumsar
Naryn
Aksai
Karadalja
Osh
Sogul
Kyzyl-suu
Djumsai
Hodjaachkan

## Sogul Uranium



MONARO MINING NL

- Nine mineralised lenses at the Sogul Project hosted in silicifed and brecciated black shale units typically containing pitchblende and uranyl-vanadate –phosphates; to be drilled in January 2007.
- Historical average grades vary from 0.06% to 0.132%% $U_3O_8$
- Koktobinskoe prospect features mineralised clays over 6 km aerial extent and limestone associated mineralisation - trenches exposed narrow zones peaking at 0.097% $U_3O_8$
- Potential for sandstone-style mineralisation with pitchblende and coffinite similar to that in Kazakhstan, where grades range from 0.026% to 0.18% $U_3O_8$ in beds found at depths of 50-600m
- Evidence of a an extensive drilling and trenching program on an area measuring 2 x 3.5 km carried out by Russians.
- Potential for more than 5,000 t $U_3O_8$

# Sogul - Key deposit location



MONARO MINING NL

TAJIKISTAN
Sogul
Shurab
GALOHABASHI RANGE
NYS RANGE
Djuny-Djer
Sogul-Sai
Samarkandek
Kan-y-Gut
Toktubuz-Sulyutinsky
KYRGYZ REPUBLIC
Karasu
UZBEKISTAN
KAZAKHSTAN
KYRGYZ REPUBLIC
TAJIKISTAN
CHINA

# Sogul Uranium


MONARO
MINING NL



Outcrop of siliceous black shale

High uranium concentrations in clay zones
with visible secondary uranium
mineralisation and strong radiometric response



MONARO
MINING NL



Contract geologists from the South Kyrgyz Expedition inspecting the main uranium bearing zone



Trenching on siliceous breccia zones



Outcrop of siliceous breccia with visible secondary uranium mineralisation

# Koni-i-Gut Silver

- Advanced silver/lead/zinc occurrence tested during the 1950's and again during 1989-1992 by Government agencies
- Testwork included the sampling of underground workings as well as drilling
- Mineralisation associated with metasomatised Carboniferous limestone deposits
- Silver grades range from 5.9 – 9.1 oz/tonne
- Lead grades range from 1.75 – 3.62%
- Zinc grades range from 0.90 – 1.42%
- In-situ values of silver grades alone US$85-$132/tonne; and
- Significant tonnages of mineralisation appear to have been delineated;


Adit
Adit
Mine waste
Ore stockpiles
Ore stockpiles
General layout of Koni-I-gut Silver prospect



MONARO
MINING NL


MONARO
MINING NL

# Naryn Uranium

- Covers the most prospective part of the Northern Fergana uranium province
- Underground mining conduced in late 1960s/early 1970s, but ISL wasn't being employed at the time - so could be opportunity
- Parallel prospective beds outcrop for 27km - these are being mined in neighbouring Uzbekistan
- Main uranium minerals are pitchblende and uranium vanadate
- Small tonnage remain in-situ, grading 0.057-0.96% $U_3O_8$
- Semi-arid climate enables year-round access
- Malisu produced 3,362 t $U_3O_8$ at 0.089% $U_3O_8$ (not an asset of MRO)
- Multiple targets of 3-5,000 tonnes



Uranium bearing stratigraphy in outcrop of prominent hill in background



Historical mine infrastructure from late 1960s - underground mining


MONARO
MINING NL

## Sumsar Uranium

- Covers prospective part of the Northern Fergana uranium province, west of Naryn
- Potential for sandy-limestone hosted uranium deposits
- Beds demonstrate high porosity and permeability (important for ISL)
- Assays of 0.077% to 0.165% $U_3O_8$ have been recorded
- Limited mining took place in the 1950s but few records available
- Several prospects
  - **Shakaftar** prospect features carnotite mineralisation in widths up to 2.5m and assays up to 0.1%, across a series of lenses
  - **Chonkal** prospect features hydrothermally altered porphyries up to 10m in width, with assays up to 0.09% $U_3O_8$
  - **Ten'ga** prospect has mineralisation associated with intrusives and at **Yangak-Sa,** it is associated with granites

## Aramsu Uranium

- Small high grade resource - average grade 0.167% $U_3O_8$
- Primary orebody - breccia-hosted mineralisation at granite-sediment contact
- Pitchblende and curite
- Trenching, adits to 70m depth
- 28 intersections in one area - true width 2.6m to 3.7m
- Dip 40-60°
- 325 t $U_3O_8$ , C1 and C2 status
- 93% recovery oxide leach
- Only small portion of licence explored

## Utor Uranium

- Uranium mineralisation found in hydrothermally altered sandstones could be ISL target
- Sandstone beds up to 20m thick have been mapped over a 10km strike
- Uranium mineralisation is found in lenses up to 10-12m wide in inter-bedded siltstones, within the sandstone beds
- Adits have been sunk to 300m depths
- Assays generally range up to 0.08% $U_3O_8$ with exceptional zones drilled to provide up to 1% $U_3O_8$ and even 2.14% $U_3O_8$
- Analogies to styles found in Kazakhstan

## Djurasay and Hodjaakan Uranium and Gold

- Both considered to be prospective for black shale hosted, Carlin-style gold mineralisation enriched in Uranium
- Early in exploration program


MONARO
MINING NL

## Djal-Kokildak Gold

- Discovered 1982/83 - located in highly prospective region
- Near to the Bozymchack gold deposit which reputedly contains almost 40 t of gold (C2 & P1) in porphyry Cu-Au setting
- Six zones of gold mineralisation
- Strike lengths generally 200m, widths 5m
- Grades vary from 1.5 gpt to 10 gpt, averaging 3 gpt
- Prior exploration comprises channel sampling, trenching and excavation of test shafts
- Based on similar styles of deposits, potential exists for 200-300m vertical extensions
- Initial target of 500,000 oz
- Initial mapping and sampling completed
- Amenable to early drilling program

# NSW Gold and Base Metals

- Lachlan Fold Belt
- High level of infrastructure and services
- A few hours drive from either Sydney or Canberra
- Virtually no Native Title Issues
- The Fraser Institute ranks NSW 19 out of 64 countries for favourable mines policy environment and 13 out of 64 for mineral prospectivity



MONARO

MINING NL



LACHLAN
FOLD
BELT
NSW
Detail Area
Sydney
Gilmore Suture
Wagga
Canberra
Woodlawn
Captains Flat
Michelago
Mayfield North
ELA 2720
Mayfield
EL 6358
Wymah North
ELA 2694
Mt Paynter
EL 6356
Michelago
EL 6376
Captains Flat
EL 6381
Wymah
ELA 2636
Michelago South
EL 6550
SOUTH
PACIFIC
OCEAN
NEW SOUTH WALES
VICTORIA
Tenement boundary
Fold Belt boundary
Synclinorial Zone
Anticlinorial Zone
Fault
MONARO MINING N.L.
Lachlan Fold Belt - New South Wales
Location of Mineral Projects
N
0
50
100km


MONARO
MINING NL



# What Distinguishes Monaro?

- Balance of production opportunity and exploration upside
- Highly qualified, proven geological team
- Low market capitalisation relative to peers
- Healthy, but not ridiculous share price movements
- Not a life-style company
- Healthy cash balance



MONARO MINING NL

## Pending News Flow

- Commencement of uranium drilling at Sogul, continuing through the March quarter
- Developing relationship with Chinese uranium specialists
- Drilling copper/zinc target in NSW in JV with Ironbark
- Granting of Australian licences and commencement of work

# Uranium Grades & Values

## Comparing Projects in Gold Equivalents


MONARO
MINING NL

### Uranium Grades and Value Table

| ppm | = %/tonne = | lb/tonne | In-Ground Value US$/lb 40 | 65 | 75 | Resource Company | Reported Project | Gold Equiv. gpt |
|---|---|---|---|---|---|---|---|---|
| | | | Value Per Tonne of Ore A$ at Various Grades | | | | | |
| 300 | 0.030% | 0.66 | 33.48 | 41.85 | 50.22 | Arafura | Nolan's Bore | 2.4 |
| 350 | 0.035% | 0.77 | 39.06 | 48.82 | 58.59 | Aldershot | Turee Ck | 2.8 |
| 500 | 0.050% | 1.10 | 55.80 | 69.75 | 83.70 | PepinNini | Crockers Well | 4.1 |
| 700 | 0.070% | 1.54 | 78.12 | 97.65 | 117.17 | Redport | Lake Maitland | 5.7 |
| 720 | 0.072% | 1.59 | 80.35 | 100.44 | 120.52 | Paladin | Langer Heinrich | 5.9 |
| 770 | 0.077% | 1.70 | 85.93 | 107.41 | 128.89 | Monaro | Sumsar | 6.3 |
| 800 | 0.080% | 1.76 | 89.28 | 111.59 | 133.91 | Paladin | Manyingee | 6.5 |
| 900 | 0.090% | 1.98 | 100.44 | 125.54 | 150.65 | Monaro | Naryn | 7.3 |
| 920 | 0.092% | 2.03 | 102.67 | 128.33 | 154.00 | Paladin | Kayelekera | 7.5 |
| 1050 | 0.105% | 2.31 | 117.17 | 146.47 | 175.76 | Agincourt | Centipede | 8.5 |
| 1400 | 0.140% | 3.09 | 156.23 | 195.29 | 234.35 | Summit | Valhalla | 11.4 |
| 1450 | 0.145% | 3.20 | 161.81 | 202.27 | 242.72 | Glengarry | Oasis | 11.8 |
| 1500 | 0.150% | 3.31 | 167.39 | 209.24 | 251.09 | Summit | Andersons | 12.2 |
| 1650 | 0.165% | 3.64 | 184.13 | 230.16 | 276.20 | Monaro | Aramsu | 13.4 |
| 2500 | 0.250% | 5.51 | 278.99 | 348.73 | 418.48 | ERA | Ranger | 13.6 |

Exchange Rate 0.790

Gold Price 620 US$/oz

# ASX Listed Uranium Companies

## Producers and Potential Producers


FAR EAST
CAPITAL
The Mining Investment Experts

**ASX Listed Uranium Companies - Producers and Potential Producers** — **Market and Capital Statistics**

10/1/07 — AUD/USD 0.7900

| Company | Code | Share Price | | Rise | Mkt Capitalisation | | Resource | 12 Mth Range | | Issued | Capital | Opt. Details | | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | US$/lb | Mill. lbs | Low | High | Shares | Opt/Ctg | Expiry | Strike | Last Qtly |
| | | 10-Jan-07 | 01-Dec-06 | Change | A$m | $U_3O_8$ | $U_3O_8$ | | | mill. | mill. | | | $m |
| **Producers** | | | | | (diluted) | | | | | | | | | |
| Energy Resources | ERA | 1,977¢ | 1,927¢ | 3% | $3,770m | $5.26/lb | 566 | 1,013¢ | 2,183¢ | 190.7 | 0 | 0 | 0 | $20m |
| Paladin Resources | PDN | 800¢ | 685¢ | 17% | $4,154m | $18.09/lb | 181 | 215¢ | 919¢ | 500 | 22 | Dec-07 | 100¢ | $43m |
| **Potential Producers** | | | | | | | | | | | | | | |
| Acclaim Exploration | AEX | 4.8¢ | 4.6¢ | 4% | $29m | $0.94/lb | 24.3 | 2.3¢ | 6.7¢ | 604 | 463 | Jun-08 | 5¢ | $4.0m |
| Arafura Resources | ARU | 69.5¢ | 46.5¢ | 49% | $89m | $8.20/lb | 8.6 | 27¢ | 71.0¢ | 107 | 30 | Jun-08 | 20¢ | $14.6m |
| Berkley Resources | BKY | 122¢ | 107¢ | 14% | $115m | $8.76/lb | 10.4 | 38¢ | 150¢ | 88 | 14 | Various | 70¢ | $5.7m |
| Compass Resources | CMR | 535¢ | 478¢ | 12% | $685m | $59.93/lb | 9.0 | 140¢ | 578¢ | 123 | 5 | Various | 48¢ | $74.0m |
| Contact Resources | CTS | 59¢ | 63¢ | -6% | $46m | $8.30/lb | 4.3 | 29¢ | 70¢ | 49 | 43 | Jun-08 | 20¢ | $4.4m |
| Deep Yellow | DYL | 48¢ | 37¢ | 30% | $467m | $7.06/lb | 52.2 | 8.2¢ | 61¢ | 926 | 48 | Dec-07 | 1¢ | $22.0m |
| Energy Metals | EME | 382¢ | 312¢ | 22% | $144m | $18.39/lb | 6.2 | 106¢ | 445¢ | 26 | 13 | Various | 30¢ | $5.4m |
| Marathon Resources | MTN | 190¢ | 127¢ | 50% | $98m | $17.53/lb | 5.0 | 47¢ | 216¢ | 47 | 6 | Jun-09 | 20¢ | $6.0m |
| Metex Resources | MEE | 13.5¢ | 7.9¢ | 71% | $31m | $8.60/lb | 2.9 | 4¢ | 12¢ | 223 | 34 | Sep-06 | 10¢ | $1.4m |
| Monaro Mining | MRO | 170¢ | 155¢ | 10% | $46m | $8.26/lb | 5.0 | 68¢ | 180¢ | 23 | 15 | Jul-07 | 120¢ | $5.5m |
| Nova Energy | NEL | 302¢ | 230¢ | 31% | $172m | $6.87/lb | 19.8 | 53¢ | 380¢ | 57 | 0 | - | - | $2.8m |
| Omega Corp | OMC | 114¢ | 99¢ | 15% | $171m | $9.82/lb | 13.7 | 21.0¢ | 117¢ | 141 | 11 | Jun-07 | 20¢ | $11.7m |
| PepinNini Minerals | PNN | 152¢ | 115¢ | 32% | $120m | $8.60/lb | 11.0 | 23.5¢ | 170¢ | 70 | 10 | Dec-07 | 20¢ | $1.4m |
| Southern Cross Expl'n | SCX | 8.0¢ | 7.1¢ | 13% | $7m | $9.33/lb | 0.6 | 4¢ | 11.5¢ | 40 | 61 | ctg | 2¢ | $0.1m |
| Summit Resources | SMM | 300¢ | 285¢ | 5% | $618m | $11.27/lb | 43.3 | 60¢ | 352¢ | 197 | 9 | Oct-05 | 10¢ | $16.0m |
| Uranex | UNX | 162¢ | 91.5¢ | 77% | $128m | $7.64/lb | 13.2 | 18¢ | 215¢ | 76 | 6 | ctg | 63 | $7.7m |
| Uranium Equities | UEQ | 54¢ | 44¢ | 23% | $61m | $3.37/lb | 14.3 | 19¢ | 67¢ | 133 | 25 | Various | 35¢ | $4.4m |
| *Average Rise* | | | | 25% | | | | | | | | | | |

*Potential Producers - minimum of 1,000 t $U_3O_8$, at > 0.05% $U_3O_8$, or co-product - not necessarily JORC compliant*


MONARO
MINING NL

# Disclaimer

- All persons should seek appropriate professional investment advice in reviewing or considering this presentation and all other information with respect to Monaro Mining's business, financial performance and operations. Neither the provision of this presentation nor the information contained therein, or any associated communication to any person should be taken as constituting financial advice regarding the the purchase or dealing of shares in Monaro Mining NL. This presentation does not purport to provide all information that might reasonably be required to complete a detailed assessment of Monaro Mining. Individuals should conduct their own investigation of investment and financial parameters relevant to their personal requirements for investment purposes.
- The presentation may contain forward looking statements regarding the intentions of the Company, and these will be affected movements in share markets, commodity prices and many other factors beyond the control of Company personnel. The presentation must be considered in the light of these uncertainties and investments in Monaro Mining NL should be considered as speculative in nature.
- The presentation is not a prospectus or similar disclosure document and does not constitute an invitation to apply for shares.
- **Competent Person** The review of exploration activities and results contained in this presentation in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this
- report. The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the
- inclusion of this information in the form and context in which it appears in this report.

Exh. 18



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,500 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 1,500 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29 January 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 22,901,600 | ORD |
| 5,023,525 | 31 July 2007 Options |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | N/A |
| 39 | Class of +securities for which quotation is sought | N/A |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| Number | +Class |
|---|---|

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 29 January 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 19

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

# QUARTERLY ACTIVITIES REPORT
# FOR THE THREE MONTHS ENDING 31st DECEMBER, 2006

## Highlights

- **Capital Raisings**
  - **Placed 2 million ordinary shares at $1.50 per share, raising $3m**
  - **1.2 million options exercised, raising $0.6m**
- **Drilling programs commence on**
  - **Sogul for highly altered black shale hosted uranium**
  - **Captains Flat for copper and zinc**
- **Strategic alliance with Kentor Gold covering extensive database**
- **Pitt Capital Partners Limited retained as Corporate Advisors**
- **Cash balance at 31/12/06 was $5.48m**

## 1.0 Corporate

### 1.1 Placement Raised $3m

The Company placed 2,000,000 ordinary fully paid shares, at $1.50 per share in the Company, raising $3m before costs. The shares were placed with institutions in Hong Kong and Australia as a result of strong interest being expressed in the Company's uranium projects. The purpose of the fund raising is to accelerate the evaluation of the Kyrgyz uranium projects with the view to establishing JORC compliant resources ahead of economic evaluations. Funds will also be used to commence exploration on the portfolio of nine uranium targeted exploration licences in Australia, when they are granted.

### 1.2 Pitt Capital Partners Limited Retained as Corporate Advisors

Pitt Capital Partners ("PCP") has been retained by the Company to identify appropriate financial transactions involving Monaro in the Asian markets and to build relationships with key industry participants with a particular focus on Chinese organizations. PCP is an independent merchant bank which provides specialist corporate advisory services with offices in Australia and Hong Kong.

### 1.3 Exercise of Options

A total of $600,000 was raised by the Company following the exercise of 1,200,000 unlisted options into fully paid shares. The exercise price varied from 40 cents to 60 cents per share.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

## 2.0 Uranium Projects

### 2.1 Australian Projects – Hapsburg Joint Venture (MRO earning up to 75%)

*Target/Style* - Iron Oxide Copper Gold (IOCG+U) such as Olympic Dam and Ernest Henry type deposits as well as unconformity related models exemplified by the Ranger Mine deposits. The projects are focused on nine tenement areas covering approximately 3700 km2 throughout Queensland, Northern Territory and Western Australia.

*December Quarter Activity* – monitoring of various State Mines Departments to check on progress of tenement applications.

*Proposed Work for January Quarter* – complete formal joint venture structure and working arrangements and commence data compilation and evaluation of granted tenements.

### 2.2 Kyrgyz Projects

#### 2.2.1 Overview

A drilling contract has been executed with the Kyrgyz representative of Palladex, a London-based drilling company, to evaluate a number of uranium targets within the Sogul licence. It is anticipated that the program will be completed by the end of the first quarter 2007. Extensive field work has been completed in Soviet times, including drilling, which point to extensive mineralization.

Elsewhere, compilation and validation of key data in Micromine on the Kanigut Prospect is continuing and arrangements have been made with local geological contractors to commence field assessment of several other prospects within the Gavasai and Sumsar licence areas. Quotes have also been obtained to incorporate all of the data from the North Fergana licences into a 'mineral system' in order to analyze and prioritize the data - a common approach used in the oil industry.



70°
72°
74°
76°
78°
80°
Drilling to commence in January 2007
KAZAKHSTAN
Bishkek
KYRGYZ REPUBLIC
UZBEKISTAN
Sogul
Osh
CHINA
Prospects being mapped and sampled ahead of exploration drilling
TAJIKISTAN
42°
40°


Location of Monaro Mining NL's Uranium Licenses in the Kyrgyz Republic

**2.2.2 Sogul Licence (MRO 100%)**

*Target/Style* - two styles of mineralisation are apparent within the licence area, viz:

- Silicified and altered Cambro-Ordovician "olistrome" units which comprise of a mélange of exotic, mainly sedimentary brecciated blocks that have been buried, altered and structurally deformed and have acted as a sink for uranium (and other) mineralisation. This is the main focus of the drilling program; and
- Sedimentary hosted uranium mineralisation within Mesozoic strata. The mineralisation is concentrated along oxidation/reducing chemical boundaries and associated with sideritic ironstones and organic rich clay horizons.

*December Quarter Activity* – geological assessment during the quarter indicates that a key structural control to the uranium mineralisation lies at a competency boundary between (at least 2) hard primary siliceous bands in the Ordovician/Silurian mélange unit and surrounding slates. Much of the veining and alteration occurs where the slate has deformed against the competent silica. Several conjugate tectonic zones governed by steep ramp faults are associated with the mineralization.

A total of 354 channel and grab samples were submitted to the Central Scientific Research Laboratory at KaraBalta, a UKAS accredited facility for analyzing uranium. Check and external assay data are expected early in the March quarter.

A drilling contract was executed with Palladex, a London based drilling company to commence a program of diamond drilling on the Sogul Prospect.

*Proposed Work for March Quarter* – a program of 1,500-2,500m of core drilling commence in January 2007, in order to define uranium mineralisation at depth and along strike from known surface occurrences at the Sogul uranium project.

**2.2.3 Kan-i-Gut Silver** (MRO 100%)

*Target/Style* - carbonate hosted silver/lead/zinc mineralization associated with robust limestone blocks thrust over schistose planes of weakness.

*December Quarter Activity* – data has been compiled into collar, survey, assay and geology files and validated in Micromine. A preliminary geological model has been outlined in 3D.

*Proposed Work for January Quarter* – assess the relevance of the 3D model to the overall structure controlling uranium mineralisation within the Sogul licence.

**2.2.4 Naryn and Sumsar Licences - North Fergana** (MRO 100%)

*Target/Style* – two styles – dominated by bitumen-limestone type deposits within carbonate units from the Lower Tertiary (Palaeogene) and stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata. .

*December Quarter Activity* – detailed discussions were held with Midland Valley Exploration based in Glasgow, Scotland to take a mineral systems approach to the Naryn licence. The purpose of this approach is to produce focused targets in 3D from a wide area in order to advance the understanding of the project and home in on target areas. This approach is widely used in the oil industry and is relevant in this case due to the close association of oil and uranium in the stratigraphy. It is also reliant on the quality of available Soviet/Kyrgyz data.

*Proposed Work for January Quarter* – reconnaissance work is to be undertaken around the old Shekafter Uranium Mine in Sumsar, incorporating geological traverses, grab sampling and radiometric surveying - particularly along N-S structures which may control mineralisation at the minesite.

**2.2.5 Aramsu Licence** (MRO 100%)

*Target/Style* - uranium mineralization associated with late-stage magmatic epithermal fluids and sulphide mineralization.

*December Quarter Activity* – access was limited due to seasonal weather conditions. Prior to the onset of winter the Company hosted a site visit by representatives of Chinese uranium and nuclear industry representatives to consider joint venture possibilities. Discussions are continuing with the possibility that a joint venture may be formed to accelerate development plans of a small, high grade uranium resource.

*Proposed Work for January Quarter* – assess the results of the Chinese scoping study with a view to advancing towards possible development.

**2.2.6 Utor Licence** (MRO 100%)

*Target/Style* - the prospective geological environment in this licence area is similar to that found in Aramsu Licence. In particular, veins and shears within hydrothermally-altered sandstones adjacent to granitoid intrusives are a target, where sulphide associated uranium mineralization can be found.

*December Quarter Activity* – a project summary was produced from all available data and reports.

*Proposed Work for January Quarter* – reviews by external consultants to incorporate new regional data acquired from Kentor Gold Ltd is to be completed. It is anticipated that this work will identify follow-up areas on which to plan targeted fieldwork over the summer field season.

**2.2.7 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)**

*Target/Style* - these two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium.

*December Quarter Activity* – project summaries were produced from all available data and reports.

*Proposed Work for January Quarter* – reviews by external consultants to incorporate new regional data acquired from Kentor Gold Ltd is to be completed. It is anticipated that this work will identify follow-up areas on which to plan targeted fieldwork over the summer field season.

## 3.0 Gold and Base Metal Projects

### 3.1 Kyrgyz Republic Projects

#### 3.1.1 Overview

Negotiations to obtain an extensive regional geo-scientific database from Kentor Gold Ltd for the western part of the Kyrgyz Republic were completed. Kentor Gold Ltd has been operating in the country for approximately 4 years and has developed an extensive database which will assist Monaro to shortcut a number of exploration steps on a number of its projects.

**3.1.2 Sumsar (MRO 100%)**

*Target/Style* - the licence is prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t Au have been documented in a number of exploration reports. A large conceptual resource is considered viable for this licence.

*December Quarter Activity* – fieldwork data was reassessed due to the complexity of Alpine tectonics

*Proposed Work for January Quarter* – a geochemical sampling program based on narrow traverse sampling at 50m stations has been planned for the quarter. This will incorporate the detection of low-level and secondary geochemical halos associated with gold mineralisation and enable targeting for a "fence" styler drilling program.

### 3.1.3 Gavasai (MRO 100%)

*Target/Style* - gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region and Cu-Mo-Pb-Fe-Zn deposits at the edge of a mesothermal porphyry system underpinned by granitoid intrusives.

*December Quarter Activity* – the Gavasai Licence area was reviewed and mineral deposits/anomalies prioritised. The most prospective area identified was Davan I, where several consistent gold intersections >1g/t Au have been recorded from 7 historical exploration trenches.

*Proposed Work for January Quarter* – a program of geological and structural mapping over a 5km² area encompassing Davan I will be implemented with the view to identifying and confirming the historical trench results.

## 3.2 Australian Projects

### 3.2.1 Overview

Preliminary activities have now been completed on a number of projects which will result in several substantive field and drilling campaigns being launched in the new year. This includes the commencement of drilling and other exploration activities on the Captains Flat Project. In addition, work on the Mayfield Project should also culminate in a drilling project during the first half of the year.

### 3.2.2 Captains Flat Project: EL 6381(MRO 100% reducing to 25%)

*Target/Style* - a number of targets have been identified as being prospective for base metals and gold which are associated with Volcanogenic Massive Sulphide (VMS) deposits and include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle Prospects.

*December Quarter Activity* – a formal farm-in agreement was completed during the quarter with Ironbark Gold Limited. Land owner access arrangements were successfully concluded, allowing Ironbark Gold to commence planning of drilling activities in the January quarter. Ironbark is earning up to a 75% interest in the tenement. Monaro will be free carried up to a Decision to Mine.

*Proposed Work for January Quarter* - Ironbark Gold intends to commence drilling activities initially on the Jerangle Prospect where significant intercepts of copper lead and zinc have been delineated by past explorers but never pursued.

### 3.2.3 Michelago: EL 6376 and EL 6550 (MRO 100%)

*Target/Style* - both licences contain typically volcanogenetic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

*December Quarter Activity* - no field activities were carried out during the past quarter.

*Proposed Work for January Quarter* – further geophysical interpretation is to be completed shortly and will be followed up with field investigations. This will entail visiting all identified target areas with the view to assessing their potential and arranging access and compensation agreements with relevant property owners.

### 3.2.4 Mayfield and Mayfield North Project: EL 6358(MRO 80%) and EL 6691(100%)

*Target/Style* – the two licence areas cover the Mayfield, other copper-gold skarn and potential VMS deposits. However, the licence areas are also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits.

*December Quarter Activity* - field work during the quarter entailed the follow-up of a number of drainage geochemical anomalies as well reconnaissance sampling of several skarn and ironstone outcrops. Laboratory analysis results confirm that some of the ironstone outcrops are gold bearing and will require follow-up in subsequent programs. The Mayfield North Licence was granted by the Department of Primary Industries on 22/12/2006 and covers an area immediately to the north and west of EL 6358.

*Proposed Work for January Quarter* – the Company will assess the options available to it with respect to further ground surveys as well as a proposed drilling program of the Mayfield Prospect. Data compilation and assessment will commence on EL 6691.

### 3.2.5 Mount Paynter: EL 6356, (MRO 100%)

*Target/Style* – quartz vein hosted tin tungsten mineralization in granitic host.

*December Quarter Activity* - no field work has been conducted on this licence during the last quarter. Native title issues have been successfully resolved. Discussions were held with a number of parties who expressed an interest in farming-in on the project. An application for the renewal of 50% of the licence area was lodged during the quarter.

*Proposed Work for January Quarter* – a standard access and compensation agreement is now being pursued, which will enable field and proposed drilling activities to be initiated.

### 3.2.6 Wymah Tungsten/Molybdenum: ELA's 2636 and 2694(MRO 100%)

*Target/Style* - granite hosted molybdenum, tungsten and tin mineralisation.

*December Quarter Activity* – no field work was conducted on this project area, pending the grant of an exploration licence. The Company has been made an offer by the Department of Primary Industries for one exploration licence to cover existing ELA's 2636 and 2694.

*Proposed Work for January Quarter* – data compilation and assessment will commence following the grant of the licence and will be followed by a stream sediment sampling program after appropriate compensation and access agreements have been completed over the relevant areas of interest.

## 4.0 Financial

As at 31 December 2006, the Company had a cash balance of $5.48m and no interest bearing debt.

Mart Rampe
Executive Director

***Competent Person***

*The review of exploration activities and results contained in this report in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MONARO MINING NL

| ABN | Quarter ended ("current quarter") |
|---|---|
| 99 073 155 781 | 31 DECEMBER 2006 |

## Consolidated statement of cash flows

| | Cash flows related to operating activities | | Current quarter $A'000 | Year to date (6 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | | |
| 1.2 | Payments for | (a) exploration and evaluation | (389) | (523) |
| | | (b) development | | |
| | | (c) production | | |
| | | (d) administration | (264) | (554) |
| 1.3 | Dividends received | | | |
| 1.4 | Interest and other items of a similar nature received | | 40 | 79 |
| 1.5 | Interest and other costs of finance paid | | | |
| 1.6 | Income taxes paid | | | |
| 1.7 | Other | | | |
| | **Net Operating Cash Flows** | | (613) | (998) |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospects | | (10) |
| | | (b)equity investments | | |
| | | (c) other fixed assets | (5) | (38) |
| 1.9 | Proceeds from sale of: | (a)prospects | | 50 |
| | | (b)equity investments | | |
| | | (c)other fixed assets | | |
| 1.10 | Loans to other entities | | | |
| 1.11 | Loans repaid by other entities | | | |
| 1.12 | Other (Forex revaluation) | | (6) | (6) |
| | **Net investing cash flows** | | (11) | (4) |
| 1.13 | Total operating and investing cash flows (carried forward) | | (624) | (1,002) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (624) | (1,002) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 3,600 | 3,600 |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings(Refund Director Loan) | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other (Share Issue Expenses) | (113) | (130) |
| | **Net financing cash flows** | 3,487 | 3,470 |
| | **Net increase (decrease) in cash held** | 2,863 | 2,468 |
| 1.20 | Cash at beginning of quarter/year to date | 2,620 | 3,015 |
| 1.21 | Exchange rate adjustments to item 1.20 | (3) | (3) |
| 1.22 | **Cash at end of quarter** | 5,480 | 5,480 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 143 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Monaro Mining NL has entered into a joint venture with Ironbark Gold Limited (IBG) on the Captains Flat Project (EL 6381). IBG will earn a 75% interest in the project subject to a "Decision to Mine" declaration. Monaro will be free carried up to this point. In addition, IBG are required to meet NSW Department of Primary Industries expenditure commitments for the next two years. The joint venture became effective during the quarter.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | | |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 600 |
| 4.2 | Development | |
| | **Total** | **600** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 252 | 82 |
| 5.2 | Deposits at call | 205 | 290 |
| 5.3 | Commercial Bills | 5,023 | 2,248 |
| 5.4 | Bank Overdraft | | |
| | **Total: cash at end of quarter** (item 1.22) | 5,480 | 2,620 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | EL 6356 (Mt Paynter) | Application lodged to reduce area of licence by 50% | 100% | 100% |
| 6.2 | Interests in mining tenements acquired or increased | EL 6691 (Mayfield North) | Granted during quarter in favour of previously lodged application | 100% | 100% |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities**<br>Fully Paid<br><br>Part-Paid | <br><br>22,900,100<br><br>5,200,000 | <br><br>22,900,100<br><br>0 | <br><br>N/A<br><br>0.001 cent | <br><br>N/A<br><br>0.001 cent |
| 7.4 | Changes during quarter<br>(a) Increases through issues<br><br>(b) Decreases through returns of capital, buy-backs | 3,200,000 | 3,200,000 | N/A | N/A |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options**<br><br>Unlisted<br>Unlisted<br>Listed<br>Incentive<br>Incentive | <br><br>1,800,000<br>1,800,000<br>5,025,025<br>350,000<br>700,000 | <br><br>N/A<br>N/A<br>5,025,025<br>N/A<br>N/A | *Exercise price*<br><br>40 cents<br>60 cents<br>120 cents<br>107 cents<br>175 cents | *Expiry date*<br><br>30 June 2007<br>31 December 2008<br>31 July 2007<br>19 April 2011<br>31 December 2008 |
| 7.8 | Issued during quarter | 700,000 | N/A | *Issue Price*<br>N/A | *Expiry Date*<br>31 December 2008 |
| 7.9 | Exercised during quarter | 600,000<br>600,000 | N/A<br>N/A | *Exercise Price*<br>40 cents<br>60 cents | *Expiry Date*<br>30 June 2007<br>31 December 2008 |
| 7.10 | Expired during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Mart Rampe

Date: 30th January, 2007

Print name: MART RAMPE (DIRECTOR)

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Exh. 20



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 100,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 100,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 12 February 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,001,600 | ORD |
| 4,923,525 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Items 38 – 42 Not Applicable |
| 39 | Class of +securities for which quotation is sought | N/A |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 12 February 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 21



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 600,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 600,000 Shares – 40 cents per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 600,000 unlisted 30 June 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 13 February 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,601,600 | ORD |
| 4,923,525 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,200,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropr iate warranties from subscribers for the securities in order to be able to give this warrant y

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 13 February 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 22



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 3,750 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 3,750 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 16 February 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,605,350 | ORD |
| 4,919,775 | 31 July 2007 Options |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,200,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Items 38 – 42 Not Applicable |
| 39 | Class of +securities for which quotation is sought | N/A |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 16 February 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 23



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 50,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 50,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 27 February 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,655,350 | ORD |
| 4,869,775 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,200,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Items 38 – 42 Not Applicable |
| 39 | Class of +securities for which quotation is sought | N/A |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 27 February 2007
(Company Secretary)

Print name: June Atling

== == == == ==

Exh. 24



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares<br>Consultant Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 15,000 Shares<br>50,000 Options |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Options – Exercise Price $1.75, Expiry 31 December 2008 converting into a share and an option exerciseable at $2.50 within three years of issue. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares – Yes<br><br>Options – the consultants options are the same class as an existing class of unlisted options and will not be listed. |
| 5 | Issue price or consideration | Shares - $1.20 per share<br><br>Options – Issued in consideration for corporate marketing services. No cash consideration |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares - Exercise of 15,000 listed 31 July 2007 options into fully paid shares.<br><br>Options: see note 5 above. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 2 March 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,670,350 | ORD |
| 4,854,775 | 31 July 2007 Options |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,200,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Items 38 – 42 Not Applicable |
| 39 | Class of +securities for which quotation is sought | N/A |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 2 March 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 25



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 100,000 Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 100,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 8 March 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,770,350 | ORD |
| 4,754,775 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,200,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Items 38 – 42 Not Applicable |
| 39 | Class of +securities for which quotation is sought | N/A |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 8 March 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 26

# MONARO MINING NL

(ABN 99 073 155 781)



**FINANCIAL REPORT**
**FOR THE HALF-YEAR ENDED**
**31 DECEMBER 2006**

MONARO MINING NL

(ABN 99 073 155 781)

# FINANCIAL REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

## CONTENTS


Half-year financial report

| | |
|---|---|
| Directors' report | 3 |
| Auditor's independence declaration | 5 |
| Auditor's independent review report | 6 |
| Directors' declaration | 8 |
| Condensed consolidated income statement | 9 |
| Condensed consolidated balance sheet | 10 |
| Condensed consolidated statement of recognised income and expense | 11 |
| Condensed consolidated cash flow statement | 12 |
| Notes to the condensed consolidated financial statements | 13 |

MONARO MINING NL
DIRECTORS' REPORT

The directors of Monaro Mining NL submit herewith the financial report for the half-year ended 31 December 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during all of and since the end of the half-year are:

Mr W R Grigor
Mr M Rampe
Mr M J Evans

## REVIEW OF OPERATIONS

The consolidated loss of the economic entity for the half-year after income tax was $1,099,046 (Half-year ended 31 December 2005 loss: $183,571).

During the half year the economic entity continued to explore for minerals in Australia and Kyrgyzstan. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

Total revenue comprised interest income of $86,245 (2005: $43,132) and income from the farm out of an Australian mineral tenement of $50,000 (2005: $nil). Expenditures totalled $1,235,291 (2005: $226,703) of which $400,260 (2005: $108,605) was expensed on mineral projects.

During the current half year the entity undertook preliminary exploration in Australia on a number of base metal projects in preparation for field and drilling campaigns being launched in the 2007 year. This is likely to include the commencement of drilling and other exploration activities on the Captains Flat and Mayfield Projects. Uranium exploration was focused on nine tenement areas covering approximately 3700km2 throughout Queensland, Northern Territory and Western Australia where tenement applications were lodged.

In Kyrgyz, negotiations to obtain an extensive regional geo-scientific database from Kentor Gold Ltd for the western part of the Kyrgyz Republic were completed during the half year. Kentor Gold Ltd has been operating in the country for approximately 4 years and has developed an extensive database which will assist Monaro to fast track a number of exploration steps on a number of its projects.

A drilling contract was also executed during the half year with the Kyrgyz representative of Palladex; a London based drilling company, to evaluate a number of uranium targets within the Sogul licence. It is anticipated that the program will be completed by the end of the first quarter 2007. Extensive field work has been completed in Soviet times, including drilling, which point to extensive mineralization.

Elsewhere, compilation and validation of key data in Micromine on the Kanigut Prospect is continuing and arrangements have been made with local geological contractors to commence field assessment of several other prospects within the Gavasai and Sumsar licence areas. Quotes have also been obtained to incorporate all of the data from the North Fergana licences into a 'mineral system' in order to analyze and prioritize the data - a common approach used in the oil industry.

Looking forward the company will continue to focus on exploration activity in Australia and Kyrgyz. The entity's objectives are to establish a mineable resource while at the same time expose shareholders to a number of high impact exploration opportunities with a strong bias toward uranium.

## Working Capital

Concurrent with the escalation in its activities Monaro undertook certain capital raisings aggregating $3.6 million (before costs) during the half and issued a new series of quoted options. These actions have strengthened the entity's financial position as more fully detailed in the interim financial report.

Investment sentiment for mineral explorers listed on the Australian Stock Exchange has improved concurrent with commodity prices, particularly uranium. Whilst the outlook for the Company has improved significantly, exploration continues to involve high risk and high rewards dependent upon exploration outcomes.

## Corporate Governance

During the period there were no changes to Corporate Governance Practices adopted by the Board, these being determined to be commensurate with best practice given the Company's size, its operations and the industry within which it participates. The Corporate governance Practice Statement is set out in the 2006 Annual Report.

## AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 5 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors

**Mr W R Grigor**
**Director**
Sydney, 12 March 2007

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

12 March 2007

Board of Directors
Monaro Mining NL
Level 2
87 Colin Street
WEST PERTH WA 6005

Dear Sirs

**RE: MONARO MINING NL**

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Monaro Mining NL.

As Audit Director for the review of the financial statements of Monaro Mining NL for the period ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely
**STANTONS INTERNATIONAL**
**(Authorised Audit Company)**

**John Van Dieren**
**Director**

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

# INDEPENDENT AUDITOR'S REVIEW REPORT TO THE MEMBERS OF MONARO MINING NL

## Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Monaro Mining NL, which comprises the consolidated condensed balance sheet as at 31 December 2006, and the consolidated condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration.

*Directors' Responsibility for the Half-Year Financial Report*

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Monaro Mining NL, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in




Russell
Bedford

accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

*Independence*

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001,* has been provided to the directors of Monaro Mining NL on 12 March 2007.

*Conclusion*

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Monaro Mining NL is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

**STANTONS INTERNATIONAL**
**(An authorised audit company)**

Stantons International

**J P Van Dieren**
Director

West Perth, Western Australia
12 March 2007

**MONARO MINING NL**
**DIRECTORS' DECLARATION**

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

**W R Grigor**
**Director**
Sydney, 12 March 2007

MONARO MINING NL

**Condensed consolidated income statement**
For the half-year ended 31 December 2006

| | Half-year ended | |
|---|---|---|
| | 2006 | 2005 |
| | $ | $ |
| Revenue from continuing operations | - | - |
| Other income | 136 245 | 43 132 |
| Direct Operating costs | | |
| Depreciation and amortisation expense | (12 953) | - |
| Exploration and evaluation expense | (400 260) | (108 605) |
| General and administrative | (785 562) | (117 160) |
| Other expenses | (36 516) | (938) |
| **(Loss) Profit before income tax** | (1 099 046) | (183 571) |
| Income tax expense | | |
| (Loss) Profit from continuing operations | (1 099 046) | (183 571) |
| **(Loss) Profit for the half-year** | (1 099 046) | (183 571) |
| **(Loss) Profit attributable to members of Monaro Mining NL** | (1 099 046) | (183 571) |

| | Cents | Cents |
|---|---|---|
| **Earnings per share:** | | |
| Basic (loss) profit per share | (5.4) | (1.25) |
| Diluted (loss) profit per share | (5.4) | (1.25) |

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

MONARO MINING NL

**Condensed consolidated balance sheet**
As at 31 December 2006

| | 31 December 2006 $ | 30 June 2006 $ |
|---|---|---|
| ASSETS | | |
| **Current assets** | | |
| Cash and cash equivalents | 5 480 021 | 3 015 374 |
| Trade and other receivables | 38 520 | 18 995 |
| Other | 11 915 | 3 633 |
| **Total current assets** | **5 530 456** | **3 038 002** |
| **Non-current assets** | | |
| Other financial assets | 50 000 | 50 000 |
| Property, plant and equipment | 85 502 | 44 561 |
| Mineral properties | 3 649 084 | 3 639 084 |
| **Total non-current assets** | **3 784 586** | **3 733 645** |
| **Total assets** | **9 315 042** | **6 771 647** |
| LIABILITIES | | |
| **Current liabilities** | | |
| Trade and other payables | 105 722 | 130 027 |
| Provisions | 7 520 | - |
| **Total current liabilities** | **113 242** | **130 027** |
| **Total liabilities** | **113 242** | **130 027** |
| **Net assets** | **9 201 800** | **6 641 620** |
| EQUITY | | |
| Issued Capital | 9 323 574 | 5 673 722 |
| Reserves | 1 905 260 | 1 895 886 |
| Accumulated losses | (2 027 034) | (927 988) |
| **Total equity** | **9 201 800** | **6 641 620** |

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

MONARO MINING NL

**Condensed consolidated statement of changes in equity**
For the half-year ended 31 December 2006

| | Share capital | Reserves | | | Accumulated Losses | Total Attributable to equity holders of the parent |
|---|---|---|---|---|---|---|
| | | Option Reserve | Foreign currency translation reserve | Total | | |
| | $ | $ | $ | $ | $ | $ |
| **Balance at 1 July 2005** | 5 220 | | | | (6 651) | (1 431) |
| Share based payments | | | | | | |
| Exchange differences arising on translation of foreign operations | | | | | | |
| **Net income recognised directly in equity** | | | | | | |
| Profit (Loss) for the period | | | | | (183 571) | (183 571) |
| **Total recognised income and expense** | | | | | | (183 571) |
| Issue of shares | 3 000 000 | | | | | 3 000 000 |
| Conversion of options into shares | | | | | | |
| Share issue costs | (280 361) | | | | | (280 361) |
| **Balance at 31 December 2005** | 2 724 859 | | | | (190 222) | 2 534 637 |

| | Share capital | Option Reserve | Foreign currency translation reserve | Total | Accumulated Losses | Total Attributable to equity holders of the parent |
|---|---|---|---|---|---|---|
| **Balance at 1 July 2006** | 5 673 722 | 1 894 574 | 1 312 | 1 895 886 | (927 988) | 6 641 620 |
| Share based payments | | 189 000 | | 189 000 | | 189 000 |
| Exchange differences arising on translation of foreign operations | | | 32 174 | 32 174 | | 32 174 |
| **Net income recognised directly in equity** | | | | | | |
| Profit (Loss) for the period | | | | | (1 099 046) | (1 099 046) |
| **Total recognised income and expense** | | | | | | (877 872) |
| Issue of shares | 3 600 000 | | | | | 3 600 000 |
| Conversion of options into shares | 323 400 | (323 400) | | (323 400) | | |
| Share issue costs | (273 548) | 111 600 | | 111 600 | | (161 948) |
| **Balance at 31 December 2006** | 9 323 574 | 1 871 774 | 33 486 | 1 905 260 | (2 027 034) | 9 201 800 |

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

MONARO MINING NL

**Condensed Consolidated cash flow statement**
For the half-year ended 31 December 2006

| | 31 December 2006 $ | 31 December 2005 $ |
|---|---|---|
| **Cash flows from operating activities** | | |
| Payments to suppliers and employees | (1 076 350) | (174 149) |
| **Net cash used in operating activities** | **(1 076 350)** | **(174 149)** |
| **Cash flows from investing activities** | | |
| Payments for mineral leases | (10 000) | - |
| Payments for property, plant and equipment | (37 555) | (11 010) |
| Interest received | 78 338 | 37 900 |
| Proceeds from sale of property, plant and equipment | 50 000 | - |
| Other | (6 000) | - |
| **Net cash provided by investing activities** | **74 783** | **26 890** |
| **Cash flows from financing activities** | | |
| Borrowings (repaid)/from related parties | - | (71 220) |
| Proceeds from issues of shares and other equity securities | 3 600 000 | 3 000 000 |
| Payment for share issue costs | (129 882) | (250 494) |
| **Net cash provided by financing activities** | **3 470 118** | **2 678 286** |
| Net increase in cash and cash equivalents | 2 468 551 | 2 531 027 |
| Cash and cash equivalents at the beginning of the half-year | 3 015 374 | 21 081 |
| Effects of exchange rate changes on cash and cash equivalents held in foreign currency | (3 904) | - |
| **Cash and cash equivalents at end of half-year** | **5 480 021** | **2 552 108** |

Notes to the condensed consolidated financial statements are included on pages 13 to 15.

MONARO MINING NL
**Notes to the financial statements**
31 December 2006

### 1. Basis of preparation

The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 134 *Interim Financial Reporting.* Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting.* The half-year financial report does not include all the notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Except where indicated otherwise, all amounts are presented in Australian dollars.

### 2. Significant accounting policies

The condensed financial statements have been prepared under the historical cost convention, except where applicable, for the revaluation of mineral sales and certain financial instruments. The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2006 annual financial report for the year ended 30 June 2006, unless otherwise described herein.

### 3. Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in Australia and Central Asia. Offices are maintained in Australia and in Central Asia where operations comprise the operations of Monaro Mining NL. Segment accounting policies are the same as the consolidated entity's policies described in Note 2. Segment results are classified in accordance with their use within geographic segments regardless of legal entity ownership.

**Half year 2006**

| | Australia | Central Asia |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Mineral sales | | |
| Other revenue | 136 245 | - |
| Inter-segment revenue | | |
| **Total Segment revenue** | 136 245 | - |
| **Segment Result** | (539 833) | (559 213) |

**Half year 2005**

| | Australia | Central Asia |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Mineral sales | - | |
| Other revenue | 43 132 | - |
| Inter-segment revenue | - | - |
| **Total Segment revenue** | 43 132 | - |
| **Segment Result** | (143 523) | (40 048) |

## 4. Unusual transactions included in results for the half-year

| | Half-year | |
|---|---|---|
| | 2006 | 2005 |
| | $ | $ |
| Loss for the half-year before income tax includes the following items that are unusual because of their nature, size or incidence: | | |
| **Expenses** | | |
| Exploration expenditure written off | 400 260 | 108 605 |

## 5. Issuances of equity securities

The following equity securities were issued during the half-year to raise working capital for the Company.

On 10 November 2006 an option holder converted 600,000 June 2007 options into ordinary shares by payment of 40 cents each raising $240,000.

On 10 November 2006 an option holder converted 600,000 June 2007 options into ordinary shares by payment of 60 cents each raising $360,000.

On 18 December 2006, the Company allotted 2 million ordinary shares at an issue price of $1.50 raising $3,000,000 before costs. Costs associated with the capital raising amounted to $273,548. Of these costs $111,600 was satisfied by the allotment of 200,000 Options which expire on 31 December 2008 and are exercisable into ordinary shares by payment of $1.75 each. These Options have been valued using the Binomial Tree Option Calculator with regard to an in accordance with ASIC guidance.

On 18 December 2006, the Company allotted 500,000 Options to a consultant for financial public relations services. The Options expire on 31 December 2008 and are exercisable into ordinary shares by payment of $1.75 each. These Options have been valued at $189,000 using the Binomial Tree Option Calculator with regard to an in accordance with ASIC guidance.

## 6. Contingencies and commitments

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | $ | $ | $ | $ |
| **Contingent liabilities** | 32 300 | | 32 300 | |
| **Contingent assets** | - | - | - | - |

In the event that service contracts with executives are terminated early then the Company may become liable for payments in lieu of notice. In relation to the McRobbie contract this comprises 2 months or approximately $32,300. In the case of the Rampe contract this amount is not presently quantifiable. There are no other contingent liabilities arising from service contracts with executives.

Pursuant to an Agreement to acquire uranium and gold exploration licences in the Kyrgyz Republic settled on 30 January 2006 a further 2,000,000 fully paid ordinary shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects. The Company applied for and was granted a waiver from Listing Rule 7.3.2. Pursuant to the terms of an approval at a General Meeting of Shareholders held on 11 January 2006. These shares may be issued no later than 36 months after the date of the meeting.

Pursuant to an Agreement dated 20 September 2006 with Hapsburg Exploration Pty Ltd to acquire a number of exploration licences prospective for uranium, gold and base metals in Australia, the Company made a non-refundable initial payment of $10,000. On successful grant of at least four applications, Monaro will make a payment of $90,000 to Hapsburg. On successful grant of all of the applications, Monaro will issue fully paid shares in Monaro Mining NL to the value of $100,000 and 500,000 share purchase options at an exercise price of $1.20 with a term of four years. In the event that any one such application is not granted, the number of shares and options to be issued will be reduced by $10,000 and 50,000 share purchase options respectively.

Pursuant to a Farm in Agreement dated 1 November 2006 with Ironbark Gold Limited on Exploration Licence EL 6381 Captains Flat Project, Ironbark Gold is able to earn a 75% interest in the project subject to it meeting amongst other conditions, all expenditure commitments for the next 2 years. Ironbark has paid a non-refundable opportunity payment of $50,000 and will manage all exploration activities.

### Commitments for expenditure

Commitments for exploration expenditure do not vary materially from those reported in the 2006 Financial Statements. The exploration commitments reflect the minimum expenditure to meet the conditions under which the properties are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, joint venture or relinquishment of the interests and may vary depending upon the results of exploration. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

## 7. Subsequent events

On 13 February 2007, an option holder converted 600,000 June 2007 options into ordinary shares by payment of 60 cents each raising $360,000.

A further 270,250 listed options expiring 31 July 2007 have been exercised by holders since the end of the half year by payment of $1.20 each raising a total of $324,300.

On 2 March 2007, 50,000 unlisted consultant options expiring on 31 December 2008 with an exercise price of $1.75 each were issued. Upon exercise, these options convert to a fully paid share and a 3 year option with an exercise price of $2.50 each. These options were issued for no consideration.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 5,000 Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 5,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 22 March 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 23,775,350 | ORD |
| 4,749,775 | 31 July 2007 Options |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,200,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Items 38 – 42 Not Applicable |
| 39 | Class of +securities for which quotation is sought | N/A |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 22 March 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 28

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

3rd April 2007

ASX Announcement

## Operations Update

- **Positive Drilling at the Sogul Uranium Project**
- **Granting of Australian Licences Imminent**

## Kyrgyz Republic (100% owned)

The Directors of Monaro Mining NL (Monaro) are pleased to advise that diamond drilling at its Sogul project is progressing well, after a slow start, with preliminary observations indicating the presence of a number of uranium bearing zones within the targeted formations. The uranium bearing zones are in most cases, associated with visible carnotite and tyuyamunite mineralization and/or strong radiometric responses.

The Sogul uranium project is located in the south-western corner of the Kyrgyz Republic and is one of several advanced prospects currently being evaluated by Monaro. Up to 2,500 metres of diamond drilling has been allocated to this phase of the program. Two drilling rigs are currently on site and it is anticipated that the program will be completed within the next 2-3 months. Approximately 600 metres of diamond drilling has been completed.

The uranium mineralization encountered in the drilling to date is dominated by carnotite and confirms recently completed trench sampling, geological mapping and radiometric surveying where grades of up to 0.28% U3O8 have been encountered. The program is targeting two styles of mineralisation, viz:

- Silicified and altered Cambro-Ordovician "olistrome" units which comprise of a mélange of exotic, mainly sedimentary brecciated blocks that have been buried, altered and structurally deformed and have acted as a sink for uranium (and other) mineralisation. This is the main focus of the drilling program; and

- Sedimentary hosted uranium mineralisation within Mesozoic strata. The mineralisation is concentrated along oxidation/reducing chemical boundaries and associated with sideritic ironstones and organic rich clay horizons.

A total of 132 core samples from the above drilling has been cut at its regional base in the Kyrgyz Republic, which are currently being prepared for XRF analysis in Kazakhstan. In addition, check samples are also being sent to an Australia laboratory for cross verification. Assay results for this batch of samples should be available in the 3-4 weeks.

Previous regional work within the Sogul Licence by Monaro, has confirmed the presence of four major uranium radiometric anomalies occurring over a 6 km strike length associated with the above sequence. The largest and most pronounced anomaly covers over an area of 1.5 x 0.4 km and consists of a number of discrete mineralised lenses. These lenses were investigated in the past by Russian expeditions by extensive trenching and drilling. This current drilling program is designed to confirm the nature of the mineralisation at depth and along strike.

**Aramsu**

Elsewhere on the Company's Kyrgyz tenements, further evidence of the prospectivity of the Company's licences is continuing to emerge, with the completion of a major assessment of the Aramsu Project, also located within the Kyrgyz Republic. This licence contains the Aramsu uranium deposit, which has been reported on previously and is known to contain over 300 tonnes of U3O8 (C1+C2 classification based on Russian methodology). The most recent work enables the Aramsu deposit to be considered within a regional tectonic and mineralizing framework. The work has found that:

- The Aramsu deposit is found within a favourable tectonic and mineralized horizon which is up to 5 kilometres wide and 25 kilometres long;
- The area around the Aramsu Deposit is defined by a suite of elements defined by detailed pan concentrate results and includes barite, fluorite, pyrite, galena/cerussite, thorite and monazite;
- A further 9 mineralised systems with a similar geochemical footprint to the Aramsu deposit have been identified from the data to occur within the licence area;
- An additional 4 mineralised zones, with no clearly identified affinity have also been outlined; and
- Many of the above systems are located in favourable structural and lithological zones.

These targets will be followed up in the coming summer field season and will complement the drilling program being readied for the Aramsu deposit.

In respect to the Aramsu uranium deposit, ground magnetometry coupled with resistivity surveying during orientation work performed in 2006 revealed a sharp definable contact between the granite porphyry and host siltstone/slate. This structure can be broadly defined for about 150m downdip of the lowest adit level and a drilling program to test this zone and its lateral extensions will be implemented during the coming field season.

## Australian Projects (earning up to 75%)

Preliminary investigations have commenced on Monaro's Australian uranium projects, details of which are summarized below:

**Queensland**

The Red Bull tenements cover a significant magnetic anomaly which is interpreted to lie on the western edge of the Georgetown Block. This aeromagnetic anomaly contains several potential drill targets based on strong magnetic linear intersections, the presence of a significant fluorine anomaly in bore waters, and the presence of a large intrusive body that may have acted as a heat engine and/or a source of metals.
The presence of a strong fluorine anomaly (>30 ppm) in artesian bore water just down-flow to the NW of the magnetic anomaly (and fault structures) raises the possibility of an alteration-mineralizing event that has either introduced (and/or released) fluorine into the system. Fluorine is often associated with deposits such as Olympic Dam.
An additional Exploration Permit application has been lodged covering 104 sq km over the north eastern portion of the aeromagnetic anomaly, in addition to over 220 sq km of ground already under application.

**Northern Territory**

The Fog Bay licence application is located 70km SW of Darwin and occupies an area of 24 sq km. Palaeoproterozoic rocks of the Pine Creek Orogen, near the unconformity with overlying platform cover sandstones such as Kombolgie in the eastern parts and Depot Creek in the western parts of the Orogen are known to host deposits of the Alligator Rivers Uranium Field and Rum Jungle Mineral Field. Deposits of this type account for 95% of known Uranium resources in the Northern Territory of Australia.
Palaeoproterozoic gneisses and schists of the Welltree Metamorphics occupy a major portion of the Fog Bay Area. The Sweets Member of the Welltree Metamorphics is similar in lithological composition to the lower and upper members of the Cahill Formation which hosts major deposits like Ranger, Jabiluka etc. The Sweets Member was first identified in the Litchfield Block by previous explorer Idemitsu Minerals in the Bynoe Area located approximately 20km NE of Fog Bay Area. Vein type pitchblende mineralization was intersected within the graphitic microgneiss units of the Sweets Member.
Information on Magnetic and Radiometric surveys conducted by previous explorers is currently subject to compilation and will be assessed for its suitability to reprocessing and geophysical interpretation during the following weeks.

**Western Australia**

Extensive research on the Western Australian tenement areas (currently under application) in the Gascoyne Region has indicated that previous exploration in the area identified uranium mineralisation in pelitic sediments within the Mt James Formation. The Company is targeting gold/uranium mineralisation in the basal conglomerate derived from basement erosion and subsequent secondary enrichment, or direct deposition from hydrothermal cells related to intrusives. The presence of uranium mineralisation nearby to the Company's tenement areas within the target stratigraphy is regarded as extremely encouraging.

Commenting on the results to date, Chairman of the Company, Mr Warwick Grigor, has stated that:

*"These results confirm the high calibre of our uranium project portfolio. The exploration work at Sogul is confirming the presence of extensive uranium mineralisaiton and we are looking forward to the first batch of assay data which will better quantify the grades and extent of the mineralisation. This is the start of a rolling drilling and exploration campaign on our Kyrgyz projects, the results of which the Company will be reporting on steadily over the coming months. Our Australian projects are now also progressing to a stage where definitive targets for future drilling are becoming apparent".*

***Competent Person***

*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*
*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Executive Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*



70°
72°
74°
76°
78°
80°
42°
40°
KAZAKHSTAN
Bishkek
Issyk-Kul lake
KYRGYZ REPUBLIC
Gavasal
Naryn
UZBEKISTAN
Osh
CHINA
Djurasai
Hodjaachkan
Location of project areas
discussed in this release
TAJIKISTAN


**Plan of Kyrgyz Republic showing Location of Monaro Mining NL's tenements**



Visible carnotite mineralisation (yellow/green) from the Sogul Prospect in core samples (drill hole SGD8) and in subcrop.

## SOGUL URANIUM PROJECT

## DIAMOND DRILLING ACTIVITIES

## MARCH, 2007

Drill Hole SGD 5



Drill Hole SGD 8



Drill Hole SGD 8
Drill drive enclosed in weather proof enclosure

Exh. 29



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 600,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 40 cents per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 600,000 unlisted 30 June 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 17 April 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,375,350 | ORD |
| 4,749,775 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 17 April 2007

(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

EXh.30



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 92,329 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 92,329 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 18 April 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,467,679 | ORD |
| 4,657,446 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 18 April 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 31



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 247,225 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 247,225 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 26 April 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,714,904 | ORD |
| 4,410,221 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 700,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 24 April 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 32

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

27th April, 2007

# QUARTERLY ACTIVITIES REPORT FOR THE THREE MONTHS ENDING 31st MARCH, 2007

## Highlights

- **Drilling in progress at Sogul. Visible uranium mineralization intersected at shallow depths within highly altered black shale and chert horizons**
- **Nine new uranium targets generated on the Aramsu licence**
- **Digital 3D modeling of the Aramsu uranium deposit indicates potential extensions to the existing deposit – drilling planned for June quarter**
- **Three significant gold-in-soil anomalies generated at Djal Kokildak - drilling planned for June quarter**
- **Additional exploration licence application lodged with Queensland Mines Department to cover prospective ground located adjacent to Red Bull tenements**
- **Exploration licence granted over Wymah area in NSW which hosts 2400 x 600 metre molybdenum soil anomaly**

## 2.0 Uranium Projects

### 2.1 Kyrgyz Projects

#### 2.1.1 Overview

Detailed surface mapping and gamma spectroscopy was completed at a prospect scale and within surface trenches ahead of a diamond drilling program at the Sogul uranium prospect. The drill program is currently in progress and it is anticipated that the first phase will be completed early in the second quarter of 2007. Although the geology and uranium mineralization is complex, encouraging results from geological logging and gamma spectrometry have been recorded to date from a number of drill holes. Assays results from this first batch of drill samples are expected early in the June quarter.

Elsewhere, compilation, validation and reinterpretation of key data was undertaken on the Aramsu Project where a high-grade intrusive breccia pipe-type uranium deposit exists. All historical data has been digitized and a 3D geological and an orebody model has been constructed. Data interpretation indicates the potential to extend the deposit at depth and drilling is planned late in the June quarter to test newly recognized high-grade shoot extensions to the main mineralized zone. The known deposit is located at a topographic high, favoring underground access points into the deeper levels of the deposit.

Diamond drilling at the Djal Kokildak gold prospect will commence next quarter after a geological and geochemical program this quarter identified soil anomalies up to 800 ppb gold located across structures containing mid to late Paleozoic intrusives.

Arrangements have been made with local geological contractors to commence geological, geochemical and radiometric field assessments of prospects within the Aramsu, Djurasai, Gavasai, Hodjaakan and Utor license areas.

Five of the exploration licences were reduced in area by 25% in line with licence conditions. The prospectivity of these licences were not affected by this reduction requirement. The location of the Company's tenements is illustrated in Figure 1.


Drilling in progress. Commenced in January 2007
Drilling to commence in June 2007
KAZAKHSTAN
Bishkek
KYRGYZ REPUBLIC
Gavasai
UZBEKISTAN
CHINA
Two prospects mapped and sampled. Drilling to commence in May 2007
TAJIKISTAN
42°
40°

Figure 1: Location of Monaro Mining NL's Uranium Licenses in the Kyrgyz Republic

### 2.1.2 Sogul Licence (MRO 100%)

*Target/Style* - two styles of mineralisation are apparent within the licence area. These are as follows:

- Silicified and altered Ordovician-Silurian "olistrome" units which comprise of a mélange of exotic brecciated limestone blocks within slates and graphitic shales that have been buried, altered and structurally deformed. The graphite has acted as a favorable reductant for precipitation of uranium and vanadium mineralization. This is the main focus of the current drill program; and
- Sedimentary hosted uranium mineralisation within Mesozoic strata. The mineralisation is concentrated along oxidation/reduction chemical boundaries and associated with sideritic ironstones and organic rich clay horizons.

*March Quarter Activity* – diamond drilling commenced at the Sogul Prospect. Geological logging of the core has highlighted a number of drill intervals that have confirmed the presence of uranium mineralisation from surface and at depth. Samples of half core have been prepared and are being analysed by XRF methodology for 14 elements. Assay results from the first batch of 135 samples submitted from drill hole numbers SGD004, SGD005, SGD006 and SGD006A are expected in early June. Seven of the twelve holes drilled to date have visible uranium mineralisation. Geological mapping was undertaken in parallel with drilling which has enabled more efficient targeting of the drilling. Mineralisation has been found to both fault and fold controlled. In addition the mineralisation is also often associated with competency contrasts proximal to lithological contacts where ductile slate meets competent chert and limestone and where alteration occurs at a complex redox boundary.

*Proposed Work for June Quarter* – it is anticipated that the first phase drilling program entailing approximately 1,800m, will be completed during the quarter. Assay results and geological interpretation from this program will also be confirmed and reported upon during the second quarter.

**2.1.3 Naryn and Sumsar Licences - North Fergana** (MRO 100%)

*Target/Style* – two styles are present but dominated by bitumen-limestone type deposits within carbonate units from the Lower Tertiary (Palaeogene). Potential for stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata also occur within these licences. This stratigraphy (near to the Monaro licences) contains the Kyrgyz Republic's largest known historical uranium mine located at Marly Su (3,400 tonnes $U_3O_8$).

*March Quarter Activity* – geological program reports for the Shekaftar and Naryn uranium projects were received. High gamma spectroscopy values are found within calcareous beds around and along strike from historical adits at the Shekaftar uranium mine. Around 400m to the east of these adits, the same stratigraphic horizon was also found to be mineralised.

*Proposed Work for June Quarter* – uranium assay data are awaited from reconnaissance sampling. A number of gamma spectroscopy anomalies including one located 400m east of the mine area and others found elsewhere within favourable stratigraphy will be evaluated in the field at Shekaftar. New data will be analysed from Naryn.

**2.1.4 Aramsu Licence** (MRO 100%)

*Target/Style* - uranium mineralization associated with late-stage magmatic epithermal fluids forming breccia pipes on the margins of highly fractionated felsic intrusives.

*March Quarter Activity* – field access was limited due to seasonal weather conditions. All historical data was digitised and used to build a 3D geological and deposit model. Drill holes beneath the main deposit were found to contain significant gamma values that were not used in historical resource calculations generated by the Soviets in the 1960s. Additional drilling has been designed to verify mineralisation within the known extents of the deposit and to determine the potential for extensions at depth.
A total of nine new uranium targets on the property were also identified using a mineral systems approach from a large database compiled from historical data – the Kentor Gold Ltd (Kentor Gold) database. This cluster of targets have mineral associations and signatures similar to the main Aramsu uranium deposit located on the property.

*Proposed Work for June Quarter* - drill testing of extensions to the main deposit at Aramsu is scheduled to commence in the later part of the June Quarter subject to weather and access. Regional targets were ranked and three of the targets have been prioritised for further work including geological mapping, soil and hard rock sampling, gamma spectrometry with the possibility of IP electrical survey and diamond drilling by the end of the quarter.

**2.1.5 Utor Licence** (MRO 100%)

*Target/Style* - the prospective geological environment in this licence area is similar to that found in the Aramsu Licence. In particular, veins and shears within hydrothermally-altered sandstones adjacent to granitoid intrusives are a target, where sulphide associated uranium mineralization can be found.

*March Quarter Activity* – historical data were analysed to determine target areas for further work.

*Proposed Work for June Quarter* – complete the historical data analysis to prioritise areas for mapping and sampling in the coming quarter. Review by external consultants to incorporate new regional data acquired from Kentor Gold is to be completed. It is anticipated that this work will identify follow-up areas which will compliment MRO staff data analysis.

**2.1.6 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)**

*Target/Style* - these two licences are prospective for black shale hosted uranium, Carlin-style gold mineralization enriched in uranium and hyrothermal intrusive-related uranium mineralisation.

*March Quarter Activity* – historical data was analysed resulting in three target areas being generated within each licence area that have been selected for further work. These targets are located at the juncture of sediments in contact with fractionated mid to late Palaeozoic intrusives which are known to be highly prospective for gold, uranium and rare metal mineralisation. The target areas contain a number of radiometric anomalies as well as recorded rock and pan samples anomalous in elements such as U, Mo, Sn, Cu, Au.

*Proposed Work for June Quarter* – six areas in total have been selected for geological mapping, sampling and trenching. Reviews by external consultants incorporating new regional data acquired from Kentor Gold are still to be completed. It is anticipated that this work should complement the areas already selected for fieldwork in the summer field season.

**2.2 Australian Projects – Hapsburg Joint Venture (MRO earning up to 75%)**

*Target/Style* - Iron Oxide Copper Gold (IOCG+U) such as Olympic Dam and Ernest Henry type deposits as well as unconformity related models exemplified by the Ranger Mine deposits. The projects are focused on nine tenement areas covering approximately 3800 $km^2$ throughout Queensland, Northern Territory and Western Australia.

*March Quarter Activity* – detailed reviews have commenced on all of the project areas. In the case of the Queensland areas, the review has generated additional data resulting in the application for another exploration licence. Details for each of the project areas are provided below:

**Queensland**

The Red Bull tenements cover a significant magnetic anomaly which is interpreted to lie on the western edge of the Georgetown Block. This aeromagnetic anomaly contains several potential drill targets based on strong magnetic linear intersections, the presence of a significant fluorine anomaly in bore waters, and the presence of a large intrusive body that may have acted as a heat engine and/or a source of metals.

The presence of a strong fluorine anomaly (>30 ppm) in artesian bore water just down-flow to the NW of the magnetic anomaly (and fault structures) raises the possibility of an alteration-mineralizing event that has either introduced (and/or released) fluorine into the system. Fluorine is often associated with deposits such as Olympic Dam.

An additional Exploration Permit application has been lodged covering 104 sq km over the north eastern portion of the aeromagnetic anomaly, in addition to over 220 sq km of ground already under application.

**Northern Territory**

The Fog Bay licence application is located 70 km SW of Darwin and occupies an area of 24 $km^2$. Palaeoproterozoic rocks of the Pine Creek Orogen, near the unconformity with overlying platform cover sandstones such as the Kombolgie Sandstone in the eastern part and the Depot Creek Formation in the western part of the Orogen are known to host deposits of the Alligator River uranium and Rum Jungle mineral fields respectively. Deposits of this type account for 95% of known uranium resources in the Northern Territory of Australia.

Palaeoproterozoic gneisses and schists of the Welltree Metamorphics occupy a major portion of the Fog Bay Area. The Sweets Member of the Welltree Metamorphics is similar in lithological composition to the lower and upper members of the Cahill Formation which hosts major deposits like the Ranger and Jabiluka deposits. The Sweets Member was first identified in the Litchfield Block by previous explorer Idemitsu Minerals in the Bynoe Area located approximately 20km NE of Fog Bay Area. Vein type pitchblende mineralization was intersected within the graphitic microgneiss units of the Sweets Member.

Information on Magnetic and Radiometric surveys conducted by previous explorers is currently subject to compilation and will be assessed for its suitability to reprocessing and geophysical interpretation during the following weeks.

**Western Australia**
Extensive research on the Western Australian tenement application areas in the Gascoyne region has indicated that previous exploration in the area identified uranium mineralisation in pelitic sediments within the Mt James Formation. The Company is targeting gold/uranium mineralisation in the basal conglomerate derived from basement erosion and subsequent secondary enrichment, or direct deposition from hydrothermal cells related to intrusives. The presence of uranium mineralisation nearby to the Company's tenement areas within the target stratigraphy is regarded as very encouraging.

*Proposed Work for June Quarter* – data compilation and evaluation of the tenements will be the priority for the next quarter.

## 3.0 Gold and Base Metal Projects

### 3.1 Kyrgyz Republic Projects

#### 3.1.1 Overview

An extensive regional geo-scientific database was obtained from Kentor Gold for the western part of the Kyrgyz Republic. This database has been useful in the generation of a number of priority target areas for gold and copper mineralisation.

#### 3.1.2 Sumsar (MRO 100%)

*Target/Style* - the licence is prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t Au have been documented in a number of exploration reports.

*Target/Style* – Large tonnage, low-grade copper gold porphyries of mid to late Palaeozoic age and small high grade Pb/Zn Skarns.

*March Quarter Activity* – geological fieldwork was completed at Ashasai and Djal-Kokildak. Significant gold-in-soil anomalies with dimensions ranging between 210 to 430 metres long and with peak gold values of 195ppb, 656ppb and 777ppb respectively were identified within the Djal-Kokildak prospect area. Assay results are awaited from Ashasai.

*Proposed Work for June Quarter* – drill testing will commence on the three major soil anomalies generated in the March Quarter. Geological mapping indicates that these anomalies are coincident with mid to late Paleozoic intrusives centred on NNE-striking structures within Devonian andesites and tuffs. Assay results and geological mapping from Ashasai will be analysed.

#### 3.1.3 Gavasai (MRO 100%)

*Target/Style* - gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region, Cu-Mo-Pb-Fe-Zn deposits associated with a mesothermal porphyry system underpinned by granitoid intrusives and large tonnage low grade uranium deposits associated with Alaskite type intrusives.

*March Quarter Activity* – the Gavasai Licence area was reviewed and target areas were prioritised. The most prospective areas identified include Gava and Kok Sarek which occur along strike and on either side of the large Bozymchak copper bold silver porphyry and skarn deposit.

*Proposed Work for June Quarter* – a series of staged geological, geochemical and structural mapping programs have been implemented with a view to identifying drill targets. A project summary capturing historical data and all recent MRO programs is to be completed.

## 3.2 Australian Projects

### 3.2.1 Overview

Drilling activities on the Captains Flat project commenced during the March Quarter. However, poor rig performance meant that none of the main objectives of the program could be adequately completed. Drilling is set to resume in the June Quarter. Elsewhere, further data evaluation on several of the other NSW projects is proving up further targets which will warrant field investigation.

### 3.2.2 Captains Flat Project: EL 6381(MRO 100% reducing to 25%)

*Target/Style* - a number of targets have been identified as being prospective for base metal and gold mineralisation which are associated with Volcanogenic Massive Sulphide (VMS) deposits. These include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle prospects.

*March Quarter Activity* – a limited drilling program was completed at Jerangle by joint venture partner Ironbark Gold Ltd, with few of the stated objectives of the program being achieved. Three Reverse Circulation (RC) holes with diamond tails were completed for a drilled aggregate of 500 metres. Assay results for 67 samples from the drilling indicated very low values for all the main metals. The drilling program was abandoned because of unsatisfactory performance by the contracted drilling rig.

*Proposed Work for June Quarter* - Ironbark Gold Ltd has indicated that the drilling program at Jerangle will be resumed subject to finding a more suitable drilling rig. It was hoped to have drilling recommence during April-May, 2007. The next drilling program is to target the deeper down-dip extensions to previously recorded base-metal intercepts.

### 3.2.3 Michelago: EL 6376 and EL 6550 (MRO 100%)

*Target/Style* - both licences contain typicall volcanogenetic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

*March 2007 Quarter Activity* - the historic stream sediment geochemical sampling data within the tenement was compiled and overlain with airborne geophysics acquired by Monaro during 2006. This has highlighted several clusters of coincident Cu-Pb-Zn highs, some of which appear to be spatially associated with magnetic anomalies. The most conspicuous geochemical/magnetic target occurs near the Neikah/Collington Silver Prospect, immediately south of a major NW-trending shear zone. Other targets occur near the Woolshed and Cosgrove Hill prospects. The latter is a gold prospect and it differs from other targets in that it has higher Cu values.

*Proposed Work for June Quarter* – the construction of drillhole sections based on compilation of the available historic drillcore data will be carried out to further define and constrain the magnetic/geochemical targets. Large-scale aerial photo interpretation may also be undertaken covering the target zones where geology is considered to be poorly understood. The most prospective targets will then be visited in the field, with the view to assessing their potential.

### 3.2.4 Mayfield and Mayfield North Project: EL 6358(MRO 80%) and EL 6691(100%)

*Target/Style* – the two licence areas cover the Mayfield Prospect and other copper-gold skarn and potential VMS deposits. However, the licence areas are also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits.

*March 2007 Quarter Activity* - compilation, interpretation and assessment of the existing geophysical and drillhole data within EL 6691 (Mayfield North) was carried out. This highlighted two main targets: the 'Loaded Dog' porphyry intrusive target and the Greendale fault-related and stratiform precious and base metal target.

The Loaded Dog Prospect was first identified by Asarco during the 1970's as a large magnetic bull's-eye anomaly associated with elevated copper, lead and zinc soil values(see Figure 2). This target was followed up in the late nineties by other explorers who found exposures of sediments intercalated with sericitised quartz porphyry and tuff. It was concluded that the Loaded Dog Prospect could be a large suboutcropping porphyry intrusive. This exploration target however has yet to be drilled.


EL6691
Lake Bathurst
EL6358
'Loaded Dog' Mag/Geochem
Anomaly first identified by
Asarco during 1972-74
N
W
E
S
Figure 2: 'Loaded Dog' anomaly over the magnetic image

At the Greendale Prospect, significant base metal mineralization was drill intersected by explorers Denehurst and Michelago in the late 1990's. This included a 10 metre interval carrying 7.23% Pb (including 3 metres @ 13.87% Pb). Photogeological and drillhole-section interpretation show that the mineralization is fault related and hosted by gently dipping greywackes. The mineralization is open along strike and at depth.

*Proposed Work for June Quarter* – depth to magnetic source modeling and construction of magnetic cross-sections over the Loaded Dog anomaly is proposed to be undertaken. This should indicate the depth to the intrusive body, its volume and shape, and whether any discrete lithological subdivisions occur within it. This work is to be followed up by field work, including prospect-scale mapping, rock-chip sampling, and grid based soil sampling. The photogeological interpretation and colour anomalies over the Greendale Prospect area are also to be validated in the field. It is envisaged that subject to the results of this work, it will be possible to determine the most appropriate drilling method to test the anomaly.

### 3.2.5 **Mount Paynter:** EL 6356 (MRO 100%)

*Target/Style* – quartz vein hosted tin tungsten mineralization in granitic host.

*March Quarter Activity* - no field work has been conducted on this licence during the last quarter. Advanced discussions were held with a party who expressed an interest in farming-in on the project. The project would be included in a portfolio being readied for an IPO.
*Proposed Work for June Quarter* – further work on this project would depend upon the outcomes of discussions regarding the potential farm-in discussed above.

### 3.2.6 **Wymah Tungsten/Molybdenum:** EL 6694 (MRO 100%)

*Target/Style* - granite hosted molybdenum, tungsten and tin mineralisation. The licence covers an extensive molybdenum ridge soil anomaly delineated by North Broken Hill during the early 1970's. The anomaly is up to 2,400 metres long and 600 metres wide and is hosted by Koeting Granite of Early Silurian age. This anomaly has never been evaluated in any detail nor drill tested.

*March Quarter Activity* – Exploration Licence 6694 was granted to the Company, effective from 5/1/2007 and replaces ELA's 2636 and 2694. No field work was conducted on this project area during the quarter. Advanced discussions were held with a party who expressed an interest in farming-in on the project. The project would be included in a portfolio being readied for an IPO.

*Proposed Work for June Quarter* – further work on this project would depend upon the outcomes of discussions regarding the potential farm-in discussed above.

Mart Rampe
Executive Director

***Competent Person***
*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*
*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*
***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Exh. 33



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 500 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 500 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 27 April 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,715,404 | ORD |
| 4,409,721 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 27 April 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 34





Rule 5.3

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MONARO MINING NL

| ABN | Quarter ended ("current quarter") |
|---|---|
| 99 073 155 781 | 31 MARCH 2007 |

## Consolidated statement of cash flows

| | | | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|---|---|
| | **Cash flows related to operating activities** | | | |
| 1.1 | Receipts from product sales and related debtors | | | |
| 1.2 | Payments for | (a) exploration and evaluation | (221) | (744) |
| | | (b) development | | |
| | | (c) production | | |
| | | (d) administration | (311) | (865) |
| 1.3 | Dividends received | | | |
| 1.4 | Interest and other items of a similar nature received | | 80 | 159 |
| 1.5 | Interest and other costs of finance paid | | | |
| 1.6 | Income taxes paid | | | |
| 1.7 | Other | | | |
| | **Net Operating Cash Flows** | | (452) | (1,450) |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospects | | (10) |
| | | (b)equity investments | (47) | (47) |
| | | (c) other fixed assets | (83) | (121) |
| | | (d) exploration | (61) | (61) |
| 1.9 | Proceeds from sale of: | (a)prospects | | 50 |
| | | (b)equity investments | | |
| | | (c)other fixed assets | | |
| 1.10 | Loans to other entities | | | |
| 1.11 | Loans repaid by other entities | | | |
| 1.12 | Other (Forex revaluation) | | (5) | (11) |
| | **Net investing cash flows** | | (196) | (200) |
| 1.13 | Total operating and investing cash flows (carried forward) | | (648) | (1,650) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (648) | (1,650) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 570 | 4,170 |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings(Refund Director Loan) | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other (Share Issue Expenses) | (50) | (180) |
| | **Net financing cash flows** | 520 | 3,990 |
| | **Net increase (decrease) in cash held** | (128) | 2,340 |
| 1.20 | Cash at beginning of quarter/year to date | 5,480 | 3,015 |
| 1.21 | Exchange rate adjustments to item 1.20 | (3) | (6) |
| 1.22 | **Cash at end of quarter** | 5,349 | 5,349 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 118 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | | |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 600 |
| 4.2 | Development | |
| | **Total** | **600** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 55 | 252 |
| 5.2 | Deposits at call | 521 | 205 |
| 5.3 | Commercial Bills | 4,575 | 5,023 |
| 5.4 | Funds in Transit | 198 | |
| | **Total: cash at end of quarter** (item 1.22) | 5,349 | 5,480 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | EL 6694 Wymah (NSW)<br>EL 25406 Fog Bay (NT)<br>EL 25399 Compass Creek (NT) | All granted during Quarter in favour of previously lodged applications | 100%<br><br>Earning up to 75%<br>Earning up to 75% | 100%<br><br>Earning up to 75%<br>Earning up to 75% |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities**<br>Fully Paid<br><br>Part-Paid | <br><br>23,775,350<br><br>5,200,000 | <br><br>23,775,350<br><br>0 | <br><br>N/A<br><br>0.001 cent | <br><br>N/A<br><br>0.001 cent |
| 7.4 | Changes during quarter<br>(a) Fully paid Increases through issues<br><br>(b) Decreases through returns of capital, buy-backs | 875,250 | 875,250 | N/A | N/A |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options**<br><br>Unlisted<br>Unlisted<br>Listed<br>Incentive<br>Incentive | <br><br>1,200,000<br>1,800,000<br>4,749,775<br>350,000<br>750,000 | <br><br>N/A<br>N/A<br>4,749,775<br>N/A<br>N/A | *Exercise price*<br><br>40 cents<br>60 cents<br>120 cents<br>107 cents<br>175 cents | *Expiry date*<br><br>30 June 2007<br>31 December 2008<br>31 July 2007<br>19 April 2011<br>31 December 2008 |
| 7.8 | Issued during quarter | 50,000 | N/A | *Issue Price*<br>N/A | *Expiry Date*<br>31 December 2008 |
| 7.9 | Exercised during quarter | 600,000<br>275,250 | N/A<br>N/A | *Exercise Price*<br>40 cents<br>120 cents | *Expiry Date*<br>30 June 2007<br>31 July 2007 |
| 7.10 | Expired during quarter | | | *Exercise Price* | *Expiry Date* |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 30/4/2007

Print name: MART RAMPE (DIRECTOR)

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The 'Nature of interest' (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 100,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 100,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 2 May 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,815,404 | ORD |
| 4,309,721 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 2 May 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 36



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 100,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 100,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 4 May 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,915,404 | ORD |
| 4,209,721 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| 600,000 | Options Expiry 30/06/07 (MROAK) |
| 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| 750,000 | Options Expiry 31/12/08 (MROAQ) |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

Items 11 to 33 are Not Applicable

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 4 May 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 37


# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567


8/5/2007

The Manager – Companies
Australian Stock Exchange

Dear Sir

**Re: Project and Corporate Summary – RIU Conference Sydney, 2007**

Monaro Mining NL (MRO) is attending the RIU Sydney Resources Roundup Conference 2007, currently being held in Sydney during the 8th and 9th May, 2007.

Investors attending the conference will receive the following summary, which outlines the status of the Company's uranium and gold projects in the Kyrgyz Republic and Australia and its gold and base metal projects in NSW, Australia.

For further additional information about this presentation, please contact Mart Rampe on 02 46479566.

Yours Faithfully,

Mart Rampe
Executive Director


Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au





# MONARO MINING NL

## *A Balance of Production Potential in Central Asia, and Big Picture Exploration in Australia*

### First Mover Advantage in the mineral rich Kyrgyz Republic

- ✓ Historical uranium mines
- ✓ Russian reserves
- ✓ Prospects of early production
- ✓ Favourable government attitude

### Big picture exploration licences in WA, NT and QLD

- ✓ Team of experienced, mine-finding geological team
- ✓ Targeting unconformity and IOCG+U styles, >25,0000 t deposits

ASX Code: MRO

May 2007


MONARO
MINING NL

# Corporate Philosophies

***"The shareholders must win!"***

- All shareholders are equal - no preferential groups
- Respect for risk capital - the investor must win!
- Need to be pragmatic and responsive to shareholder and market requirements, whilst balancing the need for a focused operational direction to ensure a growth path
- The market is the arbiter - junior companies should not be spending money on projects if the market is not prepared to replenish the kitty


MONARO
MINING NL

# Capital Structure - *Tight and Incentivising*

## Listed Securities

24.467 mill. fully paid shares
4.657 mill. July 2007, $1.20 options

## Market Capitalisation

At $2.20 = $53.83m - undiluted (May 4th, 2007)

## Unlisted Securities

0.60 mill. options - 40¢, 30/6/07 (to vendors of Kyrgyz assets)
1.80 mill. options - 60¢, 31/12/08 (to vendors of Kyrgyz assets)
1.05 mill. options - $1.07 and $1.75 (consultant and employee)
5.20 mill. ctg shares, 19.9¢ to pay (director's incentive on IPO)

Cash Balance 31 March 2007, $5.14m
Placed 2 mill. shares at $1.50 in Dec '06




MONARO
MINING NL

# Shareholders and Management

**Top Five Shareholders** (4/5/07)

| | Shareholder | % |
|---|---|---|
| 1. | ANZ Nominees | 15.1% |
| 2. | Fortis Clearing Nominees | 5.8% |
| 3. | Nikam Investments | 4.8% |
| 4. | Gregorach Pty Ltd | 4.3% |
| 5. | Blackmort Nominees Pty Ltd | 3.1% |

Top 20 Shareholders 53.8%

**Directors/Management**

| | |
|---|---|
| Warwick Grigor | Non Executive Chairman |
| Mart Rampe | Executive Director |
| Michael Evans | Non Executive Director |
| Stephen McRobbie | General Manager CIS/Europe |






MONARO
MINING NL

# Theatres of Operation

## Kyrgyzstan

- Tradition of uranium mining
- Proximity to major regional processing centre at Kara-Balta
- 20% of known global recoverable resources in the Central Asian region
- Less stringent planning and environmental constraints
- Russian "reserves" of approximately 2,000 t $U_3O_8$ in C1 +C2 +P1
- Advanced exploration conducted by Soviet geologists but limited drilling
- Company income tax rate only 10%

## Australia

- Strategy is to identify and acquire world class deposits of uranium and gold mineralisation under cover
- No recycling of sub-economic uranium deposits – targeting large, undiscovered and concealed ore bodies fitting the unconformity and IOCG models
- Over 3,800 sq km of prospective ground in 3 states currently granted or under application
- Highly experienced technical team – track record of discovery
- Active ground evaluation and acquisition program underway



MONARO MINING NL

# Australian uranium/gold prospects
# MRO Earning 75%

- Granted ELs and applications cover over 3,800 sq km of ground prospective for gold and uranium

- **Queensland (IOCG)**
  - *Red Bull 1*
  - *Savannah*
  - *Fort Bowen*
  - *Mount Brown*
- **Northern Territory (U,Au)**
  - *Fog Bay*
  - *Compass Creek*
- **Western Australia (U,Au)**
  - *Coor-de-Wandy Hill*
  - *Yalbra Hills*
  - *Collins Springs*
  - *Granite Hills*


Jabiluka
Nabarlek
Ranger
Koongarra
DARWIN
Rum Jungle
South Alligator
NORTHERN TERRITORY
Westmoreland
Valhalla
Lomond
TOWNSVILLE
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
ALICE SPRINGS
Angela
QUEENSLAND
WESTERN AUSTRALIA
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
Olympic Dam
NEW SOUTH WALES
Honeymoon
KALGOORLIE
PERTH
BROKEN HILL
Radium Hill
SYDNEY
ADELAIDE
CANBERRA
VICTORIA
MELBOURNE
0
500 km
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
TASMANIA
HOBART

Location of Prospects


MONARO
MINING NL

# Mine-Finding Expertise

- **Lee Spencer (MSc)** – 30 years experience mining and exploration in Asia Pacific. Actively involved with gold, diamond and other mineral discoveries and development projects in PNG, Indonesia, Australia and Philippines.
- **Mohan Varkey (MSc)** – 36 yrs uranium/gold exploration and mining experience. Formerly senior exploration geologist for Urangesellschaft, CRA and Idemitsu. Discovery geologist of Narbalek deposit (U), and part of discovery teams for Cigar Lake (U) in Canada, and Ernest Henry (Cu, Au) deposit Australia
- **David Bennett (BSc)** – 34 years exploration and mining experience. Formerly exploration geologist with Minatome, Mobil Energy Minerals and Urangesellschaft. Former senior exploration geologist for Robertson Research. Independent consultant since 1982.


MONARO
MINING NL

# Iron Oxide Copper Gold (IOCG)

**Large ore bodies:**

- Cu-U-Au associations
- Olympic Dam/Ernest Henry types
- Breccia type ore bodies in Proterozoic metasediments and volcanics
- IOCG discoveries in the Mt. Isa-Cloncurry region of Queensland include:
  - Ernest Henry 167Mt at 1.1% Cu & 0.54g/t Au
  - Osborne 15Mt at 3% Cu & 1.3g/t Au
  - Selwyn 5Mt at 1.0% Cu & 5.0g/t Au

**IOCG Features:**

- Proximity to Palaeoproterozoic or Archean basement
- Sedimentation along cratonic margins or intracratonic belts
- Regional metamorphism of sediments and interlaid volcanics
- Volcanism and emplacement of batholiths establishing thermal gradients
- Intrusion of high temperature granitoids leading to brecciation, metasomatism, volume reduction and economic concentration of minerals


MONARO
MINING NL

# Queensland - IOCG Targets

The regional magnetic map of Queensland shows a circular magnetic anomaly in the centre in the Millungera area. The centre of the feature is a magnetic low which could represent a granitic intrusion. The areas covered by EPA's are interpreted as Archaean basement highs, and are considered prospective for gold and uranium at the Archaean unconformity, and/or granite contacts.


Project
Location

**4 EPA's COVERING 964 SQ KM**


MONARO
MINING NL

# Northern Territory: Unconformity Targets


Fog Bay
DARWIN
Jabiluka
Ranger 3
Ranger 1
Koongarra
Katherine
Compass Creek
NORTHERN TERRITORY

## EL 25406 (Fog Bay)

Early Proterozioc gneisses and marbles subcrop to the northeast. The target is unconformity controlled vein-type uranium/gold mineralisation. The *Welltree Metamorphics* is the dominant lithological unit and is intruded by the *Wagaite Granite.* The overlying *Depot Creek Sandstone* provides the classic unconformity model.

## EL 25399 (Compass Creek)

The lithological succession is *Burrell Creek Formation*, *Mt Bonney Formation* and *Gerowie Tuff* . This succession has been intruded by *Princes Springs Granite*, *Zamu Dolerite* and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.


MONARO
MINING NL

# Northern Territory: Unconformity Concept

EL 24506
FOG BAY

RUM JUNGLE

MID-PROTEROZOIC

1800 MY

Unconformity

RANGER,
KOONGARRA
& JABILUKA

NARBALEK

Rum Jungle and Waterhouse complexes

Finniss River Group

South Alligator Group

South Alligator Valley U deposits (El Sherana)

Mount Partridge Group

Namoona Group

Nourlangie Schist

Nanambu Complex

Uranium Mineralisation

Unconformity

Fault


MONARO
MINING NL

# Western Australia - Unconformity Targets

- All areas are situated along the southern margins of the Gascoyne Province
- Archaean and Paleoproterozoic gneisses and metasediments are present
- These are intruded by Paleoproterozoic granites coincident with major structures
- High energy fluviatile and shallow marine sediments of the Mount James Formation unconformably overlie the Paleoproterozoic gneisses and metasediments
- All areas have the potential to host Unconformity related uranium and gold mineralisation




MONARO
MINING NL

# Western Australia - Unconformity Targets

| *Tenement Details* | |
|---|---|
| *Collins Spring* | *547 sq km (E09/1331)* |
| *Coor-de-wandy Hills* | *608 sq km (E09/1333)* |
| *Yalbra Hill* | *429 sq km (E09/1336)* |
| *Granite Hills* | *365 sq km (E09/1345)* |
| ***Total Area*** | ***1,949 sq km*** |

The tenements are located entirely within the Gascoyne Basin, and target Proterozoic metasediments of the *Mt James Formation* which are intruded by Proterozoic late-stage granitoids coincident with major structures.


Kintyre
Uranium
Project
Location
WESTERN AUSTRALIA
Yeelirrie
Uranium




MONARO
MINING NL

# Kyrgyz Republic

## Uranium and Gold Projects(100% owned licences)

KAZAKHSTAN
KAZAKHSTAN
UZBEKISTAN
UZBEKISTAN
TAJIKISTAN
TAJIKISTAN
KYRGYZ REPUBLIC
CHINA
CHINA
Bishkek
Ulor
Karabalta
Talas
Aramsu
Susamir
Chatkal
Gavasai
Sumsar
Naryn
Dzhumgal
Vost-Suak
Chon-Kemin
Issyk-Kul lake
Tup
Sarudzha
Ak-Shirrak
Narun
Narun
Ala-Buka
Karadalja
Aksai
Osh
Sogul
Kyzyl-suu
Djurasai
Hodjaachkan
70° 72° 74° 76° 78° 80°
42° 40°


MONARO
MINING NL

# Sogul Uranium

- Currently completing 2100 metre drill program
- Nine mineralised lenses hosted by silicifed and brecciated black shales and cherts
- Mapping, trenching and scout drilling indicates widespread uranium mineralisation over 1300 metres
- Initial drilling to assist understanding of geology, mineralisation and structural controls
- Assay data from first 3 holes indicates strongly anomalous uranium mineralisation over down-hole widths of between10-12 metres




MONARO
MINING NL

# Sogul - Key deposit location

TAJIKISTAN
Sogul
Sogul Uranium Prospect
Samarkandek
KYRGYZ REPUBLIC
Karasu
Djany-Djer
NYN RANGE
GALOHABASHI RANGE
580000 mE
590000 mE
600000 mE
610000 mE
620000 mE
630000 mE
14440000 mN
14430000 mN
14420000 mN
14410000 mN
Uranium Occurrence


MONARO
MINING NL

# Sogul Uranium



Outcrop of siliceous black shales and cherts

High uranium concentrations in clay zones with visible secondary uranium mineralisation and strong radiometric response




MONARO
MINING NL


Drilling on the Sogul uranium prospect March 2007


Trenching on siliceous breccia zones


Outcrop of siliceous breccia with visible secondary uranium mineralisation


MONARO
MINING NL

# Djal-Kokildak Gold Prospect

- Drilling to commence Q3 2007
- Discovered 1982/83 - located in highly prospective region
- Near to the Bozymchack gold deposit which reputedly contains almost 40 t of gold (C2 & P1) in porphyry Cu-Au setting
- Numerous zones of gold mineralisation
- Strike lengths up to 400m, widths to 50m
- Rock chips from 1.5 g/t to 10 g/t, averaging 3 gpt
- Prior exploration comprises channel sampling, trenching and excavation of test shafts
- Initial target of 500,000 oz

Prospect location




Soil Au Anomalies
500 metres
West Prospect
North Prospect
East Prospect
South Prospect
4572500 mN
4572000 mN


MONARO
MINING NL

# Aramsu Uranium Prospect



- 326 t $U_3O_8$ , C1 and C2 status
- 9 Aramsu mine look-alike prospects to be explored within licence area
- Small high grade resource - average grade 0.167% $U_3O_8$
- 93% recovery oxide leach
- Primary orebody - breccia-hosted mineralisation at granite-sediment contact
- Trenching, adits to 70m depth
- 28 intersections in one area - true width 2.6m to 3.7m
- Potential for ore body clusters




MONARO
MINING NL

# Sumsar Uranium

- Covers prospective part of the Northern Fergana uranium province, west of Naryn
- Potential for sandy-limestone hosted uranium deposits
- Beds demonstrate high porosity and permeability (important for ISL)
- Assays of 0.077% to 0.165% $U_3O_8$ have been recorded
- Limited mining took place in the 1950s but few records available

Prospects include:

- **Shakaftar** prospect features carnotite mineralisation in widths up to 2.5m and assays up to 0.4%, across a series of lenses
- **Chonkal** prospect features hydrothermally altered porphyries up to 10m in width, with assays up to 0.09% $U_3O_8$
- **Ten'ga and Yangak-Sa** prospects with uranium associated with intrusives


Sumsar
Naryn
Shamaldysai
UZBEKISTAN
NEPELI RANGE
680000 mE
700000 mE
720000 mE
740000 mE
14580000 mN
14560000 mN
Uranium Occurrence


MONARO
MINING NL

# Utor Uranium

- Uranium mineralisation found in hydrothermally altered sandstones – potential for ISL
- Sandstone beds up to 20m thick have been mapped over a 10km strike
- Uranium mineralisation is found in lenses up to 10-12m wide in inter-bedded siltstones and sandstones


Utor
Orlovka
500000 mE
520000 mE
540000 mE
4720000 mN
4700000 mN
4680000 mN
480000 mE
KYRGYZSKII RANGE
KARAMOINOKI RANGE
DJUMGOL RANGE
Karakol
Karamoinok
Kyzyltube
Ortok
Cholpon
Uranium Occurences

- Adits have been sunk to 300m depths
- Assays generally range up to 0.08% $U_3O_8$ with exceptional zones drilled to provide up to 1% $U_3O_8$ and even 2.14% $U_3O_8$
- Analogies to styles found in Kazakhstan




MONARO
MINING NL

# Naryn Uranium

- Covers the most prospective part of the Northern Fergana uranium province
- Underground mining conduced in late 1960s/early 1970s, but ISL wasn't being employed at the time - so could be opportunity
- Parallel prospective beds outcrop for 27km - these are being mined in neighbouring Uzbekistan
- Main uranium minerals are pitchblende and uranium vanadate
- Small tonnage remain in-situ, grading 0.057-0.96% $U_3O_8$
- Semi-arid climate enables year-round access
- Malisu produced 3,362 t $U_3O_8$ at 0.089% $U_3O_8$ (not an asset of MRO)
- Multiple targets of 3-5,000 tonnes


Uranium bearing stratigraphy in outcrop of prominent hill in background


Historical mine infrastructure from late 1960s - underground mining


MONARO
MINING NL

# Djurasay and Hodjaakan Uranium and Gold

- Both considered to be prospective for black shale hosted, Carlin-style gold mineralisation enriched in Uranium
- Early in exploration program


KAZAKHSTAN
KYRGYZ REPUBLIC
UZBEKISTAN
CHINA
TAJIKISTAN
Gavasai
Osh
42°
40°

Project location


MONARO
MINING NL

# NSW Gold and Base Metals

- Lachlan Fold Belt
- Joint venture with Ironbark Gold Ltd on Captains Flat – Ironbark earning 75% on mine feasibility
- Drilling targets outlined on Mayfield and Mayfield North project areas
- New magnetic anomalies defined on Michelago licence
- Large Mo soil anomaly defined within Wymah licence
- High level of infrastructure and services
- A few hours drive from either Sydney or Canberra
- Virtually no Native Title Issues
- The Fraser Institute ranks NSW 12 out of 64 countries for favourable mines policy environment and 23 out of 64 for mineral prospectivity


LACHLAN
FOLD
BELT
NSW
Sydney
Gilmore Suture
Wagga
Canberra
Woodlawn
Captains Flat
Michelago
Mayfield North
EL 6691
Mayfield
EL 6358
Captains Flat
EL 6381
Wymah
EL 6694
Mt Paynter
EL 6356
Michelago
EL 6376
Michelago South
EL 6550
SOUTH
PACIFIC
OCEAN
NEW SOUTH WALES
VICTORIA
Tenement boundary
Fold Belt boundary
Synclinorial Zone
Anticlinorial Zone
Fault
0 50 100km
MONARO MINING N.L.
Lachlan Fold Belt - New South Wales
Location of Mineral Projects


MONARO
MINING NL

# What Distinguishes Monaro?

- Balance of production opportunity and exploration upside
- Highly qualified, proven geological team
- Low market capitalisation relative to peers
- Healthy, but not ridiculous share price movements
- Not a life-style company for directors
- Healthy cash balance



MONARO
MINING NL

# Pending News Flow

- Reporting on  uranium drilling at Sogul, continuing through the June quarter
- Developing relationship with Chinese uranium specialists
- Granting of Australian uranium licences and commencement of work
- Drilling copper/zinc target in NSW in JV with Ironbark Gold Ltd



MONARO
MINING NL


FAR EAST
CAPITAL
The Mining Investment Experts

# ASX Listed Uranium Companies

## Producers and Potential Producers

**ASX Listed Uranium Companies - Producers and Potential Producers** — **Market and Capital Statistics**

7/5/07 — AUD/USD 0.8300

| Company | Code | Share Price 04-May-07 | Share Price 19-Mar-07 | Rise Change | Mkt Capitalisation A$m | Mkt Capitalisation US$/lb $U_3O_8$ | Resource Mill. lbs $U_3O_8$ | 12 Mth Range Low | 12 Mth Range High | Issued Shares mill. | Capital Opt/Ctg mill. | Opt. Details Expiry | Opt. Details Strike | Cash Last Qtly $m |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Producers** | | | | | (diluted) | | | | | | | | | |
| Energy Resources | ERA | $25.37 | $24.10 | 5% | $4,838m | $7.09/lb | 567 | $10.13 | $26.89 | 190.7 | 0 | 0 | 0 | $20m |
| Paladin Resources | PDN | $9.53 | $9.10 | 5% | $4,775m | $22.95/lb | 173 | $3.30 | $10.75 | 501 | 25 | Dec-07 | 100¢ | $270m |
| **Potential Producers** | | | | | | | | | | | | | | |
| Acclaim Exploration | AEX | 4.1¢ | 3.8¢ | 8% | $25m | $1.15/lb | 18.0 | 3.1¢ | 6.7¢ | 610 | 463 | Jun-08 | 5¢ | $4m |
| Arafura Resources | ARU | 172¢ | 89¢ | 93% | $239m | $23.00/lb | 8.6 | 27¢ | 99¢ | 118 | 23 | Jun-08 | 20¢ | $8.0m |
| Berkley Resources | BKY | 175¢ | 160¢ | 9% | $169m | $13.53/lb | 10.4 | 55¢ | 185¢ | 88 | 14 | Various | 70¢ | $8.0m |
| Compass Resources | CMR | 511¢ | 556¢ | -8% | $672m | $38.40/lb | 14.5 | 140¢ | 578¢ | 126 | 6 | Various | 48¢ | $52m |
| Contact Resources | CTS | 57.5¢ | 55¢ | 5% | $53m | $5.91/lb | 7.4 | 29¢ | 72¢ | 58 | 52 | Jun-08 | 20¢ | $4.4m |
| Curnamona Energy | CUY | 254¢ | 90¢ | 182% | $160m | | | 24¢ | 115¢ | 59 | 4 | Jun-10 | 25¢ | $4.0m |
| Deep Yellow | DYL | 63¢ | 36.5¢ | 73% | $627m | $13.10/lb | 39.7 | 7.6¢ | 61¢ | 955 | 46 | Dec-07 | 8.5¢ | $25m |
| Energy Metals | EME | 702¢ | 425¢ | 65% | $314m | $35.00/lb | 7.5 | 141¢ | 510¢ | 27 | 19 | Various | 30¢ | $4.8m |
| Marathon Resources | MTN | 550¢ | 374¢ | 47% | $320m | $3.53/lb | 75.1 | 47¢ | 410¢ | 50 | 9 | Jun-09 | 20¢ | $6.0m |
| Metex Resources | MEE | 13.0¢ | 10.5¢ | 24% | $36m | $10.29/lb | 2.9 | 5.7¢ | 19¢ | 268 | 27 | Sep-06 | 10¢ | $6.4m |
| Monaro Mining | MRO | 220¢ | 198¢ | 11% | $66m | $12.41/lb | 5.0 | 80¢ | 251¢ | 24 | 14 | Jul-07 | 120¢ | $5.5m |
| Nova Energy | NEL | 429¢ | 350¢ | 23% | $245m | $10.25/lb | 19.8 | 90¢ | 420¢ | 57 | 0 | Jun-10 | 100¢ | $2.1m |
| Omega Corp | OMC | 127¢ | 112¢ | 13% | $191m | $11.51/lb | 13.7 | 36¢ | 120¢ | 141 | 11 | Jun-07 | 20¢ | $11.7m |
| PepinNini Minerals | PNN | 265¢ | 144¢ | 84% | $181m | $68.73/lb | 5.5 | 26¢ | 220¢ | 59 | 10 | Dec-07 | 20¢ | $5.5m |
| Southern Cross Expl'n | SCX | 10.0¢ | 7.3¢ | 37% | $9m | $10.54/lb | 0.7 | 4¢ | 12¢ | 40 | 61 | ctg | 2¢ | $0.1m |
| Summit Resources | SMM | 565¢ | 454¢ | 24% | $1,165m | $22.32/lb | 43.3 | 85¢ | 352¢ | 197 | 9 | Oct-05 | 10¢ | $16.0m |
| Toro Energy | TOE | 122.0¢ | 95.5¢ | 28% | $186m | $8.23/lb | 18.7 | 41¢ | 160¢ | 146 | 9 | Mar-11 | 31¢ | $13.9m |
| Uran | URA | 72.5¢ | 63.5¢ | 14% | $75m | | | 21¢ | 168¢ | 79 | 33 | May-09 | 20¢ | $3.0m |
| Uranex | UNX | 185¢ | 164¢ | 13% | $161m | $10.08/lb | 13.2 | 29¢ | 233¢ | 83 | 5 | ctg | 63 | $20.0m |
| Uranium Equities | UEQ | 63.5¢ | 56¢ | 13% | $120m | $6.97/lb | 14.3 | 23¢ | 67¢ | 179 | 29 | Various | 35¢ | $25.0m |
| Uranium King | UKL | 124¢ | 130¢ | -5% | $107m | $13.81/lb | 6.4 | 33¢ | 120¢ | 86 | 0 | 0 | 0 | $7.0m |
| | | | | | $5,117m | | | | | | | | | |

*Potential Producers - minimum of 1,000 t $U_3O_8$, at > 0.05% $U_3O_8$, or co-product - not necessarily JORC compliant*


MONARO
MINING NL

# Disclaimer

- All persons should seek appropriate professional investment advice in reviewing or considering this presentation and all other information with respect to Monaro Mining's business, financial performance and operations. Neither the provision of this presentation nor the information contained therein, or any associated communication to any person should be taken as constituting financial advice regarding the the purchase or dealing of shares in Monaro Mining NL. This presentation does not purport to provide all information that might reasonably be required to complete a detailed assessment of Monaro Mining. Individuals should conduct their own investigation of investment and financial parameters relevant to their personal requirements for investment purposes.
- The presentation may contain forward looking statements regarding the intentions of the Company, and these will be affected movements in share markets, commodity prices and many other factors beyond the control of Company personnel. The presentation must be considered in the light of these uncertainties and investments in Monaro Mining NL should be considered as speculative in nature.
- The presentation is not a prospectus or similar disclosure document and does not constitute an invitation to apply for shares.
- **Competent Person** The review of exploration activities and results contained in this presentation in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this
- report. The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the
- inclusion of this information in the form and context in which it appears in this report.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 2,500 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 2,500 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 22 May 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,917,904 | ORD |
| 4,207,221 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 22 May 2007
(Company Secretary)

Print name: June Atling

== == == == ==

Exh. 39





*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 700 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 700 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 25 May 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 24,918,604<br>4,206,521 | ORD<br>31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... (Company Secretary) Date: 25 May 2007

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh. 40

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

**29th May 2007** **ASX Announcement**

## Australian Uranium Operations Update

## Granting of Northern Territory and Western Australian Licences (earning up to 75%)

The Company is pleased to announce that as a result of its Australian uranium exploration initiative, it is now able to commence field work following the granting of exploration licences in the Northern Territory and Western Australia. The Queensland licences are still pending.

These strategic licences have been selected by the Company's joint venture partner, Hapsburg Exploration for their potential for unconformity-style mineralisation, under the guidance of its geologist who was involved in the discovery of the Narbalek, Cigar lake and Ernest Henry deposits.


Licences granted
Licence applications pending
Jabiluka
DARWIN
Nabarlek
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN TERRITORY
Westmoreland
Lochnod
TOWNSVILLE
Valhalla
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
ALICE SPRINGS
Angela
QUEENSLAND
WESTERN AUSTRALIA
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
NEW SOUTH WALES
Olympic Dam
Honeymoon
KALGOORLIE
PERTH
Radium Hill
BROKEN HILL
SYDNEY
ADELAIDE
CANBERRA
500 km
VICTORIA
MELBOURNE
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
TASMANIA
HOBART
Project Licences

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

## Western Australia

All three exploration licence applications located in the Gascoyne region of Western Australia have been granted for a period of 5 years. These include:

- **EL 09/1333: Coor-de-wandy Hill**
- **EL 09/1336: Yalbra Hills**
- **EL 09/1331: Collins Springs**

The three licences collectively occupy an area of 1583 km2 and are located 250km east of Carnarvon on the north-western margin of the Yilgarn Block. They cover extensive outcrop of Late Proterozoic Mt. James Formation (largely a metaconglomerate) which is in contact with late stage granitoids (hornblende-biotite, tonalite) which in turn have intruded Archaean basement and the Morrissey Metamorphic Suite.

The Company is targeting gold and uranium mineralisation which may be located in the basal conglomerate derived from basement erosion and subject to subsequent secondary enrichment, or direct deposition from hydrothermal cells related to intrusive activity.

Preliminary reviews of previous exploration have centred largely on the work conducted by PNC Exp. Aust.Pty Ltd and Cameco Australia Pty Ltd between 1992-2000. This review has confirmed the prospectivity of the tenements and an exploration program is currently being formulated with the view to implementation in the coming months.


Kintyre
Deposit
Yeelerrie
Deposit
Project
Location

## Northern Territory

Two exploration licences covering a total area of 132 km2 have now been granted for a period of 6 years each. The Fog Bay licence is located within the Litchfield Block whereas the Compass Creek licence is located within the Pine Creek Orogen.

- **EL25406: Fog Bay**
- **EL25399: Compass Creek**

Palaeoproterozoic gneisses and schists of the Welltree Metamorphics occupy a major portion of the Fog Bay licence area and are considered to be highly prospective for unconformity-related uranium and gold deposits. Palaeoproterozoic rocks of the Pine Creek Orogen, are host to deposits of the Alligator Rivers Uranium Field and Rum Jungle Mineral Field. Deposits of this type account for 95% of known Uranium resources in the Northern Territory of Australia. At Compass Creek, exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.

An exploration program is currently being formulated and will be implemented over the coming months as access permits. Initial desktop studies have already commenced, the results of which will be released as soon as practicable.


Fog Bay
Compass Creek
DARWIN
NORTHERN TERRITORY
Unconformity

*Competent Person*

*The review of exploration activities and results contained in this report is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Executive Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Exh. 41

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

**5th June 2007** **ASX Announcement**

## Noah Resources NL farms in to Monaro's NSW molybdenum, tin and tungsten projects

The Company is pleased to announce that Monaro Mining NL and Noah Resources NL have signed a Heads of Agreement covering Monaro's molybdenum, tin and tungsten prospects located in southern NSW.
Noah Resources NL has assembled a number of projects in southern NSW which are prospective for a range of metals. These projects will be the subject of an Initial Public Offering during the next Quarter with Monaro shareholders having the right to participate in the public offering.

**Heads of Agreement signed between Monaro Mining NL (MRO) and Noah Resources NL (Noah) on the Wymah and Mt Paynter tenements.**

Under the terms of a Heads of Agreement, Noah intends to explore Monaro's molybdenum, tin and tungsten prospects located in Southern NSW. The agreement calls for Noah to expend up to $400,000 over 2 years to earn a 70% interest in both tenements. Monaro will however, retain the right to participate in further exploration upon Noah earning a 50% interest in the tenements. The agreement is subject to Noah achieving approval from the ASX to list prior to 30th September, 2007.
Noah will offer Monaro (or its shareholders) the right to participate in the IPO to the extent of at least $500,000 on the same terms as the public offering. Background information on the tenements subject to the agreement is provided below.

The location of the two tenements is illustrated in Figure 1.


Legend
Town
Lake
Noah Titles
TENEMENT ID
Geology
Quaternary Alluvium
Devonian Granitoid
Silurian Granitoid
Ordovician Sedimentary
Nest Hill Granite
Kyeamba Granite
Adaminaby Group
ELA3029
Holbrook Granite
Monaro Mining NL
Tenements subject to Heads
of Agreement with Noah
Resources NL
Woomagarma Granite
Koetong Granite
unnamed
ELA3030
Tom Groggin Granite
EL6356
EL6694
ELA3031
JINGELLIC
Granya Granite
Walwa Granite
Thologolong Granite
0 5 10 20
Kilometres
Projection: GDA94 MGA Zone 55

**Figure 1:** Location of Monaro Mining NL's Molybdenum, tin and tungsten prospects

**Exploration Licence 6694: Wymah Molybdenum, Tin and Tungsten Prospect**

This licence covers the Mullengandra and Wymah Group workings. The bulk of the Licence is underlain by the Koetong Granite, which in the north intrudes the Adaminaby Group, which are comprised mainly of slates and schists. At the Mullengandra workings, the host rocks include schists, phyllites and recrystallised sandstones which are intruded by pegmatitic veins and greisen dykes. Regional aeromagnetics shows a distinct north-south high zone in this area.. At Wymah, the reefs are hosted by quarts veins in granite and contain wolframite, molybdenite, bismuthinite and native bismuth.

The Wymah tungsten deposits were discovered in 1911, and the main period of working was during the first world war, with some work continuing to at least 1937. Approximately 4,000 t of ore was mined to yield 29t of wolframite concentrates and 0.5 t of wolframite-bismuth concentrates. Reported grades range from 0.5 to 1.5% WO3 0.1% Mo and 0.18% Bi.


Adaminaby Group
Woomegarma Granite
Koetong Granite
McLurgs Gully Mine, Sn
Parsons & Hunter Workings, Sn
Mullengandra Tin Mine, Sn
Zn, Cu, Pb
EL6694
Mo
Au
Unnamed
Unnamed
Woolindina Reef, W Bi Mo
Appletree Reef, W Bi Mo
Koetong Granite
Williams Reef, W Bi Mo
Wymah No.2 Reef W Bi Mo
Wymah Wolfram Mine, W Bi Mo Cu
WYMAH
0 1.5 3 6
Kilometres
Projection: GDA94 MGA Zone 55
147°18'0"E
36°0'0"S
Legend
N
Town
Occurrence
Alluvial Occurrence
Highway
Main Road
Secondary Road
Tertiary Road
Lake
Geochemical Anomaly
Noah Titles
TENEMENT ID
Geology
Quaternary Alluvium
Silurian Granitoid
Ordovician Sedimentary

**Figure 2:** Wymah Project

Modern exploration within the licence area has been very limited. North Broken Hill carried out a regional stream sediment sampling program for base metals in the 1970's and Planet Metals carried out a similar program in the northern part of the licence at around the same time. No other records of exploration have been located. Geochemical anomalies and a coincident aeromagnetic anomaly could represent a more mineralized phase of the granite, hence molybdenum mineralization, which may be of porphyry style, is a target here. The area is also prospective for intrusive-related gold deposits. Noah's proposed exploration program will include the following:

**Exploration Licence 6356: Mt Paynter Tin and Tungsten Prospect**

The dominant focus of previous exploration at Mount Paynter has been the main lode, which is an east-west shear hosted mineralised structure. A JORC compliant inferred resource of 245,000t grading 0.45% tungsten and 0.27% tin has been identified by extensive drilling, adit and surface sampling.
A number of other lodes have been mapped and partially tested. However, there is scope for considerably more mineralisation to be uncovered.

Figure 3: Mt Paynter Project


Mount Paynter Long Section
W
Main Shaft
E
West Drive
Adit
East Drive
Open at Depth
Legend
Dyke
Workings
Adit
Shaft
Mineralised Area
Adit Grade Sn, W
Value %
Grade Sn, W
Value %
Note: Grades shown are for a minimum 1.3m horizontal thickness
0 12.5 25 50 75 100
Metres
1100
1200
1300
500
400
300
200
0.47, 0.6
1.8, 0.79
0.08, 0.12
0.31, 0.36
0.73, 0.22
0.13, 1.04
0.08, 1.34
0.43, 0.43
0.05, 0.77
0.34, 0.27
0.01, 0.04
0.01, 0.61
0.24, 0.56
0, 0.06
0.17, 0.23
0, 1.57
0.06, 0.17
0.04, 0.76
0.45, 0.01

Figure 4: Long Section through Mt Paynter Lode

Noah Resources NL plans to carry out a comprehensive exploration program on both tenements comprising of:

- Data compilation, surface rock chip and soil sampling;
- Infill stream sediment and soil sampling:
- Detailed ground geophysics and possible aeromagnetic surveys: and
- Percussion and diamond drilling.

***Competent Person***

*The review of exploration activities and results contained in this report is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Executive Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Exh. 42

# MONARO MINING NL

ABN: 99 073 155.781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

12 June, 2007

## OPERATIONS UPDATE

## Uranium and Gold Projects in the Kyrgyz Republic

### 1. Aramsu - Uranium (100% MRO)

The Aramsu deposit is a uranium orebody with Soviet $C_1 + C_2$ resources totalling 326 tonnes of U metal at an average grade of 0.166% U. The resource was estimated in 1963, from surface trenches, diamond drill holes and three levels of adit sampling to a depth of around 200 metres below surface (Figure 1). Monaro Mining has produced a 3D digital model of drill holes, adits, trenches, eU gamma values, uranium assays, topography, orebody (at >0.03% $U_3O_8$) and porphyry and sediments. The major uranium minerals found in the deposit are pitchblende and curite.

From the new 3D model it is apparent that in the upper section of the main orebody there is a second plunge direction, which is towards the southwest (Figure 2). The first plunge direction becomes dominant from the first to the second adit levels. One historical drill hole on the western side and below the deepest adit contains the highest anomalism below this level. This suggests that the orebody may at this depth have reverted back to a south-westerly plunge. If this is the case then there is a large area that is relatively untested below the deposit on the western side. It is planned to test this area with two diamond drill holes. A further hole is planned to validate the main orebody below the mushroom-shaped carapace where mineralisation has been discovered in historical drill holes at deeper levels. A fourth hole plans to test Porphyry 2 (Figure 1) where surface uranium mineralisation has been discovered. It will test the northern side of the porphyry contact with the sediments, a similar structural location to that found on the Aramsu orebody. The total number of drill metres will be a maximum of 1,600m and drilling is due to commence at the beginning of July.

*Figure 1 Perspective view, looking east, of topography and geology illustrating the Aramsu Porphyry in the background and the Uranium anomaly (yellow) within Porphyry 2 (pink)*


Aramsu Porphyry
Aramsu River
Porphyry 2 Anomaly on top of Mountain

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

*Figure 2* *Long section of Aramsu Deposit illustrating untested depth potential of the western area if second plunge direction is prevalent*



## 2. Sogul - Uranium (100% MRO)

A total of 19 diamond drill holes, for 2,035 metres, have been drilled to test a broad alteration zone that is strongly mineralised at surface, demonstrating grades up to 2,600 ppm $U_3O_8$ in trenching, over intervals of 1m, with carnotite being frequently observed at the surface. These holes were drilled over a strike length of 1.3 km, out of a total strike length of 6.5 km of anomalous mineralisation mapped at surface. They were designed to test for depth extensions of the alteration zone and to achieve a three dimensional view of the geology, structure and mineralisation.

The first three holes have returned broad widths of mineralisation up to 10 metres in length with highly anomalous assay values in the mineralised zones averaging 100-120 ppm .U The better grades were proximate to fault zones which have enabled greater flow of uranium bearing solutions. The implication of these grades is that the higher grades recorded at the surface by re-assaying old trenches have resulted from near surface enrichment at this location due to favourable localised changes in structural competency and/or adsorption of mobile uranium by Fe complexes in the supergene environment. The sources of these uranium bearing solutions is yet to be determined. Assays for the remaining holes are awaited.

Assays were acquired using the XRF technique at the RSFA ("Volkovgeologia") labroratory in Almaty. Check ICP assays from the Central Scientific Research Laboratory at Kara-Balta provided confirmation with acceptable variances. Further assay checks are being carried out by ALSChemex in Brisbane. It has been apparent that during assaying of channel samples from old trenches in Silurian strata there is a discrepancy between standard Soviet procedure for ore grade samples using wet chemistry and modern XRF analysis.

Initial analysis suggests that the black shale/chert geology is a suitable host to uranium and vanadium mineralisation, with the complex structural and lithological environment providing a suitable environment for uranium precipitation. However, results returned to date from 3 drillholes have revealed insufficient levels of

concentration of uranium in the oxide targets. Nevertheless, the Sogul licence demonstrates a strongly mineralised environment with pervasive uranium. The on-going focus will be to identify the optimal structural and lithological locations where the mineralising solutions will have undergone concentration. To this end, there are another 9 targets to be assessed hosted by both black shale and altered limestone rock types. At the same time the Company will renew efforts to locate the geological and drill reports from the late 1980s, which may provide more concrete information on the whereabouts of better grade zones previously identified by Soviet-era exploration programs.

## 3. Naryn-Sumsar – Uranium Waste Dumps (100% MRO)

The Company has no final abandonment data on uranium workings at Shekaftar and Terak-Sai, but from second-hand archived reports it has been shown that 20 ore lenses were outlined from 1951-53, and at least two shafts >100m in depth were sunk with production commencing in 1958. No production figures have been located but the report suggests an average thickness of 0.65m for the historical orebody grading from 0.077% to 0.165% U metal. In light of these grades and potential environmental benefits for the local community, Monaro geologists have begun assessing the Shekaftar waste dumps and have outlined 7 main dumps adjacent to a disused power station. An environmental report produced by a local journalist (Kyshtobayev, 1994) quotes figures of 700,000m$^3$ of waste material contained in eight main dumps and further ancillary tips.

Monaro intends to seek permits and plan how best to evaluate the main dumps at Shekafter and also uranium workings and ore-sorting facility located at the town of Kyzyl Jar on its 100%-owned Naryn Licence

## 4. Kokildak – Gold/Copper (100% MRO)

The Kokildak Au-Cu prospect encompasses an area of 6 km$^2$ and is located 5 km NW of the village of Sumsar in Jalalabat Oblast, on the Company's Sumsar Licence. It is allied to the same porphyry system controlling Bozymchak (1.1Mozs @ 2.0g/t Au/Cu) located 6 km to the SW. Five diamond drill holes are proposed to test four prospects labelled North, East, South and West. The types of target include gold in quartz veins and mineralised porphyries within tuffs and lavas. The total number of drill metres will be a maximum of 1,000m

Geological and structural mapping carried out in 2006, by local contractors, re-interpreted much of the previous Soviet-era work. The new mapping identified considerably more mid-Palaeozoic intrusive than was previously known and put the structure into a Tien Shan style 'thrust and nappe' setting (Figures 3 & 4). Recently generated surface soils anomalies (Figure 3) coincide with thrust faults at the Kokildak Prospect. Two of the most significant secondary thrust faults containing both rock chip and high tenor soil anomalies are to be tested in this drill program. The third and fourth areas are located proximal to historical trenches containing gold anomalism that is associated with high tenor soil anomalies.

### 4.1 East Prospect

This is the most historically well-tested surface area with trenching producing gold results from a outcropping quartz veins (e.g.: 4m @ 2.4g/t Au). A down-slope soil anomaly peaks at 0.215 ppm shedding from a vein with around 300m of strike length. The highest potassium values from radiometric data are centred on this area. One drill hole is planned to test both the quartz vein and adjacent porphyry.

### 4.2 West Prospect

A thrust fault is mapped in this area strikes east-westward. A surface soil anomaly with dimensions of 340m by 190m peaking at 0.195 ppm is located parallel with and above the structure. The structure offsets the Ordovician-Silurian contact with the Devonian. This orientation is similar to a trenched gold trend found in the north-western section of the East Prospect. One drill hole is planned on this anomaly to test gold in quartz vein lodes.

### 4.3 North Prospect

The structure strikes more towards the west than observed in past trench mapping. A surface soils anomaly with dimensions of 430m x 180m peaks at 0.656 ppm across the southern part of the mineralised structure. Significant surface trench assay results located 140 metres to the northwest of the planned drill hole include 8m @ 1.9g/t Au. The drill hole will attempt to intersect an intrusive within the structure and cross into footwall tuffs and lavas.

**4.4 South Prospect**

A thrust fault mapped splays off underneath a nappe structure that has thrust Cenozoic rocks over Palaeozoic. One drill hole is planned to test an area where a soil anomaly peaks at 0.777 ppm and has the dimensions of 210m x 160m. Intrusives were mapped at surface around the fault. A second drill hole will test south-southeast along strike from the first hole. In this area a very high rock chip assay was obtained from a quartz breccia vein (183 ppm). A series of parallel copper-rich quartz veins are located just to the north of the gold vein.

*Figure 3 Geology and planned drill hole locations with soil anomalies >10ppb superimposed*


West Prospect
North Prospect
East Prospect
South Prospect
Rocks

*Figure 4. Geological cross section with planned drill holes for three of the four prospects (white). Note the inferred increase in porphyry at depth. (Legend as Figure 3)*


South Prospect
North Prospect
West Prospect

*Figure 5* *Location of Monaro's tenements in the Kyrgyz Republic*

## 5. Corporate

Monaro has identified a number of new projects considered highly prospective for uranium. Each of these could have a material impact upon the future of the Company, depending upon the outcome of negotiations and subsequent exploration programs. The Company will provide details to its shareholders if and when commercial certainty is achieved. Additionally, negotiations with Chinese organisations are proceeding regarding the commercial advancement of the Kyrgyz uranium assets. The existence of a common border between Kyrgyz and China, and that country's availability of experienced geological and operating personnel make it a logical choice as a joint venture partner.

Commenting on the release, the Chairman, Warwick Grigor, said;

*"Whilst we were hopeful that the scout drilling at Sogul may have provided us with a rapid path to the location of an economic orebody, it is apparent that this will require a more sustained effort to identify the better grade zones. This means that the high grade Aramsu deposit, which has already been tested by 7,500m of core drilling and 5,600m of underground development, is now our highest priority and our most likely early development project. The waste dumps at Naryn-Sumsar may also provide an interesting opportunity."*



Warwick Grigor
Chairman

*Competent Person: The review of exploration activities and results contained in this report is based on information compiled by Steve McRobbie, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

*It should be noted that based on the information to date, there has been insufficient exploration to define a Mineral Resource which is JORC compliant and that it is uncertain if further exploration will result in the determination of a Mineral Resource.*

Exh. 43



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 5,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 5,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 13 June 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 24,923,604 | ORD |
| 4,201,521 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 12 June 2007
(Company Secretary)

Print name: June Atling

== == == == ==

+ See chapter 19 for defined terms.

Exh.44





Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 10,325 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 10,325 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 22 June 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 24,933,929<br>4,191,196 | ORD<br>31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

+ See chapter 19 for defined terms.

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... (Company Secretary) Date: 22 June 2007

Print name: June Atling

== == == == ==

Exh. 45



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 21,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 21,000 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29 June 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 24,954,929<br>4,170,196 | ORD<br>31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 600,000 | Options Expiry 30/06/07 (MROAK) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropr iate warranties from subscribers for the securities in order to be able to give this warrant y

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 29 June 2007
(Company Secretary)

Print name: June Atling

== == == == ==

Exh. 46

# MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

**3rd July 2007** **ASX Announcement**

## Operations Update

- **Further positive uranium intercepts at Sogul from within broad alteration zones**
- **First pass drilling underway on Djal Kokildak gold-copper prospect**

## Kyrgyz Republic

**Sogul Licence (100% MRO owned)**

The first scout diamond drilling program over the Sogul uranium prospect has now been completed, with a total of 2035.6 metres being drilled. The results confirms the presence of uranium mineralisation both downhole and along strike within the confines of the Sogul prospect. Although the tenor of the mineralisation is moderate, its extent and consistency over 800 metres of confirmed strike length is a distinct positive. A high-grade source for the broad mineralisation halos encountered in the drilling to date has not yet been determined. However, once all of the data has been collated, three dimensional modeling and other interpretative means will enable the Company to vector in on any potential high grade target zones

At the same time, laboratory XRF analysis of diamond drill core has been completed, the highlights of which are tabled below. An additional 74 composite samples of core were cut from three drill holes across the Sogul deposit to test for possible uranium disequilibrium and a further 50 umpire samples were sent for analysis to the ALS Chemex laboratory in Brisbane, Australia. Thereafter, all of the results will be collated, analysed and interpreted.

| *Hole* | *From* | *To* | *Interval* | *Weighted* |
|---|---|---|---|---|
| ID | (m) | (m) | (m) | U ppm |
| SGD05 | 45.5 | 49.5 | 4.0 | 253 |
| SGD11 | 10.0 | 20.3 | 10.3 | 155 |
| SGD09 | 25.5 | 32.5 | 7.0 | 141 |
| SGD09 | 36.0 | 40.0 | 4.0 | 155 |
| SGD09 | 51.5 | 60.0 | 8.5 | 137 |

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

A plan of the geology and location of the drill hole collars is illustrated in the following plan.


LEGEND:
Sogul Geology
Drilling and Trenches

**Location of drill holes discussed in the above summary**

**Sumsar Licence (100% MRO owned)**

Diamond drilling has commenced on the Djal–Kokildak gold-copper prospect located within the Sumsar licence area. At the Kokildak South prospect, consistent broad zones of quartz-potassium feldspar-carbonate-hematite-sulphide veining within porphyry have been intersected in the first drill hole (KSD001). The intersection commences 64.5m downhole and is located below surface rock-chip assays grading up to 183g/t Gold. This drill hole has been cut and logged, with samples submitted to the laboratory for assay.
Alteration of the breccia matrix to kaolinite in a well jointed rock has led to poor quality and inconsistent core recovery. Up to 2% fresh sulphide is present in both quartz veins and within the porphyry. The vein density within and the size of this porphyry appears to be much more extensive than exposed at surface. This drill hole was terminated in quartz veining at 217.4 metres, having achieved its objective of intersecting a portion of the mineralized zone of interest.
A second and third drill hole (KED001 and KED002) have both commenced at the Kokildak East prospect with a second rig having recently been mobilized to the site. There is over 700 metres of strike of anomalous gold in quartz veining found on the surface at this prospect. The Kokildak West prospect will also be tested in this program where anomalous gold and copper in surface *en-echelon* quartz veins are up to 20 metres wide and occur over 800 metres of strike.
It is anticipated that this drilling program will be completed within the next 2-3 weeks. The rigs will then be moved to the Aramsu uranium prospect. A plan indicating the position of the above projects is attached below.

Commenting on the work to date the Chairman, Mr Warwick Grigor said:

*"We continue to be encouraged by the results of our exploration program at Sogul. We are recording mineralisation in most of the drill holes and it is only a matter of time before we unlock the complete geological story. At the same time, we are rolling out the rest of our exploration program and we are pleased with the early information coming from our gold-copper prospect at Sumsar. Given the scope of our exploration program, we will now be making operational releases on a fortnightly basis, thereby keeping the market fully informed and up to date."*

*Competent Person*

*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by* ***Steve McRobbie****, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*
*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by* ***Mart Rampe****, a Member of the Australasian Institute of Mining and Metallurgy. He is the Executive Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*



70°
72°
74°
76°
78°
80°
KAZAKHSTAN
Bishkek
42°
KYRGYZ REPUBLIC
UZBEKISTAN
Osh
CHINA
40°
Location of project areas discussed in this release
TAJIKISTAN


**Plan of Kyrgyz Republic showing the location of Monaro Mining NL's tenements discussed in this release**

Exh. 47

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

12th July 2007

ASX Announcement

## $5M Option Underwriting Agreement Executed

### Underwriting Agreement Executed with Montagu Stockbrokers

The directors of Monaro Mining NL ("MRO") are pleased to announce that an underwriting agreement has been signed with Montagu Stockbrokers Pty Ltd, covering the exercise of the 31 July 2007, options exercisable at $1.20 each.

The exercise of the 4.2 million options will see the injection of new equity capital of $5m before underwriting fees. This will increase the Company's cash reserves to almost $10m, placing the Company in a strong financial position to continue its exploration programs in Australia and the Kyrgyz Republic, as well as to undertake new ventures when appropriate opportunities present themselves.

### Preparations for Drilling the Aramsu Uranium Deposit Underway (MRO 100%)

Geophysical contractors Tien Shien Geophysics have mobilized to the Aramsu site and have commenced EM and radiometric surveying across the mineralized zones with the objective of "fine tuning" drilling targets. The schedule of activities over the following month include:

- Detailed geological mapping;
- Radiometric and magnetic data collection across the Aramsu mineral "corridor";
- Combine above data with historical drill, adit, trench and mapped data;
- Complete site preparations (road access and drill pads); and
- Diamond drill targets

It is anticipated that drilling will commence either at the end of July or early August.

The target of the current program is uranium mineralization associated with late-stage magmatic epithermal fluids forming breccia pipes on the margins of highly fractionated (Cerium-Lanthanum rich) felsic intrusives. The regional location of the project and site geology is illustrated in Figures 1 and 2 respectively.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au


KAZAKHSTAN
Bishkek
KYRGYZ REPUBLIC
Gavasai
Naryn
UZBEKISTAN
Osh
CHINA
Location of Aramsu uranium prospect
TAJIKISTAN
70°
72°
74°
76°
78°
80°
42°
40°
**Figure 1:** Location of Aramsu Project


Possible mushroom shaped top to porphyry shown by topography
Planned Drill Hole
Eastern Strike of Anomaly
Porphyry 2
Aramsu Orebody
Porphyry 1
**Figure 2:** Geological Plan showing the location of the Aramsu deposit and associated mineralisation

As previously reported, the Aramsu deposit is the principal target and is a uranium orebody with USSR C1 + C2 resources totalling 326 tonnes of $U_3O_8$ at an average grade of 0.166%. The resource was estimated in 1963 from surface trenches, diamond drill holes and three levels of adit sampling to a depth of around 200 metres below surface. Monaro has now produced a 3D digital model of drill holes, adits, trenches, eU gamma values, uranium assays, topography, orebody (at >0.03% $U_3O_8$), porphyry and sediments. The major uranium minerals found in the deposit are pitchblende and curite. Features of the deposit and mineralisation together with the proposed drilling positions are illustrated in Figure's 3 to 5.


Inset: NW Cross Section across deposit
zone showing mushroom shape of
porphyry

**Figure 3:** Plan of the Aramsu deposit showing the position of three proposed drill holes.



**Figure 4:** Sectional view (North) of Aramsu block model highlighting two plunge directions to higher grade shoots and the drill holes proposed to test the geology, grades and metallurgy of the deposit.


Aramsu
Porphyry
Aramsu
River
Porphyry 2
Anomaly on
top of
Mountain

**Figure 5:** Perspective view, looking east, of topography and geology illustrating the Aramsu porphyry in the background and surface uranium anomalism (in yellow).

### *Competent Person*

*The review of exploration activities and results contained in this report in relation to the the Kyrgyz Republic projects is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Executive Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

### *Further Information*

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 57,725 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 57,725 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 13 July 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 25,012,654 | ORD |
| 4,112,471 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 13 July 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 271,795 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 271,795 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 17 July 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 25,284,449<br>3,840,676 | ORD<br>31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| N/A |
|---|

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 17 July 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

Exh. 50





*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | MONARO MINING NL |
|---|---|
| ABN | 99 073 155 781 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Warwick Robert Grigor |
|---|---|
| Date of last notice | 9/6/06 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | See Appendix A – Direct and Indirect Interests of Warwick Grigor Attached |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | See Appendix A – Direct and Indirect Interests of Warwick Grigor Attached |
| **Date of change** | 17 July 2007 |
| **No. of securities held prior to change** | 1,285,100 fully paid shares<br>2,000,000 ordinary 20¢ shares paid to 0.1¢<br>321,275 Listed Options expiring 31/7/07 |
| **Class** | Ordinary fully paid shares |
| **Number acquired** | 250,020 shares |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $300,024.00<br>conversion of options at $1.20 each |
| **No. of securities held after change** | 1,535,120 fully paid shares<br>2,000,000 ordinary 20¢ shares paid to 0.1¢<br>71,255 options expiring 31 July 2007, exercisable at $1.20 each |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Listed Options at $1.20 each |
|---|---|

## Part 2 – Change of director's interests in contracts

| Detail of contract | Nil |
|---|---|
| Nature of interest | Nil |
| Name of registered holder<br>(if issued securities) | Nil |
| Date of change | Nil |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | Nil |
| Interest acquired | Nil |
| Interest disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | Nil |
| Interest after change | Nil |

## Appendix A – Direct and Indirect Interests of Warwick Grigor After Change

**INDIRECT HOLDINGS**

| | |
|---|---|
| i) Gregorach Pty Ltd<br>(director and shareholder) | 1,250,100 ordinary fully paid shares<br>2,000,000 ordinary 20¢ shares paid to 0.1¢ |
| ii) Far East Capital Ltd<br>(director and shareholder) | 130,000 ordinary fully paid shares<br>32,500 July 31 2007, $1.20 options |
| iii) Sgian Dubh Pty Ltd<br>(director and shareholder) | 50,000 ordinary fully paid shares<br>12,500 July 31 2007, $1.20 options |
| iv) Exponential Equities Ltd<br>(director and shareholder) | 50,000 ordinary fully paid shares<br>12,500 July 31 2007, $1.20 options |

+ See chapter 19 for defined terms.

| | |
|---|---|
| v) Gregorach Pty Ltd<br>(Grigor Super Fund – Beneficiary) | 55,000 ordinary fully paid shares<br>13,750 July 31 2007, $1.20 options |
| **Total Indirect** | **1,535,100 ordinary fully paid shares**<br>**2,000,000 ordinary 20¢ shares paid to 0.1¢**<br>**71,250 July 31 2007, $1.20 options** |

**DIRECT HOLDINGS**

| | |
|---|---|
| W.R. Grigor | 20 ordinary fully paid shares<br>5 July 31 2007, $1.20 options |

+ See chapter 19 for defined terms.

Exh. 51

# MONARO MINING NL

ABN: [illegible]

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Nar

19th July 2007

ASX Announcement

## Operations Update - Australian Uranium Projects

- **Additional licence applications lodged in North-West Queensland prospective for Ernest Henry Style and/or Roxby Downs mineralisation**

## Australian uranium projects (Monaro earning up to 75%)

### North-West Queensland

An additional four exploration licence applications have been lodged in North-West Queensland under the Hapsburg Joint Venture, bringing to eight, or 2061 km² under application in this highly prospective region. The location of these licences are illustrated in Figures 1 and 2.
The licences are located close to or adjacent to a number of specific target zones which have been outlined by the Queensland Department of Mines and Energy as being prospective for IOCG or Ernest Henry and/or Olympic Dam styles of mineralisation. These zones have been delineated as CGR88, CGR89 and CGH92 and their location with respect to the tenements are illustrated in Figure 2. A summary of the main features of these zones are outlined below:

| Zone* | Target Style and Mineralising Event | Rating# |
|---|---|---|
| CGR88 | Magnetite poor, reduced and haematite. Williams age plutonism. | 1 |
| CGR89 | Magnetite-rich, Ernest Henry style and Magnetite poor, haematite, Olympic Dam style. Williams Age plutonism. | 1 |
| CGH92 | Magnetite rich, Ernest Henry style. | 1 |

*From: Table 11.4: "North-West Queensland Mineral Province Report". Queensland Department of Mines and Energy, 2000.
#All three areas are rated as 1 or "High Priority" by the Queensland Department of Mines and Energy.

Approval for these Queensland licences are anticipated to be received over the coming months.


DARWIN
NORTHERN TERRITORY
PORT HEDLAND
WESTERN AUSTRALIA
QUEENSLAND
SOUTH AUSTRALIA
BRISBANE
KALGOORLIE
NEW SOUTH WALES
PERTH
BROKEN HILL
SYDNEY
CANBERRA
500 km
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
TASMANIA
HOBART
Location of uranium projects

Figure 1: Location of new licence applications. A total of 8 tenements have now been lodged in this prospective part of North-West Queensland. See Figure 2 for detail.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au


EPM 1684
Palaeoproterozoic silic-clastics
CGR89
EPM 15711
CGH90
CGH91
EPM 15710
CGR88
Mesoproterozoic felsic volcanics
EPM 16475
EPM 15712
EPM 16471
EPM 16473
Porphyritic granite
CGH02
EPM 16469
JULIA CREEK
Palaeoproterozoic metasiltstone
Julia Creek
IOCG targets identified by QLD Mines Department (with target identifier)
Joint venture tenements showing EPM number
Information from: North-West Queensland Mineral Province Report, 2000, Department of Mines and Energy Queensland

Figure 2: Location of Tenements - detail

**Northern Territory**

High resolution airborne magnetic and radiometric surveys of the Fog Bay and Compass Creek tenements are being planned for August-September, 2007. This will involve 3,158 line kilometres of data acquisition. Mobilisation of staff and equipment is expected to commence by the end of July.

The target within the Fog Bay licence area is unconformity controlled vein-type uranium-gold mineralisation. The Welltree Metamorphics is the dominant lithological unit and is intruded by the Wagaite Granite. The overlying Depot Creek Sandstone provides the classic unconformity model.
Within the Compass Creek tenement, the lithological succession is Burrell Creek Formation, Mt Bonney Formation and Gerowie Tuff. This succession has been intruded by Princes Springs Granite, Zamu Dolerite and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.

**Western Australia**

Previous exploration in close proximity to these tenement areas have identified uranium mineralisation in pelitic sediments within the Mt James Formation. The Company is targeting gold-uranium mineralisation in the basal conglomerate derived from basement erosion and subsequent secondary enrichment, or direct deposition from hydrothermal cells related to intrusives. The presence of uranium mineralisation nearby to the Company's tenement areas within the target stratigraphy is regarded as very encouraging.

Image Processing to assess the licence areas, including the potential for uranium bearing calcrete areas has commenced. This will be followed up by site investigations in September-October, 2007.

Elsewhere, the joint venture partners are assessing other uranium opportunities throughout Australia.

***Competent Person***

*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Executive Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 240,395 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 240,395 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 23 July 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 25,524,844<br>3,600,281 | ORD<br>31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropr iate warranties from subscribers for the securities in order to be able to give this warrant y

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 23 July 2007
(Company Secretary).

Print name: Anne Adaley

== == == == ==

Exh. 53


MONARO MINING NL

ABN: 99 073 155 781
Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872



9 October 2007

Companies Advisor
ASX Limited

Dear Sir/Madam

**Request for trading halt – Monaro Mining NL**

Monaro Mining NL ("Monaro") requests a trading halt pending a further announcement by the Company.

Monaro confirms that:

- the event Monaro expects will end the trading halt will be an announcement by Monaro regarding a transaction;
- further information will be provided to the market by Monaro as soon as details of the transaction have been finalised; and
- it is not aware of any reason why the trading halt should not be granted.

Yours sincerely

A Adaley

Anne Adaley
Company Secretary

Exh. 54

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332. All Correspondence to: PO Box 427 Narellan NSW 2567



**24th July, 2007** **ASX Release**

The Manager – Companies
Australian Stock Exchange

Dear Sir

**Re: Uranium Project Summary and Presentation – Uranium Conference in Fremantle July, 2007**

Monaro Mining NL (MRO) is attending the Australian Uranium Conference being held at Fremantle, WA between 25th and 26th July, 2007.

Investors attending the conference will receive the following summary, which outlines the status of the Company's uranium projects in the Kyrgyz Republic and Australia.

For further additional information about this presentation, please contact Mart Rampe on 02 46479566.

Yours Faithfully,

Mart Rampe
Executive Director

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au





# MONARO MINING NL

## *A Balance of Production Potential in Central Asia, and Big Picture Exploration in Australia*

**First Mover Advantage in the mineral rich Kyrgyz Republic**

- ✓ Historical uranium mines
- ✓ Russian reserves
- ✓ Prospects of early production
- ✓ Favourable government attitude

**Big picture exploration licences in WA, NT and QLD**

- ✓ Team of experienced, mine-finding geological team
- ✓ Targeting unconformity and IOCG+U styles, >25,0000 t deposits

ASX Code: MRO

July 2007


MONARO
MINING NL

# Corporate Philosophies

***"The shareholders must win!"***

- All shareholders are equal - no preferential groups
- Respect for risk capital - the investor must win!
- Need to be pragmatic and responsive to shareholder and market requirements, whilst balancing the need for a focused operational direction to ensure a growth path
- The market is the arbiter - junior companies should not be spending money on projects if the market is not prepared to replenish the kitty


MONARO
MINING NL

# Capital Structure - *Tight and Incentivising*

**Listed Securities (23/7/2007)**

25.525 mill. fully paid shares
3.600 mill. July 2007, $1.20 options

**Market Capitalisation**

At $1.45 = $37.01m - undiluted

**Unlisted Securities**

1.80 mill. options - 60¢, 31/12/08 (to vendors of Kyrgyz assets)
1.05 mill. options - $1.07 and $1.75 (consultant and employee)
5.20 mill. ctg shares, 19.9¢ to pay (director's incentive on IPO)

Cash Balance 17th July 2007, $4.77m
Placed 2 mill. shares at $1.50 in Dec '06
July 2007 $1.20 options underwriting agreement executed


MONARO
MINING NL

# Shareholders and Management

**Top Five Shareholders** (17/7/07)

| | | |
|---|---|---|
| 1. | ANZ Nominees | 19.83% |
| 2. | Fortis Clearing Nominees | 5.09% |
| 3. | Nikam Investments | 5.17% |
| 4. | Gregorach Pty Ltd | 4.00% |
| 5. | Citicorp Nominees Pty Ltd | 3.70% |

Top 20 Shareholders 57.23%

**Directors/Management**

| | |
|---|---|
| Warwick Grigor | Non Executive Chairman |
| Mart Rampe | Executive Director |
| Michael Evans | Non Executive Director |
| Stephen McRobbie | General Manager CIS/Europe |


MONARO
MINING NL

# Theatres of Operation

## Kyrgyzstan

- Tradition of uranium mining
- Proximity to major regional processing centre at Kara-Balta
- 20% of known global recoverable resources in the Central Asian region
- Less stringent planning and environmental constraints
- Russian "reserves" of approximately 2,000 t $U_3O_8$ in C1 +C2 +P1
- Advanced exploration conducted by Soviet geologists but limited drilling
- Company income tax rate only 10%

## Australia

- Strategy is to identify and acquire world class deposits of uranium and gold mineralisation under cover
- No recycling of sub-economic uranium deposits – targeting large, undiscovered and concealed ore bodies fitting the unconformity and IOCG models
- 4,000 sq km of prospective ground in 3 states currently granted or under application
- Highly experienced technical team – track record of discovery
- Active ground evaluation and acquisition program underway throughout Australia


MONARO
MINING NL

# Kyrgyz Republic: Uranium and Gold Projects (100% owned licences)

MONARO MINING NL

KYRGYZ REPUBLIC PROJECTS

Location of Uranium and Gold Deposits
And Metallogenic Provinces

Prepared by AUSMEC Geoscience, April 2007


MONARO
MINING NL

# Aramsu Uranium - Regional



- Aramsu deposit: 326 t $U_3O_8$ , C1 and C2 status
- Small high grade resource - average grade 0.167% $U_3O_8$ 9.3% recovery oxide leach
- 9 Aramsu mine look-alike prospects to be explored within licence area
- Primary orebody - breccia-hosted mineralisation at granite-sediment contact
- Trenching, adits to 70m depth
- 28 intersections in one area - true width 2.6m to 3.7m
- Potential for ore body clusters

# ARAMSU Uranium – 3D Oblique Geology

Aramsu Porphyry

Aramsu River

Aramsu deposit

Porphyry 2 Anomaly on top of Mountain




MONARO
MINING NL

# ARAMSU Uranium – Plan Geology

Possible mushroom shaped top to porphyry shown by topography
Planned Drill Hole
Eastern Strike of Anomaly
Porphyry 2
Eastern Strike of Anomaly High-grade Anomaly
Aramsu Orebody
Access Roads
Porphyry 1

MONARO MINING NL

# Aramsu Deposit – Plan view



ARDD001
ARDD002
400
400
ARDD003
300


Inset: Cross Section View NW showing mushroom shape of porphyry

MONARO MINING NL

# Aramsu Mine Workings – Isometric view



Sectional view (North) of Aramsu block model highlighting two plunge directions to higher grade shoots and the drill holes proposed to test the geology, grades and metallurgy of the deposit.


MONARO
MINING NL

# Sogul Uranium

- 2100 metre scout drilling program completed
- Extensive uranium mineralisation demonstrated over 800-1000 metres strike length and down dip
- Assay data indicates values of around 100-200ppm uranium, some over good widths. Geology and structure is complex
- Outstanding assay data awaited prior to completion of progress report
- Next stage of exploration and drilling to be determined in September




MONARO
MINING NL

# Sogul - Key deposit location

TAJIKISTAN
KYRGYZ REPUBLIC
GALOHABASHI RANGE
NYN RANGE
Djany-Djer
Karasu
Samarkandek
Sogul
Kok-Tube
Markush
Shruab
Madygen
Arpapaya
Chirakty
Akbulak
Geraryk
Unnamed
580000 mE
590000 mE
600000 mE
610000 mE
620000 mE
630000 mE
14440000 mN
14430000 mN
14420000 mN
14410000 mN

# Sogul Uranium



Outcrop of siliceous black shales and cherts

Drilling on the Sogul uranium prospect March 2007

# Sumsar Uranium

- Covers prospective part of the Northern Fergana uranium province, west of Naryn
- Potential for sandy-limestone hosted uranium deposits
- Beds demonstrate high porosity and permeability (important for ISL)
- Assays of 0.077% to 0.165% $U_3O_8$ have been recorded
- Limited mining took place in the 1950s but few records available

Prospects include:

- **Shakaftar** prospect features carnotite mineralisation in widths up to 2.5m and assays up to 0.4%, across a series of lenses
- **Chonkal** prospect features hydrothermally altered porphyries up to 10m in width, with assays up to 0.09% $U_3O_8$
- **Ten'ga and Yangak-Sa** prospects with uranium associated with intrusives



Sumsar
Naryn
Shamaldysai
UZBEKISTAN
NEPELI RANGE
14580000 mN
680000 mE
700000 mE
720000 mE
740000 mE


MONARO
MINING NL

# Utor Uranium

- Uranium mineralisation found in hydrothermally altered sandstones – potential for ISL
- Sandstone beds up to 20m thick have been mapped over a 10km strike
- Uranium mineralisation is found in lenses up to 10-12m wide in inter-bedded siltstones and sandstones


Cenozoic Molasse Sediments
Late Devon - Carboniferous Shelf and Abyssal Sediments: Limestones, Sandstones, Coal
Cambrian - Silurian Sediments: Conglomerates, Sandstone, Limestones, Coaly Shales
Cambrian - Silurian Volcanics
Cambrian - Silurian Intrusives
Proterozoic Metamorphic Sedimentary and Volcanic Rocks
Uranium Occurrences
500000 mE
520000 mE
540000 mE
Orlovka
Utor
4720000 mN
4700000 mN
4680000 mN
KYRGYZSKII RANGE
KARAMOINOKI RANGE
DJUMGOL
Karamoinok
Kyzyltube
Ortok
Cholpon

- Adits have been sunk to 300m depths
- Assays generally range up to 0.08% $U_3O_8$ with exceptional zones drilled to provide up to 1% $U_3O_8$ and even 2.14% $U_3O_8$
- Analogous to styles found in Kazakhstan

# Naryn Uranium

- Covers the most prospective part of the Northern Fergana uranium province
- Underground mining conduced in late 1960s/early 1970s, but ISL wasn't being employed at the time - so could be opportunity
- Parallel prospective beds outcrop for 27km - these are being mined in neighbouring Uzbekistan
- Main uranium minerals are pitchblende and uranium vanadate
- Small tonnage remain in-situ, grading 0.057-0.96% $U_3O_8$
- Semi-arid climate enables year-round access
- Malisu produced 3,362 t $U_3O_8$ at 0.089% $U_3O_8$ (not an asset of MRO)
- Multiple targets of 3-5,000 tonnes



Uranium bearing stratigraphy in outcrop of prominent hill in background



Historical mine infrastructure from late 1960s - underground mining


MONARO
MINING NL

# Djurasay and Hodjaakan Uranium and Gold

- Both considered to be prospective for black shale hosted, Carlin-style gold mineralisation enriched in Uranium
- Early in exploration program


Project location
KAZAKHSTAN
KYRGYZ REPUBLIC
UZBEKISTAN
CHINA
TAJIKISTAN
Osh


MONARO
MINING NL

# Australian uranium/gold prospects MRO Earning 75%

- Granted ELs and applications cover over 4,000 sq km of ground prospective for gold and uranium

- **Queensland (IOCG)**
  - *- Red Bull 1*
  - *- Savannah*
  - *- Fort Bowen*
  - *- Mount Brown*
- **Northern Territory (U,Au)**
  - *- Fog Bay*
  - *- Compass Creek*
- **Western Australia (U,Au)**
  - *- Coor-de-Wandy Hill*
  - *- Yalbra Hills*
  - *- Collins Springs*
  - *- Granite Hills*


Jabiluka
Nabarlek
Ranger
Koongarra
DARWIN
Rum Jungle
South Alligator
NORTHERN TERRITORY
Westmoreland
Valhalla
Lomond
TOWNSVILLE
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
ALICE SPRINGS
Angela
WESTERN AUSTRALIA
QUEENSLAND
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
NEW SOUTH WALES
Olympic Dam
Honeymoon
KALGOORLIE
PERTH
Radium Hill
BROKEN HILL
SYDNEY
ADELAIDE
CANBERRA
0
500 km
VICTORIA
MELBOURNE
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
TASMANIA
HOBART
Location of Prospects


MONARO
MINING NL

# Mine-Finding Expertise

- **Lee Spencer (MSc)** – 30 years experience mining and exploration in Asia Pacific. Actively involved with gold, diamond and other mineral discoveries and development projects in PNG, Indonesia, Australia and Philippines.

- **Mohan Varkey (MSc)** – 36 yrs uranium/gold exploration and mining experience. Formerly senior exploration geologist for Urangesellschaft, CRA and Idemitsu. Discovery geologist of Narbalek deposit (U), and part of discovery teams for Cigar Lake (U) in Canada, and Ernest Henry (Cu, Au) deposit Australia

- **David Bennett (BSc)** – 34 years exploration and mining experience. Formerly exploration geologist with Minatome, Mobil Energy Minerals and Urangesellschaft. Former senior exploration geologist for Robertson Research. Independent consultant since 1982.


MONARO
MINING NL

# Iron Oxide Copper Gold (IOCG)

**Large ore bodies:**

- Cu-U-Au associations
- Olympic Dam/Ernest Henry types
- Breccia type ore bodies in Proterozoic metasediments and volcanics
- IOCG discoveries in the Mt. Isa-Cloncurry region of Queensland include:
    - Ernest Henry 167Mt at 1.1% Cu & 0.54g/t Au
    - Osborne 15Mt at 3% Cu & 1.3g/t Au
    - Selwyn 5Mt at 1.0% Cu & 5.0g/t Au

**IOCG Features:**

- Proximity to Palaeoproterozoic or Archean basement
- Sedimentation along cratonic margins or intracratonic belts
- Regional metamorphism of sediments and interlaid volcanics
- Volcanism and emplacement of batholiths establishing thermal gradients
- Intrusion of high temperature granitoids leading to brecciation, metasomatism, volume reduction and economic concentration of minerals

# Queensland - IOCG Targets

The regional magnetic map of Queensland shows a circular magnetic anomaly in the centre in the Millungera area. The centre of the feature is a magnetic low which could represent a granitic intrusion. The areas covered by EPA's are interpreted as Archaean basement highs, and are considered prospective for gold and uranium at the Archaean unconformity, and/or granite contacts.


Project
Location

**4 EPA's COVERING 964 SQ KM**

MONARO MINING NL

# North-West Queensland

- 8 tenements covering 2061 km$^2$
- High priority IOCG targets identified by QLD Mines Department
- Combination of good structure, geology and geophysics



Palaeoproterozoic silic-clastics
CGR80
EPM 15711
CGH90
CGH91
EPM 15710
CGR30
Mesoproterozoic felsic volcanics
EPM 16473
EPM 15712
EPM 16471
Porphyritic granite
CGH92
JULIA CREEK
Palaeoproterozoic metasiltstone
Julia Creek
Gilliat
IOCG targets identified by QLD Mines Department (with target identifier)
Joint venture tenements showing EPM number

# Northern Territory: Unconformity Targets


DARWIN
Fog Bay
Jabiluka
Ranger 3
Ranger 1
Koongarra
Katherine
Compass Creek
NORTHERN TERRITORY

## EL 25406 (Fog Bay)

Early Proterozioc gneisses and marbles subcrop to the northeast. The target is unconformity controlled vein-type uranium/gold mineralisation. The *Welltree Metamorphics* is the dominant lithological unit and is intruded by the *Wagaite Granite.* The overlying *Depot Creek Sandstone* provides the classic unconformity model.

## EL 25399 (Compass Creek)

The lithological succession is *Burrell Creek Formation*, *Mt Bonney Formation* and *Gerowie Tuff* . This succession has been intruded by *Princes Springs Granite*, *Zamu Dolerite* and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.




MONARO
MINING NL

# Northern Territory: Unconformity Concept

EL 24506
FOG BAY
RUM JUNGLE
MID-PROTEROZOIC
1800 MY
Unconformity
RANGER,
KOONGARRA
& JABILUKA
NARBALEK
Rum Jungle
and
Waterhouse complexes
Finniss River
Group
South Alligator
Group
Mount Partridge
Group
Namoona
Group
Nourlangie
Schist
Nanambu
Complex
South Alligator
Valley U deposits
Uranium Mineralisation
Unconformity
Fault

# Western Australia - Unconformity Targets

- All areas are situated along the southern margins of the Gascoyne Province
- Archaean and Paleoproterozoic gneisses and metasediments are present
- These are intruded by Paleoproterozoic granites coincident with major structures
- High energy fluviatile and shallow marine sediments of the Mount James Formation unconformably overlie the Paleoproterozoic gneisses and metasediments
- All areas have the potential to host Unconformity related uranium and gold mineralisation





MONARO MINING NL

# Western Australia - Unconformity Targets



| *Tenement Details* | |
|---|---|
| *Collins Spring* | *547 sq km (E09/1331)* |
| *Coor-de-wandy Hills* | *608 sq km (E09/1333)* |
| *Yalbra Hill* | *429 sq km (E09/1336)* |
| *Granite Hills* | *365 sq km (E09/1345)* |
| ***Total Area*** | ***1,949 sq km*** |

The tenements are located entirely within the Gascoyne Basin, and target Proterozoic metasediments of the *Mt James Formation* which are intruded by Proterozoic late-stage granitoids coincident with major structures.

Kintyre Uranium

Project Location

WESTERN AUSTRALIA

Yeelirrie Uranium


MONARO
MINING NL

# What Distinguishes Monaro?

- Balance of production opportunity and exploration upside
- Highly qualified, proven geological team
- Low market capitalisation relative to peers
- Healthy, but not ridiculous share price movements
- Not a life-style company for directors
- Healthy cash balance
- Money going into the ground


MONARO
MINING NL

# Pending News Flow for Monaro

- Drill results for Djal-Kokildak Au/Cu
- Commencement of drilling at Aramsu in August
- Developing relationship with Chinese uranium specialists
- Assess projects in Europe, Africa and North America
- Granting of Australian uranium licences and commencement of work
- Drilling copper/zinc target in NSW in JV with Ironbark Gold Ltd


MONARO
MINING NL

# Disclaimer

- All persons should seek appropriate professional investment advice in reviewing or considering this presentation and all other information with respect to Monaro Mining's business, financial performance and operations. Neither the provision of this presentation nor the information contained therein, or any associated communication to any person should be taken as constituting financial advice regarding the the purchase or dealing of shares in Monaro Mining NL. This presentation does not purport to provide all information that might reasonably be required to complete a detailed assessment of Monaro Mining. Individuals should conduct their own investigation of investment and financial parameters relevant to their personal requirements for investment purposes.
- The presentation may contain forward looking statements regarding the intentions of the Company, and these will be affected movements in share markets, commodity prices and many other factors beyond the control of Company personnel. The presentation must be considered in the light of these uncertainties and investments in Monaro Mining NL should be considered as speculative in nature.
- The presentation is not a prospectus or similar disclosure document and does not constitute an invitation to apply for shares.
- **Competent Person** The review of exploration activities and results contained in this presentation in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.
- The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.

Exh. 55

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

25th July 2007 ASX Announcement

# Presentation for Australian Uranium Conference 25-26th July, 2007

## Retraction of statements

We wish to advise that a presentation released to the market on 24th July,2007 has been replaced with the one attached, as several statements in the 24th July presentation were inconsistent with ASX listing rules.

For further information about this presentation, please contact Mart Rampe on 02 46479566.



Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au





# MONARO MINING NL

## *A Balance of Production Potential in Central Asia, and Big Picture Exploration in Australia*

**First Mover Advantage in the mineral rich Kyrgyz Republic**

- ✓ Historical uranium mines
- ✓ Russian reserves
- ✓ Prospects of early production
- ✓ Favourable government attitude

**Big picture exploration licences in WA, NT and QLD**

- ✓ Team of experienced, mine-finding geological team
- ✓ Targeting unconformity and IOCG+U styles, >25,0000 t deposits

ASX Code: MRO

July 2007


MONARO
MINING NL

# Corporate Philosophies

***"The shareholders must win!"***

- All shareholders are equal - no preferential groups
- Respect for risk capital - the investor must win!
- Need to be pragmatic and responsive to shareholder and market requirements, whilst balancing the need for a focused operational direction to ensure a growth path
- The market is the arbiter - junior companies should not be spending money on projects if the market is not prepared to replenish the kitty



MONARO
MINING NL

# Capital Structure - *Tight and Incentivising*

**Listed Securities (23/7/2007)**

25.525 mill. fully paid shares
3.600 mill. July 2007, $1.20 options

**Market Capitalisation**

At $1.45 = $37.01m - undiluted

**Unlisted Securities**

1.80 mill. options - 60¢, 31/12/08 (to vendors of Kyrgyz assets)
1.05 mill. options - $1.07 and $1.75 (consultant and employee)
5.20 mill. ctg shares, 19.9¢ to pay (director's incentive on IPO)

Cash Balance 17th July 2007, $4.77m
Placed 2 mill. shares at $1.50 in Dec '06
July 2007 $1.20 options underwriting agreement executed


MONARO
MINING NL

# Shareholders and Management

**Top Five Shareholders** (17/7/07)

| | | |
|---|---|---|
| 1. | ANZ Nominees | 19.83% |
| 2. | Fortis Clearing Nominees | 5.09% |
| 3. | Nikam Investments | 5.17% |
| 4. | Gregorach Pty Ltd | 4.00% |
| 5. | Citicorp Nominees Pty Ltd | 3.70% |

Top 20 Shareholders 57.23%

**Directors/Management**

| | |
|---|---|
| Warwick Grigor | Non Executive Chairman |
| Mart Rampe | Executive Director |
| Michael Evans | Non Executive Director |
| Stephen McRobbie | General Manager CIS/Europe |




MONARO MINING NL

# Theatres of Operation

## Kyrgyzstan

- Tradition of uranium mining
- Proximity to major regional processing centre at Kara-Balta
- 20% of known global recoverable resources in the Central Asian region
- Less stringent planning and environmental constraints
- Extensive drill tested zones of uranium mineralisation on several projects
- Advanced exploration conducted by Soviet geologists but limited drilling
- Company income tax rate only 10%

## Australia

- Strategy is to identify and acquire world class deposits of uranium and gold mineralisation under cover
- No recycling of sub-economic uranium deposits – targeting large, undiscovered and concealed ore bodies fitting the unconformity and IOCG models
- 4,000 sq km of prospective ground in 3 states currently granted or under application
- Highly experienced technical team – track record of discovery
- Active ground evaluation and acquisition program underway throughout Australia


MONARO
MINING NL

# Kyrgyz Republic: Uranium and Gold Projects (100% owned licences)

MONARO MINING NL
KYRGYZ REPUBLIC PROJECTS
Location of Uranium and Gold Deposits
And Metallogenic Provinces
Prepared by AUSMEG Geoscience, April 2007


MONARO
MINING NL

# Aramsu Uranium - Regional



- Aramsu deposit: Small but high grade zone. 93% recovery reported using oxide leach
- Lateral and down-dip extensions to be drill tested
- 9 Aramsu mine look-alike prospects to be explored within licence area
- Primary orebody - breccia-hosted mineralisation at granite-sediment contact
- Trenching, adits to 70m depth
- 28 intersections in one area - true width 2.6m to 3.7m
- Potential for ore body clusters





# ARAMSU Uranium – 3D Oblique Geology

Aramsu Porphyry
Aramsu River
Aramsu deposit
Porphyry 2 Anomaly on top of Mountain

MONARO MINING NL

# ARAMSU Uranium – Plan Geology


Possible mushroom shaped top to porphyry shown by topography
Planned Drill Hole
Eastern Strike of Anomaly
Porphyry 2
Eastern Strike of Anomaly High-grade Anomaly
Access Roads
Aramsu Orebody
Porphyry 1
РАДИОМЕТРИЧЕСКАЯ

# Aramsu Deposit – Plan view


ARDD001
ARDD002
Roads
Orebody
Drill holes
Adits
400
400
Porphyry outline below surface at 2527m elevation
Porphyry Surface Outline
ARDD003
300
Inset: Cross Section View NW showing mushroom shape of porphyry





MONARO MINING NL

# Aramsu Mine Workings – Isometric view



Sectional view (North) of Aramsu block model highlighting two plunge directions to higher grade shoots and the drill holes proposed to test the geology, grades and metallurgy of the deposit.


MONARO
MINING NL

# Sogul Uranium

- 2100 metre scout drilling program completed
- Extensive uranium mineralisation demonstrated over 800-1000 metres strike length and down dip
- Assay data indicates values of around 100-200ppm uranium, some over good widths. Geology and structure is complex
- Outstanding assay data awaited prior to completion of progress report
- Next stage of exploration and drilling to be determined in September


MONARO
MINING NL

# Sogul - Key deposit location

TAJIKISTAN
KYRGYZ REPUBLIC
GALOHABASHI RANGE
NYN RANGE
Djany-Djer
Kok-Tube
Markush
Madygen
Shruab
Sogul
Arpapaya
Chirakty
Akbulak
Geraryk
Unnamed
Samarkandek
Karasu
580000 mE
590000 mE
600000 mE
610000 mE
620000 mE
630000 mE
14440000 mN
14430000 mN
14420000 mN
14410000 mN


MONARO
MINING NL

# Sogul Uranium



Outcrop of siliceous black shales and cherts

Drilling on the Sogul uranium prospect March 2007





# Sumsar Uranium

- Covers prospective part of the Northern Fergana uranium province, west of Naryn
- Potential for sandy-limestone hosted uranium deposits
- Beds demonstrate high porosity and permeability (important for ISL)
- Historical assays of 0.077% to 0.165% $U_3O_8$ have been recorded
- Limited mining took place in the 1950s but few records available

Prospects include:

- **Shakaftar** prospect features carnotite mineralisation in widths up to 2.5m and historical assays up to 0.4%, across a series of lenses
- **Chonkal** prospect features hydrothermally altered porphyries up to 10m in width, with historical assays up to 0.09% $U_3O_8$
- **Ten'ga and Yangak-Sa** prospects with uranium associated with intrusives


14580000 mN
14560000 mN
680000 mE
700000 mE
720000 mE
740000 mE
Sumsar
UZBEKISTAN
NEPELI RANGE
Naryn
Shamaldysai



# Utor Uranium

- Uranium mineralisation found in hydrothermally altered sandstones – potential for ISL
- Sandstone beds up to 20m thick have been mapped over a 10km strike
- Uranium mineralisation is found in lenses up to 10-12m wide in inter-bedded siltstones and sandstones


Cenozoic Molasse Sediments
Late Devon - Carboniferous Shelf and Abyssal Sediments: Limestones, Sandstones, Coal
Cambrian - Silurian Sediments: Conglomerates, Sandstones, Limestones, Coaly Shales
Cambrian - Silurian Volcanics
Cambrian - Silurian Intrusives
Proterozoic Metamorphic Sedimentary and Volcanic Rocks
Uranium Occurrences
500000 mE
520000 mE
540000 mE
Orlovka
4720000 mN
4700000 mN
4680000 mN
Utor
KYRGYZSKII RANGE
KARAMOINOKI RANGE
Karamoinok
Kyzyltube
Ortok
Cholpon
DJUMGOL

- Adits have been sunk to 300m depths
- Historical assays generally range up to 0.08% $U_3O_8$ with exceptional zones drilled to provide up to 1% $U_3O_8$ and even 2.14% $U_3O_8$
- Analogous to styles found in Kazakhstan


MONARO
MINING NL

# Naryn Uranium

- Covers the most prospective part of the Northern Fergana uranium province
- Underground mining conduced in late 1960s/early 1970s, but ISL wasn't being employed at the time - so could be opportunity
- Parallel prospective beds outcrop for 27km - these are being mined in neighbouring Uzbekistan
- Main uranium minerals are pitchblende and uranium vanadate
- Small uranium mineral occurrences reported, with historical grades of around 0.057-0.96% $U_3O_8$
- Semi-arid climate enables year-round access
- Malisu produced 3,362 t $U_3O_8$ at 0.089% $U_3O_8$ (not an asset of MRO)



Uranium bearing stratigraphy in outcrop of prominent hill in background



Historical mine infrastructure from late 1960s - underground mining



MONARO MINING NL

# Djurasay and Hodjaakan Uranium and Gold

- Both considered to be prospective for black shale hosted, Carlin-style gold mineralisation enriched in Uranium
- Early in exploration program

Project location



KAZAKHSTAN
KYRGYZ REPUBLIC
UZBEKISTAN
CHINA
TAJIKISTAN
Osh



MONARO MINING NL

# Australian uranium/gold prospects MRO Earning 75%

- Granted ELs and applications cover over 4,000 sq km of ground prospective for gold and uranium

- **Queensland (IOCG)**
  - *Red Bull 1*
  - *Savannah*
  - *Fort Bowen*
  - *Mount Brown*
- **Northern Territory (U,Au)**
  - *Fog Bay*
  - *Compass Creek*
- **Western Australia (U,Au)**
  - *Coor-de-Wandy Hill*
  - *Yalbra Hills*
  - *Collins Springs*
  - *Granite Hills*



Jabiluka
Nabarlek
DARWIN
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN TERRITORY
Westmoreland
Yalhalla
Lomond
TOWNSVILLE
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
ALICE SPRINGS
QUEENSLAND
WESTERN AUSTRALIA
Angela
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
NEW SOUTH WALES
Olympic Dam
Honeymoon
KALGOORLIE
PERTH
Radium Hill
BROKEN HILL
SYDNEY
ADELAIDE
CANBERRA
0
500 km
VICTORIA
MELBOURNE
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
TASMANIA
HOBART


Location of Prospects

# Mine-Finding Expertise

- **Lee Spencer (MSc)** – 30 years experience mining and exploration in Asia Pacific. Actively involved with gold, diamond and other mineral discoveries and development projects in PNG, Indonesia, Australia and Philippines.

- **Mohan Varkey (MSc)** – 36 yrs uranium/gold exploration and mining experience. Formerly senior exploration geologist for Urangesellschaft, CRA and Idemitsu. Discovery geologist of Narbalek deposit (U), and part of discovery teams for Cigar Lake (U) in Canada, and Ernest Henry (Cu, Au) deposit Australia

- **David Bennett (BSc)** – 34 years exploration and mining experience. Formerly exploration geologist with Minatome, Mobil Energy Minerals and Urangesellschaft. Former senior exploration geologist for Robertson Research. Independent consultant since 1982.


MONARO
MINING NL

# Iron Oxide Copper Gold (IOCG)

**Large ore bodies:**

- Cu-U-Au associations
- Olympic Dam/Ernest Henry types
- Breccia type ore bodies in Proterozoic metasediments and volcanics
- IOCG discoveries in the Mt. Isa-Cloncurry region of Queensland include:
  - Ernest Henry 167Mt at 1.1% Cu & 0.54g/t Au
  - Osborne 15Mt at 3% Cu & 1.3g/t Au
  - Selwyn 5Mt at 1.0% Cu & 5.0g/t Au

**IOCG Features:**

- Proximity to Palaeoproterozoic or Archean basement
- Sedimentation along cratonic margins or intracratonic belts
- Regional metamorphism of sediments and interlaid volcanics
- Volcanism and emplacement of batholiths establishing thermal gradients
- Intrusion of high temperature granitoids leading to brecciation, metasomatism, volume reduction and economic concentration of minerals



MONARO
MINING NL


# Queensland - IOCG Targets

The regional magnetic map of Queensland shows a circular magnetic anomaly in the centre in the Millungera area. The centre of the feature is a magnetic low which could represent a granitic intrusion. The areas covered by EPA's are interpreted as Archaean basement highs, and are considered prospective for gold and uranium at the Archaean unconformity, and/or granite contacts.



Project
Location


**4 EPA's COVERING 964 SQ KM**

MONARO MINING NL

# North-West Queensland

- 8 tenements covering 2061 $km^2$
- High priority IOCG targets identified by QLD Mines Department
- Combination of good structure, geology and geophysics



Palaeoproterozoic silic-clastics
EPM 15710
CGR89
CGH90
EPM 15711
CGH01
Mesoproterozoic felsic volcanics
EPM 15712
EPM 16471
EPM 16472
EPM 16473
Porphyritic granite
Palaeoproterozoic metasiltstone
JULIA CREEK
Julia Creek
Gilliat




IOCG targets identified by QLD Mines Department (with target identifier)
Joint venture tenements showing EPM number





# Northern Territory: Unconformity Targets


Fog Bay
DARWIN
Jabiluka
Ranger 3
Ranger 1
Koongarra
Katherine
Compass Creek
NORTHERN TERRITORY

**EL 25406 (Fog Bay)**

Early Proterozioc gneisses and marbles subcrop to the northeast. The target is unconformity controlled vein-type uranium/gold mineralisation. The *Welltree Metamorphics* is the dominant lithological unit and is intruded by the *Wagaite Granite.* The overlying *Depot Creek Sandstone* provides the classic unconformity model.

**EL 25399 (Compass Creek)**

The lithological succession is *Burrell Creek Formation*, *Mt Bonney Formation* and *Gerowie Tuff* . This succession has been intruded by *Princes Springs Granite*, *Zamu Dolerite* and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.



MONARO MINING NL

# Northern Territory: Unconformity Concept

EL 24506
FOG BAY

RUM JUNGLE

MID-PROTEROZOIC

1800 MY

Unconformity

RANGER, KOONGARRA & JABILUKA

NARBALEK

Rum Jungle and Waterhouse complexes

Uranium Mineralisation

Unconformity

Fault


MONARO
MINING NL

# Western Australia - Unconformity Targets

- All areas are situated along the southern margins of the Gascoyne Province
- Archaean and Paleoproterozoic gneisses and metasediments are present
- These are intruded by Paleoproterozoic granites coincident with major structures
- High energy fluviatile and shallow marine sediments of the Mount James Formation unconformably overlie the Paleoproterozoic gneisses and metasediments
- All areas have the potential to host Unconformity related uranium and gold mineralisation


MONARO
MINING NL

# Western Australia - Unconformity Targets

| *Tenement Details* | |
|---|---|
| *Collins Spring* | *547 sq km (E09/1331)* |
| *Coor-de-wandy Hills* | *608 sq km (E09/1333)* |
| *Yalbra Hill* | *429 sq km (E09/1336)* |
| *Granite Hills* | *365 sq km (E09/1345)* |
| ***Total Area*** | ***1,949 sq km*** |

The tenements are located entirely within the Gascoyne Basin, and target Proterozoic metasediments of the *Mt James Formation* which are intruded by Proterozoic late-stage granitoids coincident with major structures.


Kintyre
Uranium
Project
Location
WESTERN AUSTRALIA
Yeelirrie
Uranium


MONARO
MINING NL

# What Distinguishes Monaro?

- Balance of production opportunity and exploration upside
- Highly qualified, proven geological team
- Low market capitalisation relative to peers
- Healthy, but not ridiculous share price movements
- Not a life-style company for directors
- Healthy cash balance
- Money going into the ground


MONARO
MINING NL

# Pending News Flow for Monaro

- Drill results for Djal-Kokildak Au/Cu
- Commencement of drilling at Aramsu in August
- Developing relationship with Chinese uranium specialists
- Assess projects in Europe, Africa and North America
- Granting of Australian uranium licences and commencement of work
- Drilling copper/zinc target in NSW in JV with Ironbark Gold Ltd


MONARO
MINING NL

# Disclaimer

- All persons should seek appropriate professional investment advice in reviewing or considering this presentation and all other information with respect to Monaro Mining's business, financial performance and operations. Neither the provision of this presentation nor the information contained therein, or any associated communication to any person should be taken as constituting financial advice regarding the the purchase or dealing of shares in Monaro Mining NL. This presentation does not purport to provide all information that might reasonably be required to complete a detailed assessment of Monaro Mining. Individuals should conduct their own investigation of investment and financial parameters relevant to their personal requirements for investment purposes.
- The presentation may contain forward looking statements regarding the intentions of the Company, and these will be affected movements in share markets, commodity prices and many other factors beyond the control of Company personnel. The presentation must be considered in the light of these uncertainties and investments in Monaro Mining NL should be considered as speculative in nature.
- The presentation is not a prospectus or similar disclosure document and does not constitute an invitation to apply for shares.
- **Competent Person** The review of exploration activities and results contained in this presentation in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.
- The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.

Exh. 56





*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | MONARO MINING NL |
|---|---|
| ABN | 99 073 155 781 |
| | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | MART RAMPE |
|---|---|
| Date of last notice | 14th June, 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Harvest Exploration Superannuation Fund**<br>(Mr Rampe is Trustee of the Harvest Exploration Superannuation Fund)<br><br>**Harvest Holding Company Pty Ltd ATF The Harvest Trust**<br>Mr Rampe is a Director of Harvest Holding Company Pty Ltd |
| Date of change | 23/7/2007 |
| No. of securities held prior to change | **Mart Rampe**<br>1,500,000 Ordinary shares of 20 cents paid to 0.1 cents<br><br>**Harvest Exploration Superannuation Fund**<br>10,000 Ordinary Fully Paid Shares<br>2,500 Options Expiry 31/7/2007<br><br>**Harvest Holding Company Pty Ltd ATF The Harvest Trust**<br>30,000 Ordinary Fully Paid Shares<br>7,500 Options Expiry 31/7/2007 |
| Class | Options Expiry 31/7/2007 |
| Number acquired | 10,000 |

+ See chapter 19 for defined terms.

| Number disposed | NIL |
|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $12,000<br>Conversion of options at $1.20 each |
| **No. of securities held after change** | **Mart Rampe**<br>1,500,000 Ordinary shares of 20 cents paid to 0.1 cents<br><br>**Harvest Exploration Superannuation Fund**<br>12,500 Ordinary Fully Paid Shares<br><br>**Harvest Holding Company Pty Ltd ATF The Harvest Trust**<br>37,500 Ordinary Fully Paid Shares |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Listed Options at $1.20 each |

## Part 2 – Change of director's interests in contracts

| Detail of contract | Nil |
|---|---|
| **Nature of interest** | Nil |
| **Name of registered holder (if issued securities)** | Nil |
| **Date of change** | Nil |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | Nil |
| **Interest acquired** | Nil |
| **Interest disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | Nil |
| **Interest after change** | Nil |

+ See chapter 19 for defined terms.

Exh. 57





*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 702,035 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 702,035 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 23 July 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 26,226,879 | ORD |
| 2,898,246 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

| | | |
|---|---|---|
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropr iate warranties from subscribers for the securities in order to be able to give this warrant y

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 27 July 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

Exh. 58

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

31st July, 2007 ASX Announcement

# QUARTERLY ACTIVITIES REPORT
# FOR THE THREE MONTHS ENDING 30th JUNE, 2007

## Highlights

- **Diamond drilling program at Sogul intersected widespread uranium mineralization over a strike length of 800 metres**
- **Diamond drilling commenced on the Djal-Kokildak project, intercepting wide zones of copper-gold-molybdenum mineralisation**
- **Preparation for diamond drilling program on the Aramsu uranium deposit completed**
- **Gold anomaly defined from rock chip sampling at Gava**
- **Noah Resources NL farms in on Monaro's NSW molybdenum, tin and tungsten projects, with Monaro shareholders to participate in IPO**
- **$5M option underwriting agreement executed**
- **Cash balance as of 30th June 2007 was $4.8M**

## 1.0 Corporate

An underwriting agreement was executed with Montagu Stockbrokers Pty Ltd, covering the exercise of the 31 July 2007 options, exercisable at $1.20 each.

The exercise of the 4.2 million options will see the injection of new equity capital of approximately $5m before underwriting fees and will increase the Company's cash reserves to almost $10m. This has placed the Company in a strong financial position to continue its exploration programs in Australia and the Kyrgyz Republic, as well as to undertake new ventures when appropriate opportunities present themselves.

## 2.0 Uranium Projects

### 2.1 Kyrgyz Projects

#### 2.1.1 Overview

A scout diamond drilling program was completed at the Sogul uranium prospect during the last Quarter. Positive uranium values (>100ppm) in graphitic shales and chert have been confirmed over a strike length of over 800 metres. Interpretation of the data is being undertaken to determine if the highly anomalous uranium values are sourced from either one of the major fault systems that traverse the prospect area or from stratigraphic horizons previously defined by surface mapping and drilling.

Drill sites are being prepared on the Aramsu Project where a high-grade hydrothermal intrusive breccia-pipe type uranium deposit is located. Geological and geophysical EM and radiometric programs are in progress on the main uranium corridor and across two other regional anomalies on the licence.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

Local geological and geophysical contractors commenced geological, geochemical and radiometric field assessments and sampling programs on uranium prospects elsewhere in the Aramsu, Gavasai, and Utor license areas. It is anticipated that assay data and reporting will become progressively available over the coming months. Plans for mapping and sampling programs on the Djurasai and Hodjaachkan licences are also to be completed in the next quarter.

The areas of recent activity in the Kyrgyz Republic are illustrated in Figure 1.



70°
72°
74°
76°
78°
80°
42°
40°
KAZAKHSTAN
KYRGYZ REPUBLIC
UZBEKISTAN
TAJIKISTAN
Scout drilling phase finished - interpretation to be completed in September Quarter
Extensive mapping and sampling completed
Prospects mapped and sampled. Drilling commenced in June 2007 – ongoing into September Quarter
Drilling to commence in August, 2007


**Figure 1:** Location of Monaro Mining NL's uranium licenses in the Kyrgyz Republic showing activities

### 2.1.2 Sogul Licence (MRO 100%)

*Target/Style* - two styles of mineralisation are apparent within the licence area. These are as follows:

- Silicified and altered Ordovician-Silurian "olistrome" units which comprise of a mélange of exotic brecciated limestone blocks within slates and graphitic shales that have been buried, altered and structurally deformed. The graphite has acted as a favorable reductant for precipitation of uranium and vanadium mineralization. This was the main focus of the current drill program; and
- Sedimentary hosted uranium mineralisation within Mesozoic strata. The mineralisation is concentrated along oxidation/reduction chemical boundaries and associated with sideritic ironstones and organic rich clay horizons.

*June Quarter Activity* – the first scout diamond drilling program over the Sogul uranium prospect has now been completed, with a total of 2035.6 metres being drilled. XRF analysis of diamond drill core has been completed save for one more batch, which will then complete the analytical program. This includes an additional 74 composite core samples cut from three drill holes across the Sogul prospect to test for possible uranium disequilibrium and a further 50 umpire samples which were sent for analysis to an Australian laboratory.

The results to date confirm the presence of uranium mineralisation both down hole and along strike within the confines of the Sogul prospect. Although the tenor of the mineralisation is moderate, its extent and consistency over 800 metres of confirmed strike length is highly encouraging.

*Proposed Work for September Quarter* – interpretation of the data will be undertaken to determine the presence of a high-grade source of the broad mineralisation halos encountered in the drilling. In addition, a total of nine additional uranium anomalies within the Sogul license are to assessed by radiometric survey programs over the coming months. The location of these projects are illustrated in Figure 2.



TAJIKISTAN
Kok-Tube
Madygen
Markush
Shurab
Sogul
Arpapaya
Akbulak
Samarkandek
KYRGYZ REPUBLIC


**Figure 2:** Location of uranium prospects within the Sogul licence area.

### 2.1.3 Aramsu Licence (MRO 100%)

*Target/Style* - uranium mineralization associated with late-stage magmatic epithermal fluids forming breccia pipes on the margins of highly fractionated felsic intrusives.

*June Quarter Activity* – pad construction for a series of drill holes was completed at the Aramsu deposit. In addition, radiometric and electromagnetic surveys were initiated across the main structural corridor that contains extensive uranium mineralisation along strike from the Aramsu deposit (Figure 3).

*Proposed Work for September Quarter* – drill testing the Aramsu deposit and its extensions is scheduled to commence during the September Quarter. In addition, several regional targets have been prioritised for further work including geological mapping, trenching, rock chip and channel sampling. Results from the radiometric and electromagnetic surveys will also be reviewed.


Aramsu Deposit
License boundary

**Figure 3:** Location of Aramsu uranium prospects – regional aspect

**2.1.4 Naryn and Sumsar Licences - North Fergana** (MRO 100%)

*Target/Style* – two styles of mineralisation are found within this licence area. Mineralisation is however dominated by bitumen-limestone type deposits within carbonate units from the Lower Tertiary (Palaeogene). Stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata can also occur. This stratigraphy contains the Kyrgyz Republic's largest known historical uranium mine located at Marly-Su (historical production of 3,400 tonnes $U_3O_8$).

*June Quarter Activity* – the abandoned Shekafter uranium mine, which is located within the licence area, was subject to a brief field assessment. Mine dumps were inspected and observed to have oxidized uranium mineralisation similar to dumps located at the nearby Marly-Su mine. Near the Shekafter mine, field investigations have delineated a 3km long zone of potential mineralisation and encompass a group of exploration adits cut into an escarpment. Mine abandonment plans are being sought for the Shekafter mine and its immediate surroundings.

Mapping and sampling reports were also examined from three prospect areas located near Naryn. The Naryn West (Kyzyl Zhar) prospect was found to contain a low-level radiometric anomaly that is open towards the west within a structurally prospective fold closure.

*Proposed Work for September Quarter* – a radiometric survey program is to be completed on surface dumps and on exploration adits east of the Shekafter mine and at Kyzyl Zhar prospect. A review of Soviet archival reports on the Shekaftar uranium mine will also be made when the data becomes available, with the view to executing a shallow RC drilling program.

**2.1.5 Utor Licence** (MRO 100%)

*Target/Style* - the prospective geological environment in this licence area is similar to that found in the Aramsu Licence. In particular, veins and shears within hydrothermally altered sandstones adjacent to granitic intrusives are prospective for sulphide associated uranium and gold mineralization.

*June Quarter Activity* – a significant amount of geological mapping and rock chip sampling was completed. Nearly 400 rock chip samples were submitted for multi-element analysis.

*Proposed Work for September Quarter* – interpretation of the geological mapping and sampling program will be undertaken. In addition, further geological mapping and sampling across areas that are still covered in snow will be completed.

### 2.1.6 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)

*Target/Style* - these two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium as well as hydrothermal intrusive-related uranium mineralisation.

*June Quarter Activity* – local geological consultants have been commissioned to commence a geological mapping and sampling program on these two licences in the June Quarter.

*Proposed Work for September Quarter* – target areas are to be selected for follow-up geological mapping, sampling and trenching.

## 2.2 Australian Uranium Projects – Hapsburg Joint Venture (MRO earning up to 75%)

### 2.2.1 Overview

The Company through its Hapsburg joint venture, is focusing on Iron Oxide Copper Gold (IOCG+U) deposits such as Olympic Dam and Ernest Henry type deposits as well as unconformity related models exemplified by the Ranger Mine deposits. The projects are focused on fourteen tenement areas covering 4000 km$^2$ throughout Queensland, Northern Territory and Western Australia (see Figure 4).


Jabiluka
Nabarlek
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN TERRITORY
Westmoreland
Valhalla
Lomond
TOWNSVILLE
MOUNT ISA
Mary Kathleen
PORT HEDLAND
Kintyre
Manyingee
WESTERN AUSTRALIA
ALICE SPRINGS
Angela
QUEENSLAND
SOUTH AUSTRALIA
Yeelirrie
BRISBANE
Beverley
NEW SOUTH WALES
Honeymoon
KALGOORLIE
Olympic Dam
PERTH
Radium Hill
BROKEN HILL
SYDNEY
ADELAIDE
CANBERRA
0
500 km
VICTORIA
MELBOURNE
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
TASMANIA
HOBART
Tenement locations

**Figure 4:** Location of uranium prospects in Australia. A total of 4000 km$^2$ is covered by these tenements.

*June Quarter Activity* - an additional four exploration licence applications have been lodged in North-West Queensland under the Hapsburg Joint Venture, bringing to eight, or 2061 km$^2$ under application in this highly prospective region. These licences are located close to or adjacent to a number of specific target zones which have been outlined by the Queensland Department of Mines and Energy as being prospective for IOCG or Ernest Henry and/or Olympic Dam styles of mineralisation. These zones have been delineated as CGR88, CGR89 and CGH92 and their location with respect to the Company's tenements are illustrated in Figure 5.





CGR89
EPM 15711
CGH90
EPM 15710
CGR88
CGH91
Mesoproterozoic felsic volcanics
EPM 16475
EPM 15712
EPM 16471
EPM 16473
Porphyritic granite
CGH92
EPM 16469
Palaeoproterozoic metasiltstone
Julia Creek
IOCG targets identified by QLD Mines Department (with target identifier)
Joint venture tenements showing EPM number

**Figure 5:** Location of uranium prospective tenements in North-west Queensland

*Proposed Work for September Quarter* - high resolution airborne magnetic and radiometric surveys of the Fog Bay and Compass Creek tenements located in the Northern Territory are being planned for the coming Quarter. This will involve 3,158 line kilometres of data acquisition. Mobilisation of staff and equipment is expected to commence by the end of July.

In addition, image processing to assess the Western Australian licence areas, including the potential for uranium bearing calcrete areas has commenced. This will be followed up by site investigations late in the Quarter.

Elsewhere, the joint venture partners are assessing other uranium opportunities throughout Australia.

## 3.0 Gold and Base Metal Projects

### 3.1 Kyrgyz Republic Projects

#### 3.1.1 Overview

Copper, gold and silver mineralisation has been identified as a result of mapping and sampling programs on the Gavasai and Sumsar licences. These metals were not a priority in the Soviet era and exploration was relatively limited up to the present day. However, the results to date have proved sufficiently encouraging to warrant drill testing.

#### 3.1.2 Sumsar (MRO 100%)

*Target/Style* - the licence is prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t gold have been documented in a number of past exploration reports. Potential is also good for large tonnage, low-grade copper-gold porphyries of mid to late Palaeozoic age as well as small high grade lead-zinc skarns

*June Quarter Activity* – diamond drilling commenced on the Djal-Kokildak gold-silver-copper prospect located within the Sumsar licence area during the Quarter. At the Kokildak South prospect, consistent broad zones of quartz-potassium feldspar-carbonate-hematite-sulphide veining within porphyry have been intersected in the first drill hole (KSD001). The objective of this hole was to intersect the geology and structure which at surface has yielded rock-chip assays with values up to 183g/t gold. The drilling has indicated that the vein density and the extent of this porphyry appears to be much more significant at depth than surface exposures had suggested. This drill hole was terminated in quartz veining at 217.4 m, having achieved its objective of intersecting a portion of the mineralized zone of interest. The first drill hole has been cut, and samples have been submitted for laboratory analysis.

Drill holes (KED001 and KED002) are currently being drilled at the Kokildak East prospect where anomalous gold in quartz veining has been delineated over a strike length of 700 metres. This drilling has intercepted malachite, chalcopyrite and molybdenite mineralisation located around fault-bound porphyry intrusions in Devonian lavas and tuffs as well as within highly altered sericitic tuffs.

The Kokildak West prospect will also be tested during this program. The focus of the drilling will be a zone of surface quartz veining, where anomalous gold and copper oxides and sulphides have been delineated over a strike length of 800 metres and widths of up to 20 metres.

The Sumar Pb-Zn-Cu-Ag-Cd deposit was investigated during the quarter. Existing data indicates that 72,000 tonnes of lead and 16,000 tonnes of zinc were mined from this combined open pit and underground mine. In addition, it has been estimated that up to 4.5 million tonnes of tailings are located within three dams adjacent to the mine. Mineralisation is located in tightly folded and intensely carbonated graphitic shales. A data search for the deposit has been initiated and is expected to be completed within the next few months.

*Proposed Work for September Quarter* – drill testing will continue on the Djal-Kokildak, Kokildak East and Kokildak West prospects. A soil sampling program is planned for the nearby Ashisai gold anomaly, but is dependant on drilling results from the Kokildak prospects. A sampling program of the Sumar base metal tailings will also be considered in the coming Quarter.

### 3.1.3 Gavasai (MRO 100%)

*Target/Style* – several potential deposit types include:

- shear zones and pull-apart structures hosting gold-quartz mineralisation located on the edge of the Chatkal Valley region;
- intrusive related Cu-Mo-Pb-Fe-Zn deposits at the edge of a mesothermal porphyry system; and
- Alaskite-type intrusives that are highly fractionated residual melts which may be host to large tonnage low grade uranium deposit types

*June Quarter Activity* - geological mapping and rock chip sampling programs were completed at several locations. At Gava, a number of rock chip samples with gold values exceeding 1g/t and anomalous lead and zinc mineralisation were found to be associated with late Palaeozoic intrusives and Devonian sediments. Similarly, anomalous rock chip samples were found at Namansai where Alaskite-type intrusives have been mapped.

*Proposed Work for September Quarter* – a soil sampling program will be completed across the Gava area to further define rock chip and channel sampling target areas. The Namansai anomalies are to be further examined.

## 3.2 Australian Projects

### 3.2.1 Overview

Activities were primarily focused on the completion of a Heads of Agreement with Noah Resources NL. This agreement covers two of the Company's tenements prospective for molybdenum, tungsten and tin.

### 3.2.2 Mount Paynter: (MRO reducing to 50%)

*Target/Style* – quartz vein hosted tin tungsten mineralization in granitic host.

*June Quarter Activity* - during the quarter, it was announced that the Company and Noah Resources NL had signed a Heads of Agreement covering Monaro's molybdenum, tin and tungsten prospects located in southern NSW. This includes the Mount Paynter Prospect.

Noah Resources NL has assembled a number of projects in southern NSW which are prospective for a range of metals. These projects will be the subject of an Initial Public Offering (IPO) during the next Quarter with Monaro shareholders having the right to participate in the public offering. The agreement calls for Noah to expend up to $400,000 over 2 years to earn a 70% interest in both tenements. Monaro will however, retain the right to participate in further exploration upon Noah earning a 50% interest in the tenements. The agreement is subject to Noah achieving approval from the ASX to list prior to 30th September, 2007. Noah will offer Monaro (or its shareholders) the right to participate in the IPO to the extent of at least $500,000 on the same terms as the public offering.

*Proposed Work for September Quarter* - it is anticipated that field activities will be relatively limited during the quarter. Once the Noah Resources NL IPO process has been completed, planning is to commence to implement the exploration programs outlined in the Noah IPO.

### 3.2.6 Wymah Tungsten/Molybdenum: (MRO reducing to 50%)

*Target/Style* - granite hosted molybdenum, tungsten and tin mineralisation.

*June Quarter Activity* – the Wymah tungsten/molybdenum project is covered by the Monaro/Noah Resources Heads of Agreement discussed in the previous section.

*Proposed Work for September Quarter* - as for the Mt Paynter project, it is anticipated that field activities will be relatively limited during the quarter. Once the Noah Resources NL IPO process has been completed, planning is to commence to implement the exploration programs outlined in the Noah IPO.

### 3.2.2 Captains Flat Project: (MRO 100% reducing to 25%)

*Target/Style* - a number of targets have been identified as being prospective for base metals and gold which are associated with Volcanogenic Massive Sulphide (VMS) deposits and include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle Prospects.

*June Quarter Activity* - no field work was undertaken during the quarter. However, permitting to undertake drilling on the Lake George tailings heaps was being advanced by Ironbark Gold Ltd. In addition, preparations were also underway to recommence drilling activities at the Jerangle zinc-lead-copper prospect.

*Proposed Work for September Quarter* - it is anticipated that drilling of the Lake George mine tailings will be undertaken during this quarter.

### 3.2.3 Michelago and Michelago South: (MRO 100%)

*Target/Style* - both licences contain typically volcanogenic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

*June Quarter Activity* - no field activities were undertaken during the reporting period.

*Proposed Work for September Quarter* - an assessment of a number of geophysical anomalies has been scheduled for the September quarter.

#### 3.2.4 Mayfield and Mayfield North Project: (MRO 80% and 100% respectively)

*Target/Style* – the two licence areas cover the Mayfield, other copper-gold skarn and potential VMS deposits. However, the licence areas are also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits.

*June Quarter Activity* - a review of the Greendale and Loaded Dog base metal prospects was undertaken. This work outlined the presence of extensive mineralisation and alternation features at both sites. The Loaded Dog prospect in particular suggests potential for a large mineralised system at depth.

*Proposed Work for September Quarter* - a preliminary field investigation is to be carried out during the quarter with the view to outlining the extent of the Loaded Dog prospect.

Mart Rampe

Mart Rampe
Executive Director

***Competent Person***
*The review of exploration activities and results contained in this report in relation to the NSW projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*
*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*
***Further Information***
*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Ex h. 59



Rule 2.7, 3.10.3,

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 719,544 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 719,544 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 31 July 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 26,946,423 | ORD |
| 2,178,702 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| N/A |
|---|

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 31 July 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

Exh. 60





*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 744,248 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 744,248 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1 August 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 27,690,671 | ORD |
| 1,434,454 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

#### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| |
|---|
| N/A |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 1 August 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

Exh. 61

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9568 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

2 August 2007

# ANNOUNCEMENT AND MEDIA RELEASE

## 31 JULY 2005 OPTIONS PROCEEDS RECEIVED

The Directors of Monaro Mining NL ("MRO") are pleased to announce the closure of the Underwritten Options exercise.

Of the 4,170,196 options outstanding at the time the issue was underwritten a total of 3,963,934 options representing 95% have been exercised by existing option holders. The remaining 206,262 options not exercised are being placed with the Underwriters, Montagu Stockbrokers Pty Ltd.

The Underwritten Option issue will raise $5,004,235 (before costs of the issue).

The funds raised will place the Company in a strong financial position to continue its exploration programs in Australia and the Kyrgyz Republic, as well as to undertake new ventures when appropriate opportunities present.

The Directors would like to thank the Option holders and Underwriters for their support and extend a welcome to any new shareholders.

***Further Information***

*For further information please contact Mart Rampe, Executive Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*


Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 ; 24/10/2005.

Name of entity

| MONARO MINING NL |
|---|

ABN

| 99 073 155 781 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,228,192 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 1,228,192 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 7 August 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 28,918,863<br>206,262 | ORD<br>31 July 2007 Options |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| 750,000 | Options Expiry 31/12/08 (MROAQ) |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| Not applicable |
|---|

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

| Items 11 to 33 are Not Applicable |
|---|

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

## Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
| --- | --- |
| N/A | N/A |

+ See chapter 19 for defined terms.


For personal use only

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropr iate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 6 August 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==



*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | MONARO MINING NL |
|---|---|
| ABN | 99 073 155 781 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | MICHAEL JOHN EVANS |
|---|---|
| Date of last notice | 14 June 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Tevlo Pty Ltd atf M J Evans Super Fund |
| **Date of change** | 6 August 2007 |
| **No. of securities held prior to change** | 50,000 Ordinary Fully Paid Shares.<br><br>1,500,000 Ordinary Shares of 20 cents paid to 0.1 cents.<br><br>12,500 Options Expiring 31 July 2007. |
| **Class** | Ordinary Fully Paid Shares |
| **Number acquired** | 12,500 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $15,000 |



+ See chapter 19 for defined terms.

| No. of securities held after change | 62,500 Ordinary Fully Paid Shares.<br><br>1,500,000 Ordinary Shares of 20 cents paid to 0.1 cents. |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Listed Options expiring 31 July 2007 |

**Part 2 – Change of director's interests in contracts – Not Applicable.**



+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity MONARO MINING NL |
|---|
| ABN 99 073 155 781 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Warwick Robert Grigor |
|---|---|
| Date of last notice | 18/7/07 |

**Part 1 - Change of director's relevant interests in securities**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | See Appendix A – Direct and Indirect Interests of Warwick Grigor Attached |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | See Appendix A – Direct and Indirect Interests of Warwick Grigor Attached |
| Date of change | 6 August 2007 |
| No. of securities held prior to change | 1,535,120 fully paid shares<br>2,000,000 ordinary 20¢ shares paid to 0.1¢<br>71,255 options expiring 31 July 2007, exercisable at $1.20 each |
| Class | Ordinary fully paid shares |
| Number acquired | 26,250 shares |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $31,500.00<br>conversion of options at $1.20 each |
| No. of securities held after change | 1,561,370 fully paid shares<br>2,000,000 ordinary 20¢ shares paid to 0.1¢ |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of 26,250 Listed Options at $1.20 each expiring 31 July 2007 |
|---|---|



## Part 2 – Change of director's interests in contracts

| Detail of contract | Nil |
|---|---|
| Nature of interest | Nil |
| Name of registered holder<br>(if issued securities) | Nil |
| Date of change | Nil |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | Nil |
| Interest acquired | Nil |
| Interest disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | Nil |
| Interest after change | Nil |

## Appendix A – Direct and Indirect Interests of Warwick Grigor After Change

i) Gregorach Pty Ltd (director and shareholder) — 1,250,100 ordinary fully paid shares; 2,000,000 ordinary 20¢ shares paid to 0.1¢

ii) Far East Capital Ltd (director and shareholder) — 130,000 ordinary fully paid shares

iii) Sgian Dubh Pty Ltd (director and shareholder) — 50,000 ordinary fully paid shares

iv) Exponential Equities Ltd (director and shareholder) — 62,500 ordinary fully paid shares

+ See chapter 19 for defined terms.

| | |
|---|---|
| v) Gregorach Pty Ltd (Grigor Super Fund – Beneficiary) | 68,750 ordinary fully paid shares |
| **Total Indirect** | **1,561,350 ordinary fully paid shares**<br>**2,000,000 ordinary 20¢ shares paid to 0.1¢** |

**DIRECT HOLDINGS**

| | |
|---|---|
| W.R. Grigor | 20 ordinary fully paid shares |

+ See chapter 19 for defined terms.

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567



13th August 2007 ASX Announcement

# Operations Update

- **Appointment of Managing Director and Company Secretary/CFO**
- **Queensland Uranium Tenements Granted**

## 1) Executive Management Changes

The Company is pleased to announce two executive management changes. In the first instance and effective from today's date, Mr Mart Rampe, currently acting as the Executive Director of the Company has been elevated to the position of Managing Director. Mr Rampe has been the Executive Director since the Company first listed in 2005.

Secondly, Ms Anne Adaley has been appointed as Company Secretary and Chief Financial Officer. Ms Adaley has extensive mining industry experience and has worked with a number of listed Australian exploration and mining companies over the last 25 years. She is well experienced in a listed public company environment and brings to Monaro strong skills in financial management and investor relations.

## 2) Australian Uranium Projects: NW Queensland (Monaro earning up to 75%)

Three Exploration Permits (Red Bull, Mt Brown and Mt Fort Bowen) in NW Queensland have been granted by the Queensland Department of Mines and Energy. Details on these tenements are outlined below.

**Red Bull**

Located 214km NE of Cloncurry, the Red Bull project comprises over 240km$^2$ and partially covers a significant magnetic anomaly which is interpreted to lie on the western edge of the Georgetown Block. This aeromagnetic anomaly represents an attractive drilling target given the presence of strong magnetic linear intersections, a significant regional fluorine anomaly in bore waters, and the proximity to a large intrusive body that may have acted as a heat engine and/or a source of metals.

The presence of a strong fluorine anomaly (>30 ppm F) in artesian bore water just down-flow and to the NW of the magnetic anomaly (and fault structures) raises the possibility of an alteration-mineralizing event that has either introduced (and/or released) fluorine into the system. Anomalous fluorine geochemistry is associated with Olympic Dam style mineralisation.

As previously reported, an Exploration Permit application has been lodged covering an additional 104km$^2$ over the north eastern portion of the aeromagnetic anomaly, while a large portion of the area remains under restriction (Restricted Area 321) pending the completion of a QLD Department of Mines and Energy magnetic and gravity survey.

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au

## Mt Brown & Mt Fort Bowen

The Mt Brown and Mt Fort Bowen projects are located approximately 140km NE of Cloncurry and cover a total area of 629km$^2$. Both tenement areas contain outcropping metamorphosed sediments consisting of gently dipping micaceous sandstone, polymict conglomerate, mica schist and sandstone. These are interpreted to be part of a basement horst (Mt Fort Bowen Ridge) lying midway between the Mt Isa Inlier and the Georgetown Block.

There are magnetic lineaments that both parallel and cross-cut the basin and horst structure and the intersection points of these lineaments may constitute structural targets for base metal mineralisation. The Company will also look at possible stratabound deposits within the Proterozoic sediments lying beneath the Paleozoic to Recent cover rocks. Other potential exploration targets include roll front uranium mineralization originating from the erosion of granites from within the Georgetown Block.


Location of granted licences
Jabiluka
Nabarlek
Ranger
Koongarra
Rum Jungle
South Alligator
NORTHERN TERRITORY
TOWNSVILLE
PORT HEDLAND
MOUNT ISA
QUEENSLAND
WESTERN AUSTRALIA
SOUTH AUSTRALIA
BRISBANE
Beverley
NEW SOUTH WALES
Honeymoon
Olympic Dam
KALGOORLIE
PERTH
BROKEN HILL
SYDNEY
500 km
Mine and concentrator
Deposit or prospective mine
Former mine
Cities/Towns
HOBART
Location of Monaro's uranium projects

**Figure 1**: Location of granted exploration licences. A total of 8 tenements have now been lodged in this prospective part of North-West Queensland. See Figure 2 for detail.


Red Bull
Mt Fort Bowen
Mt Brown
Palaeoproterozoic silic-clastics
CGR89
EPM 15711
CGH90
EPM 15710
CGR88
CGH91
Mesoproterozoic felsic volcanics
EPM 16475
EPM 15712
EPM 16471
EPM 16473
Porphyritic granite
CGH92
EPM 16469
JULIA CREEK
Palaeoproterozoic metasiltstone
Julia Creek
IOCG targets identified by QLD Mines Department (with target identifier)
Joint venture tenements showing EPM number

**Figure 2:** Location of Tenements - detail

*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Managing Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

***Further Information***

*For further information please contact Mart Rampe, Managing Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.*

Exh. 66



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 177,062 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 177,062 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 17 August 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 29,095,925 | ORD |
| 29,200 | 31 July 2007 Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

### Items 38 – 42 Not Applicable – Entity did not tick box 34(b)

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| N/A |
|---|

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...... Date: 17 August 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

Exh. 67





*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003 , 24/10/2005.

Name of entity

MONARO MINING NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 29,200 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $1.20 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of 29,200 listed 31 July 2007 options into fully paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 23 August 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 29,125,125 | ORD |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 5,200,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| | | 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| | | 350,000 | Employee Options Expiry 19/04/11 (MROAO) |
| | | 750,000 | Options Expiry 31/12/08 (MROAQ) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Not applicable |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Items 11 to 33 are Not Applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

**Items 38 – 42 Not Applicable – Entity did not tick box 34(b)**

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| N/A | N/A |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A. Adaley ...... Date: 23 August 2007
(Company Secretary)

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

Exh. 68





MONARO MINING NL ABN: 99 073 155 781
Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872



**18 September 2007**

**Media Release/ ASX Announcement**

# Monaro Confirms US Listing To Grow North American Investment Profile

- **Monaro to list shares for trading on North American exchange**
- **Listing to capitalise on significant demand from key US investors**
- **Company appoints leading New York based NASD Broker/Dealer to manage listing**
- **International growth strategy on track**

Australian uranium exploration and development company Monaro Mining NL ("Monaro" or "the Company") plans to raise its profile in the important North American capital market following confirmation it will list its shares for trading in the United States of America (USA) and has appointed a specialist New York based corporate advisor.

The board of Monaro decided to seek a listing in the USA following strong interest from both retail and sophisticated investors in North America. As a result of this demand the Company has commenced the process whereby it will achieve sponsored ADR (American Depository Receipts) listing of its shares in the United States of America.

The ADR listing of Monaro shares in the USA is seen by the board as a low cost "entry level" listing in to the important North American capital markets and will provide an SEC-regulated market for North American investors to buy and sell shares in the company.

So as to ensure the listing in the USA is achieved in a co-ordinated and successful manner Monaro has appointed leading New York based, NASD/SEC regulated investment advisory firm Robert R. Meredith Inc ("Meredith") as its corporate advisor. Meredith and its Chairman, Bill Potter, has extensive experience in cross-border mining finance with Australian companies in the US capital markets.

Through its subsidiary, Meredith Portfolio Management Inc, Meredith Financial Group manages close to US$1 billion for its clients, which include institutions and high net worth individuals. The Company was created in 1992 by a team originating from Morgan Stanley & Co Inc.

Meredith Chairman Bill Potter believes Monaro is well placed to create significant market profile in the North American capital market based on its highly prospective portfolio of uranium projects and strong management and uranium expertise. Investors are increasingly interested in pure industry investments and there is a shortage of good opportunities in the USA-listed uranium sector.

MONARO MINING NL ABN: 99 073 155 781
Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872







"US investors, both retail and institutional, want access to uranium companies that have a solid project portfolio and a strong management and technical expertise, something Monaro is developing," Mr Potter said. "Monaro is perfectly placed to take advantage of this interest and we think will see considerable benefit from its listing in North America and working with the Meredith Group."

Monaro Chairman Warwick Grigor believes the listing of its shares in the USA is an important step in its drive to become a significant uranium company with an international perspective, both in terms of projects and shareholder base.

"The graduation of Monaro to the listing of its shares in the US market is the next logical step in the company securing a position on the World stage. This cycle in the uranium market has only just begun, so it is important for Monaro to be extending the shareholder base and securing lines of finance for strategic initiatives as they emerge," Mr Grigor said.

The board of Monaro is not planning to conduct a capital raising to coincide with the ADR listing, with the timing of the issue of any new shares to North American investors dependent on market conditions and the need for funds as determined by corporate initiatives.

The Company is in a strong financial position having had A$5m contributed to the Company's cash position from the exercise of approximately four million options at A$1.20 at 31 July 2007, boosting its cash reserves to approximately A$9m.

**Further Information please contact:**

Mart Rampe, Managing Director
Monaro Mining NL
Tel: (02) 46479566

Warwick Grigor, Chairman
Monaro Mining NL
Tel: (02) 92470077

---

**About Monaro Mining** Website: www.monaromining.com.au

Monaro Mining NL is a Sydney-based Australian Stock Exchange-listed resource company that has two main focuses at present. Firstly, it is evaluating licences in the Kyrgyz Republic that have extensive uranium mineralization recorded during Soviet times, including a number of positions with quoted uranium reserves as determined by Soviet geologists. The immediate task is to elevate these resources to JORC status and assess the merits of project development to achieve production. Secondly, the Company has commenced grass roots exploration programs on a number of exploration licences in Australia, selected for their prospectivity for unconformity-style uranium targets and IOCGU potential. Monaro is also actively investigating new project opportunities and corporate initiatives on a regular basis.

Exh. 70

MONARO MINING NL ABN: 99 073 155 781
Tel: +61 8 9322 3076 Fax: +61 8 9322 5116 Registered Office: PO Box 1393 West Perth WA 6872





08 October 2007 **Media Release/ ASX Announcement**

# Board Changes

Monaro Mining NL is pleased to announce the appointment of Mr Malcolm James as Non-Executive Director to the Company, with immediate effect.

Mr James is a business graduate of RMIT University in Melbourne, Australia with over 25 years experience in merchant banking, engineering, manufacturing and financing. Over the last 15 years he has played an active role in the identifying, exploring, financing and developing a number of significant natural resource projects in Australia, the former Soviet Union, the Middle East, Africa and Asia.

Mr James is Chairman of Australian Stock Exchange listed companies Peninsula Minerals Limited and Lefroy Resources Ltd. Mr James is also a director of two AIM listed companies namely Summit Resources Plc and Cue Energy Plc.

Mr Michael Evans, who has been a Non-Executive Director of the Company and Chairman of the Company's Audit Committee since 2005, has resigned from the Company to focus his energies on driving First Australian Resources Ltd of which he is Chairman and Chief Executive Officer. It is proposed that Mr James assume the role of Chairman of the Audit Committee. The Board expresses its appreciation to Mr Evans for his past services that included assisting Monaro with its initial public offering and representation on the audit committee.

**Further Information please contact:**

Mart Rampe, Executive Director
Monaro Mining NL
Tel: (02) 46479566

Warwick Grigor, Chairman
Monaro Mining NL
Tel: (02) 92470077

Website: www.monaromining.com.au

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity: MONARO MINING NL |
|---|
| ABN 99 073 155 781 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Malcolm James |
|---|---|
| Date of appointment | 5 October 2007 |

**Part 1 - Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Number & class of securities |
|---|
| Nil |

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Number & class of Securities |
|---|---|
| None | Nil |

**Part 3 – Director's interests in contracts**

| Detail of contract | None |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| No. and class of securities to which interest relates | |

+ See chapter 19 for defined terms.

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | MONARO MINING NL |
|---|---|
| ABN | 99 073 155 781 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of director | MICHAEL JOHN EVANS |
|---|---|
| Date of last notice | 6 AUGUST 2007 |
| Date that director ceased to be director | 5 OCTOBER 2007 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Number & class of securities |
|---|
| |

+ See chapter 19 for defined terms.

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest | Number & class of securities |
|---|---|
| TEVLO PTY LTD<br>(atf M J Evans Super Fund) | 62,500 Ordinary Fully Paid Shares.<br><br>1,500,000 Ordinary Shares of 20 cents paid to 0.1 cents. |

**Part 3 – Director's interests in contracts**

| Detail of contract | NOT APPLICABLE - NO INTEREST IN CONTRACTS HELD |
|---|---|
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| No. and class of securities to which interest relates | |



+ See chapter 19 for defined terms.

Exh.73


MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 8 9322 3076 Fax: +61 8 9322 5118 Registered Office: PO Box 1393 West Perth WA 6872

9 October 2007

Companies Advisor
ASX Limited







Dear Sir/Madam

**Request for trading halt – Monaro Mining NL**

Monaro Mining NL ("Monaro") requests a trading halt pending a further announcement by the Company.

Monaro confirms that:

- the event Monaro expects will end the trading halt will be an announcement by Monaro regarding a transaction;
- further information will be provided to the market by Monaro as soon as details of the transaction have been finalised; and
- it is not aware of any reason why the trading halt should not be granted.

Yours sincerely

A Adaley

Anne Adaley
Company Secretary

Exh. 7.4


For personal use only




URANIUM KING
LIMITED

**ASX Release**

11 October 2007

No. of pages lodged: 1

Level 1, 89 St Georges Tce
Perth WA 6000

P +61 8 9415 1715
F +61 8 9481 2200

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

## Proposed Merger with Monaro Mining NL by way of a Scheme of Arrangement

Monaro Mining NL (ASX: MRO) and Uranium King Limited (ASX: UKL) have entered into a Merger Implementation Agreement to combine their respective uranium businesses to form an internationally competitive uranium company.

The proposed merger will deliver to shareholders a well-funded company that will provide benefits including:

- A pipeline of projects from greenfields and advanced exploration through to pre-production
- Geographical diversity of projects in countries that include the USA, Central Asia and Australia
- The increased financial capacity to identify and target project and corporate acquisition opportunities
- Enhanced management and technical capabilities
- Expanded shareholder base with increased market liquidity

The board of directors of Uranium King recommends to Uranium King Shareholders that, in the absence of a superior offer and subject to the Independent Expert confirming the view of the Board of directors of Uranium King that the Scheme is in the best interests of Uranium King Shareholders, that the merger be approved.

Please find attached a market release summarising the terms and conditions of the proposed merger, including a copy of the Merger Implementation Agreement.

For further information on the company visit www.uraniumking.com

Please direct enquiries to:
**Jim Malone – Director**
Phone +61 8 9415 1715

MONARO MINING NL


URANIUM KING
LIMITED


For personal use only

# MERGER OF MONARO MINING AND URANIUM KING TO CREATE GLOBALY DIVERSIFIED URANIUM EXPLORATION AND DEVELOPMENT COMPANY

11 October 2007

---

## Key Points

- Merger Implementation Agreement signed by Monaro Mining NL and Uranium King Ltd
- The merged company will offer shareholders a financially strong and dynamic, well-balanced uranium company with a pipeline of global greenfields, advanced and pre-development projects
- Uranium King shareholders to receive 5 Monaro shares for every 7 Uranium King shares
- The merger is to proceed by way of a Scheme of Arrangement and is subject to shareholder and regulatory approvals

---

Monaro Mining NL (ASX: MRO) and Uranium King Limited (ASX: UKL) have entered into a Merger Implementation Agreement (MIA) to combine their respective uranium businesses to form an internationally competitive uranium company.

Under this MIA, Monaro and Uranium King have agreed to certain undertakings and arrangements to facilitate the proposed merger. A copy of the MIA is appended to this release.

The directors of both companies believe that the merged entity will be a dynamic and well-funded company that will provide benefits to shareholders that include:

- A pipeline of projects from greenfields and advanced exploration through to pre-production
- Geographical diversity of projects in countries that include the USA, Central Asia and Australia
- The increased financial capacity to identify and target project and corporate acquisition opportunities
- Enhanced management and technical capabilities
- Expanded shareholder base with increased market liquidity

The merger will benefit from the technical and financial skills of the combined management teams and the new board will comprise three representatives from each of Monaro and Uranium King. Mr Warwick Grigor will continue as Chairman of the merged company.

Under the terms of the proposed merger shareholders of Uranium King will receive five Monaro shares for each seven shares they hold in Uranium King and Uranium King will become a wholly owned subsidiary of Monaro. Monaro will also make private offers to exchange Uranium King's unlisted options on the ratio of 0.48 Monaro shares for each Uranium King option.

On completion of the transaction the merged company will have a market capitalisation of approximately $100 million.

The Scheme of Arrangement will be subject to a range of conditions including:

- Uranium King shareholder approval and court approval under S.411 of the Corporations Act
- Monaro shareholder approval if required.
- Satisfactory completion of due diligence by the boards of both companies
- All necessary regulatory approvals

Both companies have also entered into no solicitation and no talk provisions customary for this type of transaction, including break fee arrangements.

It is anticipated that the Scheme of Arrangement documentation will be forwarded to Uranium King shareholders in early December 2007. Shareholders of Uranium King will then be asked to approve the Scheme of Arrangement in general meeting to be held in mid January, 2008. On the basis of this and other approvals being received, the expected Implementation Date will be in late January 2008.

The boards of directors of Monaro and Uranium King have resolved to support the proposed merger. In addition, the board of directors of Uranium King recommends to Uranium King Shareholders that, in the absence of a superior offer and subject to the Independent Expert confirming the view of the Board of directors of Uranium King that the Scheme is in the best interests of Uranium King Shareholders, that the merger be approved.

Monaro Mining Chairman Warwick Grigor believes that the merger is a logical move for both companies.

*"We are looking to create a global uranium company that has the ability to play an active role in the consolidation of the uranium sector. The merger will create a company with a suite of existing projects, a strong project pipeline for future development and outstanding technical and executive management expertise that would be of interest worldwide".*

Uranium King Executive Director Jim Malone stated;

*"The potential merger provides shareholders the opportunity to be part of an enhanced uranium company with increased growth prospects and broader institutional appeal. The Uranium King team looks forward to working with the Monaro team to build a company that we can all be proud of."*

Yours faithfully

**Monaro Mining NL** **Uranium King Limited.**






For further detail please contact:

Warwick Grigor
Monaro Mining NL
Ph: +61 2 9247 0077

Jim Malone
Uranium King Ltd
Ph: +61 8 9481 3000

Todd Barlow
Pitt Capital Partners Ltd
Ph: +61 2 9210 7000

**About Monaro Mining NL**

Monaro is a Sydney-based junior uranium company that has been listed on the ASX since September 2005. It was the first Australian-listed company to acquire uranium exploration licences in the Kyrgyz Republic, covering historical uranium mines and Soviet-defined orebodies. A number of types of uranium mineralisation have been identified on seven licences, including uranium in sandstone, in limestone, in cherts and black shales and in volcanogenic environments. Monaro is working towards verifying the Soviet work with a view to determining JORC compliant estimates. Additionally, Monaro has an agreement whereby it can earn up to 75% of a number of exploration licences in the Northern Territory, Queensland and Western Australia which have been selected and are being managed by an experienced uranium exploration team that takes credit for a number of uranium discoveries in the past. The Company is continuing to assess other uranium exploration opportunities in proven uranium provinces elsewhere.

**About Uranium King Limited**

Uranium King listed on ASX in August 2006 and is focused on the exploration and development of uranium projects within the United States. Current JORC inferred resources at Rio Puerco and Apex/Lowboy are a combined 6.1 million pounds and the company has identified considerable exploration potential to expand these assets. Uranium King is actively exploring sandstone and unconformity type uranium targets, managed by an experienced technical team and boosted by access to extensive data packages and local knowledge.

Exh. 16


MONARO
MINING NL
FOR THE THREE MONTHS ENDING
30 SEPTEMBER 2007

26 OCTOBER 2007

ASX ANNOUNCEMENT



CONTENTS

Corporate 2
Uranium Projects 2
Gold and Base Metal Projects 8
Appendix 5B 10
Corporate Information 14

**Further Information**

For further information please contact Mark Rampe, Managing Director on +61 2 4647 9566 or Warwick Grigor, Chairman on +61 2 9247 0077

# HIGHLIGHTS

Merger Implementation Agreement signed with Uranium King Limited

US Listing to grow North American investment profile

Diamond drilling programs on the Sogul and Aramsu uranium deposits and the Djal-Kokildak gold prospect completed - awaiting assay results

Cash balance as at 30 September 2007 was $8.1M

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 4647 9566 Fax +61 2 4647 7332 All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567 WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au


MONARO
MINING NL

# 1.0 CORPORATE

## 1.1 Proposed Merger with Uranium King Limited

A Merger Implementation Agreement (MIA) between Monaro Mining NL ("Monaro" or "the Company") and Uranium King Limited (UKL) was signed subsequent to the reporting period. This agreement, which is subject to the approval of UKL shareholders, is seen by Monaro's Board as representing a unique opportunity to strengthen the Company and bring two complementary businesses together, thereby providing a more defined route to early production in a sophisticated, first world nation – the USA. In taking this step, the Company is taking an active role in the consolidation of the International Uranium Industry.

## 1.2 Monaro Confirms Move to Achieve USA Listing

The Company plans to raise its profile in the important North American capital market by listing its shares in the USA by way of sponsored American Depository Receipts (ADRs). To facilitate this listing, the Company has appointed Robert R Meredith Inc as its specialist New York-based corporate advisor. It was decided to seek a USA listing following strong interest from both retail and sophisticated investors in North America.

Meredith Chairman Bill Potter believes Monaro is well placed to create a significant market profile in the North American capital market based on its highly prospective portfolio of uranium projects, strong management and uranium expertise. Investors are increasingly interested in pure industry investments and there is a shortage of good opportunities in the USA-listed uranium sector.

# 2.0 URANIUM PROJECTS

## 2.1 Kyrgyz Projects

### 2.1.1 Overview

Diamond drilling programs were completed at the Sogul and Aramsu uranium prospects during the last Quarter. Anomalous uranium values (>100ppm) in graphitic shales and chert have been confirmed over a strike length of over 800 metres on the Sogul prospect. Assay data for the Aramsu Uranium prospect is awaited. The entrances to several adits on the Aramsu deposit were cleared, paving the way for their safe rehabilitation and eventual mapping and sampling. Drill hole data for the Djal-Kokildak gold deposit has now also been received. However, gold results, whilst anomalous, were generally of low order.

Elsewhere, a significant amount of sampling and mapping has been completed on the other projects. Much of the next quarter will be spent on reviewing and interpreting data from the Company's projects to determine the exploration program for the next season.

The areas of recent activity in the Kyrgyz Republic are illustrated in Figure 1.


KAZAKHSTAN
Utor
Aramsu
Lake
Naryn
Gavasai
Sumsar
CHINA
UZBEKISTAN
Sogul
Hodjaakan
Djurasay
TAJIKISTAN
N
0 100km
KYRGYZ REPUBLIC PROJECTS
Monaro tenement
Uranium deposit
Gold deposit-Large
Major fault
Northern Tien Shan metallogenitic province
(Au-Cu porphyry, base metal, U mineralisation)
Middle Tien Shan metallogenitic province
(Au-W, base metal, U mineralisation)
Southern Tien Shan metallogenitic province
(Hg-Sb, rare metal, U mineralisation)

**FIGURE 1** LOCATION OF MONARO MINING NL'S EXPLORATION LICENSES IN THE KYRGYZ REPUBLIC SHOWING THOSE (DESIGNATED BY**O**) WHERE MOST ACTIVITIES WERE UNDERTAKEN DURING THE QUARTER



### 2.1.2 Sogul Licence (MRO 100%)

**Target/Style** - two styles of mineralisation are apparent within the licence area. These are as follows:

- Silicified and altered Ordovician-Silurian "olistrome" units which comprise of a mélange of exotic brecciated limestone blocks within slates and graphitic shales that have been buried, altered and structurally deformed. The graphite has acted as a favorable reductant for precipitation of uranium and vanadium mineralization. This was the main focus of the current drill program; and
- Sedimentary hosted uranium mineralisation within Mesozoic strata. The mineralisation is concentrated along oxidation/reduction chemical boundaries and associated with sideritic ironstones and organic rich clay horizons.

**September Quarter Activity** – results from the first scout drilling program demonstrated a number of narrow intersections of low-grade uranium content. However, the results also confirm the persistent presence of uranium mineralization along the entire horizon tested. The results are considered to be inconclusive as they are inconsistent with the tenor of uranium content indicated by the previous work. Further testing is being undertaken to resolve the issue. Significant drill intersections are outlined in the following table.

| Hole ID | From (m) | To (m) | Interval (m) | U (ppm) |
|---|---|---|---|---|
| SGD06A | 12.0 | 15.0 | 3.0 | 114 |
| SGD06A | 17.0 | 18.0 | 1.0 | 121 |
| SGD06A | 22.0 | 25.3 | 3.3 | 131 |
| SGD06 | 30.0 | 40.0 | 10.0 | 104 |
| SGD04 | 30.9 | 32.0 | 1.1 | 100 |
| SGD04 | 36.8 | 45.0 | 8.2 | 100 |
| SGD04 | 64.9 | 67.2 | 2.3 | 100 |
| Trench 4 | 18.0 | 19.0 | 1.0 | 2800 |
| Trench 4 | 41.0 | 42.0 | 1.0 | 1040 |
| Trench 4 | 53.0 | 60.0 | 7.0 | 145 |
| SGD05 | 45.5 | 49.5 | 4.0 | 253 |
| SGD11 | 10.0 | 20.3 | 10.3 | 155 |
| SGD09 | 25.5 | 32.5 | 7.0 | 141 |
| SGD09 | 36.0 | 40.0 | 4.0 | 155 |
| SGD09 | 51.5 | 60.0 | 8.5 | 137 |

**TABLE A** SIGNIFICANT DRILL INTERSECTIONS (>100PPM URANIUM BY XRF)

The mineralisation intersected was confined to zones of alteration at the contact between resistant strata (silica lenses and limestone) and ductile graphitic shales. Based on the drilling results, it was concluded that the observed mineralisation is related to the movement of uranium from a localised repository in marine sediments. Uranium mineralisation is then transported by low temperature, oxidized meteoric waters into zones of low strain around the siliceous lenses and at limestone contacts during a phase of orogenic deformation. Precipitation of uranium then occurred at sites where chemical conditions were reduced, notably at graphitic shale contacts.

Whilst this style of mineralization appears at this stage to have limited potential for significant uranium accumulations, the potential for uranium mineralization in nearby sandstone horizons, particularly where they contain phosphate appears to be reasonable.

**Proposed Work for December Quarter** – further exploration on the Sogul licence will target radiometric anomalies in these sandstone horizons within the whole 6km long prospective zone as well as the Palaeogene sandstone-bearing units in the northern part of the licence area. These zones of interest are focused on or adjacent to a major structural zone, the location of which are illustrated in Figure 2.




Cretaceous
Palaeozoic
MRO drillhole - 2007 program
MRO trench - 2006 program
Radiometric Anomalies
High-priority
Low-priority
MES 1
Sogul
Sogul West
MES 2
Sogul East
Survey area boundary
0
1000m
FIGURE 2 LOCATION OF URANIUM PROSPECTS WITHIN THE SOGUL LICENCE AREA.

### 2.1.3 Aramsu Licence (MRO 100%)

Target/Style – uranium mineralization associated with late-stage magmatic epithermal fluids forming breccia pipes on the margins of highly fractionated felsic intrusives.

September Quarter Activity – a first pass drilling program has been completed on the Aramsu uranium deposit. This deposit has been well defined by previous Russian exploration which commenced in 1952 and included radiometric surveying, trenching, drilling and underground development on 3 levels. Drilling by the Company has confirmed the geological model as well as the presence of uranium mineralisation. The results of the drilling and other work are still to be evaluated and interpreted when the assay data is received.

Uranium mineralisation appears to be associated with late stage magmatic epithermal fluids and sulphide mineralisation and is concentrated within a zone of silicate veinlets hosted by a breccia which is located at a granite-sediment contact zone. The uranium is disseminated throughout this zone. Recorded uranium mineralisation includes pitchblende and curite. The current status of the geology and mineralisation is illustrated in Figures 3 and 4.


North
South
Mineralised contact zone
Sediments
Porphyry
FIGURE 3 PLAN VIEW OF GEOLOGY AND DRILLING.


NORTH
Sediments
Porphyry
SOUTH
FIGURE 4 CROSS SECTION THROUGH ARAMSU DEPOSIT



Access to the lower adits was established prior to the end of the 2007 field season. Initial inspections indicated that, subject to a safety and rehabilitation program, these adits will enable detailed underground mapping and sampling in the next field season (see Figure 5).

Additional fieldwork will also be undertaken in the immediate vicinity of the Aramsu deposit in order to assess a number of significant radiometric and mineral anomalies which may be used to assess the potential for hidden porphyry-shale contact targets.



**FIGURE 5** ARAMSU URANIUM DEPOSIT – VIEW FROM ADIT OPENING, LOWER LEVEL.

Proposed Work for December Quarter – exploration activities for the remainder of 2007 and the next field season will include underground mapping and sampling of the Aramsu deposit. This will be combined with currently available data on the deposit, with the view to generating additional drilling targets. On a regional basis, detailed geological mapping, radiometric and magnetic data collection across selected portions of the Aramsu mineral "corridor" (Figure 6) will be carried out as soon as practical.


Aramsu Project
KYRGYZSTAN
Fault
AR8
AR1
AR2
AR3
AR4
Aramsu uranium deposit
AR5
AR9
AR7
AR6
N
0
5km
Uranium deposit
Target zone for U mineralisation
Quaternary cover
Granitoid intrusion
Metallogenitic domain
Interpreted mineralised system (U mineralisation related)
Interpreted mineralised system
Monaro Mining tenement boundary
ARAMSU PROJECT

**FIGURE 6** ARAMSU LICENCE HIGHLIGHTING THE MINERAL CORRIDOR EITHER SIDE OF THE ARAMSU URANIUM DEPOSIT



### 2.1.4 Naryn and Sumsar Licences - North Fergana (MRO 100%)

Target/Style – two styles of mineralisation are found within this licence area. Mineralisation is however dominated by bitumen-limestone type deposits within carbonate units from the Lower Tertiary (Palaeogene). Stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata can also occur. This stratigraphy contains the Kyrgyz Republic's largest known historical uranium mine located at Marly-Su (historical production of 3,400 tonnes $U_3O_8$).

September Quarter Activity – extensive additional radiometric survey work has been undertaken on a regional hinge zone within this licence and the results indicate a significantly anomalous zone (50-80ppm eU) over a significant strike length. The structure is more complex than anticipated but comprises of a series of tightly folded plunging anticlines. In the light of the structure at the nearby Maily Su mine, this area looks promising.

Proposed Work for December Quarter – tie in the radiometric surveying with structure to see if a viable model can be formulated to predict passage of oxidizing pay channels and REDOX boundaries down-plunge of the periclinal closure below the town of Kyzyl Zhar.

### 2.1.5 Utor Licence (MRO 100%)

Target/Style – the prospective geological environment in this licence area is similar to that found in the Aramsu Licence. In particular, veins and shears within hydrothermally altered sandstones adjacent to granitic intrusives are prospective for sulphide associated uranium and gold mineralization.

September Quarter Activity – an initial program of geological mapping and rock chip sampling was completed during the quater, with nearly 400 rock chip samples being submitted for multi-element analysis. No significant values for uranium were reported.

Proposed Work for December Quarter – an evaluation of the licence area will be conducted with the view to determining the prospectivity of the licence and further exploration activities.

### 2.1.6 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)

Target/Style – these two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium as well as hydrothermal intrusive-related uranium mineralisation.

September Quarter Activity – local geological consultants were commissioned to carry out a geological mapping and sampling program on these two licences. Approximately 1000 samples were lodged for laboratory analysis.

Proposed Work for December Quarter – following receipt of the results from the above program, target areas are to be selected for follow-up. Exploration work will include geological mapping, sampling and trenching.

## 2.2 Australian Uranium Projects – Hapsburg Joint Venture (MRO earning up to 75%)

### 2.2.1 Overview

The Company through its Hapsburg joint venture, is focusing on Iron Oxide Copper Gold (IOCG+U) deposits such as Olympic Dam and Ernest Henry type deposits as well as unconformity related models exemplified by the Ranger Mine deposits. The projects are focused on fourteen tenement areas covering 4000 km2 throughout Queensland, Northern Territory and Western Australia (see Figure 7).




Fog Bay
Darwin
Nabarlek
Jabiluka
Ranger
Rum Jungle
Koongarra
Sth Alligator
Compass Creek
Westmoreland
Valhalla
Red Bull
Red Bull Extended
Cairns
Mt Fort Bowen
Townsville
Mt Brown
Mt Brown Extended
Mary Kathleen
Mount Isa
Port Hedland
Kintyre
Manyingee
Alice Springs
Collins Springs
Angela
WA
NT
QLD
SA
Yeelirrie
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills
Brisbane
Beverly
Olympic Dam
NSW
Kalgoorlie
Perth
Honeymoon
Broken Hill
Radium Hill
Canberra
Sydney
Adelaide
Melbourne
Uranium mine and concentrator
Uranium deposit or prospective mine
Former uranium mine
Cities / Town
Monaro uranium projects
N
0
1000km
Hobart

FIGURE 7 MONARO URANIUM PROJECTS IN AUSTRALIA

September Quarter Activity – an airborne radiometric and aeromagnetic survey of the Fog Bay and Compass Creek tenements (NT) which was planned for mid-September has been delayed until mid to late November, following damage to the survey plane en-route to the Monaro job. It is hoped that the survey can be completed before the commencement of the wet season.

With regards to the WA tenements, a large area of calcrete has been identified from night time (thermal) Aster scenes on the Collins Springs licence. Possible acid alteration (short wavelength infrared spectral signatures: alunite/pyrophyllite) have also been identified. Literature research indicates low grade uranium and base metal mineralisation associated with lateritic gossan, and provides an immediate target for investigation.

Image processing of the remaining exploration licences has identified areas of acid and calc-sericite alteration interpreted to be derived from either hydrothermal alteration and/or weathering. A ground investigation program will be carried out to differentiate between the two.

Proposed Work for December Quarter – completion of the high resolution airborne magnetic and radiometric survey of the Fog Bay and Compass Creek tenements located in the Northern Territory is the main priority, followed by initial ground reconnaissance survey work on the WA tenements.

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 4647 9566 Fax +61 2 4647 7332 All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567 WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au 



# 3.0 GOLD AND BASE METAL PROJECTS

## 3.1 Kyrgyz Republic Projects

### 3.1.1 Sumsar (MRO 100%)

Target/Style – the licence is prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t gold have been documented in a number of past exploration reports. Potential is also good for large tonnage, low-grade copper-gold porphyries of mid to late Palaeozoic age as well as small high grade lead-zinc skarns

September Quarter Activity – an initial diamond drilling program had been completed within a 6km2 prospective zone which hosts the Djal–Kokildak gold-silver-copper prospect. At the Kokildak South prospect, consistent broad zones of quartz-potassium feldspar-carbonate-hematite-sulphide veining within porphyry were intersected in the first drill hole. The objective of this drilling was to intersect the geology and structure which at surface has yielded rock-chip assays with values up to 183g/t gold. The drilling has also indicated that the vein density and the extent of this porphyry appears to be much more significant at depth than surface exposures had suggested.

A further two drill holes were completed at the Kokildak East prospect where anomalous gold in quartz veining has been delineated over a strike length of 700 metres. This drilling has intercepted malachite, chalcopyrite and molybdenite mineralisation located around fault-bound porphyry intrusions in Devonian lavas and tuffs as well as within highly altered sericitic tuffs. Of the assay data returned to date from this drilling, gold values whilst anomalous, were of low order.

Proposed Work for December Quarter – geochemical data for a number of these projects is still outstanding. These data will be further evaluated with the view to assessing the on-going potential of the licence area. In addition, it is planned to review the data on the Sumsar base metal deposit and assess its potential.

### 3.1.2 Gavasai (MRO 100%)

Target/Style – several potential deposit types include:

- shear zones and pull-apart structures hosting gold-quartz mineralisation located on the edge of the Chatkal Valley region;
- intrusive related Cu-Mo-Pb-Fe-Zn deposits at the edge of a mesothermal porphyry system; and
- Alaskite-type intrusives that are highly fractionated residual melts which may be host to large tonnage low grade uranium deposit types

September Quarter Activity - several visits to the Gava area were carried out to assess and sample gossan outcrops that had been seen during an earlier visit but which had not been sampled. The gossan outcrops are related to copper bearing magnetite skarn developed at limestone-volcanic contacts. A series of grab and chip samples were taken from outcrops of magnetite-serpentinite-tremolite and white pyrite-talcose metasomatic zones. Seven old soviet exploration adits and two shafts were located, all are open. Five were examined underground and several were sampled. On the crest of a ridge spoil from a small soviet prospecting shaft was found to contain fairly abundant visible secondary uranium mineralisation. The uranium mineralisation appears to be related to a shear zone that cut the magnetite skarn at this point. The shear zone can be traced for a considerable distance and old soviet reports record two further uranium occurrences on what appear to be continuations of this zone to the NW and SE respectively. A spectrometer survey of the dump revealed a fairly constant eU value of 200ppm. The shear is visible in the sides of the shaft but is not safely accessible and could not be sampled. Extensive garnet-hematite and garnet-actinolite-magnetite skarn were encountered on the lower slopes away from the main ridge. Since gold tends to be associated with the retrograde serpentinite and tremolite-actinolite bearing skarn, there will be a requirement to map in detail not just the extent of the skarn but also its mineralogy.

Proposed Work for December Quarter – further mapping and sampling is envisaged.

## 3.2 Australian Projects

### 3.2.1 Mount Paynter: (MRO reducing to 30%)

Target/Style – quartz vein hosted tin tungsten mineralization in granitic host.

September Quarter Activity – during the previous quarter, it was announced that the Company and Noah Resources NL had signed a Heads of Agreement covering Monaro's molybdenum, tin and tungsten prospects located in southern NSW, including the Mount Paynter prospect. The agreement is subject to a successful Initial Public Offering.

Proposed Work for December Quarter – no field work is planned for this quarter as it is anticipated that Noah Resources NL will be listed on the ASX in December 2007 and will commence exploration activities shortly thereafter.



### 3.2.2 Wymah Tungsten/Molybdenum: (MRO reducing to 30%)

Target/Style – granite hosted molybdenum, tungsten and tin mineralisation.

September Quarter Activity – the Wymah tungsten/molybdenum project is covered by the Monaro/Noah Resources Limited Heads of Agreement discussed in the previous section.

Proposed Work for December Quarter – no field work is planned for this quarter as it is anticipated that Noah Resources NL will be listed on the ASX in December 2007 and will commence exploration activities shortly thereafter.

### 3.2.3 Captains Flat Project: (MRO 100% reducing to 25%)

Target/Style – a number of targets have been identified as being prospective for base metals and gold which are associated with Volcanogenic Massive Sulphide (VMS) deposits and include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle Prospects.

September Quarter Activity – no field work was undertaken during the quarter.

Proposed Work for December Quarter – a program of air-core drilling of the Lake George mine tailings will be undertaken during this quarter.

### 3.2.4 Michelago and Michelago South: (MRO 100%)

Target/Style – both licences contain typically volcanogenic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

September Quarter Activity – no field activities were undertaken during the reporting period.

Proposed Work for December Quarter – an assessment of a number of geophysical anomalies has been scheduled for the December quarter.

### 3.2.5 Mayfield and Mayfield North Project: (MRO 80% and 100% respectively)

Target/Style – the two licence areas cover the Mayfield, other copper-gold skarn and potential VMS deposits. However, the licence areas are also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits.

September Quarter Activity – no field activities were undertaken during the reporting period.

Proposed Work for December Quarter – further field investigations are scheduled to be carried out during the quarter with the view to evaluating the potential of the Loaded Dog prospect.

Mart Rampe
Managing Director

**COMPETENT PERSON**

*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by Mr Mart Rampe, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by Steve McRobbie, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*



# APPENDIX 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

| Monaro Mining NL |
|---|

| ABN | Quarter ended ("current quarter") |
|---|---|
| 99 073 155 781 | 30 September 2007 |

## Consolidated statement of cash flows

| | | Current quarter $A'000 | Year to date (3 months) $A'000 |
|---|---|---|---|
| | Cash flows related to operating activities | | |
| 1.1 | Receipts from product sales and related debtors | - | - |
| 1.2 | Payments for (a) exploration and evaluation | (801) | (801) |
| | (b) development | - | - |
| | (c) production | - | - |
| | (d) administration | (753) | (753) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 65 | 65 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | Net operating cash flows | (1,489) | (1,489) |
| | Cash flows related to investing activities | | |
| 1.8 | Payment for purchases of: (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | (10) | (10) |
| 1.9 | Proceeds from sale of: (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | Net investing cash flows | (10) | (10) |
| 1.13 | Total operating and investing cash flows (carried forward) | (1,499) | (1,499) |



| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (1,499) | (1,499) |
| | Cash flows related to financing activities | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 5,005 | 5,005 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (Share Issue Expenses) | (158) | (158) |
| | Net financing cash flows | 4,847 | 4,847 |
| Net increase (decrease) in cash held | | 3,348 | 3,348 |
| 1.20 | Cash at beginning of quarter/year to date | 4,828 | 4,828 |
| 1.21 | Exchange rate adjustments to item 1.20 | (50) | (50) |
| 1.22 | Cash at end of quarter | 8,126 | 8,126 |

## Payments to directors of the entity and associates of the directors

## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 100 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |



## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 700 |
| 4.2 | Development | - |
| | Total | 700 |

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 410 | 90 |
| 5.2 | Deposits at call | 1,440 | 609 |
| 5.3 | Commercial Bills | 6,276 | 4,129 |
| 5.4 | Other (provide details) | - | - |
| | Total: cash at end of quarter (item 1.22) | 8,126 | 4,828 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | None | | |
| 6.2 | Interests in mining tenements acquired or increased | | None | | |

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | Preference +securities *(description)* | - | - | - | - |
| 7.2 | Changes during quarter | | | | |
| | (a) Increases through issues | - | - | - | - |
| | (b) Decreases through returns of capital, buy-backs, redemptions | - | - | - | - |
| 7.3 | +Ordinary securities | | | | |
| | Fully Paid | 29,125,125 | 29,125,125 | N/A | N/A |
| | Part-Paid | 5,200,000 | Nil | 0.001 cent | 0.001 cent |
| 7.4 | Changes during quarter | | | | |
| | (a) Fully paid Increases through issues | 4,170,196 | 4,170,196 | 120 cents | 120 cents |
| | (b) Decreases through returns of capital, buy-backs | - | - | - | - |



| | | | | | |
|---|---|---|---|---|---|
| 7.5 | +Convertible debt securities *(description)* | - | - | - | - |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | <br>-<br>- | <br>-<br>- | <br>-<br>- | <br>-<br>- |
| 7.7 | Options | | | *Exercise price* | *Expiry date* |
| | Unlisted | 1,800,000 | N/A | 60 cents | 31 December 2008 |
| | Incentive | 350,000 | N/A | 107 cents | 19 April 2011 |
| | Incentive | 750,000 | N/A | 175 cents | 31 December 2008 |
| 7.8 | Issued during quarter | - | - | - | - |
| 7.9 | Exercised during quarter | 4,170,196 | 4,170,196 | 120 cents | 31 July 2007 |
| 7.10 | Expired during quarter | - | - | - | - |
| 7.11 | Debentures<br>*(totals only)* | - | - | | |
| 7.12 | Unsecured notes<br>*(totals only)* | - | - | | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: 26 October 2007
Company Secretary

Print name: Anne Adaley

**Notes**

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.



# CORPORATE INFORMATION

## Directors

Warwick Grigor Chairman

Mart Rampe Managing Director

Malcolm James Non-executive Director

## Senior Management

Steve McRobbie General Manager CIS/Europe

Anne Adaley Company Secretary/Chief Financial Officer

## Registered Office

1st Floor, 87 Colin Street
West Perth WA 6005

## Issued Capital

At 30 September 2007, Monaro Mining had on issue 29,125,125 ordinary shares and 2,900,000 unlisted options.

## Stock Exchange Listings

Monaro Mining is listed on the Australian Securities Exchange (ASX Code: MRO) and the Frankfurt Stock Exchange (Xetra Code M2H).

## Share Price Activity for the Quarter

| Quarter | High | Low | Close |
|---|---|---|---|
| March 2007 | $2.51 | $1.71 | $2.05 |
| June 2007 | $2.75 | $1.45 | $1.55 |
| September 2007 | $1.65 | $0.80 | $1.05 |

## Further Information on Monaro Mining NL

Visit: www.monaromining.com.au

Mail: PO Box 427
Narellan NSW 2567

Tel: +61 2 4647 9566
Fax: +61 2 4647 7332

Email: info@monaromining.com.au

To be notified by email of future announcements, visit the website www.monaromining.com.au and subscribe to Monaro Mining news.

## Shareholder Enquiries

Computer Share Registry Services manages the share register for Monaro Mining.

Queries regarding number of shares held, change of address and other matters regarding your shareholding should be directed to Computer Share Registry Services.

## Contact Details

Computer Share Registry Services
Yarra Falls
452 Johnson Street
Abbotsford VIC 3097

Tel: +61 3 94155000
Fax: +61 3 94732500

Exh. 77






ACN: 073 155 781






# NOTICE OF ANNUAL GENERAL MEETING AND INFORMATION MEMORANDUM

DATE OF MEETING: WEDNESDAY 28 NOVEMBER 2007

TIME OF MEETING: 11.00 AM

PLACE OF MEETING: THE PORTSIDE CONFERENCE CENTRE, SYMANTEC HOUSE, LEVEL 5, 207 KENT STREET, SYDNEY, NSW 2000





**A PROXY FORM IS ENCLOSED.**

**The Notice of Annual General Meeting, Information Memorandum and Proxy Form should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional advisor prior to voting.**

## NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of Monaro Mining NL ACN 073 155 781 ("Monaro" or "Company") will be held at The Portside Conference Centre, Symantec House, Level 5, 207 Kent Street, Sydney on Wednesday 28 November 2007 at 11.00 am EST.

The Information Memorandum that accompanies and forms part of this Notice of Meeting sets out background information on the various matters to be considered.

Terms used in this Notice of Meeting will, unless the context otherwise requires, have the same meaning given to them in the Glossary of Terms as contained in the Information Memorandum.

## AGENDA

### ORDINARY BUSINESS

**Receipt of Financial Report**

To receive the Financial Report of the Company for the year ended 30 June 2007 together with the Directors' Report in relation to that financial year and the Auditor's Report on the Financial Report.

**Resolution One: Re-Election of Director**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

*"That Mr Warwick Grigor be re-elected a director of the Company."*

**Resolution Two: Election of a Director appointed by Board**

To consider and, if thought fit to pass the following resolution as an ordinary resolution:

*"That Mr Malcolm Raymond Scott James, who was appointed by the Board as a Director since the last general meeting, be elected a director of the Company."*

**Resolution Three: Adoption of Remuneration Report**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

*"That the Remuneration Report as set out in the Company's annual report for the financial period ended 30 June 2007 be adopted by Shareholders."*

**Resolution Four: Appointment of New Auditor**

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*"That in accordance with section 328B of the Corporations Act, Grant Thornton NSW be appointed the auditor of the Company."*

By order of the board

A. Adaley

ANNE ADALEY
Company Secretary
25 October 2007

**Information Memorandum**

This notice of Annual General Meeting should be read in conjunction with the accompanying Information Memorandum which forms part of the Notice of General Meeting.

**Voting Entitlement**

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 11.00 am EST on Monday 26 November 2007.

**Proxies**

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If no proportion or number is specified, each proxy may exercise half of the shareholder's votes.

A Proxy Form (with signing instructions) accompanies this Notice and to be effective must be received at the Company's corporate registry, Computershare Investor Services Pty Ltd, at one of the addresses or the facsimile number below no later than 48 hours before the commencement of the meeting:

- In Person: 452 Johnston Street, Abbotsford VIC 3067
- By Mail: GPO Box 242, Melbourne VIC 3001
- By Facsimile: +61 3 9473 2555

Any proxy form received later than 48 hours before the commencement of the meeting will not be valid for the meeting.

## QUESTIONS FROM SHAREHOLDERS

The chairman of the meeting will allow a reasonable opportunity for shareholders to ask questions or make comments on the management of the Company at the meeting. Members with specific queries concerning any aspect of the Financial Report for the year ended 30 June 2007 are requested to submit those queries in writing by no later than 20 November 2007 to enable the Board time to consider the queries and where appropriate to make enquires of the Auditor.

| | |
|---|---|
| By Mail: | Company Secretary<br>GPO Box 1178<br>Queen Victoria Building NSW 1230 |
| By Facsimile: | +61 2 9089 8989 |

## INFORMATION MEMORANDUM

### INTRODUCTION

This Information Memorandum has been prepared for the information of members of Monaro Mining NL ("Monaro" or "Company") in connection with the business to be conducted at the Annual General Meeting of members to be held at The Portside Conference Centre, Symantec House, Level 5, 207 Kent Street, Sydney NSW 2000 on Wednesday 28 November 2007 at 11.00 am EST.

This Information Memorandum should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Information Memorandum is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions.

### TO RECEIVE FINANCIAL REPORT

The first agenda item in the notice of meeting deals with a procedural matter, namely to receive the Financial Report for the Company for the year ended 30 June 2007.

### RESOLUTION ONE: RE-ELECTION OF DIRECTOR – MR WARWICK GRIGOR

Mr Warwick Grigor, the Chairman of the Company, retires as a director by rotation in accordance with the Company's constitution and submits himself for re-election.

The other directors of the Company consider Mr Grigor to be a valuable member of the Board and recommend that shareholders vote to re-elect Mr Grigor.

### RESOLUTION TWO: ELECTION OF DIRECTOR – MR MALCOLM JAMES B.Bus, CPA, FAICD, MAusIMM

Following the resignation of Mr Michael Evans as a director of the Company, the Board of Directors appointed Mr Malcolm James as a director.

In accordance with the ASX Listing Rules and Regulation 11.6 of the Company's Constitution, Mr James holds office only until next members meeting (ie in this case the Annual General Meeting) and is eligible for re-election by the shareholders.

As indicated in the next paragraph Mr James brings valuable expertise to the Board of Directors and the other directors recommend that shareholders vote to re-elect Mr Jones.

Mr James is a business graduate of RMIT University in Melbourne, Australia with over 25 years experience in merchant banking, engineering, manufacturing and financing. Over the last 15 years he has played an active role in the identifying, exploring, financing and developing a number of significant natural resource projects in Australia, the former Soviet Union, the Middle East, Africa and Asia.

Mr James is Chairman of the Australian Securities Exchange listed companies Peninsula Minerals Limited and Lefroy Resources Ltd. Mr James is also a director of two AIM listed companies namely Summit Resources Plc and Cue Energy Plc.

### RESOLUTION THREE: ADOPTION OF REMUNERATION REPORT

Pursuant to section 250R(2) of the Corporations Act the Company is required to put the Remuneration Report to the vote of Shareholders. The Annual Report for the year ended 30 June 2007 contains a Remuneration Report which sets out the remuneration policy for the Company and reports the remuneration arrangements in place for the Directors and other key management personnel.

The provisions of the Corporations Act provide that the vote is only an advisory vote of Shareholders. Resolution Three is, therefore, advisory only and does not bind the Directors of the Company. Of itself, a failure of Shareholders to pass Resolution Three will not require the Directors to alter any of the arrangements in the Remuneration Report; however the Board will take the outcome of the vote into consideration when considering the future remuneration policy.

### RESOLUTION FOUR: APPOINTMENT OF AUDITOR

During the first half of 2007 the Company made a policy decision to relocate its administration offices from Perth to Sydney. As a consequence of this, the current auditor of the Company, Stantons International, who are based in Perth have indicated their intention to resign as auditor and Grant Thornton NSW, who have offices in Sydney have agreed to act as Auditor. In accordance with the Corporations Act, Stantons International have made application to ASIC for permission to resign as auditor.

In accordance with section 328B of the Corporations Act, accompanying this notice of meeting is a copy of a nomination by a shareholder in the Company of Grant Thornton NSW as auditor of the Company.

## GLOSSARY OF TERMS

In this Information Memorandum the following expressions have the following meanings:

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Company**" means Monaro Mining NL **ACN 073 155 781**.

"**Directors**" means the directors of the Company from time to time.

"**Listing Rules**" means the listing rules of ASX.

"**Meeting**" means the general meeting of shareholders of the Company convened by this Notice.

"**Notice**" or "**Notice of Meeting**" means the notice of general meeting which accompanies this Information Memorandum.

"**Resolution**" means a resolution referred to in the Notice of Meeting.

## NOTICE TO MONARO MINING NL ACN: 073 155 781

### NOMINATION OF AUDITOR UNDER SECTION 328B OF THE CORPORATIONS ACT

I, TERRY DIGGER

of 10 OAKS ROAD, THIRLMERE, NSW

being a shareholder in the above Company hereby give the Company written notice that pursuant to section 328B of the Corporations Act I nominate Grant Thornton NSW for appointment as the auditor of the Company.

This Notice is dated the 16 day of OCTOBER 2007.

Signature of Shareholder

# Monaro Mining NL

ABN 99 073 155 781

# Proxy Form

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [ ]

000001 000 MRO
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)




I 1234567890 IND

## Appointment of Proxy

I/We being a member/s of Monaro Mining NL and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Monaro Mining NL to be held at The Portside Conference Centre, Symantec House, Level 5, 207 Kent Street, Sydney, NSW on Wednesday 28th November 2007 at 11.00 am and at any adjournment of that meeting.

## Voting directions to your proxy - please mark [X] to indicate your directions

| | | For | Against | Abstain* |
|---|---|---|---|---|
| Resolution 1 | Re-election of Director - Mr Warwick Grigor | [ ] | [ ] | [ ] |
| Resolution 2 | Election of a Director appointed by Board - Mr Malcolm Raymond Scott James | [ ] | [ ] | [ ] |
| Resolution 3 | Adoption of Remuneration Report | [ ] | [ ] | [ ] |
| Resolution 4 | Appointment of New Auditor | [ ] | [ ] | [ ] |

**The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.**

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## Appointing a second Proxy

I/We wish to appoint a second proxy

[X] Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

## PLEASE SIGN HERE

**This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| [ ] | [ ] | [ ] |
| Individual/Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

**In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.**

| Contact Name | Contact Daytime Telephone | Date / / |
|---|---|---|

MRO 1PR



MRO_PROXY_151641/000001/000001/i

# How to complete the Proxy Form

## 1 Your Address

This is your address as it appears on the company's Share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

## 2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

## 3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

## 4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's Share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

## 5 Signing Instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is in more than one name, all of the securityholders should sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's Share registry or at **www.computershare.com.**

## Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 11.00 am on Wednesday 28th November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Documents may be lodged using the reply paid envelope or:**

| | | |
|---|---|---|
| IN PERSON | Share Registry Computershare Investor Services Pty Limited, | Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia |
| BY MAIL | Share Registry Computershare Investor Services Pty Limited, | GPO Box 242, Melbourne VIC 3001 Australia |
| BY FAX | 61 3 9473 2555 | |

Exh. 79

MONARO
MINING NL

# MINING 2007 RESOURCES CONVENTION

ASX Code: MRO

November 2007

MONARO MINING NL

# *A Balance of Production Potential in the USA and Central Asia, and Big Picture Exploration in Australia*

- Merging with Uranium King to Provide USA Production Profile
  - Potentially two mines, each producing 200-500 tpa U3O8
  - Improved share market liquidity and access to capital
- First Mover Advantage in the mineral rich Kyrgyz Republic
  - Historical uranium mines
  - Russian reserves
  - Production possibilities
  - Favourable government attitude to uranium
- Big picture exploration licences in WA, NT and QLD
  - Team of experienced, mine-finding geological team
  - Targeting unconformity and IOCG+U styles, >25,0000 t deposits

MONARO MINING NL

# Capital Structure – Increasing with UKL Merger

| | Pre-Merger | Post Merger |
|---|---|---|
| Fully paid shares | 29.125 mill. | 91.583 mill. |
| Ctg shares/opts. | 8.100 mill. | 8.100 mill. |
| Share Price (19/10/07) | $1.00 | |
| Market Capitalisation | $29m | $91.5m |
| Cash Balance | $7.5m | $13m |

Uranium King Merger

MRO offering 5 shares for every 7 UKL shares. Announced 11/10/07. Completion scheduled for late January 2008.

MONARO MINING NL

# Shareholders and Management

## Top Five Shareholders

| Pre-Merger | | Post Merger | |
|---|---|---|---|
| ANZ Nominees | 24.5% | Metco | 35.5% |
| Fortis Clearing Nom | 6.3% | ANZ Nom. | 7.8% |
| Nikam Investments | 5.4% | UKL Directors | 2.6% |
| Gregorach Pty Ltd | 4.3% | Fortis Clearing | 2.0% |
| Citicorp Nominees | 2.5% | Nikam Invest. | 1.7% |
| Top 20 Shareholders | 61.5% | | |

## Directors/Management (Pre Merger)

| | |
|---|---|
| Warwick Grigor | Non Executive Chairman |
| Mart Rampe | Managing Director |
| Malcolm James | Non Executive Director |
| Steve McRobbie | General Manager CIS/Europe |
| Anne Adaley | Company Secretary/CFO |

MONARO MINING NL

# Pipeline of Projects - Post Merger

| Project | Location | Status |
|---|---|---|
| Apex-Lowboy | Nevada, USA | Scoping Study |
| Rio Puerco | New Mexico, USA | Developed/Suspended |
| Aramsu | Kyrgyz | Drilled, Extensive mine workings |
| Naryn | Kyrgyz | Historical mine |
| Sogul, Sumsar | Kyrgyz | Exploration |
| Hapsburg JV | NT, Qld, WA, Australia | Exploration |
| Gold and and Base Metal JVs | NSW, Australia | Exploration |

MONARO MINING NL

# Attraction of Uranium King

- Friendly deal
- JORC resources of 6.1 mill. pounds (2,767 t U3O8)
- Strengthening of management team
- Dr Bernhard Free - geologist, ex Head of Uranerz Nth America

- Near term low cost production from Apex
- Heap leach
- First production 2009
- Three year life with extensions
- Permitting commenced

- Fully developed underground mine at Rio Puerco
- Room and pillar style developed by Kerr McGee in late 1970s
- JORC inferred resource of 2,041 t U3O8
- Potential to double resource
- Exploration ground

MONARO MINING NL

# Monaro Theatres of Operation

## USA

- Potential for 2 uranium mines to be in production in the next 2-3 years
- Exploration title in highly productive uranium mineral belts
- High potential to build up resource inventory
- Highly qualified technical team in place
- Exposure to North American capital markets

## Kyrgyz Republic

- Past uranium mining
- Proximity to major regional processing centre at Kara-Balta
- 20% of known global recoverable resources in the Central Asian region
- Extensive zones of uranium mineralisation on several projects
- Advanced exploration conducted by Soviet geologists but limited drilling

## Australia

- Identify Unconformity and IOCG models - acquire world class deposits of uranium and gold mineralisation under cover
- Target large, undiscovered and concealed ore bodies fitting the above models
- 4,000 sq km of prospective ground in 3 states
- Experienced technical team – track record of discovery
- Active ground evaluation and acquisition program underway throughout Australia

MONARO MINING NL

# Potential near-term uranium producer


APEX-LOWBOY PROJECT
Nevada
U.S.A
RIO PUERCO PROJECT
New Mexico
CHURCH ROCK PROJECT
N
0
1000km

- Existing JORC resources of 6.1 million pounds
- Pro- mining jurisdictions
- Experienced management team
- Production targeted for 2009
- Exploration and acquisition upside to resource inventory

MONARO MINING NL

# Highly Experienced USA Team

Bernhard Free – Chairman (UKL)
Geologist, ex Uranerz

Mike Duncan - *Operations Director*
Mechanical Engineering, Finance

Sam Sapper - Geophysicist

Jim Malone - *Non Executive Director*
Accounting, Finance, Stockbroking



MONARO MINING NL

# Apex - Lowboy

- Located 270kms east of Reno, Nevada
- Mined sporadically up to 1966 – 110,000 lbs produce @ 0.25%
- Open cut JORC inferred resource of 1,548,100 lbs @ 0.07% .
- Additional potential identified within pit design and claim area
- Scoping study completed July 2007

- Heap Leach, open cut operation
- Production of 1.4 million saleable pounds of $U_3O_8$
- EBIT of $US70.5 million
- Leach Tests average 80% recoveries over 48 hours
- Estimated capital cost including permitting $US23.9 million
- IRR (including sunk costs) of 72%

MONARO MINING NL

# Apex - Lowboy



AUSTIN


- Mineralisation on contact zone between sediments and granitic intrusive
- Depth extension targets beneath both Apex and Lowboy
- Contact zone of 8 kms to test as well as possible faulted extension to Apex
- Exploration target +10 million lbs underground







MONARO MINING NL

# Rio Puerco and Lily-Sams

## Rio Puerco

- Located 60 kms NW of Albuquerque, New Mexico
- Over 250,000 metres of drilling completed
- Developed as room and pillar underground mine by Kerr McGee in late 1970's
- JORC Inferred underground resources of 4.5 million lbs @ 0.12%
- Targeted exploration potential for additional +5 million lbs

## Lily – Sams

- Large geological and radiometric target defined
- Target could represent extension to Rio Puerco
- Modelling indicates + 5 million lb target


Uranium King Ltd. - East Grant Mining Claims
Showing radiometrics (uranium count) over Lily Claims
Rio Puerco/Betty Claims
Sam Claims
Lily Claims
2 km

MONARO MINING NL

# Exploration - USA

## Grants Mineral Belt

- Straddles New Mexico and Arizona
- Historic production in excess of 340 million lbs oxide
- Remaining exploration potential of +600 million lbs (USGS)
- Uranium mineralisation dominantly in roll front deposits
- Limited exploration since late 1970's
- East Grants targeted by Uranium King
- Targeting 20 million lb's by 2009

## Regional

- 120,000 line kms of airborne geophysics in progress
- Experienced in-house technical team
- Target acquisition of advanced projects with resources
- Regional studies
- Primary targets are near surface roll front and unconformity hosted with multi million lb potential

MONARO MINING NL

# Kyrgyz Republic: Uranium and Gold Projects (100%)


KAZAKHSTAN
Utor
Aramsu
Lake
Naryn
Gavasai
Sumsar
UZBEKISTAN
Sogul
Hodjaakan
Djurasay
TAJIKISTAN
CHINA
N
0 100km
KYRGYZ REPUBLIC PROJECTS
Monaro tenement
Uranium deposit
Gold deposit-Large
Major fault
Northern Tien Shan metallogenitic province
(Au-Cu porphyry, base metal, U mineralisation)
Middle Tien Shan metallogenitic province
(Au-W, base metal, U mineralisation)
Southern Tien Shan metallogenitic province
(Hg-Sb, rare metal, U mineralisation)

MONARO MINING NL

# Aramsu Project



Aramsu Project
KYRGYZSTAN
Fault
AR8
AR1
AR2
AR3
AR4
Aramsu
uranium deposit
AR5
AR9
AR7
AR6
N
0
5km
Uranium deposit
AR1 Target zone for U mineralisation
Interpreted mineralised system
(U mineralisation related)
Interpreted mineralised system
Quaternary cover
Granitoid Intrusion
Metallogenitic domain
Monaro Mining tenement boundary
ARAMSU PROJECT

MONARO MINING NL

# Aramsu Project

- Aramsu deposit
- Small but high grade - average grade 0.167% $U_3O_8$ 9.3% recovery oxide leach
- Assay data from latest drilling to come



- Primary orebody - breccia-hosted mineralisation at granite-sediment contact
- Trenching, adits to 70m depth
- 28 intersections in one area - true width 2.6m to 3.7m
- 9 Aramsu mine look-alike prospects to be explored within licence area -potential for ore body clusters



MONARO MINING NL

# Aramsu Project



NORTH
ARDD001
ARDD002
Sediments
Porphyry
SOUTH
TD 400m
TD 170m
TD 430m
ARDD003
Target horizon at 150m depth
0
50m
N
Line of section




North
South
ARDD003 (projected)
ARDD002
ARDD001
Mineralised contact zone
Sediments
Porphyry
2900m
2800m
2700m
2600m
0
100m

MONARO MINING NL

# Sogul Project

- 2100 metre scout drilling program completed
- Extensive uranium mineralisation demonstrated over 800-1000 metres strike length and down dip
- Assay data indicates values of around 100-200ppm uranium, some over good widths. Geology and structure is complex
- Outstanding assay data awaited prior to completion of progress report
- Next stage of exploration and drilling to be determined in December Quarter



Outcrop of siliceous black shales and cherts



Drilling on the Sogul uranium prospect March 2007


MONARO MINING NL

# Sogul Project


SOGUL PROJECT




Sogul West
MCS 2
Sogul
Sogul East
MCS 1
0
1000m


MONARO MINING NL

# Other Kyrgyz Uranium Projects

- Naryn Uranium - underground mining conduced in late 1960s/early 1970s, parallel prospective beds outcrop for 27km, which are being mined in neighbouring Uzbekistan
- Utor Uranium – model is Uranium mineralisation found in hydrothermally altered sandstones – potential for ISL
- Djurasay and Hodjaakan - prospective for black shale hosted, Carlin-style gold mmineralisation enriched in Uranium


KAZAKHSTAN
Utor
Aramsu
Naryn
Gavasai
Sumsar
UZBEKISTAN
Sogul
Hodjaakan
Djurasay
TAJIKISTAN
CHINA
0 100km
KYRGYZ REPUBLIC PROJECTS
Major fault

- Sumsar Uranium - Potential for sandy-limestone hosted uranium deposits such as the Shakaftar prospect which features carnotite mineralisation in widths up to 2.5m and assays up to 0.4%, across a series of lenses. Also host to the Chonkal prospect which features hydrothermally altered porphyries up to 10m in width, with assays up to 0.09% U3O8. Other prospects include the Ten'ga and Yangak-Sa prospects where uranium is associated with intrusives

MONARO MINING NL

# Australian Uranium and Gold Projects – the Hapsburg JV



Fog Bay
Darwin
Compass Creek
Red Bull
Red Bull Extended
Mt Fort Bowen
Mt Brown
Mt Brown Extended
Collins Springs
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills
Port Hedland
Alice Springs
Perth
Brisbane
Broken Hill
Sydney
Canberra
Melbourne
Adelaide
Hobart
Uranium mine and concentrator
Uranium deposit or prospective mine
Former uranium mine
Cities / Town
Monaro uranium projects
0 1000km


Granted ELs and applications cover over 4,000 sq km of ground prospective for gold and uranium

- Queensland (IOCG)
  - Red Bull 1(and extended)
  - Savannah
  - Fort Bowen
  - Mount Brown (and extended)
- Northern Territory (U, Au)
  - Fog Bay
  - Compass Creek
- Western Australia (U, Au)
  - Coor-de-Wandy Hill
  - Yalbra Hills
  - Collins Springs
  - Granite Hills


MONARO MINING NL
Monaro People

# Mine-Finding Expertise

**Lee Spencer (MSc)** – 30 years experience mining and exploration in Asia Pacific. Actively involved with gold, diamond and other mineral discoveries and development projects in PNG, Indonesia, Australia and Philippines.

**Mohan Varkey (MSc)** – 36 yrs uranium/gold exploration and mining experience. Formerly senior exploration geologist for Urangesellschaft, CRA and Idemitsu. Discovery geologist of Narbalek deposit (U), and part of discovery teams for Cigar Lake (U) in Canada, and Ernest Henry (Cu, Au) deposit Australia

**David Bennett (BSc)** – 34 years exploration and mining experience. Formerly exploration geologist with Minatome, Mobil Energy Minerals and Urangesellschaft. Former senior exploration geologist for Robertson Research. Independent consultant since 1982.

MONARO MINING NL

# Queensland Projects



Gulf of Carpentaria
CORAL SEA
Cairns
Townsville
Red Bull
Red Bull Extended
Mt Fort Bowen
Mt Brown
Mt Brown Extended
Mount Isa
Cloncurry
Monaro uranium project


- 8 tenements covering 2061km2
- High priority IOCG targets identified by QLD Mines Department
- Combination of good structure, geology and geophysics



Red Bull
Red Bull Extended
Mt Fort Bowen
QUEENSLAND
Mt Brown Extended
Mt Brown
Julia Creek
To Cloncurry


MONARO MINING NL

# Northern Territory Projects


Darwin
Jabiluka
Ranger 3
Ranger 1
Koongarra
Fog Bay
Katherine
Compass Creek
TERRITORY
Monaro uranium projects

EL 25406 (Fog Bay)

Early Proterozioc gneisses and marbles subcrop to the northeast. The target is unconformity controlled vein-type uranium/gold mineralisation. The *Welltree Metamorphics* is the dominant lithological unit and is intruded by the *Wagaite Granite*. The overlying *Depot Creek Sandstone* provides the classic unconformity model.

EL 25399 (Compass Creek)

The lithological succession is *Burrell Creek Formation, Mt Bonney Formation* and *Gerowie Tuff*. This succession has been intruded by *Princes Springs Granite, Zamu Dolerite* and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.


FOG BAY
RUM JUNGLE
RANGER, KOONGARRA
JABILUKA
NABARLEK


MONARO
MINING NL

# Western Australian Projects


Collins Springs
Meekatharra
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills

- All areas are situated along the southern margins of the Gascoyne Province
- Archaean and Paleoproterozoic gneisses and metasediments are present
- intruded by Paleoproterozoic granites coincident with major structures



- High energy fluviatile and shallow marine sediments of the Mount James Formation unconformably overlie Paleoproterozoic gneisses and metasediments
- All areas have the potential to host unconformity related uranium and gold mineralisation


Collins Springs
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills

MONARO MINING NL

# NSW Gold and Base Metals

- Lachlan Fold Belt - world class mineral province
- High level of infrastructure/services
- A few hours drive from either Sydney or Canberra
- Virtually no Native Title Issues
- History of mining on leases, extensive mineralisation with greatest potential at depth
- Diversity of commodities and exploration targets



LACHLAN
FOLD
BELT
Sydney
Mayfield North
EL 6691
Mayfield
EL 6358
Wagga
Canberra
Wyman
EL 6694
Mt Paynter
EL 6356
Michelago
EL 6376
Captains Flat
EL 6381
Michelago South
EL 6550
NEW SOUTH WALES
VICTORIA


MONARO
MINING NL

# Monaro Mining – The Story

## What Distinguishes Monaro?

- Balance of production opportunity and exploration upside
- Highly qualified, proven geological team
- Low market capitalisation relative to peers
- Healthy, but not ridiculous share price movements
- Healthy cash balance
- Money going into the ground


MONARO MINING NL

# Monaro Mining News

## Pending News Flow for Monaro

- Completion of merger with Uranium King
- Completion of listing process for USA capital markets
- Drill results for Lily May Uranium prospect (USA)
- Drill results for Aramsu and re-evaluation of Sogul Uranium and Djal-Kokildak Au/Cu
- Assessing projects in Europe, Africa and North America
- Results of airborne radiometric and magnetic surveys from NT projects

MONARO MINING NL

# Monaro Mining NL

## Disclaimer

All persons should seek appropriate professional investment advice in reviewing or considering this presentation and all other information with respect to Monaro Mining's business, financial performance and operations. Neither the provision of this presentation nor the information contained therein, or any associated communication to any person should be taken as constituting financial advice regarding the the purchase or dealing of shares in Monaro Mining NL. This presentation does not purport to provide all information that might reasonably be required to complete a detailed assessment of Monaro Mining. Individuals should conduct their own investigation of investment and financial parameters relevant to their personal requirements for investment purposes.

The presentation may contain forward looking statements regarding the intentions of the Company, and these will be affected movements in share markets, commodity prices and many other factors beyond the control of Company personnel. The presentation must be considered in the light of these uncertainties and investments in Monaro Mining NL should be considered as speculative in nature.

The presentation is not a prospectus or similar disclosure document and does not constitute an invitation to apply for shares.

Competent Person The review of exploration activities and results contained in this presentation in relation to the Australian and USA projects is based on information compiled by Mr Mart Rampe, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.

The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by Steve McRobbie, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.

MONARO MINING NL


MONARO
MINING NL

# Thank you for your attention

Exh. 80

MONARO MINING NL

All Correspondence to PO Box 437 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au

MONARO MINING NL ABN 99 073 155 781



9 NOVEMBER 2007 ASX ANNOUNCEMENT



# MONARO TO EXPLORE FOR MINERALS IN ESTONIA

Initial application for exploration title lodged with the Ministry of Environment by wholly owned Estonian subsidiary, with additional applications planned

Estonia is highly prospective for a range of metals including base and precious metals, uranium, molybdenum and vanadium

Strong co-operation with the Government-owned Geological Survey of Estonia including an agreement for the provision of geological services

## INTRODUCTION

Following an assessment of the mineral potential of the Republic of Estonia, Monaro has established a wholly owned subsidiary, Balti Kavenadused ja Uuringud ("BKU") to conduct exploration in that country.

The primary geological targets include the crystalline basement and the overlying Paleozoic sediments. The area of interest covers the northern third of the country, as this is where these units outcrop or lie at depths within reasonable commercial reach. Depending upon the location, these geological units have demonstrable anomalous values in base and precious metals, uranium, molybdenum and vanadium.

## APPLICATION AREA

The application area covers slightly less than 100 km$^2$ and is located within the County of Laane-Viirumaa. Its position is illustrated in the adjacent plan. The application seeks to obtain consent to explore on land owned primarily by the Federal Government. However, consent will be sought from the owners of private land wherever appropriate. An exploration consent period of 5 years is being sought. Additional licences are being prepared for lodgement over the most prospective areas in the coming months.


Finland
Helsinki
Location of application
Gulf of Finland
Baltic Sea
Narva
Paldiski
Tallinn
Rakvere
Kohtla-Jarve
Estonia
Vormsi
Haapsalu
Parnu River
Paide
Lake Peipus
Hiiumaa
Vohma
Emajogi River
Saaremaa
Parnu
Muhu
Viljandi
Tartu
Kihnu
Lake Vorts-Jarv
Voru
Valga
Lake Pskov
Gulf of Riga
Munamagi
Latvia
60 mi
Russia
Riga
60 km
ESTONIA
LOW
HILLS
©GraphicMaps.com

## AGREEMENT WITH GEOLOGICAL SURVEY OF ESTONIA

The Company has entered into a unique agreement with the Geological Survey of Estonia (GSE), with the latter organisation providing consulting services to the Company. The GSE is the Country's premier source of geological expertise as well as being the repository of all of its geological and mineral archives.



## ABOUT ESTONIA

Estonia is a small North-eastern European country with a population of about 1.5 million. It is one of the fastest growing new democracies in Europe with a stable government and has a very positive business environment. It is also a member of the European Economic Union.

Commenting on the initiative, Monaro's Managing Director, Mart Rampe, said:

> *"We have been assessing the opportunities in Estonia for almost 9 months now, working closely with the Estonian Geological Survey and the Government and becoming familiar with the operation of the new exploration and mining legislation and the exciting exploration potential that the country offers. This is a major initiative for Monaro as it opens up highly prospective opportunities delineated by the Geological Survey's work over the past five decades"*

*The review of exploration activities and results contained in this report in relation to the Estonian project is based on information compiled by **Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is the Managing Director of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

## FURTHER INFORMATION

*For further information please contact Mart Rampe, Managing Director, on +61 2 4647 9566 or Warwick Grigor, Chairman, on +61 2 9247 0077.*

**ABOUT MONARO MINING NL – *"Building a Serious Uranium Company"***

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia. In addition, gold and base-metal projects are located in NSW Australia. Monaro aims to grow both through project acquisition and corporate initiatives such as the recently announced merger proposal with Uranium King Limited which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an ADR listing in the USA.*

Exh. 81



MONARO MINING NL ABN 99 073 155 781

All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au





**14 NOVEMBER 2007** **ASX ANNOUNCEMENT**

# MONARO SHAREHOLDERS GIVEN PRIORITY ALLOCATION IN NOAH RESOURCES NL IPO

## BACKGROUND

Monaro Mining NL ("Monaro") has entered into a joint venture with Noah Resources NL ("Noah") with respect to Monaro's Wymah and Mr Paynter exploration licences, prospective for molybdenum, tin and tungsten. Noah can earn up to a 70% interest in these licences through the expenditure of $400,000. Noah has a number of other gold and base metals projects in NSW.

Noah has recently issued a prospectus dated 22 October 2007 ("Noah Prospectus") offering up to 15 million shares for issue as part of an initial public offering. Under the Monaro joint venture, Monaro has secured an allocation of up to $500,000 worth of shares in Noah that may be allotted by Noah to Monaro shareholders upon receiving applications pursuant to the Noah Prospectus.

If Monaro shareholders are interested in participating in the Noah issue, they should down-load and read carefully a copy of the Noah Prospectus from Noah's website at www.noahresources.com.au. This announcement is not an offer of securities in Noah. Any offer of securities in Noah is made in the Noah Prospectus and anyone wishing to acquire Noah securities will need to complete the application form in or accompanying the Noah Prospectus.

A Monaro shareholder who wishes to participate in the Noah issue and acquire Noah securities will need to complete the application form which is in or accompanying the Noah Prospectus and submit such application form with a cheque for the Noah shares applied for to Noah by no later than 26th November, 2007.

Any applications for securities submitted by Monaro shareholders are to be allocated between the applying Monaro shareholders on a pro rata basis. The record date to be used for the purpose of determining the entitlements of Monaro shareholders to participate in the Noah issue is the 26th November 2007.

## FURTHER INFORMATION

*For further information please contact Mart Rampe, Managing Director, on +61 2 4647 9566 or Anne Adaley, Company Secretary, on +61 2 9089 8860.*

**ABOUT MONARO MINING NL – *"Building a Serious Uranium Company"***

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia. In addition, gold and base metal projects are located in NSW, Australia. Monaro aims to grow both through project acquisition and corporate initiatives, such as the recently announced merger proposal with Uranium King Limited which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an ADR listing in the USA.*

Ex4.82



MONARO MINING NL ABN 99 073 155 781

All Correspondence to PO Box 437 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au



**28 NOVEMBER 2007** **ASX ANNOUNCEMENT**



# CHAIRMAN'S ADDRESS
# 2007 ANNUAL GENERAL MEETING

**Ladies and Gentlemen**

Welcome to the third annual general meeting of Monaro Mining.

It has been an exciting, if volatile year, for the sector in which Monaro operates – the uranium sector. Wild enthusiasm for anything related to uranium provided us with spectacular stock market performances, the likes of which had not been seen since the dotcom bubble. Our own shares surged to $2.70, providing a truly spectacular return for those who had subscribed to shares in the IPO at 20¢, a little over two years ago.

The fact that you are sitting here, today, at this meeting, suggests that you probably didn't sell your shares at the peak (or that you have bought them since then). On one hand this may be unfortunate, but on the other hand, your directors appreciate the faith that you continue to hold in the Company.

When we first launched Monaro we espoused a strong motto; "*The Shareholders Must Win*". That motto stands behind everything that the directors do for Monaro. Recently we have been adopted a new motto (but without abandoning the credo of our earlier cry). The message we want to get across to the investment community is that we are "*Building a Serious Uranium Company*". The recently announced merger with Uranium King Limited is an important stepping stone in the building of that serious uranium company.

The uranium sector suffers from a low knowledge level and a thin skill base, from exploration geologists through to process engineers. Investors in the sector for the most part have been acting very naively as they seek to profit from irrationally performing uranium stocks. There has been no quality control in the market place. There has been a steep learning curve for everyone involved in the sector.

With increasing knowledge investors are learning to be more discerning and they are starting to think twice before jumping into the latest hot uranium story. We believe that this transition to more intelligent stock selection will lead to an increasing recognition of the merits of Monaro.

The major initiatives of your Company over the past year relate more to the corporate front as we position ourselves for growth. We have announced that we are seeking an ADR listing in the USA, to give us access to US investors. We are currently in the process of applying for a listing on the AMEX market. Admittedly this is an unusual move as most Australian companies chose to go to Canada or to AIM in London. We have chosen the AMEX market because we feel that US investors have not been exposed to the uranium sector in a big way. It is a market waiting to be tapped. Australia and Canada have been saturated with uranium plays, and these markets have been noted for hot trading of stocks.


MONARO MINING NL

As the great uranium bull market enters its second phase, that of consolidation ahead of long term growth, we believe that we are more likely to find "sticky" shareholders in US markets, especially if we make the effort to communicate with, and educate, the investment community as to our merit and our integrity. The US projects of Uranium King dovetail nicely with the ADR listing. We will have projects in the backyard of American investors. They will be able to see first hand the reality of our projects.

Whilst growth of a company can be achieved organically, through exploration, development and expansion, that can be a long-winded process. We need to be prepared to take corporate initiatives to speed up the growth curve. The merger with Uranium King Limited is the first step in this process. We are highly enthused by what this merger is going to deliver to both companies. The two key projects of UKL, Apex-Lowboy and Rio Puerco, give Monaro the opportunity to be amongst the first pack of new uranium producers. We should be able to generate cash flows well ahead of almost every other hopeful out there. That will give us cash and kudos, and a re-rating of the stock price as we approach production.

A larger company will give shareholders the benefits of a more geographically diversified uranium portfolio, with a pipeline of projects ranging from grass roots to pre-development. It will give us a greater number of shareholders and make us more acceptable to institutional investors. The liquidity of our shares in the market place will improve. We will have a stronger technical team at a time when personnel in the sector are scarce. All this leads to less risk from a better-balanced company, with a more significant critical mass, and more options on the upside.

We look forward to the coming year with great enthusiasm. We hope that you will continue to be there with us as we Build a Serious Uranium Company.

## FURTHER INFORMATION

*For further information please contact Warwick Grigor, Chairman, on +61 2 9247 0077 or Mart Rampe, Managing Director, on +61 2 4647 9566.*

**ABOUT MONARO MINING NL – *"Building a Serious Uranium Company"***

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia. In addition, gold and base-metal projects are located in NSW, Australia. Monaro aims to grow, both through project acquisition and corporate initiatives such as the recently announced merger proposal with Uranium King Limited, which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an ADR listing in the USA.*

Exh. 83

MONARO MINING NL

"BUILDING A SERIOUS URANIUM COMPANY"

# ANNUAL GENERAL MEETING

28th November, 2007

ASX Code: MRO

Sydney

MONARO MINING NL

# *A Balance of Production Potential in the USA and Central Asia, and Big Picture Exploration in Australia*

- Merging with Uranium King to Provide USA Production Profile
  - Potentially two mines, each producing 200-500 tpa U3O8
  - Improved share market liquidity and access to capital
- First Mover Advantage in the mineral rich Kyrgyz Republic
  - Historical uranium mines
  - Russian reserves
  - Production possibilities
  - Favourable government attitude to uranium
- Big picture exploration licences in WA, NT and QLD
  - Team of experienced, mine-finding geological team
  - Targeting unconformity and IOCG+U styles, >25,0000 t deposits

MONARO MINING NL

# Capital Structure – Increasing with UKL Merger

| | Pre-Merger | Post Merger |
|---|---|---|
| Fully paid shares | 29.125 mill. | 91.583 mill. |
| Ctg shares/opts. | 8.100 mill. | 8.100 mill. |
| Share Price (26/11/07) | $0.90 | |
| Market Capitalisation | $26m | $91.5m |
| Cash Balance | $7.5m | $13m |

Uranium King Merger

MRO offering 5 shares for every 7 UKL shares. Announced 11/10/07. Completion scheduled for late January 2008.

MONARO MINING NL

# Shareholders and Management

Top Five Shareholders

| Pre-Merger | | Post Merger | |
|---|---|---|---|
| ANZ Nominees | 24.5% | Metco | 35.5% |
| Fortis Clearing Nom | 6.3% | ANZ Nom. | 7.8% |
| Nikam Investments | 5.4% | UKL Directors | 2.6% |
| Gregorach Pty Ltd | 4.3% | Fortis Clearing | 2.0% |
| Citicorp Nominees | 2.5% | Nikam Invest. | 1.7% |
| Top 20 Shareholders | 61.5% | | |

Directors/Management (Pre Merger)

| | |
|---|---|
| Warwick Grigor | Non Executive Chairman |
| Mart Rampe | Managing Director |
| Malcolm James | Non Executive Director |
| Steve McRobbie | General Manager CIS/Europe |
| Anne Adaley | Company Secretary/CFO |

MONARO MINING NL

# *Pipeline of Projects - Post Merger*

| Project | Location | Status |
|---|---|---|
| Apex-Lowboy | Nevada, USA | Scoping Study |
| Rio Puerco | New Mexico, USA | Developed/Suspended |
| Aramsu | Kyrgyz | Drilled, Extensive mine workings |
| Naryn | Kyrgyz | Historical mine |
| Sogul, Sumsar | Kyrgyz | Exploration |
| Hapsburg JV | NT, Qld, WA, Australia | Exploration |
| Gold and and Base Metal JVs | NSW, Australia | Exploration |

MONARO MINING NL

# Attraction of Uranium King

- Friendly deal
- JORC resources of 6.1 mill. pounds (2,767 t U3O8)
- Strengthening of management team
- Dr Bernhard Free - geologist, ex Head of Uranerz Nth America

- Near term low cost production from Apex
- Heap leach
- First production 2009
- Three year life with extensions
- Permitting commenced

- Fully developed underground mine at Rio Puerco
- Room and pillar style developed by Kerr McGee in late 1970s
- JORC inferred resource of 2,041 t U3O8
- Potential to double resource
- Exploration ground

MONARO MINING NL

# *Monaro Theatres of Operation*

- Potential for 2 uranium mines to be in production in the next 2-3 years
- Exploration title in highly productive uranium mineral belts
- High potential to build up resource inventory
- Highly qualified technical team in place
- Exposure to North American capital markets

- Past uranium mining
- Proximity to major regional processing centre at Kara-Balta
- 20% of known global recoverable resources in the Central Asian region
- Extensive zones of uranium mineralisation on several projects
- Advanced exploration conducted by Soviet geologists but limited drilling

- Identify Unconformity and IOCG models - acquire world class deposits of uranium and gold mineralisation under cover
- Target large, undiscovered and concealed ore bodies fitting the above models
- 4,000 sq km of prospective ground in 3 states
- Experienced technical team – track record of discovery
- Active ground evaluation and acquisition program underway throughout Australia

MONARO MINING NL

# Potential near-term uranium producer


APEX-LOWBOY PROJECT
Nevada
USA
RIO PUERCO PROJECT
New Mexico
N
0
1000km

- Existing JORC resources of 6.1 million pounds
- Pro- mining jurisdictions
- Experienced management team
- Production targeted for 2009
- Exploration and acquisition upside to resource inventory

MONARO MINING NL

# *Highly Experienced USA Team*

Bernhard Free – Chairman (UKL)
Geologist, ex Uranerz

Mike Duncan - *Operations Director*
Mechanical Engineering, Finance

Sam Sapper - Geophysicist

Jim Malone - *Non Executive Director*
Accounting, Finance, Stockbroking



MONARO MINING NL

# Apex - Lowboy

- Located 270kms east of Reno, Nevada
- Mined sporadically up to 1966 – 110,000 lbs produce @ 0.25%
- Open cut JORC inferred resource of 1,548,100 lbs @ 0.07% .
- Additional potential identified within pit design and claim area
- Scoping study completed July 2007

- Heap Leach, open cut operation
- Production of 1.4 million saleable pounds of U3O8
- EBIT of $US70.5 million
- Leach Tests average 80% recoveries over 48 hours
- Estimated capital cost including permitting $US23.9 million
- IRR (including sunk costs) of 72%

MONARO MINING NL

# Apex - Lowboy

- Mineralisation on contact zone between sediments and granitic intrusive
- Depth extension targets beneath both Apex and Lowboy
- Contact zone of 8 kms to test as well as possible faulted extension to Apex
- Exploration target +10 million lbs underground


APEX Mine









MONARO MINING NL

# Rio Puerco and Lily-Sams

Rio Puerco

- Located 60 kms NW of Albuquerque, New Mexico
- Over 250,000 metres of drilling completed
- Developed as room and pillar underground mine by Kerr McGee in late 1970's
- JORC Inferred underground resources of 4.5 million lbs @ 0.12%
- Targeted exploration potential for additional +5 million lbs

Lily – Sams

- Large geological and radiometric target defined
- Target could represent extension to Rio Puerco
- Modelling indicates + 5 million lb target


Uranium King Ltd. - East Grant Mining Claims
Showing radiometrics (uranium count) over Lily Claims.

MONARO MINING NL

# Exploration - USA

Grants Mineral Belt

- Straddles New Mexico and Arizona
- Historic production in excess of 340 million lbs oxide
- Remaining exploration potential of +600 million lbs (USGS)
- Uranium mineralisation dominantly in roll front deposits
- Limited exploration since late 1970's
- East Grants targeted by Uranium King
- Targeting 20 million lb's by 2009

Regional

- 120,000 line kms of airborne geophysics in progress
- Experienced in-house technical team
- Target acquisition of advanced projects with resources
- Regional studies
- Primary targets are near surface roll front and unconformity hosted with multi million lb potential

MONARO MINING NL

# Kyrgyz Republic: Uranium and Gold Projects (100%)



KAZAKHSTAN
Utor
Aramsu
Lake
Naryn
Gavasai
Sumsar
CHINA
UZBEKISTAN
N
0 100km
Sogul
Hodjaakan
Djurasay
TAJIKISTAN
KYRGYZ REPUBLIC PROJECTS
Monaro tenement
Uranium deposit
Gold deposit-Large
Major fault
Northern Tien Shan metallogenitic province
(Au-Cu porphyry, base metal, U mineralisation)
Middle Tien Shan metallogenitic province
(Au-W, base metal, U mineralisation)
Southern Tien Shan metallogenitic province
(Hg-Sb, rare metal, U mineralisation)

MONARO MINING NL

# Aramsu Project



Aramsu Project
KYRGYZSTAN
Fault
AR1
AR2
AR3
AR4
AR5
AR6
AR7
AR8
AR9
Aramsu uranium deposit
N
0
5km
Uranium deposit
Target zone for U mineralisation
Interpreted mineralised system (U mineralisation related)
Interpreted mineralised system
Quaternary cover
Granitoid intrusion
Metallogenitic domain
Monaro Mining tenement boundary
ARAMSU PROJECT

MONARO MINING NL

# Aramsu Project

- Aramsu deposit
- Small but high grade - average grade 0.167% $U_3O_8$ 9.3% recovery oxide leach
- Assay data from latest drilling to come



- Primary orebody - breccia-hosted mineralisation at granite-sediment contact
- Trenching, adits to 70m depth
- 28 intersections in one area - true width 2.6m to 3.7m
- 9 Aramsu mine look-alike prospects to be explored within licence area -potential for ore body clusters



MONARO MINING NL

# Aramsu Project


NORTH
ARDD001
ARDD002
Target horizon at contact of porphyry and sediments
Known mineralisation 150m at surface
Sediments
TD 175m
ARDD003
Target horizon at 150m depth
TD 400m
TD 400m
0
50m
N
Porphyry
SOUTH
Line of section


North
South
ARDD003 (projected)
ARDD002
ARDD001
Mineralised contact zone
2900m
2800m
2700m
2600m
Sediments
Porphyry
0
100m

MONARO MINING NL

# Sogul Project

- 2100 metre scout drilling program completed
- Extensive uranium mineralisation demonstrated over 800-1000 metres strike length and down dip
- Assay data indicates values of around 100-200ppm uranium, some over good widths. Geology and structure is complex
- Outstanding assay data awaited prior to completion of progress report
- Next stage of exploration and drilling to be determined in December Quarter



Outcrop of siliceous black shales and cherts



Drilling on the Sogul uranium prospect March 2007

MONARO MINING NL

# Sogul Project



SOGUL PROJECT
KYRGYZSTAN




Sogul West
Sogul
Sogul East
NES 1
NES 2
1000m

MONARO MINING NL

# Other Kyrgyz Uranium Projects

- Naryn Uranium - underground mining conduced in late 1960s/early 1970s, parallel prospective beds outcrop for 27km, which are being mined in neighbouring Uzbekistan

- Utor Uranium – model is Uranium mineralisation found in hydrothermally altered sandstones – potential for ISL

- Djurasay and Hodjaakan - prospective for black shale hosted, Carlin-style gold mmineralisation enriched in Uranium


KAZAKHSTAN
Utor
Aramsu
Naryn
Gavasai
Sumsar
UZBEKISTAN
Sogul
Hodjaakan
Djurasay
TAJIKISTAN
CHINA
0 100km
KYRGYZ REPUBLIC PROJECTS
Monaro tenement
Uranium deposit
Major fault

- Sumsar Uranium - Potential for sandy-limestone hosted uranium deposits such as the Shakaftar prospect which features carnotite mineralisation in widths up to 2.5m and assays up to 0.4%, across a series of lenses. Also host to the Chonkal prospect which features hydrothermally altered porphyries up to 10m in width, with assays up to 0.09% U3O8. Other prospects include the Ten'ga and Yangak-Sa prospects where uranium is associated with intrusives

MONARO MINING NL

# Australian Uranium and Gold Projects – the Hapsburg JV


Fog Bay
Darwin
Jabiluka
Ranger
Rum Jungle
Koongarra
Sth Alligator
Compass Creek
Red Bull
Red Bull Extended
Cairns
Mt Fort Bowen
Westmoreland
Valhalla
Townsville
Mt Brown
Mt Brown Extended
Mount Isa
Mary Kathleen
Port Hedland
Kintyre
Manyingee
Alice Springs
Collins Springs
Angela
Yeelirrie
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills
Beverly
Olympic Dam
Honeymoon
Brisbane
Perth
Kalgoorlie
Broken Hill
Radium Hill
Sydney
Canberra
Adelaide
Melbourne
Uranium mine and concentrator
Uranium deposit or prospective mine
Former uranium mine
Cities / Town
Monaro uranium projects
N
0
1000km
Hobart


Granted ELs and applications cover over 4,000 sq km of ground prospective for gold and uranium

- Queensland (IOCG)
  - Red Bull 1(and extended)
  - Savannah
  - Fort Bowen
  - Mount Brown (and extended)
- Northern Territory (U, Au)
  - Fog Bay
  - Compass Creek
- Western Australia (U, Au)
  - Coor-de-Wandy Hill
  - Yalbra Hills
  - Collins Springs
  - Granite Hills

# Monaro People

## Mine-Finding Expertise

**Lee Spencer (MSc)** – 30 years experience mining and exploration in Asia Pacific. Actively involved with gold, diamond and other mineral discoveries and development projects in PNG, Indonesia, Australia and Philippines.

**Mohan Varkey (MSc)** – 36 yrs uranium/gold exploration and mining experience. Formerly senior exploration geologist for Urangesellschaft, CRA and Idemitsu. Discovery geologist of Narbalek deposit (U), and part of discovery teams for Cigar Lake (U) in Canada, and Ernest Henry (Cu, Au) deposit Australia

**David Bennett (BSc)** – 34 years exploration and mining experience. Formerly exploration geologist with Minatome, Mobil Energy Minerals and Urangesellschaft. Former senior exploration geologist for Robertson Research. Independent consultant since 1982.

MONARO MINING NL

# Queensland Projects


CORAL SEA
Gulf of
Carpentaria
Cairns
Townsville
Red Bull
Red Bull Extended
Mt Fort Bowen
Mt Brown
Mt Brown Extended
Mount Isa
Cloncurry
Monaro uranium project

- 8 tenements covering 2061km2
- High priority IOCG targets identified by QLD Mines Department
- Combination of good structure, geology and geophysics


Red Bull
Red Bull Extended
Mt Fort Bowen
QUEENSLAND
Mt Brown Extended
Mt Brown
Julia Creek
To Cloncurry

MONARO MINING NL

# Northern Territory Projects


Darwin
Jabiluka
Ranger 3
Ranger 1
Koongarra
Fog Bay
Katherine
Compass Creek
NORTHERN TERRITORY
Monaro uranium projects

EL 25406 (Fog Bay)

Early Proterozioc gneisses and marbles subcrop to the northeast. The target is unconformity controlled vein-type uranium/gold mineralisation. The *Welltree Metamorphics* is the dominant lithological unit and is intruded by the *Wagaite Granite.* The overlying *Depot Creek Sandstone* provides the classic unconformity model.

EL 25399 (Compass Creek)

The lithological succession is *Burrell Creek Formation*, *Mt Bonney Formation* and *Gerowie Tuff* . This succession has been intruded by *Princes Springs Granite*, *Zamu Dolerite* and numerous quartz veins. Exploration will be directed at gold-uranium mineralisation at the granite–sediment interface.


FOG BAY
RUM JUNGLE
RANGER, KOONGARRA
JABILUKA
NARBALEK

MONARO MINING NL

# Western Australian Projects


Collins Springs
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills

- All areas are situated along the southern margins of the Gascoyne Province
- Archaean and Paleoproterozoic gneisses and metasediments are present
- intruded by Paleoproterozoic granites coincident with major structures

- **High energy fluviatile and shallow marine sediments of the Mount James Formation unconformably overlie Paleoproterozoic gneisses and metasediments**
- **All areas have the potential to host unconformity related uranium and gold mineralisation**


Collins Springs
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills

MONARO MINING NL

# NSW Gold and Base Metals

- Lachlan Fold Belt - world class mineral province
- High level of infrastructure/services
- A few hours drive from either Sydney or Canberra
- Virtually no Native Title Issues
- History of mining on leases, extensive mineralisation with greatest potential at depth
- Diversity of commodities and exploration targets



LACHLAN
FOLD
BELT
NSW
Sydney
Mayfield North
EL 6691
Mayfield
EL 6358
Captains Flat
EL 6381
Wymah
EL 6694
Mt Paynter
EL 6356
Michelago
EL 6376
Michelago South
EL 6550
NEW SOUTH WALES
VICTORIA

# *Monaro Mining – The Story*

## What Distinguishes Monaro?

- **Balance of production opportunity and exploration upside**
- **Highly qualified, proven geological team**
- **Low market capitalisation relative to peers**
- **Healthy, but not ridiculous share price movements**
- **Healthy cash balance**
- **Money going into the ground**

MONARO MINING NL

# Monaro Mining News

## Pending News Flow for Monaro

- **Completion of merger with Uranium King**
- **Completion of listing process for USA capital markets**
- **Drill results for Lily May Uranium prospect (USA)**
- **Drill results for Aramsu and re-evaluation of Sogul Uranium and Djal-Kokildak Au/Cu**
- **Assessing projects in Europe, Africa and North America**
- **Results of airborne radiometric and magnetic surveys from NT projects**

MONARO MINING NL

# Monaro Mining NL

## Disclaimer

All persons should seek appropriate professional investment advice in reviewing or considering this presentation and all other information with respect to Monaro Mining's business, financial performance and operations. Neither the provision of this presentation nor the information contained therein, or any associated communication to any person should be taken as constituting financial advice regarding the the purchase or dealing of shares in Monaro Mining NL. This presentation does not purport to provide all information that might reasonably be required to complete a detailed assessment of Monaro Mining. Individuals should conduct their own investigation of investment and financial parameters relevant to their personal requirements for investment purposes.
The presentation may contain forward looking statements regarding the intentions of the Company, and these will be affected movements in share markets, commodity prices and many other factors beyond the control of Company personnel. The presentation must be considered in the light of these uncertainties and investments in Monaro Mining NL should be considered as speculative in nature.
The presentation is not a prospectus or similar disclosure document and does not constitute an invitation to apply for shares.
Competent Person The review of exploration activities and results contained in this presentation in relation to the Australian and USA projects is based on information compiled by Mr Mart Rampe, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.
The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by Steve McRobbie, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.


MONARO
MINING NL

www.monaromining.com.au

Exh. 84



MONARO MINING NL ABN 99 073 155 781

All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au





Wednesday 28th November 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

**Results of Annual General Meeting**

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

A. Adaley

**Anne Adaley**
Company Secretary



**Monaro Mining NL**
**Annual General Meeting**

**Proxy Summary**
**Wednesday 28th November 2007**

## 1 Re-election of Director - Mr Warwick Grigor

The instructions given to validly appointed proxies in respect of the resolution were as follows:

| In Favour | Against | Abstention | Proxy's discretion |
|---|---|---|---|
| 2,066,659 | 2,000 | 5,775 | 150,829 |

The motion was carried on a show of hands as an ordinary resolution.

## 2 Election of a Director appointed by Board - Mr Malcolm Raymond Scott James

The instructions given to validly appointed proxies in respect of the resolution were as follows:

| In Favour | Against | Abstention | Proxy's discretion |
|---|---|---|---|
| 2,066,122 | 2,000 | 6,312 | 150,829 |

The motion was carried on a show of hands as an ordinary resolution.

## 3 Adoption of Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

| In Favour | Against | Abstention | Proxy's discretion |
|---|---|---|---|
| 2,052,912 | 12,750 | 8,772 | 150,829 |

The motion was carried on a show of hands as an ordinary resolution.

## 4 Appointment of New Auditor

The instructions given to validly appointed proxies in respect of the resolution were as follows:

| In Favour | Against | Abstention | Proxy's discretion |
|---|---|---|---|
| 2,055,412 | 3,500 | 15,522 | 150,829 |

The motion was carried on a show of hands as an ordinary resolution.

Exh. 8 5



MONARO MINING NL ABN 99 073 155 781

All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au





**30 NOVEMBER 2007** **ASX ANNOUNCEMENT**

# MONARO MINING NL
# AUDIO BROADCAST

**MONARO MINING NL (MRO)** provides the opportunity to listen to an audio broadcast with **Mr Warwick Grigor, Chairman** in a presentation titled **"MRO - 2007 AGM Chairman's Address"**.

***To listen**, simply click on the link below:*

http://www.brr.com.au/event/MRO/1781/36703/wmp/esendrz21x

The presentation is also available on our company website (www.monaromining.com.au) or at www.brr.com where the broadcast will also be archived.

## FURTHER INFORMATION

*For further information please contact Warwick Grigor, Chairman, on +61 2 9247 0077 or Mart Rampe, Managing Director, on +61 2 4647 9566.*

**ABOUT MONARO MINING NL – *"Building a Serious Uranium Company"***

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia. In addition, gold and base-metal projects are located in NSW, Australia. Monaro aims to grow both through project acquisition and corporate initiatives such as the recently announced merger proposal with Uranium King Limited, which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an ADR listing in the USA.*

Exh.86



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Monaro Mining NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 200,000 Ordinary Fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 19.9 cents per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Payment of call of 19.9 cents per share on 200,000 partly paid shares. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 3 December 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 29,325,125 | ORD |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 5,000,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| 350,000 | Employee Options Expiry 19/04/11 (MROA) |
| 750,000 | Options Expiry 31/12/08 (MROAQ) |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| Not Applicable |
|---|

## Part 2 - Bonus issue or pro rata issue

Not Applicable

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b) Not Applicable

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.


For personal use only

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: A Adaley Company Secretary Date: 3 December 2007

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.

Exh. 87



MONARO MINING NL ABN 99 073 155 781

All Correspondence to PO Box 437 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au



9 January 2008 **ASX ANNOUNCEMENT**

# CHIEF GEOLOGIST APPOINTED

- Five years uranium experience with the Beverley Uranium Mine in South Australia
- Senior Resource Geologist at Beverley
- Experience in Central Asian geology and Russian exploration methodology

Monaro Mining NL ("MRO") is pleased to announce the appointment of Jerome Randabel to the position of Chief Geologist. Jerome is a highly qualified geologist, and has a Bachelor of Science (Honours) in Geology from the University of Adelaide. He has over 15 years experience in exploration and mine development and comes to the Company with a wealth of uranium experience. In particular, Jerome has spent approximately the last 5 years on the Beverley Uranium Mine in South Australia which has involved hands-on exploration and production experience, culminating in his appointment as Senior Resource Geologist of that project. In addition, Jerome brings strong skills in planning and execution of administrative, logistic and personnel activities, having managed the geology department at the Beverley Mine.

In addition, he is familiar with Russian exploration methods and reporting as well as Central Asian geology and has completed several due diligence assessments on ISL uranium mines in this region.

Commenting on the appointment, the Chairman Mr Warwick Grigor said:

"*We are delighted that Jerome has agreed to join the Monaro technical team, which the Board is committed to strengthen at every opportunity. Uranium expertise is in short supply so we are particularly pleased to secure a person with such recent hands on experience at an operating mine. Jerome's exposure to Central Asia dovetails neatly with our Kyrgyz projects.*"

## FURTHER INFORMATION

*For further information please contact Mart Rampe, Managing Director, on +61 2 4647 9566 or Anne Adaley, Company Secretary, on +61 2 9089 8860.*

**ABOUT MONARO MINING NL – *"Building a Serious Uranium Company"***

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia, with some of these holding potential for gold as well. Monaro aims to grow both through project acquisition and corporate initiatives such as the recently announced merger proposal with Uranium King Limited, which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an AMEX ADR listing in the USA.*

Exh. 88


MONARO
MINING NL
FOR THE THREE MONTHS ENDING
31 DECEMBER 2007

**25 JANUARY 2008**

**ASX ANNOUNCEMENT**

# HIGHLIGHTS

Merger Implementation Agreement with Uranium King Limited on track for completion in March Quarter

US AMEX Listing progressing

Diamond drilling on the Aramsu deposit confirms historical uranium mineralisation

Monaro establishes presence in the Republic of Estonia to explore for uranium, molybdenum and vanadium

Noah Resources NL to commence exploration on Monaro's Mt Paynter and Wymah Prospects

Cash balance as at 31 December 2007 was $6.7M



CONTENTS

Corporate 2
Uranium Projects 2
Gold and Base Metal Projects 8
Appendix 5B 11
Corporate Information 15

Further Information

For further information please contact Mart Rampe, Managing Director, on +61 2 4647 9566 or Warwick Grigor, Chairman, on +61 2 9247 0077.

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 4647 9566 Fax +61 2 4647 7332 All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567 WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au



# 1.0 CORPORATE

### 1.1 Proposed Merger with Uranium King Limited

Monaro Mining NL and Uranium King Limited are currently engaged in a Merger Implementation Agreement (MIA) to combine their respective uranium businesses to form an internationally competitive uranium company. The directors of both companies believe that the merged entity will be a dynamic and well-funded company that will provide benefits to shareholders that include:

- A pipeline of projects from greenfields and advanced exploration through to pre-production;
- Geographical diversity of projects in countries that include the USA, Central Asia and Australia;
- The increased financial capacity to identify and target project and corporate acquisition opportunities;
- Enhanced management and technical capabilities; and
- Expanded shareholder base with increased market liquidity

The merger will benefit from the technical and financial skills of the combined management teams and the new board will comprise three representatives from each of Monaro and Uranium King.
Under the terms of the proposed merger, shareholders of Uranium King will receive five Monaro shares for each seven shares they hold in Uranium King and Uranium King will become a wholly owned subsidiary of Monaro.

It is now anticipated that the Scheme of Arrangement documentation will be forwarded to Uranium King shareholders in early February 2008. Shareholders of Uranium King will then be asked to approve the Scheme of Arrangement in general meeting to be held in mid March, 2008. On the basis of this and other approvals being received, the expected Implementation Date will be in late March, 2008.

### 1.2 Progress on USA Listing

The Company is currently in the process of seeking a listing on the US AMEX market by way of sponsored American Depository Receipts (ADRs). It was decided to seek a USA listing following strong interest from both retail and sophisticated investors in North America. It is considered that Monaro is well placed to create a significant market profile in the North American capital market based on its highly prospective portfolio of uranium projects, strong management and uranium expertise.

# 2.0 URANIUM PROJECTS

### 2.1 Kyrgyz Projects

#### 2.1.1 Overview

Results from the diamond drilling program at Aramsu prospect were received during the quarter. A high grade intercept of 0.13% U metal over a mineable width was returned from a hole designed to test the Soviet orebody and was in line with results expected from historical underground sampling.

Seismic data from 18 lines covering 150km$^2$ of ground on the Naryn Licence was acquired. All geochemical data for the Djal-Kokildak gold deposit was received and results compiled and contoured.

A significant amount of sampling, mapping, radiometric surveying and GIS referencing has been completed on the Sumsar Uranium Project. Much of the next quarter will be devoted to following up this work serviced from Shekaftar. The areas of recent activity in the Kyrgyz Republic are illustrated in Figure 1.




KAZAKHSTAN
Utor
Aramsu
Naryn
Gavasai
Sumsar
UZBEKISTAN
CHINA
0 100km
Hodjaakan
Djurasay
TAJIKISTAN
KYRGYZ REPUBLIC PROJECTS
Monaro tenement
Uranium deposit
Gold deposit-Large
Major fault
Northern Tien Shan metallogenic province
Middle Tien Shan metallogenic province
Southern Tien Shan metallogenic province

**Figure 1: Location of Monaro Mining Nl's Exploration Licenses in The Kyrgyz Republic showing those designated by O where most activities were undertaken during the Quarter**

### 2.1.2 Sogul Licence (MRO 100%)

**Target/Style** - two styles of mineralisation are apparent within the licence area. These are as follows:

- Silicified and altered Ordovician-Silurian "olistrome" units which comprise of a mélange of exotic brecciated limestone blocks within slates and graphitic shales that have been buried, altered and structurally deformed. The graphite has acted as a favorable reductant for precipitation of uranium and vanadium mineralization. This was the main focus of the current drill program; and
- Sedimentary hosted uranium mineralisation within Cainozoic strata. The mineralisation is broadly of chemical roll front type analogous to Maily-Su hosted in sandy limestone units interdigitated with red clay.

**December Quarter Activity** – exploration activities during the quarter were focussed on sandstone/limestone repositories within the Alay Formation in sediments of Palaeogene age. These are located at the northern boundary of the licence area around Koktube and the town of Shurab. Eleven trenches were identified from reconnaissance of the Koktube area within the Alay limestone and Massaget conglomerate (Figure 2), although these may have primarily been for phosphate exploration rather than uranium. Several undocumented trenches and adits were also identified from satellite imagery along 700m of strike, west of Shurab.

**Proposed Work for March Quarter** – investigate, map, document, survey and sample the trenches and adits along the escarpment to the west of Shurab.





Location of Koktube within Sogui licence


**Figure 2:** Geology of Koktube. The yellow unit P2-al represents the Alay Limestone. Red trapezoids and circles represent occurrences of phosphorite.

### 2.1.3 Aramsu Licence (MRO 100%)

**Target/Style** - uranium mineralization associated with late-stage magmatic epithermal fluids forming breccia pipes on the margins of highly fractionated felsic intrusives. Concentration of higher grade may be influenced by oxidized groundwater precipitating uranium at tectonized contacts with carbonaceous shale.

**December Quarter Activity** – assay results of the drilling were received from 3 drillholes (Figure 3) from 39 drillcore samples. A total of 39 XRF samples were received from drill core analyzed by Volkov Geology in Almaty. One significant intersection was received from hole ARDD03. The 'orebody' intersected by ARDD03 registered a result in line with values expected from the Soviet evaluation. The assay was x2 the value registered from the DTH radiometric survey. Results are summarized in Table 1.

**Table 1:** XRF Assay results returned from Aramsu drilling

| Borehole | Comment | Depth (metres) | Interval (metres) | Assay result Uranium (ppm) |
|---|---|---|---|---|
| ARDD001 | | 313.8-314.8 | 1.0 | 29 |
| ARDD002 | | 317.0-317.8 | 0.8 | 100 |
| ARDD003 | | 98.0-101.0 | 3.0 | 657 |
| | including | 100.0-101.0 | 1.0 | 1300 |



Boreholes ARDD001 and ARDD002 were designed to test the possibility of an extension to the known mineralisation below the deepest level (Adit No.2). The modal intersection from ARDD002 was 1.8m @ 96ppm U metal and from ARDD001 1m @ 29 ppm U. Borehole ARDD003 was designed to confirm the general grade of part of the ore block between the middle level (Adit No.1) and the Lower level (Adit No.2). This borehole returned 3m @ 657ppm U or 2m @ 840ppm U including 1m @ 0.13%.



North
South
ARDD003 (projected)
ARDD002
ARDD001
1.0 metres @ 0.066% U (ARDD003)
Including
0.8 metres @ 0.13% U
Mineralised contact zone
1.0 metre @ 0.003% U (ARDD001)
and
0.8 metres @ 0.01% U (ARDD002)
Sediments
Porphyry
0
100m


Whilst contact zones were intercepted at planned depths in holes ARD001 and ARD002, interdigitation of the porphyry with siltstone and arkose suggest more than one feeder zone or alternatively, that the system is fed by a series of sheeted dykes from depth.

Several of the adits were opened at the end of the field season to assess the potential for underground sampling and drilling. Initial inspections indicated that access to the workings is achievable, subject to some rehabilitation work to ensure a safe working environment.

**Proposed Work for March Quarter** – exploration activities for the next field season will include underground mapping and sampling of the Aramsu deposit subject to a final review of the all available data. This includes the reinterpretation of IP data generated by geophysical contractors for Monaro during 2006.

**Figure 3:** Cross Section through Aramsu deposit highlighting uranium intersections

This will be combined with currently available data on the deposit, with the view to generating additional drilling targets. On a regional basis, detailed geological mapping, radiometric and magnetic data collection across selected portions of the Aramsu mineral "corridor" will be carried out as soon as practical.

#### 2.1.4 Naryn and Sumsar Licences - North Fergana (MRO 100%)

**Target/Style** – two styles of mineralisation are found within this licence area. Mineralisation is however dominated by bitumen-limestone type deposits within carbonate units from the Lower Tertiary (Palaeogene). Stratabound roll-front uranium deposits associated with carbonaceous deltaic sandstone and shale units within older Jurassic strata can also occur. This stratigraphy contains the Kyrgyz Republic's largest known historical uranium mine located at Maily-Su (historical production of 3,400 tonnes $U_3O_8$).

**December Quarter Activity** – a significant amount of seismic data was obtained (reports and interpretation of 18 seismic lines) covering the periclinal closure of the Tashkumir Anticline about the town of Kyzyl Zhar. This data amounts to over 150 line kms over an area of approx. 150 km$^2$ giving structural and stratigraphic information down to the basement.

Work has begun on a 3D appraisal of the Tertiary strata within the Sumsar licence area. While it has not yet been possible to enter the old Shekaftar workings, an appraisal of the structure of the area around the mine coupled with depth measurements from the old shafts indicates that most of the mineralisation in this deposit was confined to the Alai limestone formation at or just above the present water table.

**Proposed Work for March Quarter** – assess Tashkumir seismic data, tie in with radiometric surveying and sampling performed in 2007. Assess historic geological, hydrological and oil well data to see if a minerals system approach is warranted to generate uranium targets. In addtion, tie in ongoing 3D modeling at Shekaftar in order to identify other areas where the conjunction of the Alai formation with the water table (or palaeo-water tables) occurs.



#### 2.1.5 Utor Licence (MRO 100%)

**Target/Style** - the prospective geological environment in this licence area is similar to that found in the Aramsu Licence. In particular, veins and shears within hydrothermally altered sandstones adjacent to granitic intrusives are prospective for sulphide associated uranium and gold mineralization.

**December Quarter Activity** – the initial program of geological mapping and rock chip sampling did not replicate any of the key Soviet era adits. Two were identified on the Utor prospect but were still frozen and inaccessible during the time of the surveying.

**Proposed Work for March Quarter** – an evaluation of the licence area will be conducted with the view to determining the prospectivity of the licence and further exploration activities with a view to incorporating up to date GIS methodology.

#### 2.1.6 Hodjaakan and Djurasai Licences - South Fergana (MRO 100%)

**Target/Style** - these two licences are prospective for black shale hosted, Carlin-style gold mineralization enriched in uranium as well as hydrothermal intrusive-related uranium mineralisation.

**December Quarter Activity** – a total of 484 multi-element assay samples for Au, U, Th + 33 other elements have been returned from a channel and grab sampling program guided by ground radiometric surveying on the Hodjaachkan licence. The results are outlined in Table 2.

**Table 2**: Weighted average sample results from Hodjaachkan

| Traverse | From (m) | To (m) | Interval (m) | U metal (ppm) | Th metal (ppm) |
|---|---|---|---|---|---|
| Profile 2 | 545.0 | 550.0 | 5.0 | 220 | 26 |
| Trench 1 | 1.0 | 3.0 | 2.0 | 165 | 107 |
| Trench 1 | 6.0 | 8.0 | 2.0 | 130 | 45 |
| Trench 3 | 0.0 | 7.0 | 7.0 | 166 | 180 |
| Trench 3 | 12.0 | 20.0 | 8.0 | <50 | 1722 |
| Trench 3 | 30.0 | 57.0 | 27.0 | 140 | 240 |
| Trench 3 | 65.0 | 69.0 | 4.0 | 133 | 90 |

A total of 200 samples from the Djurasay licence were also collected and analysed following the completion of a radiometric survey. These were all analysed by XRF for 27 elements including U and Th. No significant results were recorded from these samples.
Both licences were replaced with new flow-on licences reduced in size to 88klm2 each in line with Kyrgyz tenement reduction requirements.

**Proposed Work for March Quarter** –plan for follow up work in the Djilisu area of Hodjaachkan.

### 2.2 Estonian Uranium Project (MRO 100%)

**Target/Style** – uranium, vanadium and molybdenum are associated with black shales of Ordovician Age. In addition, uranium is also associated with Rapikivi intrusives which may be sporadically located in the northern part of the country.

**December Quarter Activity** – following an assessment of the mineral potential of the Republic of Estonia, Monaro established a wholly owned subsidiary, Balti Kavenadused ja Uuringud ("BKU") to conduct exploration in that country. An application for exploration title was lodged in November 2007 in the Kunda area, located on the north-west coast (Figure 4).

**Proposed Work for March Quarter** – further applications are to be lodged for prospective ground with the co-operation of the Estonian Geological Survey. At the same time, local personnel are being sought to manage the program in-country.


Location of application area
Finland
Helsinki
Gulf of Finland
Baltic Sea
Narva
Paldiski
Tallinn
Rakvere
Kohtla-Jarve
Estonia
Vormsi
Haapsalu
Parnu River
Paide
Lake Peipus
Hiiumaa
Saaremaa
Vohma
Emajogi River
Parnu
Muhu
Viljandi
Tartu
Kihnu
Lake Vortsjarv
Voru
Valga
Lake Pskov
Gulf of Riga
Latvia
Munamagi
60 mi
60 km
Russia
Riga
ESTONIA
LOW
HILLS
©GraphicMaps.com

**Figure 4:** Location of initial exploration title in Estonia



## 2.3 Australian Uranium Projects – Hapsburg Joint Venture (MRO earning up to 75%)

The Company through its Hapsburg joint venture is focusing on Iron Oxide Copper Gold (IOCG+U) deposits such as Olympic Dam and Ernest Henry type deposits as well as unconformity related models exemplified by the Ranger Mine deposits. The projects are focused on fourteen tenement areas covering 4000 km2 throughout Queensland, Northern Territory and Western Australia (see Figure 5).



Fog Bay
Darwin
Ranger
Rum Jungle
Koongarra
Compass Creek
Red Bull
Red Bull Extended
Cairns
Mt Fort Bowen
Westmoreland
Valhalla
Townsville
Mt Brown
Mt Brown Extended
Mary Kathleen
Mount Isa
Port Hedland
Kintyre
Manyingee
Alice Springs
Collins Springs
Angela
Yeelirrie
Coor-de-Wandy Hill
Yalbra Hill
Granite Hills
Brisbane
Beverly
Olympic Dam
Honeymoon
Perth
Kalgoorlie
Broken Hill
Radium Hill
Canberra
Sydney
Adelaide
Melbourne
Uranium mine and concentrator
Uranium deposit or prospective mine
Former uranium mine
Cities / Town
Monaro uranium projects
N
0
1000km
Hobart


**Figure 5:** Monaro Uranium Projects in Australia

**December Quarter Activity** – an airborne radiometric and aeromagnetic survey of the Fog Bay tenement (NT) was completed by the end of the Quarter. With regards to the WA tenements, initial fieldwork was undertaken during November 2007 with the view to "ground truthing" remote sensing interpretation previously conducted by the Company and providing background information on geology and mineralisation. A number of rock-chip, water and bulk stream sediment samples were assayed, providing data on background geochemical values for the various lithologies encountered. In addition, a foot/vehicle scintillometer survey and geological traverses were conducted concurrent with the sampling. The compilation of historical exploration data on the Queensland tenement areas was also near to completion.

**Proposed Work for March Quarter** – an interpretation of the airborne survey data from the Fog Bay (NT) tenement will be completed during the next quarter, with the view to generating potential drilling targets. The results of the initial ground assessment from the WA tenements will also become available, together with interpretative analysis from the QLD tenements. This will lay the foundation for the targeting of specific exploration concepts generated from this initial analysis.



# 3.0 GOLD AND BASE METAL PROJECTS

### 3.1 Kyrgyz Republic Projects

### 3.1.1 Sumsar (MRO 100%)

**Target/Style** - the licence is prospective for gold-quartz hosted shear zones and pull-apart structures located on the edge of the Chatkal Valley region. Encouraging trench grades up to 10 g/t gold have been documented in a number of past exploration reports. Potential is also good for large tonnage, low-grade copper-gold porphyries of mid to late Palaeozoic age as well as small high grade lead-zinc skarns.

**December Quarter Activity** – a total of 91 multi-element ICP assay results from drill core samples were received as well as the results from 558 soil samples from surface sampling of Djal-Kokildak Prospect. The surface sampling was analysed by XRF for 27 elements including U and Th. Figure 6 below shows contouring of the final geochemical data set including these assays.



**Figure 6:** Interpretation of geochemistry, Djal-Kokildak

The general impression of mineralisation on the Kokildak site is one of a series of narrow (generally <2m) and impersistent quartz sulphide structures associated with roughly E-W orientated tectonic structures.

**Proposed Work for March Quarter** – no further work is planned on the Djal-Kokildak site at this time. The results will be reviewed in the context of a regional geological and geochemical framework.



### 3.1.2 Gavasai (MRO 100%)

**Target/Style** – several potential deposit types include:

- shear zones and pull-apart structures hosting gold-quartz mineralisation located on the edge of the Chatkal Valley region;
- intrusive related Cu-Mo-Pb-Fe-Zn deposits at the edge of a mesothermal porphyry system; and
- Alaskite-type intrusives that are highly fractionated residual melts which may be host to large tonnage low grade uranium deposit types.

**December Quarter Activity** - a radiometric survey was carried out encompassing a dump from a small shaft on the Gava Ridge at about 1800m ASL. The dump consists of two sections; one half comprising white to green ophicalcite with a little magnetite that gave eU values of 70 to 100ppm while the other half comprises limonite-stained tremolite magnetite skarn that gave values ranging from 150-200ppm eU. A grab sample was taken from the limonite-stained section of the dump which returned a value of 320ppm U and 0.19% Cu. Twelve samples were also submitted for gold but these results have not yet been received.

A close inspection of the shaft was not possible due to the friable nature of the shaft collar but from a distance the limonite staining appears to be associated with a NE-SW trending fault or shear zone about 1m wide roughly parallel with the strike of the skarn. Several similar shafts, pits and adits occur along the ridge at intermittent intervals.

**Proposed Work for March Quarter** – map, capture and follow up anomalies associated with the NE-SW trending shear zone.

### 3.2 Australian Projects

### 3.2.1 Mount Paynter: (MRO reducing to 30%)

**Target/Style** – quartz vein hosted tin tungsten mineralization in granitic host.

**December Quarter Activity** – a Joint Venture Agreement signed with Noah Resources NL has now been consummated with the successful listing at the end of December 2007 of that company on the Australian Stock Exchange. The Agreement covers Monaro's molybdenum, tin and tungsten prospects located in southern NSW, including the Mount Paynter Prospect.

**Proposed Work for March Quarter** – Noah Resources NL will commence exploration activities in this quarter. This will entail a review of all existing data and the subsequent formulation of a program to delineate exploration targets and test known areas of mineralisation.

### 3.2.2 Wymah Tungsten/Molybdenum: (MRO reducing to 30%)

**Target/Style** – granite hosted molybdenum, tungsten and tin mineralisation.

**December Quarter Activity** – the Joint Venture Agreement with Noah Resources NL covers Monaro's molybdenum, tin and tungsten prospects located in southern NSW, including the Wymah Prospect.

**Proposed Work for March Quarter** – Noah Resources NL will commence exploration activities in this quarter. This will entail a review of all existing data and the subsequent formulation of a program to delineate exploration targets and test known areas of mineralisation.

### 3.2.3 Captains Flat Project: (MRO 100% reducing to 25%)

**Target/Style** – a number of targets have been identified as being prospective for base metals and gold which are associated with Volcanogenic Massive Sulphide (VMS) deposits and include amongst others, the Lake George Mine Deeps, Vanderbilt Hill and Jerangle Prospects. Ironbark Gold Limited is currently earning a 75% interest in the tenement by meeting all expenditure commitments with the view to generating a Bankable Feasibility Study.

**December Quarter Activity** – exploration work was focused on the completion of an air-core drilling program on the Lake George Mine tailings. Drilling has been completed and the results of sample assaying are awaited.

**Proposed Work for March Quarter** – Ironbark Gold Limited has indicated that it will evaluate the results of the aircore drilling program.



### 3.2.4 Michelago and Michelago South: (MRO 100%)

**Target/Style** – both licences contain typically volcanogenic environments which are host to a number of base metal and gold prospects. Initial assessment of previous exploration work has so far identified the Cosgrove Hill-Billilingra and Woolshed South prospects as prospective for gold and zinc respectively.

**December Quarter Activity** – no field activities were undertaken during the reporting period.

**Proposed Work for March Quarter** – field inspections of a number of geophysical anomalies has been scheduled for the coming quarter.

### 3.2.5 Mayfield and Mayfield North Project: (MRO 80% and 100% respectively)

**Target/Style** – the two licence areas cover the Mayfield, other copper-gold skam and potential VMS deposits. However, the licence areas are also considered to be prospective for porphyry copper-gold and/or intrusive related gold deposits.

**December Quarter Activity** – no field activities were undertaken during the reporting period. The Company has been approached by an exploration company with the view to a possible joint venture agreement.

**Proposed Work for March Quarter** – negotiations for third party involvement in these licenses will be completed during the coming quarter.

Mart Rampe
**Managing Director**

### COMPETENT PERSON

*The review of exploration activities and results contained in this report in relation to the Australian projects is based on information compiled by **Mr Mart Rampe**, a Member of the Australasian Institute of Mining and Metallurgy. He is a director of the Company and a full time employee of Harvest Exploration Pty Ltd. He has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Mart Rampe consents to the inclusion of this information in the form and context in which it appears in this report.*

*The review of exploration activities and results contained in this report in relation to the Kyrgyz Republic projects is based on information compiled by **Mr Steve McRobbie**, a Member of the Australasian Institute of Mining and Metallurgy. He is a full time employee of the Company and has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the December 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). Steve McRobbie consents to the inclusion of this information in the form and context in which it appears in this report.*



# APPENDIX 5B

**Mining exploration entity quarterly report**

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

| Monaro Mining NL |
|---|

| ABN | Quarter ended ("current quarter") |
|---|---|
| 99 073 155 781 | 31 December 2007 |

**Consolidated statement of cash flows**

| | | | Current quarter $A'000 | Year to date (6 months) $A'000 |
|---|---|---|---|---|
| | **Cash flows related to operating activities** | | | |
| 1.1 | Receipts from product sales and related debtors | | - | - |
| 1.2 | Payments for | (a) exploration and evaluation | (720) | (1,521) |
| | | (b) development | - | - |
| | | (c) production | - | - |
| | | (d) administration | (810) | (1,563) |
| 1.3 | Dividends received | | - | - |
| 1.4 | Interest and other items of a similar nature received | | 129 | 194 |
| 1.5 | Interest and other costs of finance paid | | - | - |
| 1.6 | Income taxes paid | | - | - |
| 1.7 | Other (provide details if material) | | - | - |
| | **Net operating cash flows** | | (1,401) | (2,890) |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a) prospects | - | - |
| | | (b) equity investments | - | - |
| | | (c) other fixed assets | (84) | (94) |
| 1.9 | Proceeds from sale of: | (a) prospects | - | - |
| | | (b) equity investments | - | - |
| | | (c) other fixed assets | - | - |
| 1.10 | Loans to other entities | | - | - |
| 1.11 | Loans repaid by other entities | | - | - |
| 1.12 | Other (provide details if material) | | - | - |
| | **Net investing cash flows** | | (84) | (94) |
| 1.13 | Total operating and investing cash flows (carried forward) | | (1,485) | (2,984) |



| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (1,485) | (2,984) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 39 | 5,044 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (Share Issue Expenses) | - | (158) |
| | **Net financing cash flows** | 39 | 4,886 |
| | **Net increase (decrease) in cash held** | (1,446) | 1,902 |
| 1.20 | Cash at beginning of quarter/year to date | 8,126 | 4,828 |
| 1.21 | Exchange rate adjustments to item 1.20 | (16) | (66) |
| 1.22 | **Cash at end of quarter** | 6,664 | 6,664 |

**Payments to directors of the entity and associates of the directors**

**Payments to related entities of the entity and associates of the related entities**

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 135 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

**Non-cash financing and investing activities**

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

**Financing facilities available**

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |



**Estimated cash outflows for next quarter**

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 700 |
| 4.2 | Development | - |
| | **Total** | 700 |

**Reconciliation of cash**

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 154 | 410 |
| 5.2 | Deposits at call | 243 | 1,440 |
| 5.3 | Commercial Bills | 6,267 | 6,276 |
| 5.4 | Other (provide details) | - | - |
| | **Total: cash at end of quarter** (item 1.22) | 6,664 | 8,126 |

**Changes in interests in mining tenements**

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | Kyrgyz Licence MP1543 (replacement for MP 286) | N/A | 100% | 100% |
| 6.2 | Interests in mining tenements acquired or increased | Kyrgyz Licence MP1572 (replacement for MP285) | N/A | 100% | 100% |

**Issued and quoted securities at end of current quarter**

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | - | - | - | - |
| 7.2 | Changes during quarter | | | | |
| | (a) Increases through issues | - | - | - | - |
| | (b) Decreases through returns of capital, buy-backs, redemptions | - | - | - | - |
| 7.3 | **+Ordinary securities** | | | | |
| | Fully Paid | 29,325,125 | 29,325,125 | N/A | N/A |
| | Part-Paid | 5,000,000 | Nil | 0.001 cent | 0.001 cent |
| 7.4 | Changes during quarter | | | | |
| | (a) Fully paid Increases through issues | 200,000 | 200,000 | 19.999 cents | 19.999 cents |
| | (b) Decreases through returns of capital, buy-backs | - | - | - | - |



| | | | | | |
|---|---|---|---|---|---|
| 7.5 | **+Convertible debt securities** *(description)* | - | - | - | - |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | -<br>- | -<br>- | -<br>- | -<br>- |
| 7.7 | **Options** | | | *Exercise price* | *Expiry date* |
| | Unlisted | 1,800,000 | N/A | 60 cents | 31 December 2008 |
| | Incentive | 350,000 | N/A | 107 cents | 19 April 2011 |
| | Incentive | 750,000 | N/A | 175 cents | 31 December 2008 |
| 7.8 | Issued during quarter | - | - | - | - |
| 7.9 | Exercised during quarter | - | - | - | - |
| 7.10 | Expired during quarter | - | - | - | - |
| 7.11 | **Debentures**<br>*(totals only)* | - | - | | |
| 7.12 | **Unsecured notes**<br>*(totals only)* | - | - | | |

**Compliance statement**

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... A. Adaley ......... Date: 25 January 2008
Company Secretary

Print name: Anne Adaley

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.



# CORPORATE INFORMATION

**Directors**

Warwick Grigor Chairman

Mart Rampe Managing Director

Malcolm James Non-executive Director

**Senior Management**

Steve McRobbie General Manager CIS/Europe

Anne Adaley Company Secretary/Chief Financial Officer

**Registered Office**

1st Floor, 87 Colin Street
West Perth WA 6005

**Issued Capital**

At 31 December 2007, Monaro Mining had on issue 29,325,125 ordinary shares, 5,000,000 partly-paid shares to .001 cents and 2,900,000 unlisted options.

**Stock Exchange Listings**

Monaro Mining is listed on the Australian Securities Exchange (ASX Code: MRO) and the Frankfurt Stock Exchange (Xetra Code M2H).

**Share Price Activity for the Quarter**

| Quarter | High | Low | Close |
|---|---|---|---|
| March 2007 | $2.51 | $1.71 | $2.05 |
| June 2007 | $2.75 | $1.45 | $1.55 |
| September 2007 | $1.65 | $0.80 | $1.05 |
| December 2007 | $1.10 | $0.77 | $0.77 |

**Further Information on Monaro Mining NL**

Visit: www.monaromining.com.au

Mail: PO Box 427
Narellan NSW 2567

Tel: +61 2 4647 9566
Fax: +61 2 4647 7332

Email: info@monaromining.com.au

To be notified by email of future announcements, visit the website www.monaromining.com.au and subscribe to Monaro Mining news.

**Shareholder Enquiries**

Computer Share Registry Services manages the share register for Monaro Mining.

Queries regarding number of shares held, change of address and other matters regarding your shareholding should be directed to Computer Share Registry Services.

**Contact Details**

Computer Share Registry Services
Yarra Falls
452 Johnson Street
Abbotsford VIC 3097

Tel: +61 3 94155000
Fax: +61 3 94732500

Exh. 89

MONARO MINING NL

All Correspondence to PO Box 427 Narellan NSW 2567
Unit 4a 20 Somerset Avenue, Narellan NSW 2567
Tel +61 2 4647 9566 Fax +61 2 4647 7332
WEBSITE www.monaromining.com.au EMAIL info@monaromining.com.au

MONARO MINING NL ABN 99 073 155 781

30 January 2008

ASX ANNOUNCEMENT

# MONARO SIGNS MoU WITH SINOSTEEL FOR THE STRATEGIC ASSESSMENT AND DEVELOPMENT OF KYRGYZ URANIUM PROJECTS

## Highlights

- **Agreement with Sinosteel Corporation to assess and develop Kyrgyz uranium projects.**
- **On individual licences Sinosteel can earn:**
  - **40% interest in selected projects by conducting exploration and scoping studies; and**
  - **60% interest in selected projects by completing feasibility studies.**
- **Sinosteel may be issued share-price options of up to 1.9 million shares in Monaro, exercisable at AU$1.00 each.**

---

Monaro Mining NL ("Monaro" or the "Company"), an Australian uranium exploration and development company, plans to accelerate the development of its uranium portfolio in the Kyrgyz Republic following the signing of a Memorandum of Understanding ("MoU") with Sinosteel Corporation ("Sinosteel"), a Chinese state-owned enterprise engaged in developing, mining and marketing natural resources worldwide.

Monaro has seven highly prospective uranium projects in the Kyrgyz Republic. Under the terms of the MoU, Sinosteel will work with Monaro to assess and potentially develop each of these projects. The initial agreement is subject, in part, to the results of Sinosteel's due diligence investigation with respect to this transaction, and will initially cover the entire portfolio of Kyrgyz licences held by Monaro, though assessment work is expected to result in the selection of a smaller number for feasibility and development studies.

Monaro believes the joint development of these assets with Sinosteel—which has experience in international uranium transactions—will provide a number of significant benefits to the Company, including:

- Access to experienced uranium exploration and production personnel, as well as equipment to conduct such exploration and production;
- Use of lower-cost Chinese engineering and production technologies;
- Finance for ongoing exploration and assessment expenditure; and
- Agreements to purchase uranium production on commercial terms.

Commenting on the Release, the Chairman Mr Warwick Grigor said:

> *"We are very pleased to have entered into a Memorandum of Understanding with Sinosteel. Strategically and logistically it makes great sense to deal with such a strong Chinese organization with considerable experience in the uranium industry. We look forward to a mutually beneficial relationship being forged that will hopefully, in due course, extend to co-operation on other Monaro uranium assets".*



The MoU provides in part for an initial selection and potential development program, comprising the following stages:

Stage 1 – <u>Exploration and Technical Assessment</u>
Sinosteel will conduct drilling and other necessary assessment work to select two projects to potentially further develop. Without specifying an exact expenditure commitment, it is anticipated that the expenditures for Stage 1 program would be in the range of US$3m to US$5m. Upon the completion of Stage 1—which will include the completion of a scoping study on the two selected projects— Sinosteel will receive a 40% interest in those two selected projects. Based on the results of the completed scoping study, Sinosteel will determine whether those two selected projects should proceed to Stage 2.

- Sinosteel would also be granted a 40% interest in any project it initially selects but later discards, provided that Sinosteel has already invested a certain amount in such project.

Stage 2 – <u>Further Site Work on the Selected Projects</u>
Sinosteel can elect to conduct further exploration and assessment work to enable the completion of a feasibility study for the development of a uranium mine to the +/- 10% project estimate accuracy level. It is anticipated that the expenditures for Stage 2 program would be in the range of US$4m to US$8m. Upon completion of the Stage 2 program, Sinosteel will increase its interest to 60% in each selected project for which a feasibility study has been completed.

Stage 3 – <u>Mining, Processing and Production</u>
After reviewing the results of the completed feasibility study, Sinosteel may determine whether to proceed with mining, processing and production work with respect to a selected project.

The MoU also provides for a development program for the remaining projects. For each such project, Sinosteel may earn up to 60% interest in such project, provided that Sinosteel has expended a specified sum on such project and has completed the Stage 1 requirements for such project.

The transaction contemplated by the MoU will be subject to certain conditions, including (i) approval of the Kyrgyz and Chinese government authorities and regulations and (ii) any relevant ASX and shareholder approvals.

Sinosteel has signalled its intention—subject to compliance with any applicable Australian legal and regulatory approvals and notifications—to become a shareholder in Monaro through the agreement to issue 1.9 million options in Monaro. Upon completion of a binding agreement, these option would have a three-year life and will be exercisable at AU$1.00 each, with a condition precedent being that MRO stock must trade at either (i) a three continuous day trading price of at least AU$1.40 or (ii) a five continuous day average trading price of at least AU$1.40.

Monaro would like to acknowledge the introduction and assistance in the negotiation of the MoU that was provided by Pitt Capital Asia Limited, and China Queen Capital (HK) Ltd, founded by Dr Alyce Su. That company was retained as an advisor to the transaction and will be paid a performance-based fee related the success completion of both the MoU and the Transaction Agreement.

***

**About Monaro Mining NL**

"Building a Serious Uranium Company"

Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and in Australia. In addition, gold and bas-metal projects are located in NSW, Australia. Monaro aims to grow both through project acquisition and corporate initiatives such as the recently announced merger proposal with Uranium King Limited, which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange and the Frankfurt Stock Exchange, and it is progressing with an ADR listing in the USA.


MONARO
MINING NL

**About Sinosteel**

Sinosteel Corporation is a central enterprise under the administration of the State-Owned Assets Supervision and Administration Commission of the People's Republic of China. There are 82 subsidiaries under the administration of Sinosteel, among which 57 are located in China and 25 are located abroad. The revenue from core businesses reached RMB 111 billion in 2007. Sinosteel is mainly engaged in the development and processing of metallurgical mineral resources, trading and logistics of metallurgical raw materials and products, and related engineering technical services and equipment manufacturing. Sinosteel is a large multinational enterprise with clearly defined core businesses that integrate resources development, trade and logistics, engineering projects, science and technology, equipment manufacturing and specialized services. Sinosteel also provides comprehensive auxiliary services for the steel industry, with a particular emphasis on steel mills.

## FURTHER INFORMATION

*For further information please contact Mr Warwick Grigor, Chairman, on +61 2 9247 0077 or Mart Rampe, Managing Director, on +61 2 4647 9566.*

**ABOUT MONARO MINING NL – *"Building a Serious Uranium Company"***

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia, with some of these holding potential for gold as well. Monaro aims to grow both through project acquisition and corporate initiatives such as the recently announced merger proposel with Uranium King Limited, which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an AMEX ADR listing in the USA.*


MONARO
MINING NL


中国中钢集团公司
SINOSTEEL CORPORATION
MONARO MINING NL
谅解备忘录签字仪式

Delegates from Monaro Mining and Sinosteel Corporation at the official signing of the MoU in Beijing


集团公司
CORPORATION
MONARO

Mr Zhimin Li, Vice President of Sinosteel Corporation and Mr Warwick Grigor, Chairman of Monaro Mining exchange the signed MoU documentation

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Monaro Mining NL

ABN

99 073 155 781

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully paid Shares<br>Options-unlisted |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 106,383 Ordinary Fully Paid Shares<br>500,000 Options Unlisted |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 500,000 Options - Exercise price $1.20. The options are exercisable within four years of issue, expiring on 18 February 2012. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Shares-Yes<br>Options- Unlisted options. Exercise price: $1.20 each. Expiry date: 18 February 2012. |
| 5 | Issue price or consideration | 106,383 Ordinary fully paid shares valued in total at AUD$100,000 (for further detail refer below).<br>500,000 unlisted options at an exercise price of $1.20 each. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | In accordance with the Heads of Agreement, dated 20 September 2007, between Monaro Mining NL ("Monaro") and Hapsburg Exploration Pty. Ltd. ("Hapsburg"), upon the successful granting of the initial exploration applications Monaro will issue ordinary fully paid shares to the value of AUD$100,000 and 500,000 unlisted options to Hapsburg at an exercise price of A$1.20, with a term of 4 years. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 21 February 2008 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 29,431,508 | ORD |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 5,000,000 | Restricted Part-Paid (paid to 0.001 cent, 19.999c unpaid) |
| 1,800,000 | Options Expiry 31/12/08 (MROAM) |
| 350,000 | Employee Options Expiry 19/04/11 (MROA) |
| 750,000 | Options Expiry 31/12/08 (MROAQ) |
| 500,000 | Options Expiry date 18/02/12 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not Applicable

## Part 2 - Bonus issue or pro rata issue

Not Applicable

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b) Not Applicable

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary          Date: 21 February 2008

Print name: Anne Adaley

== == == == ==

+ See chapter 19 for defined terms.





ABN 99 073 155 781

Suite 705, Level 7, St Martins Tower
31 Market Street, Sydney NSW 2000
PO Box 1178, Queen Victoria Building NSW 1230
T +61 2 9264 7344 F +61 2 9264 8933
www.monaromining.com.au



27 February 2008 **ASX ANNOUNCEMENT**





# CHANGE OF CORPORATE AND REGISTERED OFFICE

Monaro Mining NL (ASX:MRO) advises that the Company's Corporate and Registered office has re-located from Perth to Sydney.

The Company's head office is located at:

**Street address**

Suite 705 Level 7
St Martins Tower
31 Market Street
Sydney NSW 2000

**Contact numbers**

Phone: 612 9264 7344
Fax: 612 9264 8933



**Postal address**

PO Box 1178
Queen Victoria Building
NSW 1230

**Website and email**

www.monaromining.com.au
info@monaromining.com.au

**Share Registry**

The company's share registry details remain the same. Shareholders should direct any share holding or share administration enquiries to:

Computershare Registry Services
Yarra Falls
452 Johnson Street
Abbotsford, Victoria, 3067
Phone: 613 9415 5000
Fax: 613 9473 2500

FURTHER INFORMATION

*For further information please contact Mart Rampe, Managing Director, on +61 2 4647 9566 or Anne Adaley, Company Secretary, on +61 2 9264 7344.*



ABOUT MONARO MINING NL — *"Building a Serious Uranium Company"*

*Monaro Mining NL is an Australian-based international exploration and development company focusing on uranium. Its major assets include a highly prospective set of tenements in the Central Asian Kyrgyz Republic and Australia, with some of these holding potential for gold as well. Monaro aims to grow both through project acquisition and corporate initiatives such as the recently announced merger proposal with Uranium King Limited, which will provide the opportunity for near term uranium production in the USA. The shares are listed on the Australian Stock Exchange, the Frankfurt Stock Exchange and it is progressing with an AMEX ADR listing in the USA.*

Exh. 92


MONARO
MINING NL

29 FEBRUARY 2008

ASX ANNOUNCEMENT

CONTENTS

Directors' report 2
Auditor's independence declaration 5
Consolidated income statement 6
Consolidated balance sheet 7
Consolidated statement of changes in equity 8
Consolidated cash flow statement 9
Notes to the consolidated financial statements 10
Directors' declaration 13
Independent Auditor's review to the members 14
Corporate directory 16

Further Information

For further information please contact Mart Rampe, Managing Director, on (02) 46479566 or Warwick Grigor, Chairman, on (02) 92470077.

# HIGHLIGHTS

Merger Implementation Agreement with Uranium King Limited on track

US AMEX listing progressing

Subsequent to the reporting date, a Memorandum of Understanding was executed with Sinosteel Corporation from China

Cash Balance as at 31 December 2007 $6.7 million

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 9264 7344 Fax +61 2 9264 8933 PO Box 1178, Queen Victoria Building NSW 1230
Suite 705, Level 7, St Martins Tower, 31 Market Street, Sydney NSW 2000 ASX: MRO
www.monaromining.com.au info@monaromining.com.au



# MONARO MINING NL AND CONTROLLED ENTITIES
# DIRECTOR'S REPORT

The directors of Monaro Mining NL submit herewith the Interim financial report for the half-year ended 31 December 2007.

## Directors

The names of directors who held office during or since the end of the half-year:

- Mr Warwick R Grigor
- Mr Mart Rampe
- Mr Malcolm James (appointed 5 October 2007)
- Mr Michael J Evans (resigned 5 October 2007).

## Operating results

The consolidated loss after tax for the reporting period was $2,890,441 (Half-year ended 31 December 2006 loss: $1,099,046).

## Review of Operations

### Corporate Development

On 18 September 2007, the Company announced plans to list its shares on the US AMEX market by way of sponsored American Depository Receipts (ADRs). It is considered that Monaro is well placed to create a significant market profile in the North American capital market based on its highly prospective portfolio of uranium projects, strong management and uranium expertise.

On 11 October 2007, a Merger Implementation Agreement (MIA) between the Company and Uranium King Limited (UKL) was signed. This agreement, which is subject to the approval of UKL shareholders, is seen by Monaro's Board as representing a unique opportunity to strengthen the Company and to combine their respective uranium businesses to form an internationally competitive uranium company. The directors of both companies believe that the merged entity will be a dynamic and well-funded company that will provide benefits to shareholders that include:

- A pipeline of projects from greenfields and advanced exploration through to pre-production;
- Geographical diversity of projects in countries that include the USA, Europe, Central Asia and Australia;
- The increased financial capacity to identify and target project and corporate acquisition opportunities;
- Enhanced management and technical capabilities; and
- Expanded shareholder base with increased market liquidity.

The merger will benefit from the technical and financial skills of the combined management teams and the new board will comprise three representatives from each of Monaro and Uranium King.

Under the terms of the proposed merger, shareholders of Uranium King will receive five Monaro shares for each seven shares they hold in Uranium King and Uranium King will become a wholly owned subsidiary of Monaro.

It is now anticipated that the Scheme of Arrangement documentation will be forwarded to Uranium King shareholders in March 2008. Shareholders of Uranium King will then be asked to approve the Scheme of Arrangement in a general meeting to be held in April 2008. On the basis of this and other approvals being received, the expected Implementation Date will be in May 2008.



## Exploration

During the reporting period, the exploration effort has focused on generating and advancing the Company's uranium prospects and targets in the Kyrgyz Republic. However, the Company's large landholdings are also prospective for a range of other minerals, including gold, copper, lead, zinc, tin, tungsten, niobium and tantalum. In addition, because the Kyrgyz titles host multiple prospects in varying stages of development, exploration has varied from "grassroots" through to drilling with the emphasis on the more advanced prospects and those with the best potential to generate additional mineralisation quickly. As required under Kyrgyz law, a number of the tenements were reduced in area.

A drilling program was completed on the Sogul uranium prospect to assess its potential. This is a prospect extensively tested by Russian geologists and widespread uranium mineralisation was confirmed by the Company's drilling program. The results from the drilling as well as extensive regional data are still subject to on-going evaluation. Drilling has also been completed at the Aramsu uranium and Djal-Kokildal gold prospects. In both cases, drilling has confirmed the presence of mineralised zones.

Whilst our exploration team is headquartered in the capital, Bishkek, regional offices have also been established to accommodate our various exploration programs. The exploration team, is being assisted by a number of expatriate geologists and contractors and their efforts are supplemented by teams of local geological and geophysical contractors.

Subsequent to the reporting date, a Memorandum of Understanding (MOU) was executed with Sinosteel Corporation from China. The MOU will enable Sinosteel to earn an interest in one or more of the Kyrgyz uranium properties, subject to meeting certain expenditure and other requirements.

In Australia, uranium and gold projects which were acquired through the Hapsburg Joint Venture are now being evaluated. A reconnaissance field program was completed on the Northern Territory and Western Australian tenements and results will be evaluated over the coming months. A number of the Queensland tenements have also now been granted and exploration programs for these are being developed.

Gold and base metal projects located in NSW are also subject to assessment and data enhancement programs. In the case of the Captains Flat base metals project, the Company's Joint Venture partner, Ironbark Gold Limited is continuing its efforts to generate a mineable project. The Mt Paynter and Wymah molybdenum, tungsten and tin projects have also been farmed out to Noah Resources NL and an exploration program is due to commence on these tenements early in 2008. The Michelago and Mayfield projects are also being enhanced with the view to farming them out in due course.

More recently, the Company through its locally established entity in the Republic of Estonia, has applied for exploration title in the northern part of the country. The area sought for exploration is prospective for uranium, vanadium and molybdenum.

Other projects both in Australia and overseas are being evaluated on an on-going basis and it is anticipated that one or more new projects will be added to the Company's portfolio during 2008.

Looking forward, the company will continue to focus on exploration and development activities in Australia, the Kyrgyz Republic, Estonia and the USA. The entity's objectives are to establish a mineable resource while at the same time expose shareholders to a number of high impact exploration opportunities with a strong bias toward uranium.

## Corporate Governance

During the period there were no changes to Corporate Governance Practices adopted by the Board, these being determined to be commensurate with best practice given the Company's size, its operations and the industry within which it participates. The Corporate governance Practice Statement is set out in the 2007 Annual Report.



## Auditor's Declaration

The lead auditor's independence declaration under section 307C of the *Corporation Act 2001* is set out on page 5 for the half-year ended 31 December 2007 and forms part of this report.

This report is signed in accordance with a resolution of the Board of Directors.

**Mr M Rampe**
**Managing Director**

Sydney, 29 February 2008

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 9264 7344 Fax +61 2 9264 8933 PO Box 1178, Queen Victoria Building NSW 1230
Suite 705, Level 7, St Martins Tower, 31 Market Street, Sydney NSW 2000 ASX: MRO
www.monaromining.com.au info@monaromining.com.au



# AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE *CORPORATIONS ACT 2001*




Grant Thornton NSW
ABN 25 034 787 757

Level 17, 383 Kent Street
Sydney NSW 2000
PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au


**AUDITOR'S INDEPENDENCE DECLARATION**
**TO THE DIRECTORS OF MONARO MINING NL**

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Monaro Mining NL for the half-year ended 31 December 2007, I declare that, to the best of my knowledge and belief, there have been:

a no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b no contraventions of any applicable code of professional conduct in relation to the review.

GRANT THORNTON NSW
Chartered Accountants

A J ARCHER
Partner

Sydney, 29 February 2008



# MONARO MINING NL AND CONTROLLED ENTITIES

## Consolidated income statement for the half-year ended 31 December 2007

| | CONSOLIDATED GROUP | |
|---|---|---|
| | 31 DECEMBER 2007<br>$ | 31 DECEMBER 2006<br>$ |
| Other income | **232,108** | 136,245 |
| Direct operating costs | | |
| Depreciation and amortisation expenses | **(29,542)** | (12,953) |
| Exploration and evaluation expenses | **(1,252,581)** | (400,260) |
| General and administrative expenses | **(1,840,066)** | (785,562) |
| Finance costs | **(360)** | - |
| Other expenses | **-** | (36,516) |
| **Loss before income tax** | **(2,890,441)** | (1,099,046) |
| Income tax expense | **-** | - |
| Loss from continuing operations | **(2,890,441)** | (1,099,046) |
| **Loss for the period** | **(2,890,441)** | (1,099,046) |
| **Loss attributable to members of the parent entity** | **(2,890,441)** | (1,099,046) |
| **Earnings per share:** | | |
| Basic earnings per share (cents per share) | **(8.6)** | (5.4) |
| Diluted earnings per share (cents per share) | **(8.6)** | (5.4) |

Notes to the consolidated financial statements are included on pages 10 to 12.

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 9264 7344 Fax +61 2 9264 8933 PO Box 1178, Queen Victoria Building NSW 1230
Suite 705, Level 7, St Martins Tower, 31 Market Street, Sydney NSW 2000 ASX: MRO
www.monaromining.com.au info@monaromining.com.au



# MONARO MINING NL AND CONTROLLED ENTITIES

## Consolidated balance sheet as at 31 December 2007

| | 31 DECEMBER 2007<br>$ | 30 JUNE 2007<br>$ |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | **6,664,094** | 4,828,294 |
| Trade and other receivables | **93,233** | 31,930 |
| Other | **47,584** | 15,816 |
| **Total current assets** | **6,804,911** | 4,876,040 |
| **Non-current assets** | | |
| Other financial assets | **97,650** | 54,324 |
| Intangibles | **10,662** | 12,498 |
| Property, plant and equipment | **294,446** | 176,835 |
| Mineral properties | **3,739,084** | 3,739,084 |
| **Total non-current assets** | **4,141,842** | 3,982,741 |
| **Total assets** | **10,946,753** | 8,858,781 |
| **Current liabilities** | | |
| Trade and other payables | **314,770** | 206,310 |
| Provisions | **19,438** | 6,308 |
| Short-term financial liabilities | **10,611** | - |
| Total current liabilities | **344,819** | 212,618 |
| **Non-current liabilities** | | |
| Long-term financial liabilities | **44,401** | - |
| **Total non-current liabilities** | **44,401** | - |
| **Total liabilities** | **389,220** | 212,618 |
| **Net assets** | **10,557,533** | 8,646,163 |
| **Equity** | | |
| Issued capital | **16,443,240** | 11,217,416 |
| Reserves | **1,123,562** | 1,547,575 |
| Accumulated losses | **(7,009,269)** | (4,118,828) |
| **Total equity** | **10,557,533** | 8,646,163 |

Notes to the consolidated financial statements are included on pages 10 to 12.

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 9264 7344 Fax +61 2 9264 8933 PO Box 1178, Queen Victoria Building NSW 1230
Suite 705, Level 7, St Martins Tower, 31 Market Street, Sydney NSW 2000 ASX: MRO
www.monaromining.com.au info@monaromining.com.au



# MONARO MINING NL AND CONTROLLED ENTITIES

## Consolidated statement of changes in equity for the half-year ended 31 December 2007

| | SHARE CAPITAL $ | RESERVES: OPTION RESERVE $ | RESERVES: FOREIGN CURRENCY TRANSLATION RESERVE $ | RESERVES: TOTAL $ | ACCUMULATED LOSSES $ | TOTAL $ |
|---|---|---|---|---|---|---|
| **Balance at 1 July 2006** | **5,673,722** | **1,894,574** | **1,312** | **1,895,886** | **(927,988)** | **6,641,620** |
| Share based payments | | 189,000 | - | 189,000 | - | 189,000 |
| Exchange differences arising on translation of foreign operations | - | - | 32,174 | 32,174 | - | 32,174 |
| **Net income recognised directly in equity** | | | 32,174 | 32,174 | - | 32,174 |
| Loss for the period | - | - | - | - | (1,099,046) | (1,099,046) |
| **Total recognised income and expense** | - | - | **32,174** | **32,174** | **(1,099,046)** | **(1,099,046)** |
| Issue of shares | 3,600,000 | - | - | - | - | 3,600,000 |
| Conversion of options into shares | 323,400 | (323,400) | - | (323,400) | - | - |
| Share issue costs | (273,548) | 111,600 | - | 111,600 | - | (161,948) |
| **Balance at 31 December 2006** | **9,323,574** | **1,871,774** | **33,486** | **1,905,260** | **(2,027,034)** | **9,201,800** |
| | | | | | | |
| **Balance at 1 July 2007** | **11,217,416** | **1,524,420** | **23,155** | **1,547,575** | **(4,118,828)** | **8,646,163** |
| Exchange differences arising on translation of foreign operations | - | - | (84,678) | (84,678) | - | (84,678) |
| **Net income recognised directly in equity** | - | - | (84,678) | (84,678) | - | (84,678) |
| Loss for the period | | | | | (2,890,441) | (2,890,441) |
| **Total recognised income and expense** | | | **(84,678)** | **(84,678)** | **(2,890,441)** | **(2,975,119)** |
| Issue of shares | 5,044,235 | | | | | 5,044,235 |
| Paid up partly-paid shares | (200) | | | | | (200) |
| Conversion of options into shares | 339,335 | (339,335) | | (339,335) | | - |
| Share issue costs | (157,546) | | | | | (157,546) |
| **Balance at 31 December 2007** | **16,443,240** | **1,185,085** | **(61,523)** | **1,123,562** | **(7,009,269)** | **10,557,533** |

Notes to the consolidated financial statements are included on pages 10 to 12.



# MONARO MINING NL AND CONTROLLED ENTITIES

## Consolidated cash flow statement for half-year ended 31 December 2007

| | 31 DECEMBER 2007 | 31 DECEMBER 2006 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Payments to suppliers and employees | **(3,085,543)** | (1,076,350) |
| **Net cash used in operating activities** | **(3,085,543)** | (1,076,350) |
| **Cash flows from investing activities** | | |
| Payments for mineral leases | - | (10,000) |
| Payments for property, plant and equipment | **(93,863)** | (37,555) |
| Interest received | **194,289** | 78,388 |
| Proceeds from sale of property, plant and equipment | - | 50,000 |
| Other | - | (6,000) |
| **Net cash provided by investing activities** | **100,426** | 74,783 |
| **Cash flows from financing activities** | | |
| Proceeds from issues of shares and other equity securities | **5,044,035** | 3,600,000 |
| Payment for share issue costs | **(157,545)** | (129,882) |
| **Net cash provided by financing activities** | **4,886,490** | 3,470,118 |
| Net increase in cash and cash equivalents | **1,901,373** | 2,468,551 |
| Cash and cash equivalents at beginning of period | **4,828,294** | 3,015,374 |
| Effects of exchange rate changes on cash and cash equivalents held in foreign currency | **(65,573)** | (3,904) |
| **Cash and cash equivalents at end of period** | **6,664,094** | 5,480,021 |

Notes to the consolidated financial statements are included on pages 10 to 12.



# MONARO MINING NL AND CONTROLLED ENTITIES

## Notes to the financial statements 31 December 2007

### 1. Basis of preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standard AASB 134 *Interim Financial Reporting*, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting.*

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2007 and any public announcements made by Monaro Mining NL during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001*.

The half-year financial report does not include full disclosures of the type normally included in an annual financial report.

Except where indicated otherwise, all amounts are presented in Australian dollars.

### 2. Significant accounting policies

The half-year report has been prepared on an accrual basis and is based on historical costs, except where applicable, for the revaluation of mineral sales and certain financial instruments. The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2007 annual financial report for the year ended 30 June 2007, unless otherwise described herein.

### 3. Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of mineral exploration. Geographically, the group operates in Australia, Kyrgyz and Estonia. Offices are maintained in Australia and in Kyrgyz where operations comprise the operations of Zona Noblus LLC. Segment results are classified in accordance with their use within geographic segments regardless of legal entity ownership.

| 2007 | AUSTRALIA<br>$ | KYRGYZ<br>$ | ESTONIA<br>$ | TOTAL<br>$ |
|---|---|---|---|---|
| **Revenue** | | | | |
| Other revenue | 232,102 | - | 6 | 232,108 |
| Total segment revenue | 232,102 | - | 6 | 232,108 |
| Unallocated revenue | | | | - |
| Total segment revenue | | | | 232,108 |
| **Segment Result** | (1,453,343) | (1,361,169) | (75,929) | (2,890,441) |
| Unallocated expenses net of unallocated revenue | | | | - |
| Loss before income tax | | | | (2,890,441) |
| Income tax expense | | | | - |
| Loss after income tax | | | | (2,890,441) |

MONARO MINING NL ABN 99 073 155 781
Tel +61 2 9264 7344 Fax +61 2 9264 8933 PO Box 1178, Queen Victoria Building NSW 1230
Suite 705, Level 7, St Martins Tower, 31 Market Street, Sydney NSW 2000 ASX: MRO
www.monaromining.com.au info@monaromining.com.au



| 2006 | AUSTRALIA $ | KYRGYZ $ | ESTONIA $ | TOTAL $ |
|---|---|---|---|---|
| **Revenue** | | | | |
| Other revenue | 136,245 | - | - | 136,245 |
| Total segment revenue | 136,245 | - | - | 136,245 |
| Unallocated revenue | | | | - |
| Total segment revenue | | | | 136,245 |
| **Segment Result** | (539,833) | (559,213) | - | (1,099,046) |
| Unallocated expenses net of unallocated revenue | | | | - |
| Loss before income tax | | | | (1,099,046) |
| Income tax expense | | | | - |
| Loss after income tax | | | | (1,099,046) |

4. Issuances of equity securities

The following equity securities were issued during the reporting period:

a. 4,170,197 listed options to subscribe for ordinary shares at $1.20 on or before 31 July 2007 were exercised by option holders raising $5,004,235 before the costs of issue.

b. On 6 December 2007, 200,000 ordinary shares were issued as a result of the balance due of 19.999 cents per ordinary share on unquoted contributing shares being fully paid.



## 5. Contingencies and commitments

| | CONSOLIDATED | |
|---|---|---|
| | 2007<br>$ | 2006<br>$ |
| Contingency liabilities | 32,300 | 32,300 |
| Contingency assets | - | - |

There are written contracts between Mr. Mart Rampe, Managing Director, Monaro Mining NL and Mr.Steve McRobbie, General Manager, CIS/ Europe. In the event that service contracts with senior executive are terminated early then the Company may become liable for payments in lieu of notice. In relation to the McRobbie contract this comprises two months or approximately $32,300. In the case of the Rampe contract this amount is not presently quantifiable. There are no other contingent liabilities arising from service contracts with executives.

Pursuant to an Agreement to acquire uranium and gold exploration licences in the Kyrgyz Republic settled on 30 January 2006 a further 2,000,000 fully paid ordinary shares will be issued upon the grant of a mining licence and all mining, environmental and export approvals for a uranium mining operation on one of the projects. The Company applied for and was granted a waiver from Listing Rule 7.3.2 as the shares would not be issued within three months of the General Meeting of Shareholders but will be issued no later than 36 months after the date of the meeting.

Pursuant to an Exploration Heads of Agreement (EJVHoA), dated 20 September 2006, between Monaro Mining NL and Hapsburg Exploration Pty Ltd ("Hapsburg"), Hapsburg undertook to apply for a number of exploration licences under permits in various states of Australia prospective for uranium, gold and base metals. Under Clause 1.3 of the EJVHoA, upon successful grant of all tenements (as defined in the EJVHoA), Monaro Mining is required to issue to Hapsburg Exploration, fully paid shares of Monaro Mining NL to the value of $100,000 and 500,000 share purchase options at an exercise price of $1.20 with a term of four years from issue.

All tenements as described in the EJVHoA have been granted and accordingly, 106,383 ordinary shares have been issued to Hapsburg Exploration Pty Ltd and 500,000 share purchase options in Monaro at an exercise price of AUD 1.20 with a term of four years, expiring on 18 February 2012.

The company will incur corporate advisory fees in relation to the merger with Uranium King Limited if it proceeds.

*Commitments for expenditure*

Commitments for exploration expenditure do not vary materially from those reported in the 2007 Financial Statements. The exploration commitments reflect the minimum expenditure to meet the conditions under which the properties are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, joint venture or relinquishment of the interests and may vary depending upon the results of exploration. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

## 6. Subsequent events

On 30 January 2008, the Company announced that it plans to accelerate the development of its uranium portfolio in the Kyrgyz Republic following the signing of a Memorandum of Understanding ("MoU") with Sinosteel Corporation ("Sinosteel"), a Chinese state-owned enterprise engaged in developing, mining and marketing natural resources worldwide.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.



# MONARO MINING NL AND CONTROLLED ENTITIES

The directors declare that:

1. The financial statements and notes, as set out on pages 6 to12
   a. comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations; and
   b. give a true and fair view of the economic entity's financial position as at 31 December 2007 and if its performance for the half-year ended on that date.
2. In the directors' opinion, there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

On behalf of the Directors

**M Rampe**
**Director**

Sydney, 29 February 2008



# INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MONARO MINING NL




Grant Thornton NSW
ABN 25 034 787 757

Level 17, 383 Kent Street
Sydney NSW 2000
PO Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info@gtnsw.com.au
W www.grantthornton.com.au


## INDEPENDENT AUDITOR'S REVIEW REPORT TO THE MEMBERS OF MONARO MINING NL

We have reviewed the accompanying half-year financial report of Monaro Mining NL and the entities it controlled (the consolidated entity), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, a statement of accounting policies, and other selected explanatory notes. The consolidated entity comprises both the Monaro Mining NL and the entities it controlled during that half-year.

### Directors' responsibility for the half-year financial report

The directors of the Monaro Mining NL are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards including the Australian Accounting Interpretations and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

### Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagement ASRE 2410: Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Monaro Mining NL's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Monaro Mining NL, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.





**INDEPENDENT AUDITOR'S REVIEW REPORT**
**TO THE MEMBERS OF MONARO MINING NL (cont)**

**Auditor's responsibility (cont)**

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

**Independence**

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

**Conclusion**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Monaro Mining NL is not in accordance with the Corporations Act 2001, including:

a giving a true and fair view of the Monaro Mining NL's financial position as at 31 December 2007 and of its performance for the half-year ended on that date.

b complying with Accounting Standard AASB 134: Interim Financial Reporting and Corporations Regulations 2001.

GRANT THORNTON NSW
Chartered Accountants

A J ARCHER
Partner

Sydney, 29 February 2008


MONARO
MINING NL

## CORPORATE DIRECTORY

### Directors

Warwick Grigor (Chairman)
Mart Rampe (Managing Director)
Malcolm James (Non-executive Director)

### Company Secretary

Anne Adaley

### Registered Office

Suite 705 Level 7
St Martins Tower
31 Market Street
Sydney NSW 2000

T +61 2 9264 7344
F +61 2 9264 8933
E info@monaromining.com.au
www.monaromining.com.au

### Kyrgyz office

Zona Noblus LLC
85 Tynystanov Street
Bishkek 720053
The Kyrgyz Republic

T +996 312 544 896
F +996 312 972 809

### Share Registry

Computer Share Registry Services
Yarra Falls
452 Johnson Street
Abbotsford VIC 3067

T +61 3 9415 5000
F +61 3 9473 2500

### Banker

Westpac Bank
Level 31 275 Kent Street
Sydney NSW 2000

### Solicitor

Mark Edwards
4 Kangaroo Parade
Yalingup WA 6282

### Auditor

Grant Thornton
Level 17 383 Kent Street
Sydney NSW 2000

### Stock Exchange Listings

**Australian Securities Exchange**
**ASX Codes**
Ordinary Shares MRO

**Frankfurt Stock Exchange**
**Xetra Codes**
Ordinary Shares MRH


END